Original

As filed with the Securities and Exchange Commission on April 2, 2004

File No. 24-10079

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

04021566

FORM 1-A/A
AMENDMENT NO. 1
REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933

LYONS BANCORP, INC.

(Exact name of issuer as specified in its charter)

New York

(State or other jurisdiction of incorporation or organization)

35 William Street
Lyons, New York 14489
(315) 946-4871

(Name, address, including zip code and telephone number, including area code, of the issuer's principal executive offices)

PROCESSED
APR 05 2004
THOMSON FINANCIAL

Robert A. Schick
President and Chief Executive Officer
35 William Street
Lyons, New York 14489
(315) 946-4871

(Name, address, including zip code and telephone number, including area code, of agent for service)

6712	**31-1210180**
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

With Copies to:

Gordon E Forth Esq.
Gregory W. Gribben, Esq.
Woods Oviatt Gilman LLP
700 Crossroads Building
2 State Street
Rochester, New York 14614
Phone: (585) 987-2800
Facsimile: (585) 454-3968

This Offering Statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

{483444:}

PART I - NOTIFICATION

ITEM 1. Significant Parties

(a) The following lists the names and business and residential addresses of the directors of the issuer:

Name	Business Address	Residential Address
David Breen, Jr.	Breen Fam Inc. P.O. Box 96 Williamson, New York 14589-0096	2038 Daansen Road Palmyra, New York 14522
Clair J. Britt, Jr.	The Lyons National Bank 35 William Street Lyons, New York 14489	8632 Helch Road Lyons, New York 14489
Andrew Fredricksen	16 East Main Street, Suite 500 Rochester, New York 14614	23 Hampton Lane Fairport, New York 14450
James A. Homburger	James A. Homburger 305 East Avenue Newark, New York 14513	6360 Ann Lee Drive North Rose, New York 14516
Theodore Marshall	Marshall Family Associates, LLC 2737 Erie Drive Weedsport, New York 13166	2776 Marshall Street Weedsport, New York 13166
Anthony Paliotti	none	31 Culver Street Lyons, New York 14489
James E. Santelli	none	2096 Warncke Road Lyons, New York 14489
Robert A. Schick	The Lyons National Bank 35 William Street Lyons, New York 14489	477 South Main Street Geneva, New York 14456
John J. Werner, Jr.	none	9469 Bridger Lane North Rose, New York 14516

{483444:}

(b) The following lists the names and business and residential addresses of the executive officers of the issuer:

Name	Business Address	Residential Address
Robert Schick, President	35 William Street Lyons, New York 14489	477 South Main Street Geneva, New York 14456
Kenneth Burt, Treasurer	35 William Street Lyons, New York 14489	186 Caroline Street Clyde, New York 14433
Jan Mastracy, Secretary	35 William Street Lyons, New York 14489	40 Madison Street Lyons, New York 14489

(c) The issuer has no general partners.

(d) The following lists the names and business and residential addresses of the record owners of 5% or more of the issuer's common stock, its only outstanding class of securities.

Name	Business Address	Residential Address
Albert O. Fenvessey	none	22 Ramsey Park Rochester, New York 14610
Anthony Paliotti	none	31 Culver Street Lyons, New York 14489
Philip L. Paliotti	none	40 Dickerson Street Lyons, New York 14489
John J. Werner, Jr.	none	9469 Bridger Lane North Rose, New York 14516
Estate of William S. Gavitt	none	P.O. Box 96 Lyons, New York 14489-0096

(e) The following lists the names and business and residential addresses of the beneficial owners of 5% or more of the issuer's common stock, its only outstanding class of securities:

Name	Business Address	Residential Address
Albert O. Fenvessey	none	22 Ramsey Park Rochester, New York 14610
Anthony Paliotti	none	31 Culver Street Lyons, New York 14489
Philip L. Paliotti	none	40 Dickerson Street Lyons, New York 14489
John J. Werner, Jr.	none	9469 Bridger Lane North Rose, New York 14516
Estate of William S. Gavitt	none	P.O. Box 96 Lyons, New York 14489-0096

(f) There are no promoters of the issuer in connection with this offering.

(g) The table in (a) identifies each person who may be deemed to be an affiliate of issuer.

Name of Affiliate	Address
The Lyons National Bank	35 William Street Lyons, New York 14489
Lyons Realty Associates Corp.	35 William Street Lyons, New York 14489
LNB Life Agency Inc.	35 William Street Lyons, New York 14489
Lyons Capital Statutory Trust I	35 William Street Lyons, New York 14489

See officers, directors and record and beneficial owners listed in items (a) through (e) above.

(h) Woods Oviatt Gilman LLP, 700 Crossroads Building, Rochester, New York 14614 serves as counsel to the issuer with respect to the proposed offering.

(i), (j), (k), (l), (m) There will be no underwriter with respect to the proposed offering.

ITEM 2. Application of Rule 262

No persons identified in response to Item 1 are subject to the disqualification provisions set forth in Rule 262.

ITEM 3. Affiliate Sales

Not applicable.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) The issuer, by means of this offering circular, is making this offering in the States of Florida, New York, North Carolina and South Carolina, directly through its executive officers and directors. There are no registration or qualification provisions in the State of New York. No director, officer or other employee of the issuer will receive remuneration in connection with the sale of the securities in this offering, except such persons may be reimbursed their reasonable out-of-pocket expenses.

(b) This offering will be conducted for us by Robert Schick, our President, Clair J. Britt, Jr., a Senior Executive Vice President with the Bank, Thomas Kime, an Executive Vice President with the Bank, and Kenneth Burt, our Treasurer and Senior Vice President with the Bank.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

On December 31, 2003, the issuer effected a 2-for-1 stock split of its outstanding shares of common stock. All figures reported in this Item 5 have been restated to reflect this stock split.

(a) Since February 20, 2003, Lyons Bancorp., Inc., has issued its common stock to the following persons in the following amounts and aggregate offering prices:

Name and Identity	No. of Shares	Aggregate Offering Price
Robert A. Schick President, CEO and Director Lyons Bancorp, Inc. The Lyons National Bank	1,560	$35,100.00

Name and Identity	No. of Shares	Aggregate Offering Price
Clair J. Britt, Jr. Executive Vice-President, The Lyons National Bank Director, Lyons Bancorp, Inc.	300	$6,750.00
Kenneth Burt Chief Financial Officer, The Lyons National Bank Treasurer, Lyons Bancorp	200	$4,500.00
Noelle Donselaar Assistant Vice-President and MIS Officer The Lyons National Bank	200	$4,500.00
Henry O'Reilly Director of Internal Audit, The Lyons National Bank	200	$4,500.00
Kimberly A. Kelley Director of Human Resources, The Lyons National Bank	200	$4,500.00
Helen Santelli wife of director, James Santelli	4,000	$104,000.00
Margaret A. Haring sister of Clair J. Britt, Jr.	400	$10,800.00
P. Stephan Smith and Nancy Smith father-in-law and mother-in-law of Clair J. Britt, Jr.	2,200	$50,600.00
Philip Dodson Existing shareholder of Lyons Bancorp, Inc. and customer of The Lyons National Bank	160	$4,100.00
Rick Kelley Existing shareholder of Lyons Bancorp, Inc. and customer of The Lyons National Bank	150	$3,618.75

{483444:}

Name and Identity	No. of Shares	Aggregate Offering Price
Thomas H. Pease Existing shareholder of Lyons Bancorp, Inc. and customer of The Lyons National Bank	400	$10,500.00
Edward Kime Existing business relationship with Mr. Britt	1,694	$44,467.50

We sold the following securities pursuant to Section 4(2) under the Securities Act of 1933, as amended, based upon the limited number of offerees, their relationship to the issuer, the number of shares offered in each offering, the size of the respective offerings, and the manner of each offering. Schick, Britt, Burt, Donselaar, O'Reilly and Kimberly Kelly are members of the Lyons National Bank senior management and/or directors. Robert Schick's shares were purchased under the terms of his employment agreement which allows him to purchase shares under a bonus arrangement at $22.50 per share in 2003.

(b) Each of the following person made private resales of shares of the issuer's stock since February 20, 2003. William Gavitt, Sr., transferred 200 shares to his daughter Sarah G. Holland in February 2003. Anthony Paliotti sold 1,000 shares to TSB Services, Inc., for $50.00 per share in June 2003. TSB Services, Inc., is the holding company for Tioga State Bank headquartered in Spencer, New York. Anthony Cataldi, Vice-President, sold 400 shares for $53.75 per share to his brother Daniel Cataldi, and a company controlled by him, in October 2003. In making each sale, each person relied on the exemptions from registration provided by Section 4(1) under the Securities Act, and the so-called "Section 4(1-1/2)" exemption for private resales. See Employee Benefit Plans, Securities Act Release No. 33-6188 n.178 (February 1, 1980). This reliance was based upon the fact that there was only one purchaser per seller, their relationship to the particular seller, the number of shares sold and the manner of each sale. Additionally, each person held the shares sold for at least 2 years prior to the sale.

ITEM 6. Other Present or Proposed Offerings

The issuer has reserved for issuance a total of 10,000 shares of common stock which may be issued to employees and non-employee directors under the issuer's Restricted Stock Plan. The Plan provides for the grant of restricted stock to eligible participants for such consideration to be given by the participant as determined by the Board of Directors in its sole discretion, including consideration for past services rendered. The purpose of the Plan is to provide a means whereby the issuer may, through the grant of restricted stock awards, attract and retain individuals and motivate them to exercise their best efforts on behalf of the issuer and its subsidiaries. As of the date hereof, no shares of common stock have been awarded under the Plan.

The issuer may also award shares to its executive officers, Robert A. Schick, Clair J. Britt, Jr., and Kenneth Burt pursuant to deferred compensation arrangements under employment agreements with these persons. Under Mr. Schick's employment agreement, he is eligible to receive deferred compensation in the amount of $35,000 in 2004. That amount is to be increased in each subsequent year by $5,000 to reflect an annual cost of living adjustment through May 2011. Mr. Britt is entitled to receive deferred compensation in 2004 in the amount of $10,000. That amount may be increased annually as determined by the Board of Directors in its discretion under the five (5) year term of the agreement. Mr. Burt is entitled to receive deferred compensation in 2004 in the amount of $7,500. That amount may be increased annually as determined by the Board of Directors in its discretion under the three (3) year term of the agreement, which may be automatically renewed for a total term of up to nine (9) years. The amount of stock that may be purchased under each of the agreements is based on the last reported sale price in the issuer's stock in the market on which it trades as of December 31 of the prior year. The stock is restricted and will not vest until the earlier of the executive's death, termination of employment, retirement, termination of the employment agreement, or a change of control as defined in the employment agreements.

ITEM 7. Marketing Arrangements

(a) There is no arrangement to limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution, to stabilize the market for any securities to be offered or for withholding commissions.

(b) No underwriter will be used in connection with this offering.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

No expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents, subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee.

ITEM 9. Use of a Solicitation of Interest Document

A letter concerning the availability of offering materials was mailed to existing shareholders of the issuer on January 22, 2004. A form of the letter was submitted to the Commission on January 6, 2004, and an amended form was submitted on January 22, 2004.

PART II

OFFERING CIRCULAR

As filed with the Securities and Exchange Commission on April 2, 2004

File No. 24-10079

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-A
AMENDMENT NO. 1
REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

LYONS BANCORP, INC.

(Exact name of issuer as specified in its charter)

New York

(State or other jurisdiction of incorporation or organization)

35 William Street
Lyons, New York 14489
(315) 946-4871

(Name, address, including zip code and telephone number, including area code, of the issuer's principal executive offices)

Robert A. Schick
President and Chief Executive Officer
35 William Street
Lyons, New York 14489
(315) 946-4871

(Name, address, including zip code and telephone number, including area code, of agent for service)

6712	**31-1210180**
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

With Copies to:

Gordon E Forth Esq.
Gregory W. Gribben, Esq.
Woods Oviatt Gilman LLP
700 Crossroads Building
2 State Street
Rochester, New York 14614
Phone: (585) 987-2800
Facsimile: (585) 454-3968

This Offering Statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PART I - NOTIFICATION

ITEM 1. Significant Parties

(a) The following lists the names and business and residential addresses of the directors of the issuer:

Name	Business Address	Residential Address
David Breen, Jr.	Breen Fam Inc. P.O. Box 96 Williamson, New York 14589-0096	2038 Daansen Road Palmyra, New York 14522
Clair J. Britt, Jr.	The Lyons National Bank 35 William Street Lyons, New York 14489	8632 Helch Road Lyons, New York 14489
Andrew Fredricksen	16 East Main Street, Suite 500 Rochester, New York 14614	23 Hampton Lane Fairport, New York 14450
James A. Homburger	James A. Homburger 305 East Avenue Newark, New York 14513	6360 Ann Lee Drive North Rose, New York 14516
Theodore Marshall	Marshall Family Associates, LLC 2737 Erie Drive Weedsport, New York 13166	2776 Marshall Street Weedsport, New York 13166
Anthony Paliotti	none	31 Culver Street Lyons, New York 14489
James E. Santelli	none	2096 Warncke Road Lyons, New York 14489
Robert A. Schick	The Lyons National Bank 35 William Street Lyons, New York 14489	477 South Main Street Geneva, New York 14456
John J. Werner, Jr.	none	9469 Bridger Lane North Rose, New York 14516

(b) The following lists the names and business and residential addresses of the executive officers of the issuer:

Name	Business Address	Residential Address
Robert Schick, President	35 William Street Lyons, New York 14489	477 South Main Street Geneva, New York 14456
Kenneth Burt, Treasurer	35 William Street Lyons, New York 14489	186 Caroline Street Clyde, New York 14433
Jan Mastracy, Secretary	35 William Street Lyons, New York 14489	40 Madison Street Lyons, New York 14489

(c) The issuer has no general partners.

(d) The following lists the names and business and residential addresses of the record owners of 5% or more of the issuer's common stock, its only outstanding class of securities.

Name	Business Address	Residential Address
Albert O. Fenvessey	none	22 Ramsey Park Rochester, New York 14610
Anthony Paliotti	none	31 Culver Street Lyons, New York 14489
Philip L. Paliotti	none	40 Dickerson Street Lyons, New York 14489
John J. Werner, Jr.	none	9469 Bridger Lane North Rose, New York 14516
Estate of William S. Gavitt	none	P.O. Box 96 Lyons, New York 14489-0096

(e) The following lists the names and business and residential addresses of the beneficial owners of 5% or more of the issuer's common stock, its only outstanding class of securities:

Name	Business Address	Residential Address
Albert O. Fenvessey	none	22 Ramsey Park Rochester, New York 14610
Anthony Paliotti	none	31 Culver Street Lyons, New York 14489
Philip L. Paliotti	none	40 Dickerson Street Lyons, New York 14489
John J. Werner, Jr.	none	9469 Bridger Lane North Rose, New York 14516
Estate of William S. Gavitt	none	P.O. Box 96 Lyons, New York 14489-0096

(f) There are no promoters of the issuer in connection with this offering.

(g) The table in (a) identifies each person who may be deemed to be an affiliate of issuer.

Name of Affiliate	Address
The Lyons National Bank	35 William Street Lyons, New York 14489
Lyons Realty Associates Corp.	35 William Street Lyons, New York 14489
LNB Life Agency Inc.	35 William Street Lyons, New York 14489
Lyons Capital Statutory Trust I	35 William Street Lyons, New York 14489

See officers, directors and record and beneficial owners listed in items (a) through (e) above.

(h) Woods Oviatt Gilman LLP, 700 Crossroads Building, Rochester, New York 14614 serves as counsel to the issuer with respect to the proposed offering.

(i), (j), (k), (l), (m) There will be no underwriter with respect to the proposed offering.

ITEM 2. Application of Rule 262

No persons identified in response to Item 1 are subject to the disqualification provisions set forth in Rule 262.

ITEM 3. Affiliate Sales

Not applicable.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) The issuer, by means of this offering circular, is making this offering in the States of Florida, New York, North Carolina and South Carolina, directly through its executive officers and directors. There are no registration or qualification provisions in the State of New York. No director, officer or other employee of the issuer will receive remuneration in connection with the sale of the securities in this offering, except such persons may be reimbursed their reasonable out-of-pocket expenses.

(b) This offering will be conducted for us by Robert Schick, our President, Clair J. Britt, Jr., a Senior Executive Vice President with the Bank, Thomas Kime, an Executive Vice President with the Bank, and Kenneth Burt, our Treasurer and Senior Vice President with the Bank.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

On December 31, 2003, the issuer effected a 2-for-1 stock split of its outstanding shares of common stock. All figures reported in this Item 5 have been restated to reflect this stock split.

(a) Since February 20, 2003, Lyons Bancorp., Inc., has issued its common stock to the following persons in the following amounts and aggregate offering prices:

Name and Identity	No. of Shares	Aggregate Offering Price
Robert A. Schick President, CEO and Director Lyons Bancorp, Inc. The Lyons National Bank	1,560	$35,100.00

Name and Identity	No. of Shares	Aggregate Offering Price
Clair J. Britt, Jr. Executive Vice-President, The Lyons National Bank Director, Lyons Bancorp, Inc.	300	$6,750.00
Kenneth Burt Chief Financial Officer, The Lyons National Bank Treasurer, Lyons Bancorp	200	$4,500.00
Noelle Donselaar Assistant Vice-President and MIS Officer The Lyons National Bank	200	$4,500.00
Henry O'Reilly Director of Internal Audit, The Lyons National Bank	200	$4,500.00
Kimberly A. Kelley Director of Human Resources, The Lyons National Bank	200	$4,500.00
Helen Santelli wife of director, James Santelli	4,000	$104,000.00
Margaret A. Haring sister of Clair J. Britt, Jr.	400	$10,800.00
P. Stephan Smith and Nancy Smith father-in-law and mother-in-law of Clair J. Britt, Jr.	2,200	$50,600.00
Philip Dodson Existing shareholder of Lyons Bancorp, Inc. and customer of The Lyons National Bank	160	$4,100.00
Rick Kelley Existing shareholder of Lyons Bancorp, Inc. and customer of The Lyons National Bank	150	$3,618.75

Name and Identity	No. of Shares	Aggregate Offering Price
Thomas H. Pease Existing shareholder of Lyons Bancorp, Inc. and customer of The Lyons National Bank	400	$10,500.00
Edward Kime Existing business relationship with Mr. Britt	1,694	$44,467.50

We sold the following securities pursuant to Section 4(2) under the Securities Act of 1933, as amended, based upon the limited number of offerees, their relationship to the issuer, the number of shares offered in each offering, the size of the respective offerings, and the manner of each offering. Schick, Britt, Burt, Donselaar, O'Reilly and Kimberly Kelly are members of the Lyons National Bank senior management and/or directors. Robert Schick's shares were purchased under the terms of his employment agreement which allows him to purchase shares under a bonus arrangement at $22.50 per share in 2003.

(b) Each of the following person made private resales of shares of the issuer's stock since February 20, 2003. William Gavitt, Sr., transferred 200 shares to his daughter Sarah G. Holland in February 2003. Anthony Paliotti sold 1,000 shares to TSB Services, Inc., for $50.00 per share in June 2003. TSB Services, Inc., is the holding company for Tioga State Bank headquartered in Spencer, New York. Anthony Cataldi, Vice-President, sold 400 shares for $53.75 per share to his brother Daniel Cataldi, and a company controlled by him, in October 2003. In making each sale, each person relied on the exemptions from registration provided by Section 4(1) under the Securities Act, and the so-called "Section 4(1-1/2)" exemption for private resales. See Employee Benefit Plans, Securities Act Release No. 33-6188 n.178 (February 1, 1980). This reliance was based upon the fact that there was only one purchaser per seller, their relationship to the particular seller, the number of shares sold and the manner of each sale. Additionally, each person held the shares sold for at least 2 years prior to the sale.

ITEM 6. Other Present or Proposed Offerings

The issuer has reserved for issuance a total of 10,000 shares of common stock which may be issued to employees and non-employee directors under the issuer's Restricted Stock Plan. The Plan provides for the grant of restricted stock to eligible participants for such consideration to be given by the participant as determined by the Board of Directors in its sole discretion, including consideration for past services rendered. The purpose of the Plan is to provide a means whereby the issuer may, through the grant of restricted stock awards, attract and retain individuals and motivate them to exercise their best efforts on behalf of the issuer and its subsidiaries. As of the date hereof, no shares of common stock have been awarded under the Plan.

The issuer may also award shares to its executive officers, Robert A. Schick, Clair J. Britt, Jr., and Kenneth Burt pursuant to deferred compensation arrangements under employment agreements with these persons. Under Mr. Schick's employment agreement, he is eligible to receive deferred compensation in the amount of $35,000 in 2004. That amount is to be increased in each subsequent year by $5,000 to reflect an annual cost of living adjustment through May 2011. Mr. Britt is entitled to receive deferred compensation in 2004 in the amount of $10,000. That amount may be increased annually as determined by the Board of Directors in its discretion under the five (5) year term of the agreement. Mr. Burt is entitled to receive deferred compensation in 2004 in the amount of $7,500. That amount may be increased annually as determined by the Board of Directors in its discretion under the three (3) year term of the agreement, which may be automatically renewed for a total term of up to nine (9) years. The amount of stock that may be purchased under each of the agreements is based on the last reported sale price in the issuer's stock in the market on which it trades as of December 31 of the prior year. The stock is restricted and will not vest until the earlier of the executive's death, termination of employment, retirement, termination of the employment agreement, or a change of control as defined in the employment agreements.

ITEM 7. Marketing Arrangements

(a) There is no arrangement to limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution, to stabilize the market for any securities to be offered or for withholding commissions.

(b) No underwriter will be used in connection with this offering.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

No expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents, subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee.

ITEM 9. Use of a Solicitation of Interest Document

A letter concerning the availability of offering materials was mailed to existing shareholders of the issuer on January 22, 2004. A form of the letter was submitted to the Commission on January 6, 2004, and an amended form was submitted on January 22, 2004.

PART II

OFFERING CIRCULAR

An offering statement pursuant to Regulation A relating to these securities has been filed with the Securities and Exchange Commission. Information contained in this Preliminary Offering Circular is subject to completion or amendment. These securities may not be sold nor may offers to buy be accepted prior to the time an offering circular which is not designated as a Preliminary Offering Circular is delivered and the offering statement filed with the Commission becomes qualified. This Preliminary Offering Circular shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sales of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the laws of any such state.

LYONS BANCORP, INC.

LNB
LYONS BANCORP INC.

35 William Street
Lyons, New York 14489
(315) 946-4871

We are offering up to 75,150 units at an offering price of $32.00 per unit. Each unit will consist of one share of common stock and one detachable warrant. Each warrant entitles its holder to purchase, at any time, before December 31, 2005, (unless extended by us) one additional share of common stock at an exercise price of $34.50 per share.

We are offering the units directly on a best efforts basis without an underwriter or any minimum number of units that must be sold. Each investor, other than an employee or current shareholder of the Bank, must purchase at least 100 units. All orders for units are irrevocable once executed and delivered by an investor. We have not made any arrangements to place funds received from investors in an escrow, trust or similar account. We will not pay interest on amounts remitted with unit orders, including rejected orders. The offering shall commence on _________, 2004 and will terminate on _________ 2004, unless we extend the offering for up to an additional 30 days.

There is no trading market for the units. The shares of common stock and warrants comprising the units will separate immediately upon issuance and will trade as separate securities. Our stock is quoted on the OTC Bulletin Board under the symbol "LYBC." The most recent trade of our common stock occurred on March 31, 2004, at a price of $_______ per share. There is no current trading market for the warrants and we do not intend to list the warrants on any exchange.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

	Price to the public	Discount and Commissions(1)	Proceeds to the Company(2)
Per Unit	$32.00	$-0-	$32.00
Maximum Total	$2,404,800	$-0-	$2,404,800

(1) We will not pay any commission or other compensation to our officers based on their selling efforts in the offering.

(2) Before deducting $165,000 in estimated offering expenses payable by us, including, among others, printing, mailing and marketing expenses as well as legal and accounting fees.

This investment involves risk. See "Risk Factors" beginning on page 12.

The date of this Preliminary Offering Circular is April 1, 2004

NEITHER THE UNITS NOR THE SHARES OF COMMON STOCK INCLUDED WITH EACH UNIT IS A DEPOSIT OR AN ACCOUNT OF OUR BANK SUBSIDIARY AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY.

THIS OFFERING CIRCULAR IS NOT AN OFFER TO SELL OUR UNITS AND IS NOT SOLICITING AN OFFER TO BUY OUR UNITS EXCEPT TO RESIDENTS OF THE STATES OF FLORIDA, NEW YORK, NORTH CAROLINA OR SOUTH CAROLINA TO WHOM THIS OFFERING CIRCULAR IS DELIVERED.

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY US CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

NOTICE TO FLORIDA INVESTORS

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE FLORIDA SECURITIES ACT. EACH OFFEREE WHO IS A FLORIDA RESIDENT SHOULD BE AWARE THAT SECTION 517.061(11)(A)(5) OF THE FLORIDA SECURITIES ACT PROVIDES, IN RELEVANT PART, AS FOLLOWS: "WHEN SALES ARE MADE TO FIVE OR MORE PERSONS IN FLORIDA ANY SALE IN FLORIDA MADE PURSUANT TO SECTION 517.061(11) IS VOIDABLE BY THE PURCHASER IN SUCH SALE EITHER WITHIN THREE DAYS AFTER THE FIRST TENDER OF CONSIDERATION IS MADE BY THE PURCHASER TO THE ISSUER, AN AGENT OF THE ISSUER OR AN ESCROW AGENT OR WITHIN THREE DAYS AFTER THE AVAILABILITY OF THAT PRIVILEGE IS COMMUNICATED TO SUCH PURCHASER, WHICHEVER OCCURS LATER."

THE AVAILABILITY OF THE PRIVILEGE TO VOID SALES PURSUANT TO SECTION 517.061(11) IS HEREBY COMMUNICATED TO EACH FLORIDA OFFEREE. EACH INVESTOR ENTITLED TO EXERCISE THE PRIVILEGE TO VOID SALES GRANTED BY SECTION 517.061(11)(A)(5) AND WHO WISHES TO EXERCISE SUCH RIGHT, MUST, WITHIN THREE DAYS AFTER THE TENDER OF ITS SUBSCRIPTION TO US OR TO ANY AGENT OF THE COMPANY (INCLUDING ANY SELECTED DEALER ACTING ON BEHALF OF US OR ANY SALESMAN OF SUCH SELECTED DEALER) OR AN ESCROW AGENT CAUSE A WRITTEN NOTICE OR TELEGRAM TO BE SENT TO US AT THE ADDRESS PROVIDED IN THIS MEMORANDUM. SUCH LETTER OR TELEGRAM MUST BE SENT AND, IF POSTMARKED, POSTMARKED ON OR PRIOR TO THE END OF THE AFOREMENTIONED THIRD DAY. IF AN INVESTOR IS SENDING A LETTER, IT IS PRUDENT TO SEND SUCH LETTER BY CERTIFIED MAIL, RETURN RECEIPT REQUESTED, TO ASSURE THAT IT IS RECEIVED AND ALSO TO EVIDENCE THE TIME IT WAS MAILED. SHOULD AN INVESTOR MAKE THIS REQUEST ORALLY, IT MUST ASK FOR WRITTEN CONFIRMATION THAT ITS REQUEST HAS BEEN RECEIVED.

NOTICE TO SOUTH CAROLINA INVESTORS

THE SECURITIES OFFERED HEREBY ARE PURSUANT TO A CLAIM OF EXEMPTION UNDER THE SOUTH CAROLINA UNIFORM SECURITIES ACT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS NOT BEEN FILED WITH THE SOUTH CAROLINA SECURITIES COMMISSIONER. THE COMMISSIONER DOES NOT RECOMMEND OR ENDORSE THE PURCHASE OF ANY SECURITIES, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF THIS OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

TABLE OF CONTENTS

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EXHIBITS

QUESTIONS AND ANSWERS
ABOUT BUYING UNITS OFFERED BY LYONS BANCORP, INC.

As used through this Offering Circular, the terms "we," "us," "our" and "Lyons Bancorp" refers to Lyons Bancorp, Inc. and its subsidiaries. "Bank" refers to our wholly-owned subsidiary, The Lyons National Bank.

We have adjusted all share amounts and per share data relating to our common stock in this Offering Circular to reflect our December 31, 2003 2-for-1 stock split.

Q: What is being offered?

A: We are offering up to 75,150 units, with each unit consisting of one share of common stock and one detachable warrant that expires on December 31, 2005 unless extended by us through a written notice to all warrant holders. Each warrant entitles the owner to purchase one share of our common stock at an exercise price of $34.50 per share.

Q: How will the units be offered?

A: The units will be offered to the general public in the State of New York and to residents who either are existing shareholders of Lyons Bancorp or have relationships with one or more of our executive officers or directors in the States of Florida, North Carolina and South Carolina. We intend to give first preference to current shareholders, followed by bank customers and the general public. Our marketing for this offering will be accomplished through a combination of telephone calls, mail and personal visits and meetings.

Q: What is the purchase price of the units being offered?

A: The purchase price is $32.00 per unit in this offering. The price of the units is the same for all purchasers.

Q: Will I be charged a commission for the purchase of the units?

A: No.

Q: How many units can I purchase in the offering?

A: The minimum number of units per an order from each purchaser is 100, except for employees of the Bank who may purchase a minimum of 25 units and shareholders who are not subject to any minimum. Once you have met the minimum, you may purchase additional units in any number. However, we reserve the right to limit the number of units sold per an order.

Q: How do I order the units?

A: Investors receiving purchase order forms must complete the order form by following the instructions printed on the form, signing the form and returning it to us in the envelope provided or deliver it to our main office located at 35 William Street, Lyons, New York 14489 prior to the termination of the offering. Payment or a funds withdrawal authorization must accompany the purchase order.

Q: How do I pay for the units?

A: Payment may be made by check, bank draft, money order or by authorizing withdrawal of funds from a deposit account at the Bank.

Q: Will I receive confirmation that you have received my order?

A: Yes. Confirmation will be mailed to you a few days after we receive your order form in good form. If you choose to deliver your completed order form to our main office, you will not receive a confirmation at that time. It will be mailed after we review your order for completeness.

Q: What is the deadline for purchasing units?

A: Your completed purchase order and payment must be received by us no later than 5:00 P.M. Eastern Time on _______, 2004, unless we extend the offering. We may, in our sole discretion, extend the offering beyond the initial expiration date for up to 30 additional days.

Q: When will I receive a stock certificate and a warrant certificate?

A: Stock certificates and warrant certificates will be issued as soon as practical after the completion of the offering.

Q: As a depositor, am I obligated to buy units?

A: No.

Q: As a present shareholder, am I obligated to buy units?

A: No, but you may wish to purchase units in order to preserve your present percentage ownership in our outstanding common stock.

Q: As a current shareholder, how do I know the number of units that I should purchase to preserve my present ownership percentage in the outstanding common stock of Lyons Bancorp?

A: To approximately preserve your present ownership percentage in our outstanding common stock, you should purchase 1 unit for every 9 of our shares that you currently hold. The exact formula requires that you multiply the number of shares you currently hold by 10.63%. This calculation assumes that all 75,150 units are sold in the offering but does not give effect to additional shares of common stock that may be issued upon exercise of the warrants included in the units being offered. We will not accept any purchase orders for partial units.

Q: May I register the shares of common stock or warrants that I will own through my purchase of units in a name other than my own?

A: Generally, the stock and warrants owned through the purchase of units must be registered in the name of the purchaser as indicated on the purchase order form. However, shares or warrants may be held as custodian for a minor under the Uniform Gift to Minors Act of various states. For further information regarding registration of shares of common stock or warrants, see "Guidelines for Registering Stock and Warrants" on the reverse side of the order form or consult your legal advisor.

Q: Can I order units for my IRA or Keogh Plan?

A: You must determine if your IRA or Keogh Plan allows for stock investments. Please consult your IRA or Keogh Plan Representative regarding this issue.

Q: Will shares or warrants I receive upon the purchase of the units be insured?

A: No. Unlike savings accounts, deposits or other obligations of the Bank, the shares and warrants issued to you will not be insured by the FDIC or any other governmental entity.

Q: What restrictions are there on the future sale of common stock or warrants issued with the units in this offering?

A: There are generally no restrictions on the post-offering sales of shares of common stock or warrants by investors who are residents of the State of New York who are not directors or executive officers of Lyons Bancorp or the Bank. Investors residing in Florida, North Carolina and South Carolina, however, are subject to resales restrictions. In particular, investors who are residents of these states will not be able to resell their shares in those states unless the resales are registered or qualified by us in that state or an exemption therefrom is available. In most jurisdictions an exemption is available for resales to broker/dealers or certain institutional investors, or pursuant to an exemption if the securities have been held for a sufficient period of time to demonstrate that the investor is not an underwriter for Lyons Bancorp. See "Risk Factors - Investors residing in Florida,

North Carolina and South Carolina may not sell their stock unless they wait due to state securities law restrictions."

Q: Will there be any changes in the management or employees as a result of the offering?

A: No. Our current officers and those of the Bank and the Bank's subsidiaries will continue in their same positions as will the employees of the banking offices and other departments of the Bank. Our day-to-day activities will not change, and we will maintain our long-standing commitment to the communities we serve.

Q: Has the Board of Directors made a recommendation to current shareholders with respect to the offering?

A: No. Our Board of Directors expresses no opinion and does not make any recommendation whether you should order any units. You must make an investment evaluation of the offering according to your best interests upon consultation with your financial advisor.

Q: Are your directors and officers and those of the Bank planning to participate in the offering?

A: Yes. We expect that our directors and the executive officers and those of the Bank will subscribe for approximately 8,500 units, subject to availability.

Q: Will dividends be paid on the shares of common stock purchased with the units?

A: On March 26, 2004, our Board of Directors declared a dividend of $0.17 per share payable on April 15, 2004 to holders of record of our common stock on March 31, 2004. This was our sixth consecutive quarterly dividend increase. For 2003, our annual cash dividends constituted 27.4% of our 2003 net income. Our Board of Directors intends to continue its policy of paying a regular quarterly dividend on our common stock and has also adopted a strategic goal of increasing over time our annual cash dividend pay-out ratio as a percentage of our annual net income to 40%. However, there can be no guarantee that dividends will be paid or the amount of dividends that will be paid. Payment of dividends is at the discretion of our Board of Directors, and the amount, if any, depends upon our financial resources, the earnings and financial needs of the Bank and our other subsidiaries and regulatory restrictions that apply to us and the Bank.

Once the offering is closed and certificates for the shares and warrants have been issued to a purchaser for the securities included in the units bought by him, the purchaser will become the owner of record of those securities. If as expected, the offering closes on _____, 2004, the new shares issued in this offering will be eligible for any dividend declared to our shareholders of record on or after that date. The next regularly scheduled date of record for dividends paid by us is June 30, 2004.

Q: How can I get further information about the offering?

A: The Offering Circular describes the offering in detail. If you would like further information, please call (315) 946-4871 or stop by our main office located at 35 William Street, Lyons, New York, 14489. Our main office will be open for those individuals wanting to ask questions or pick up additional materials in person between 9:00 AM and 5:00 PM, Monday through Friday until the closing of the offering.

SUMMARY

This summary highlights selected information from this Offering Circular and may not contain all the information that you should consider before investing in the units we are offering. To understand the offering properly, you should read the entire document carefully, including the risk factors and our consolidated financial statements and the related notes.

We have adjusted all share amounts and per share data relating to our common stock in this Offering Circular to reflect our December 31, 2003 2-for-1 stock split.

Lyons Bancorp, Inc. and its Subsidiaries

Lyons Bancorp, Inc. is a financial holding company registered with the Board of Governors of the Federal Reserve System. We were incorporated in 1987 under the laws of New York. We own and operate The Lyons National Bank, which is our principal subsidiary. We also own all of the common beneficial interest of Lyons Capital Statutory Trust I, which is a Connecticut statutory trust which we formed in June 2003 in connection with the issuance of its $1,000,000 of preferred trust capital securities.

The Lyons National Bank is a full service, nationally chartered, commercial bank serving Wayne County and portions of Cayuga, Monroe, Onondaga, Ontario, Seneca and Yates Counties in New York through nine full-service banking offices located in Lyons (two offices), Wolcott, Newark, Macedon, Ontario, Jordan, Clyde and Geneva New York, an ATM network and Internet and telephone banking services. The Bank owns all of the common stock of Lyons Realty Associates Corp., a real estate investment trust which holds a portfolio of real estate mortgages. The Bank also owns all of the capital stock of LNB Life Agency, Inc., which provides non-insured financial services and products to our customers.

We are a community oriented bank, emphasizing personal service and customer convenience in serving the financial needs of the individuals, families and businesses residing in our markets. We attract deposits from the general public in the markets we serve and use those funds, together with funds generated from operations and borrowings, to originate commercial real estate loans, residential mortgage loans, commercial and agricultural loans and consumer loans. We also invest in mortgage-backed securities and other permissible investments.

Since 1999, we have experienced significant growth in our assets, deposit base, loan portfolio and net worth. As of December 31, 2003, we had $212.8 million in total assets, $127.6 million in total loans, $174.2 million in total deposits and $14.8 million in shareholders' equity. This represents growth during this five year period of 84.6%, 113.4%, 80.5%, and 82.7% in each of these categories.

During 2003 we reported record net income of $1.6 million or $2.33 per diluted share, a 25% increase over 2002 net income. In 2003 we also rewarded our shareholders by increasing our annual dividend pay out to 24.7% of our net income, from 20.4% of our net income in 2002. On March 26, 2004, our Board of Directors declared a quarterly dividend payable on April 15, 2004 to stockholders of record as of March 31, 2004. This was the sixth consecutive quarterly dividend increase. Our Board of Directors plans to continue increasing our annual cash dividend payout over time up to 40% of our annual net income. We also plan to continue analyzing and, if appropriate, implementing strategies, such as the most recent 2-for-1 stock split, to increase the liquidity of our shares.

Our principal executive office is located at 35 William Street, Lyons, New York 14489. Our telephone number is (315) 946-4871, and our web site is www.lyonsbank.com. Information on our web site is not a part of this Offering Circular.

The Offering

We are offering up to 75,150 units at a price of $32.00 per unit. Each unit consists of one share of Lyons Bancorp common stock and one detachable warrant. The warrant will permit its holder to purchase one share of our common stock at an exercise price of $34.50. Each warrant may be exercised at any time after the closing, but on or before December 31, 2005 (unless extended by us).

As of the date of this Offering Circular, we have outstanding 706,676 shares of common stock and reserved 11,875 shares of common stock for issuance pursuant to employee stock plans, including 1,875 shares available for purchase under employment agreements with our executive officers and 10,000 shares available for future awards under our Restricted Stock Plan. If this offering is fully subscribed, then following the offering and assuming no warrants issued in this offering are exercised, we will have outstanding 781,826 shares of common stock and reserved 75,150 shares of common stock for issuance pursuant to warrants purchased in this offering and 11,875 shares pursuant to employee plans.

The Form of Warrant Certificate is attached to this Offering Circular as **Exhibit A**.

How We Determined the Per Unit Purchase Price and Warrant Exercise Price

To determine the price of the units we looked at a variety of factors relevant to the valuation of our business and common stock, including the historic trading price of our stock as reported on the OTC Bulletin Board and comparisons with other similar Upstate New York community banks. We included the warrant as an additional inducement for new purchases in this offering. We set the warrant exercise price at a level that we hope is exceeded by our stock price during the warrant exercise period so that holders will be induced to exercise their warrants. After the offering closes, and before June 30, 2004, for income tax purposes we will send to each person who purchases units our estimate of the tax basis of each share and warrant at the time of closing. For more information, please see "Information About This Offering – Determination of Offering Price."

Persons Who Can Order Stock

We are offering the units in the following order of preference:

- Shareholders of record at the closing of business on March 31, 2004.

- After we have made a determination of the number of units to be sold to shareholders, we will consider orders from our account holders and from the general public in the states where we are making this offering.

How We Will Use the Proceeds

We intend to use the net proceeds from this offering to increase our regulatory capital levels and those of Lyons National Bank. We intend to invest at least 50% of the net proceeds from this offering in equity capital of the Lyons National Bank to support its anticipated growth. . The Bank plans to use the portion of the net proceeds it receives to invest in new loans and investment securities and otherwise for general corporate purposes. We plan to use the remaining net proceeds which we retain from the offering to fund dividends to our shareholders for the first 12 months after the closing of the offering, to make interest payments required on our subordinated debenture and otherwise for general corporate purposes. Until the net proceeds are used, we intend to invest such proceeds in short-term and intermediate-term interest bearing securities or in deposits in our Bank subsidiary. See "How we Intend to Use the Proceeds."

Important Risks in Owning Lyons Bancorp's Common Stock and Warrants

Before you decide to purchase units, you should read the "RISK FACTORS" section on pages 12 to 21 of this Offering Circular.

SUMMARY OF CONSOLIDATED FINANCIAL INFORMATION

The following table summarizes our selected historical consolidated financial information and other financial data. The selected balance sheet and statement of income data are derived from our audited consolidated financial statements. The information should be read together with our consolidated financial statements and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operation." The historical results are not necessarily indicative of results that may be expected for any future periods.

	For the year ended December 31		
Statement of Income Summary:	2003	2002	2001
	(Dollars in thousands, except per share data and ratios)		
Interest income	$ 9,931	$ 9,388	$ 8,982
Interest expense	2,659	2,988	3,438
Provision for loan losses	602	573	298
Net income after provisions for loan losses	6,670	5,827	5,246
Non-interest income	2,067	1,612	1,132
Non-interest expense	6,606	5,663	4,846
Income tax expense	496	475	525
Net income	1,635	1,301	1,007
Per Share Data[(1)]:			
Net income			
Basic	$ 2.33	$ 1.99	$ 1.57
Diluted	n/a	1.99	1.56
Book value			
Basic	$ 21.18	$ 21.48	$ 16.99
Diluted	n/a	n/a	16.91
Cash dividends	$ 0.58	$ 0.41	$ 0.28
Period End Balance Sheet Summary:			
Total assets	$ 212,840	$ 189,681	$ 155,329
Investment securities	69,640	76,911	51,130
Loans	127,575	97,841	84,856
Allowance for loan losses	1,658	1,224	1,007
Deposits	174,206	155,294	130,101
Shareholders' equity [(1)]	14,832	14,014	10,900
Shares of common stock outstanding[(1)]	706,676	696,872	642,558
Weighted average shares outstanding-Basic[(1)]	700,165	652,424	641,212
Weighted average shares outstanding – Diluted[(1)]	700,165	652,424	644,532
Selected Financial Ratios:			
Return on average assets	0.80%	0.75%	0.74%
Return on average shareholders' equity	11.29%	10.71%	9.57%
Dividends declared to net income	24.72%	20.37%	17.85%
Loans to deposits	73.23%	63.00%	65.22%
Non-performing loans to total period end loans	0.30%	0.27%	0.28%
Net charge-offs to average loans outstanding	0.16%	0.39%	0.38%
Allowance for loan losses to period end loans	1.30%	1.25%	1.19%

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Average shareholders' equity to average total assets	7.08%	7.04%	7.73%
Allowance for possible loan losses to non-performing assets, including OREO	379.02%	456.74%	419.63%
Capital Ratios(2):			
Leverage ratio	7.28%	6.50%	6.70%
Tier 1 risk-based capital	11.29%	12.17%	11.61%
Total risk-based capital	12.51%	13.34%	12.70%
Other data:			
Number of banking offices	9	8	7

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(1) During 2001 and continuing until December 31, 2002, we had unexercised outstanding common stock warrants. Diluted figures reflect the potential additional common shares, using the treasury method of calculation, we would have issued if these warrants had been exercised. All of these warrants were either exercised or expired on December 31, 2002. During 2002 and 2001, warrant holders purchased 26,469 shares and 1,280 shares for $992,588 and $48,000, respectively.

(2) In June 2003, we issued $1.0 million of junior subordinated debentures in connection with the issuance of trust preferred securities by Lyons Capital Statutory Trust I, in which we own all of its common beneficial interest. The $1.0 million constitutes "Tier I" capital for bank regulatory capital purposes. For more information see "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity."

NOTE REGARDING FORWARD-LOOKING STATEMENTS

In this Offering Circular we make forward-looking statements concerning trends and future conditions, including the future of the banking industry, our business strategy (including the possibility of future openings of banking offices and acquisitions), continued acceptance and growth of our assets, loans and deposits, development and addition of products and dependence on significant customers such as agricultural and municipal customers. These statements can be identified by the use of forward-looking terminology such as “may,” “expect,” "plan," "intend," "seek," “anticipate,” “estimate,” “continue” or other similar words. These statements and similar expressions discuss expectations of the future and are intended to identify forward-looking statements. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements contained in this Offering Circular. We caution readers not to place undue reliance on any of these forward-looking statements, which reflect our views on the date of this Offering Circular. The “Risk Factors” and other factors identified throughout this Offering Circular could cause our actual results to differ significantly from those contained in any forward-looking statement.

All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth in this Offering Circular. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of these statements in light of new information or future events.

RISK FACTORS

An investment in the units and the securities offered hereby involves certain risks. You should carefully read the following risk factors, which we believe are all the material risks to our business and this offering, together with the other information in this Offering Circular, before making a decision to purchase any units. Additional risks and uncertainties not presently known to us or that we presently do not deem material may also adversely affect our business, assets, liquidity, operating results, prospects and financial condition.

If any of the following risks actually occurs, our business, assets, liquidity, operating results, prospects and financial condition could be seriously harmed. This could cause the trading price of our securities to decline, resulting in a loss of all or part of your investment.

We may not raise sufficient capital to achieve our growth and other objectives

We are offering the units through our officer's best efforts and are not using an underwriter. We have not set a minimum number of units that must be sold before we may accept orders for the purchase of units from prospective investors. Because the offering is not underwritten and there is no minimum number of units that must be sold, there can be no assurance that any particular number of units will be sold nor that we will increase our capital sufficiently to allow us to achieve our growth and other objectives for the use of the offering proceeds.

You may have difficulty in selling your shares or the warrants or selling them at a fair price because there is little trading activity in our shares and no market exists for our warrants

Our common stock trades on a limited basis in the over-the-counter bulletin board under the symbol "LYBC" and no market exists for our warrants. Our stock does not have a market maker, and we have no plans to list any of our securities on any exchange. As a result, you may not be able to sell your shares or warrants without delay, or be able to sell your shares at a fair price or your warrants at any price. We cannot predict when, if ever, a fully developed active and liquid public trading market for our securities will occur. If a developed public trading market for our securities does develop at a future time, there are no assurances that they will be sustained for any period of time.

The future trading price of our common stock may be less than the purchase price in the offering

While the trading price for our common stock has been relatively stable, we cannot assure you that the market price will not decline during or subsequent to this offering. The trading price of our stock could fluctuate substantially based on a variety of factors, including, but not limited to, the following:

- future announcements concerning us, our competitors or the businesses with whom we have relationships, including new competition from former officers and employees of Lyons Bancorp in our market area;

- changes in government regulations and the financial services industry, generally that affect our costs, and the types and mix of our products;

- the overall volatility of the stock markets and the economy generally;

- our growth and ability to implement our expansion strategy, especially given the competition in the banking industry in our market area; and

- changes in our operating results from quarter to quarter.

Further, the trading volume of our stock has been limited, which may increase the volatility of the trading price of our stock.

We have set the offering price ourselves and it may not necessarily reflect the fair market value of the units

We considered a number of factors in determining the offering price for our units, but principally looked to the historic trading prices for our stock and financial information for comparable upstate New York community banks, as well as the inherent value of our warrants. No independent third party or negotiations were involved in the determination of the offering price, and the offering price does not necessarily reflect the combined fair market value of our common stock and the warrants. The price at which our securities trade after the offering may be higher or lower than the offering price and you may not be able to resell your shares of our common stock or warrants at or above the offering price for the units.

The trading price of our common stock may not exceed the exercise price of the warrants before they expire

Holders of the warrants will be entitled to purchase one share of our common stock at an exercise price of $34.50. The warrants may be exercised anytime after issuance until they expire on December 31, 2005 (or such later date to which we may extend it). We have set the warrant exercise price at a level that we hope is exceeded by our stock price during the warrant exercise period so that warrant holders will be induced to exercise their warrants. There can be no assurance, however, that the trading price of our stock will exceed the exercise price of the warrants during the warrant exercise period. As a result, your warrants could expire and have no value.

Investors residing in Florida, North Carolina and South Carolina may not sell their stock when they want due to state securities law restrictions on transfer

If you are an investor residing in Florida, North Carolina and South Carolina, you should be aware of the long-term nature of your investment. The offer and sale of units in those states is being made pursuant to exemptions from registration or qualification requirements of your state which depends, in part, upon your investment intent. If you, as an investor residing in one of those states, purchase the units, you will be required to represent that you are purchasing such units for your own account for investment purposes only and not with a view to resale or distribution. No subsequent transfer of the units or shares of common stock or warrants comprising the units may be made unless such transfer is registered or qualified under the applicable state securities or "blue sky" laws, or an exemption therefrom is available. These restrictions will be noted in a legend placed on each common stock certificate and warrant. In connection with any transfer, we may require that you provide us with an opinion of legal counsel stating that the transfer complies with the applicable securities laws and that you pay any costs we incur in connection with such transfer as a precondition to the effectiveness of the transfer.

If you are a current shareholder, unless you participate in the offering you may suffer earnings dilution and you will suffer voting dilution

The sale and issuance of units in this offering will increase the outstanding shares of our common stock. Consequently, all holders of our outstanding common stock will suffer a dilution in the earnings per share to the extent the capital raised in the offering cannot be effectively employed.

Similarly, the increase in our outstanding shares of common stock following the offering will result in a dilution of the proportionate voting rights of current shareholders. However, a current shareholder will not suffer a dilution of proportionate voting rights upon the issuance of additional shares in the offering if such shareholder purchases a sufficient number of units in the offering to maintain the same percentage ownership of our outstanding shares of common stock. In order for a current shareholder to maintain the same percentage of stock ownership assuming all units being offered are sold and none of the warrants are exercised at closing, the shareholder must purchase approximately one unit in the offering for each 9 shares of our common stock currently held by the shareholder.

Our level of assets and earnings may not continue to grow as rapidly as they have in the past few years

Since 1999, our asset level and net income has increased significantly. We cannot assure you that we will continue to achieve comparable results in future years. As our asset size and earnings increase and we incur additional non-interest expense associated with the growth of our franchise, it may become more difficult to achieve similar rates of growth in our assets and earnings.. In addition, our Bank may not be able to immediately invest in loans all of the capital provided to the Bank by us from this offering. Investing these proceeds in interest-bearing securities until they are deployed in loans will provide lower margins than we generally earn on loans, potentially adversely impacting shareholder returns. Declines in the rate of growth of income or assets, and increases in non-interest expenses may have an adverse impact on the value of our common stock.

Fluctuating interest rates may reduce our profitability

Fluctuations in interest rates will ultimately affect both the level of income and expense we record on a large portion of the Bank's assets and liabilities, and the market value of all interest-earning assets, other than interest-earning assets that mature in the short term. The Bank's interest rate management strategy is designed to stabilize net interest income and preserve capital over a broad range of interest rate movements by matching the interest rate sensitivity of assets and liabilities. Although we believe that our current mix of loans, securities and deposits is reasonable, significant fluctuations in interest rates may have a negative effect on our profitability.

Persistently low interest rates could erode our core profitability

We derive a significant portion of our net revenues (net interest income plus non-interest income) from the difference between what we earn on our interest-bearing assets such as loans and investment securities and what we pay for our interest-bearing liabilities. Of the $9.3 million of net revenues in 2003, 78% or $7.3 million was attributable to this difference.

During 2003, interests rates fell to 40-year lows. Although some rates have since increased, many remain near or at their lowest levels. Part of the core profitability of a community bank such as our Bank is the lower cost inherent in the deposits it gathers at its branch offices compared to those that could be obtained in the wholesale money markets. This benefit is eroded when market rates are as low as they are today. If such an environment persists, our ability to save on funding costs is reduced. Further, we believe that we have lowered the cost of our interest-bearing liabilities as far as we can given the present level of interest rates. Few additional savings will accrue to us if rates stay low. However, the longer current market interest rates remain low, then as many of our interest-bearing assets mature we will be forced to replace them with assets at lower current market yields. This asymmetrical impact could reduce our net interest income and adversely affect our operating results.

We cannot guarantee the future payment of dividends

Our Board of Directors currently intends to continue its dividend payment policy. In addition, our Board of Directors has adopted a strategic goal of increasing over time our pay-out of annual cash dividends as a percentage of annual net income to 40%. The payment of future dividends will depend upon our financial resources, the earnings and the financial condition of the Bank and its subsidiaries, restrictions under applicable law and regulations and other factors relevant at the time the Board of Directors considers any declaration of dividends. In addition, if a default occurs in the payment due on the trust preferred securities issued by Lyons Capital Statutory Trust I in which we own all of the common beneficial interest, we would be prohibited from paying dividends. Accordingly, there can be no assurance that dividends will be paid, if any, at historical levels following the offering or be increased or when such increase will occur.

We may experience difficulties in managing our growth

The success of our internal growth strategy will depend primarily on our ability to generate an increasing level of loans and deposits at acceptable risk levels and terms without significant increases in non-interest expenses relative to revenues generated. Although successfully managed in the past, our growth strategy involves a variety of risks, including our ability to:

- attract the talent needed to maintain adequate depth of management throughout our organization as we continue to grow;
- maintain adequate sources of funding at attractive pricing;
- maintain adequate underwriting practices and monitoring systems to maintain credit quality and manage a growing loan portfolio in the future; and

- implement appropriate policies, procedures and operating systems necessary to support a larger organization while keeping expenses under control.

As part of our general strategy we may acquire banks and businesses that we believe provide a strategic fit with our business. We do not have a history of growth by acquisitions. To the extent that we grow by acquisition, we cannot assure you that we will be able to manage our growth adequately and profitably. Acquiring other banks and businesses will involve risks commonly associated with acquisitions, including:

- potential exposure to liabilities of banks and businesses we acquire;
- difficulty and expense of integrating the operations and personnel of banks and businesses we acquire;
- potential disruption to our business;
- potential diversion of our management's time and attention; and
- impairment of relationships with and the possible loss of key employees and customers of the banks and businesses we acquire.

Failure to successfully address the issues of growth either internal or by acquisition could adversely affect our results of operations and financial condition.

Strong competition within our market area may limit our profitability and growth

We face intense and increasing competition in making loans, attracting deposits and providing other financial products and services. The market area in which we operate, Wayne County and portions of Cayuga, Monroe, Onondaga, Ontario, Seneca and Yates counties, has numerous financial institutions and service providers that we compete with for customers. Our competition comes principally from other financial institutions and service providers such as: commercial banks, savings banks, savings and loan associations, credit unions, mortgage banking companies, finance companies, brokerage firms, and mutual fund companies.

Many of these competitors have greater financial resources and lending limits, better name recognition, more locations, more advanced technology and more financial products to offer than we have. The intense competition in the market for financial services has exerted pressure on the pricing of our loan and deposit products. Our profitability depends on our continued ability to retain existing customers and to attract new customers and to make loans and attract deposits on favorable terms. If we are unable to compete successfully for loans and deposits on favorable terms, our profitability and growth will be adversely affected.

Because we primarily serve Wayne County and several counties in a close proximity, a decline in the economy of this local region could lower our profitability and adversely affect our growth

We serve Wayne County and portions of Cayuga, Monroe, Onondaga, Ontario, Seneca and Yates counties with 9 banking offices, 23 ATMs and our Internet and telephone banking services. Our profits depend on providing products and services to customers in this local region. An increase in unemployment, a decrease in real estate values, or inclement weather, natural disasters and adverse trends or events affecting various industry groups such as agriculture are among the factors that could weaken the local economy. With a weaker local economy:

- customers may not want or need our products and services;
- borrowers may be unable to repay their loans;
- the value of the collateral securing our loans to borrowers may decline and
- the overall quality of our loan portfolio may decline.

Making mortgage loans, consumer loans, commercial loans and agricultural loans is a significant source of our profits. If customers in the local area do not want these loans, our profits may decrease. Although we could make other investments, we may earn less revenue on these investments than on loans. Also, our losses on loans may increase if borrowers are unable to make payments on their loans. All of these factors could lower our profitability and adversely affect our growth.

We may suffer more severely than other lenders if farmers experience a downturn in their economic performance as a business segments

Our agricultural lending activities are an important part of the growth and profitability of the Bank. Whereas, based on September 30, 2003 figures, agricultural-related loans represent less than 1.0% of the loan portfolio of our peers, our percentage totaled over 5.0%. To the extent that the fortunes of the farm economy are adversely affected by general economic conditions, we may suffer more than our peers.

Our profitability and ability to grow would be adversely affected if a change in the law occurs that precludes our municipal customers from maintaining deposits with us or if those customers withdraw their deposits from us for other reasons

Public deposits historically have been very important to us. As of January 31, 2004, almost 31.0% of our deposits were provided by municipal customers, which we believe to be significantly greater than our peers. If legislation to liberalize the options for municipal deposits were passed, or if our relationships with local municipalities were to deteriorate, this important source of funding could erode and/or become more expensive. This could affect our profitability and our ability to fund our growth strategies.

If our allowance for loan losses is not sufficient to cover actual loan losses, our earnings would decrease

Lending money is an essential part of the banking business. However, borrowers do not always repay their loans. The risk of non-payment is affected by:

- credit risks of a particular borrower;
- changes in economic and industry conditions;
- the duration of the loan; and
- in the case of a collateralized loan, uncertainties as to the future value of the collateral.

If our borrowers do not repay their loans, we may suffer credit losses. Credit losses are inherent in the lending business and could have a materially adverse effect on our operating results. We make various assumptions and judgments about the collectibility of our loan portfolio and provide an allowance for loan losses for loan defaults and non-performance. The amount of future losses is susceptible to changes in economic, operating and other conditions, including changes in interest rates, beyond our control. Such losses may exceed current estimates. If our assumptions are wrong, our allowance for loan losses may not be sufficient to cover our future losses, thereby having an adverse effect on our earnings. In addition, this may cause us to increase the allowance for loan losses in the future, thereby decreasing our future earnings. In addition, bank regulators periodically review our allowance for loan losses and may require us to increase our provision for loan losses or recognize further loan charge-offs. Any increase in our allowance for loan losses or loan charge-offs as required by these regulatory authorities would decrease our earnings.

We may lose customers or be unable to grow our customer base if our competitors develop and invest technological improvements that consumers desire, but which are beyond our financial ability to adopt and implement

The financial services industry continues to undergo rapid technological change with frequent introductions of new technology-driven products and services. In addition, to better serve customers, the effective use of technology increases efficiency and enables financial institutions to reduce costs. Our future success and ability to implement our growth strategy will depend in part upon our ability to address the needs of customers by using technology to provide products and services that will satisfy customer demands for convenience as well as to create additional efficiencies in our operations. Many of our competitors have substantially greater resources to invest in technological improvements.

Our ability to compete successfully in the future will depend on whether we can anticipate and respond to technological changes. To develop these and other new technologies we will likely have to make additional capital investments. Although we continually invest in new technology, we cannot assure you that we will have sufficient resources or access to the necessary proprietary technology to remain competitive in the future. We cannot provide you with assurance that we will be able to effectively implement new technology-driven products and services or be successful in marketing such products and services to our customers. This could result in a loss of customers or an inability to grow our customer base, either of which would adversely affect our profitability and ability to grow.

Monetary policies and economic factors could adversely affect our financial performance

The success of the Bank will depend in significant part upon its ability to attract deposits and extend loans and to maintain a sufficiently large interest margin between the rates of interest it receives on loans and other investments and the rates it pays out on deposits and other liabilities. This is affected by the monetary policies of federal regulatory authorities, particularly the Federal Reserve, and by economic conditions in our service area and the United States generally, including the following:

- changes in governmental economic and monetary policies;
- the Internal Revenue Code and banking and credit regulations;
- national, state, and local economic growth rates;
- employment rates; and
- population trends.

We cannot predict the nature and timing of any changes in such policies and conditions or their impact on us or our bank subsidiary. Any such changes may have a material adverse impact on our financial performance.

Our growth and return to investors may be limited by the laws and government agencies that regulate us and changes in these laws that may adversely affect our results of operation and financial condition

We are a registered financial holding company, and our principal subsidiary is a national bank. Both entities operate in a highly regulated environment and are subject to examination, supervision and comprehensive regulation by federal regulatory agencies. Banking regulations, designed primarily for the safety of depositors and not shareholders of Lyons Bancorp, may limit our growth and the return to investors by restricting activities such as the payment of dividends; mergers with, or acquisitions by, other institutions; investments; loans and interest rates; interest rates paid on deposits and the creation of branch banking offices. Laws and regulations could change at any time, and changes could adversely affect our results of operation and financial condition. See "Supervision and Regulation" for more information about applicable banking regulations.

A loss of our senior officers could impair our relationship with our customers and adversely affect our revenue

We rely upon our senior officers to develop business and maintain customer relationships. If any of these individuals were to leave for any reason or something were to happen to one of them, and we were unable to hire highly qualified and experienced personnel to replace them, we could lose valuable customer relationships and associated revenue, especially if they were to work with a competitor. We have attempted to reduce our risk by entering into employment agreements with our most senior officers. There is no assurance, however, that these employment agreements will be effective in retaining these executives.

Our management will have broad discretion in allocating the net proceeds from the offering and may not allocate the proceeds in the most profitable manner

We intend to use the net proceeds from this offering to increase our regulatory capital levels and those of Lyons National Bank. Specifically, we plan to use the net proceeds from this offering for dividend and interest payments by us, investment in the Bank and otherwise for general corporate purposes its anticipated increases in loans and deposits. Other than this, we have not, specifically allocated the use of the net proceeds from this offering. Until utilized, we anticipate that net offering proceeds will be invested in short-term and intermediate-term securities and deposits in our Bank subsidiary. Therefore, management will have broad discretion as to the timing and specific application of the net proceeds, and investors will not have the opportunity to evaluate the economic, financial and other relevant information that we will use in applying the net proceeds. Although we intend to use the net proceeds to serve Lyons Bancorp's best interests, our application may not ultimately reflect the most profitable application of the net proceeds and you may not agree with such application. As a result, it is possible that our return on equity will decrease following the offering.

A decline in the market value of our investments could negatively impact shareholders' equity

Approximately 97% of our securities investment portfolio as of December 31, 2003 has been designated as available-for-sale pursuant to Statement of Financial Accounting Standards (SFAS) No. 115 relating to accounting for investments. SFAS No. 115 requires that unrealized gains and losses in the estimated value of the available-for-sale portfolio be "marked to market" and reflected as a separate item in shareholders' equity, net of tax. Also, at December 31, 2003, we maintained approximately 32% of total assets in securities available for sale. If the market value of our investment portfolio declines, this would cause a decline in shareholders' equity which could be material.

If we issue additional stock in the future, your percentage of ownership of Lyons Bancorp will be reduced

As a shareholder of Lyons Bancorp, you will not have preemptive rights with respect to the issuance of additional shares of common stock or the issuance of any other class of stock. This means that if we decide to issue additional shares of stock, you will not automatically be entitled to purchase additional shares to maintain your percentage of ownership of our outstanding common stock. In addition, if we sell additional shares in the future, it is possible that those shares may be issued on terms more favorable than the terms of the offering. Also, as a result of this offering, we will have outstanding warrants to purchase 75,150 shares of common stock at $34.50 per share. The exercise of these warrants in the future could dilute your ownership interest in Lyons Bancorp if you do not exercise the warrants you acquire in this offering.

Substantial regulatory limitations on changes of control and anti-takeover provisions of in our Certificate of Incorporation and Bylaws may make it more difficult for you to receive a change in control premium

With certain limited exceptions, federal regulations prohibit a person or company or a group of persons deemed to be "acting in concert" from, directly or indirectly, acquiring more than 10% (5% if the acquiror is a financial holding company) of any class of our voting stock or obtaining the ability to control in any manner the election of a majority of our directors or otherwise direct the management or policies of our company without prior notice or application to and the approval of the Federal Reserve. Also our Certificate of Incorporation and Bylaws contain certain provisions that can slow down or limit a hostile takeover. The provisions are intended to discourage costly takeover battles and lessen our vulnerability to a hostile change in control, thereby enhancing the possibility that our Board of Directors can maximize shareholder value in connection with an offer to acquire us. However, anti-takeover provisions can discourage activities such as unsolicited merger proposals, acquisitions, or tender offers by which shareholders might otherwise receive a change of control premium for their shares above the market price.

Our directors and executive officers control a significant percentage of outstanding shares and may influence shareholder actions in a manner that may be adverse to your personal investment objectives

Our directors and executive officers control 22.7% of our outstanding shares of common stock before this offering. Our Directors and executive officers have indicated that they intend to purchase 8,500 units in this offering. If we sell all 75,150 units in this offering and our directors and executive officers purchase 8,500 units, and no warrants are exercised at the closing of the offering, then our directors and officers will control 23.7% of our outstanding shares of common stock after the offering. Combined with the anti-takeover provisions in our Certificate of Incorporation and Bylaws, these holdings can effectively block any attempted takeover of us. In addition, if our directors and executive officers vote together as a single group, they will significantly influence the outcome of our shareholder votes, such as election of directors, amendments to our Certificate of Incorporation, mergers and asset sales. The interests of our directors and executive officers may differ from the interests of other shareholders with respect to control issues such as these.

We are not an SEC-reporting company and, therefore, there is less information available than if our securities were registered under the Securities Exchange Act of 1934, which may make it more difficult for you to sell or otherwise take action with respect to your securities in the future.

We are a non-reporting issuer, which means we do not file periodic reports with the Securities and Exchange Commission and we do not plan to do so after this offering unless required by law. Although we file financial information with the Federal Reserve Bank of New York and the Bank files financial information with the Office of the Comptroller of the Currency, purchasers of units will not have ready access to the same quantity of information concerning us and the Bank that is available to the shareholders of companies that report to the Securities and Exchange Commission. Further, the vast majority of broker-dealers generally do not engage in the sale or trading of securities of a "non-reporting" issuer which may make it more difficult for you to sell or otherwise take action with respect to your securities in the future.

INFORMATION ABOUT THIS OFFERING

We are offering 75,150 units, at a price of $32.00 per unit. Each unit consists of one newly issued share of our common stock and one detachable warrant to purchase one newly issued share of our common stock at an exercise price $34.50. Each warrant shall be immediately exercisable upon issuance through and including December 31, 2005 (unless extended by us).

The Shareholder Offering

We are giving the first opportunity to order units to persons who were shareholders of record of our stock at the close of business on _______, 2004 and reside in the States of New York, Florida, North Carolina or South Carolina.

We are making the shareholder offering by mail, starting as soon as practical after the Offering Statement on Form 1-A of which this constitutes a part is qualified by the Securities & Exchange Commission. Until ________, 2004, shareholders may submit orders for units. The shareholder offering will expire at 5:00 p.m. Eastern Time on ______, 2004. There is no minimum required purchase by shareholders, and we reserve the right to limit or refuse individual orders in our sole discretion. In order to receive shareholder preference in the acceptance of orders, we must receive order forms from shareholders at our main office, 35 William Street, Lyons, New York 14489 no later than 5:00 p.m. Eastern Time on _____, 2004. We will review the order forms received from qualified shareholders prior to the expiration of the shareholder offering and give them preference over order forms received in the community offering described below, consistent with the offering objectives and subject to limitations as determined by us in our sole discretion. Shareholders are not required to return their order form prior to the expiration of the shareholder offering. However, we will treat shareholders' order forms received after the expiration of the shareholder offering as part of the community offering described below.

The Community Offering

At the same time as the shareholder offering, we are offering units in a community offering to persons having accounts at the Bank and to the general public in the State of New York. We will also offer units to persons who are residents in the States of Florida, North Carolina or South Carolina and who have pre-existing relationships with one of our executive officers or directors.

Investors interested in purchasing units will need to return an executed order form together with funds for the purchase of the requested units before the expiration of the community offering. The community offering will end at 5:00 p.m. Eastern Time on _____, 2004, unless we extend it for up to an additional 30 days. We reserve the right to terminate the offering without notice at any time.

After we have determined the number of units to be sold in the shareholder offering, we will consider order forms from our account holders and others whom we solicit. Our shareholders and officers, directors and employees and those of the Bank and its subsidiaries shall be entitled to participate in the community offering on the same basis as account holders and others whom we solicit. In the community offering, the minimum required purchase is 100 units except that employees of the Bank and its subsidiaries may purchase a minimum of 25 units and there is no minimum purchase required of a shareholder. The 25 unit minimum required purchase for our employees is based on our desire to encourage stock ownership by our employees.

Best Efforts

No underwriter has been engaged or agreed to purchase any units. The offering will be conducted by our officers on a best efforts basis, which means that we are not required to sell any specific number of shares or dollar amount of common stock. We have not made any arrangements to place funds received from investors in an escrow, trust or similar account. An order form, once executed and delivered by an investor, is irrevocable. Funds received from an investor will be available for our immediate use once we accept the investor's order.

Blue Sky Considerations

We plan to conduct this offering only in the States of New York, Florida, North Carolina and South Carolina.

We have complied with the issuer/dealer requirements under New York's blue sky securities laws. No restrictions to resale will apply under New York State blue sky securities laws to investors who are residents of New York or making resales in the State of New York.

We plan to comply with exemptions from registration or qualification under the blue sky securities laws in the States of Florida, North Carolina and South Carolina. In order to comply with these exemptions the shares of common stock and warrants acquired by investors who are residents of these states may not be offered for resale unless they have been registered or qualified for sale in that jurisdiction or an exemption is available therefrom and the requirements of any such exemption have been satisfied. We do not currently intend to register or qualify the resale of such securities in any jurisdiction. An exemption, however, is generally available in these jurisdictions for resale of securities restricted under applicable blue sky laws to registered broker/dealers or certain institutional buyers or pursuant to an exemption if the securities have been held for a sufficient period of time to demonstrate that the investor is not an underwriter for Lyons Bancorp. Other exemptions may also be available.

Although the units will not knowingly be sold to purchasers in states or jurisdictions in which we have not registered or otherwise qualified for sale in this offering, purchasers may buy our warrants in the aftermarket or may move to states or jurisdictions in which we have not registered or qualified this offering. In such event, we may be unable to issue our common stock to those persons desiring to exercise their warrants unless and until the common stock or warrants are registered or qualified for sale in the state or jurisdiction in which such purchasers reside, or an exemption to such registration or qualification exists in such state or jurisdiction and the requirements of any such exemption have been satisfied. If we are unable to register or qualify the common stock and warrants in a particular state or jurisdiction and no exemption to such registration or qualification is available in such state or jurisdiction, a holder may have difficulty selling, exchanging or exercising such warrants in order to realize any economic benefit from the warrants without conducting such sale in a state or jurisdiction in which our securities are registered or qualified.

Procedure for Ordering Units

Shareholders who desire to participate in the shareholder offering must deliver to us on or before the expiration of the shareholder offering the properly completed and executed order form, with payment in full of the purchase price in appropriate form for all units ordered. The general public, account holders, officers, directors, employees and shareholders who desire to participate in the community offering must deliver to us on or before the community offering expiration date the properly completed and executed order form, with payment in full of the purchase price for all units ordered. Shareholders residing in Florida, North Carolina or South Carolina who desire to participate in either offering must also complete the appropriate rider to the order form. We will not be obligated to honor any order if the order form or purchase price is received by us subsequent to the applicable expiration date. In any event, we reserve the right, in our sole discretion, to accept or reject any order, in whole or in part, or, if the offering is oversubscribed, to allot a lesser number of units. No fractional units may be purchased.

THE INSTRUCTIONS ACCOMPANYING THE ORDER FORM SHOULD BE READ CAREFULLY AND FOLLOWED IN DETAIL. QUESTIONS CONCERNING THE PROCEDURE FOR ORDERING UNITS MAY BE DIRECTED TO US BY CALLING (315) 946-4871 OR BY STOPPING AT OUR MAIN OFFICE AT 35 WILLIAM STREET, LYONS, NEW YORK.

Payment in full to Lyons Bancorp, Inc. must be by (a) check or bank draft drawn upon a United States bank; (b) postal, telegraphic or express money order; or (c) authorization of an appropriate withdrawal of monies from a checking or savings account at the Bank. The purchase price will be considered received by us only upon (i) clearance of any non-certified check, (ii) receipt by us of any certified check or bank draft drawn upon a United States bank or of any postal, telegraphic or express money order, or (iii) withdrawal of monies from a checking or savings account at the Bank equal to the purchase price. All funds received in payment of the purchase price shall be held by us and deposited in a special account at the Bank. This should not be considered an escrow account or arrangement

The address to which the order form and payment of the purchase price should be delivered is Lyons Bancorp, Inc., 35 William Street, Lyons, New York 14489, Attention: Corporate Secretary. The method of delivery of order forms and payment of the purchase price to us will be at your election and risk, but if sent by mail, we recommend that your order form and payment be sent by registered mail, properly insured, with return receipt requested and that a sufficient number of days be allowed to insure delivery to us and clearance of payment prior to the applicable expiration date. Because uncertified personal checks may take five business days to clear, we recommend that you pay by means of certified or cashier's check, money order, or wire transfer of funds.

There can be no assurance that a sufficient number of units will be available to satisfy all orders. In the event the number of units is insufficient to satisfy all orders, we shall determine, in our sole discretion, how units will be allocated among offering participants. In the event that participants in the community offering receive fewer units than the number ordered, we will return, as soon as practical, any excess funds, without interest, to such persons.

We will decide all questions concerning the timeliness, validity, form, and eligibility of order forms received or any assertion by shareholders of their right to participate in the shareholder offering, with our decision being final and binding. In our sole discretion, we may waive any defect or irregularity, permit a defect or irregularity to be corrected within such time as we may determine, or reject orders. We will not be under any duty to give notification of any defect or irregularity in connection with the submission of order forms or incur any liability for failure to give such notification.

Allocation of Remitted Funds

If you do not send enough money to purchase the number of units that you indicate you are ordering, or if you do not specify the number of units you are ordering, then we will conclude you have ordered the number of units which may be purchased by your payment. If your payment exceeds the amount necessary to purchase the number of units you have ordered, then we will conclude you have ordered the number of units which may be purchased by the full amount of your payment, rounded down to the nearest whole unit. To the extent any adjustment results in any excess funds, we will return to you, as soon as practical, any excess, without interest.

Determination of Offering Price and Warrant Exercise Price

To determine the price of the units we looked at a variety of factors relevant to the valuation of our business and our common stock. Foremost among these were the historic trading prices of our stock as reported on the OTC Bulletin Board and comparisons with other similar upstate New York banking institutions. We identified three institutions located in upstate New York which met the following criteria:

- Asset size over $200 million but less than $500 million and located in upstate New York north and west of the Hudson Valley area;
- Shareholder base not dominated by concentrated family ownership;
- Stock price less than $100 per share; and
- Source of financial data is publicly available.

We chose these criteria to best match institutions with characteristics similar to Lyons Bancorp. The institutions along with their investment characteristics follow:

Other New York Bank Institutions	Stock Price[1]	2003[2] EPS	P/E Ratio[3]
CNB Bancorp, Inc.	$25.50	$1.64	15.5
Evans Bancorp, Inc.	$24.44	$1.66	14.7
Steuben Trust Company	$14.80	$0.71	20.8
Average			17.0
Median			15.5
Lyons Bancorp unit offer price	$32.00	$2.33	13.7

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(1) Based on transactions reported on the OTC Bulletin Board.

(2) 2003 earnings per share based on publicly available information filed with the Securities and Exchange Commission or reported in press releases or stockholder reports.

(3) Represents the last stock price reported as of March 26, 2004 stock price compared to reported 2003 net earnings.

We also decided to include in this offering a warrant to purchase shares of our common stock as an additional inducement for new purchases. The warrant has an exercise price of $34.50 per share and may be exercised at any time between the date this offering closes and December 31, 2005 (unless extended by us). We set the warrant exercise price at a level that we hope is exceeded by our stock price during the warrant exercise period so that holders will be induced to exercise their warrants.

We will send a letter to purchasers after the offering closes indicating our estimated income tax basis for the warrants. Some of the factors upon which our estimate will be based must be measured after the closing. See "Taxation."

Limited Market for Shares and No Market for Warrants

The shares of common stock and warrants comprising the units will separate immediately upon issuance and will trade as separate securities. Except for shares and warrants acquired by our affiliates and residents in the States of Florida, North Carolina and South Carolina, the shares and warrants sold in the offering will be freely transferable immediately upon issuance and will not be subject to any transfer restrictions.

Our common stock trades on a limited basis in the over-the-counter bulletin board under the symbol "LYBC" and no market exists for our warrants. Our stock does not have a market maker, and we have no plans to list any of our securities on any exchange. As a result, you may not be able to sell your shares or warrants without delay and you may be unable to sell your shares at a fair price or your warrants at any price. We cannot predict when, if ever, a fully developed active and liquid public trading market for our securities will occur. If a developed public trading market for our securities does develop at a future time, there are no assurances that they will be sustained for any period of time.

Role of Officers and Employees

This offering will be conducted for us by Robert Schick, our President, Clair J. Britt, Jr., an Executive Vice President with the Bank, Thomas Kime, an Executive Vice President with the Bank, and Kenneth Burt, our Treasurer. Our marketing will be accomplished through a combination of telephone calls, mail and personal visits and meetings. None of these officers will receive sales or other special compensation for such services, but will be reimbursed for reasonable expenses. None of these officers is registered as a non-issuer securities broker or dealer under federal or state securities laws, nor is any affiliated with any non-issuer broker or dealer.

Because none of the officers assisting us in this offering is in the business of either effecting securities transactions for others or buying and selling securities for his own account, we believe they are not required to register as brokers or dealers under the Securities Exchange Act of 1934 due to Rule 3a4-1 promulgated under that Act. We will not engage an underwriter and, accordingly, will not pay any underwriting discounts or commissions for the sale of shares.

Issuance of Certificates

If all conditions necessary to consummate the offering are satisfied, we will deliver certificates representing shares of common stock and warrants to purchasers as soon as practical after completion of the offering.

Intentions of Directors and Executive Officers

Our Board of Directors expresses no opinion and makes no recommendation whether you should order units. You must make an investment evaluation of the offering according to your best interests upon consultation with your financial advisor.

Our directors and executive officers have indicated to us that they intend to order approximately 8,500 units through participation in the offering. These intentions are not commitments and could change based upon individual circumstances and are subject to the market conditions at the time of the offering. Assuming the full purchase indicated by such directors and executive officers, they would beneficially own, as a group, a total of approximately 23.7% of the common stock, and 11.3% of the warrants outstanding after the offering closes, assuming 100% of the units are sold. This percentage of common stock does not give effect to additional shares of common stock that may be issued in connection with the exercise of the warrants.

Regulatory Limitations

We will not be required to issue units to any person who, in our sole discretion, would be required to obtain prior approval from any state or federal bank regulatory authority to own or control such units.

Right to Amend or Terminate Offering

We reserve the right to amend the terms and conditions of the offering, regardless of whether such terms and conditions are more or less favorable to shareholder offering or community offering participants. If there is a material change to the terms of the offering, we will revise this Offering Circular and file the revised Offering Circular as an amendment to the Offering Statement of which this Offering Circular is a part, and you will be given another opportunity to decide whether you wish to participate in the offering. We reserve the right to terminate the offering at any time before the delivery of certificates for common stock and warrants included in purchased units, if the offering is prohibited by law or regulation or if our Board of Directors concludes, in its business judgment, that it is not in our best interest to complete the offering under the circumstances. If the offering is so terminated, we will promptly refund money received from participants, without interest.

HOW WE INTEND TO USE THE PROCEEDS

The estimated net proceeds from the offering depends upon the total number of units we sell. The following table sets forth the calculation of our net proceeds from the offering at an offering price of $32.00 per unit and the use of these proceeds. Because this is a best efforts offering and there is no minimum number of shares to be sold, we are presenting this information assuming that we sell 10%, 50% and 100% of the units that we are offering.

	(dollars in thousands, except for per share offering price)		
	10%	50%	100%
Units sold	7,515	37,575	75,150
Offering price	$ 32.00	$ 32.00	$ 32.00
Gross offering proceeds	$240,480	$1,202,400	$2.404,800
Less estimated expense of the offering	$165,000	$ 165,000	$ 165,000
Less net proceeds to Lyons National Bank	$ 37,740	$ 518,700	$1,119,900
Net cash proceeds retained by Lyons Bancorp	$ 37,740	$ 518,700	$1,119,900

We intend to use the net proceeds from this offering to increase our regulatory capital levels and those of Lyons National Bank. See "Management's Discussion and Analysis of Financial Condition and Results of Operation – Capital"; and "Supervision and Regulation – Capital Requirements". We intend to contribute at least 50% of the net proceeds of the offering to the capital surplus of Lyons National Bank which is expected to qualify as Tier I regulatory capital for the Bank under regulatory capital guidelines. The Lyons National Bank plans to use the proceeds it receives from us as a result of this offering to fund new loans, to invest in securities and for general corporate purposes. We plan to retain the remaining net proceeds from the offering to fund dividends to our shareholders during the first 12 months after this offering, to pay interest due on our subordinated debenture and for other general corporate purposes. We have otherwise not specifically allocated the net proceeds from this offering. Until we apply the net proceeds, we intend to invest such proceeds in short-term and intermediate-term interest-bearing securities or in deposits in our Bank.

MARKET FOR OUR COMMON STOCK AND RELATED SHAREHOLDER MATTERS

Our stock is traded on a limited basis in the over-the-counter market under the symbol "LYBC." Our stock does not have a market maker, and we do not plan to list our securities on any exchange. Transactions in our stock are reported in the National Association of Securities Dealers reporting system known as the "OTC Bulletin Board."

Prior to this offering, we did not have outstanding options, warrants to purchase, or securities convertible into, common stock. We have not agreed to register any common stock under the Securities Act for sale by our security holders, although we reserve the right to do so in the future. Other than this offering, none of our stock is being, or have been proposed to be, publicly offered by us, the offering of which could have a material effect on the market price of our common stock.

The following table describes for the quarters indicated the high and low sales for our stock as quoted on the OTC Bulletin Board and dividends declared and paid with respect to our stock since January 1, 2002, adjusted to reflect our December 31, 2003 2-for-1 stock split.

	High	Low	Dividends
2002:			
First Quarter	21.00	21.00	0.10
Second Quarter	22.50	20.23	0.10
Third Quarter	22.50	22.50	0.10
Fourth Quarter	22.50	21.50	0.10
2003:			
First Quarter	22.50	22.50	0.125
Second Quarter	23.00	23.00	0.14
Third Quarter	27.00	26.25	0.15
Fourth Quarter	28.00	26.00	0.16
2004:			
First Quarter	36.00	30.00	0.17(1)

(1) On March 26, 2004, our Board of Directors declared a $0.17 per share dividend payable on April 15, 2004 to shareholders of record on March 31, 2004.

The above quotations represent prices, between dealers without adjustments for retail markups, markdowns or commissions. The quotation of our common stock on the OTC Bulletin Board does not assure that a meaningful, consistent and liquid market for such securities currently exists.

As of March 31, 2004, there were 372 holders of record of our common stock.

OUR POLICY REGARDING DIVIDENDS

Since our formation in 1987, we, as the financial holding company of the Bank, have continued the payment of cash dividends in keeping with the historical payment of cash dividends. We (or the Bank prior to our formation) have paid consecutive annual cash dividends for more than 50 years. Our Board of Directors currently intends to continue the policy of paying dividends. In addition, our Board of Directors has adopted a strategic goal of increasing over time our pay-out of cash dividends as a percentage of net income to 40%. There can be no assurance, however, that dividends will be paid, if any, at historical levels following the offering or be increased or when such increase will occur. Future payment of dividends must necessarily depend upon our financial resources, the earnings and financial condition of the Bank, restrictions under applicable law and regulations, and other factors relevant at the time the Board of Directors considers any declaration of dividends. To the extent we have insufficient cash available for the payment of dividends, we must receive dividends from the Bank. Therefore, the restrictions on the Bank's dividend payments are directly applicable to us. For a description of limitations on the ability of the Bank to pay any dividends to us, see "Regulation and Supervision."

We will be restricted in our ability to pay dividends if we default on certain of our obligations related to the Lyons Capital Statutory Trust I in which we own all of the common beneficial interest. In June 2003, we formed the trust for the sole purpose of issuing trust preferred securities that are fully and unconditionally guaranteed by us. At the same time we also sold subordinated debentures to the Trust in the principal amount of $1,035,000. If we defaulted on our obligations under the guarantee or the subordinated debenture, we would be prohibited from paying dividends under the indenture governing the preferred trust securities.

DILUTION

If you purchase shares of our stock in this offering through the purchase of units or through the exercise of warrants, you will pay a higher price per share than the prices paid to us by certain of our officers and directors during the past five years. The following table summarizes the total consideration paid to us and the average price paid by our officers, directors and affiliates during the last five years and by investors purchasing shares in this offering or through the exercise of warrants:

	Shares Purchased	Total Consideration	Average Price Per Share
Officers, directors, etc.[1][2]	19,308	$ 322,840	$16.72
New investors – shares[3]	75,150	$2,404,810	$32.00
New investors – warrants	75,150	$2,592,675	$34.50
Total	169,608	$5,320,325	$31.37

(1) Includes 1,100 shares issued in 2003 to certain members of our senior management as a stock bonus award, and 840 shares purchased in 2003 by our Chief Executive Officer and President, Robert Schick, from us at $22.50 per share under a deferred compensation arrangement under his employment agreement.

(2) Includes 10,450 shares purchased by officers and directors in our shareholder and community offering under SEC Regulation A in October 2000, as part of a unit purchased at $17.50 per unit, which was comprised of one share of common stock and one warrant to purchase one share of common stock at $18.75 per share. Also includes 6,918 shares purchased pursuant to such warrants.

(3) Assumes no part of the unit purchase price attributed to the warrants.

CAPITALIZATION

The following table sets forth our equity capitalization as of December 31, 2003. You should read the information in this table together with the "Selected Financial and Other Data," our audited consolidated financial statements and notes thereto and the other information in this Offering Circular.

	December 31, 2003 (Dollars in thousands)
Shareholders' equity:	
Common stock, par value $.50 per share, 2,000,000 shares authorized and 706,676 shares issued	$ 360
Additional paid-in capital	3,107
Retained earnings	11,007
Accumulated and other comprehensive income	579
Less: Treasury stock (12,520 shares) at cost	(221)
Total shareholders' equity	$ 14,832

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OUR COMPANY

General

Lyons Bancorp, Inc., which is a financial holding company registered with the Board of Governors of the Federal Reserve System, owns all of the outstanding capital stock of The Lyons National Bank and all of the common beneficial interest of the Lyons Capital Statutory Trust I. Lyons Bancorp was incorporated under the laws of the State of New York on April 15, 1987. We implemented the financial holding company structure to enhance the Bank's ability to serve its future customers' requirements for financial services and to provide flexibility for growth through expansion of our businesses and to access varied capital raising alternatives.

We are a community oriented bank, emphasizing personal service and customer convenience in serving the financial needs of the individuals, families and businesses residing in our markets. We attract deposits from the general public in the areas surrounding our banking offices and use those funds, together with funds generated from operations and borrowings, to originate commercial real estate loans, residential mortgage loans, commercial and agricultural loans and consumer loans. We also invest in mortgage-backed securities and other permissible investments.

Since 1999, we have experienced significant growth in our assets, deposit base, loan portfolio and net worth. As of December 31, 2003, we had total consolidated assets of $212.8 million, deposits of $174.2 million, total net loans of $127.6 million and total shareholders' equity of $14.8 million. This represents growth during this five year period of 84.6%, 113.4%, 80.5%, and 82.7% in each of these categories.

During 2003 we reported record net income of $1.6 million or $2.33 per diluted share, a 25% increase over 2002 net income. We also rewarded our shareholders by increasing our annual dividend payout to 24.72% of our annual 2003 net income, from 20.37% of our net income in 2002.

Our principal executive office is located at 35 William Street, Lyons, New York 14489. This historical building houses our corporate offices, data processing center, and our bank operations functions. We believe this facility has the capacity to service our needs for the foreseeable future.

Our telephone number is (315) 946-4871, and our web-site is www.lyonsbank.com. Information at our web site is not part of this Offering Circular.

Lyons National Bank

The Lyons National Bank commenced business operations in 1852 as the Palmyra Bank of Lyons and later changed its name to The Lyons National Bank. In 1933, the Bank merged with the Gavitt National Bank to create The Lyons National Bank. The Bank opened it's first branch banking office in Lyons in 1986 and added a second in Wolcott, New York in 1990. More recently, our pace of expansion has accelerated as we entered the Newark, New York market in 1996 and upgraded to a new facility there in 2000. Our first supermarket location commenced operations in Macedon, New York in 1997. We opened full service banking offices in Ontario, New York in 1999, in Jordan, New York in 2001, in Clyde, New York in 2002 and in Geneva, New York in 2003.

The Bank is a full service community oriented commercial bank, without trust powers. We believe the Bank presents an alternative to large national or regional financial institutions by offering local ownership, local decision-making and other personalized service characteristics of community banks.

The Bank has two subsidiaries, Lyons Realty Associates Corp. and LNB Life Agency, Inc. The Bank owns all of the common stock and 93.5% of the non-voting preferred stock of Lyons Realty and all of the capital stock of LNB Life Agency, Inc. A group of investors owns approximately 6.5% of Lyons Realty's non-voting preferred stock.

Other Subsidiaries

Lyons Realty Associates Corp. is a New York corporation formed by the Bank in June 2001 to operate as a real estate investment trust under the Internal Revenue Code of 1986, as amended. Lyons Realty primarily acquires, owns and holds a portfolio of real estate mortgages and related assets. To date, our Bank has originated all of the mortgages held by Lyons Realty. As of December 31, 2003, Lyons Realty held $23.4 million in real estate mortgages.

LNB Life Agency, Inc. is a New York corporation formed by the Bank in February 2003 to serve as its financial services subsidiary. LNB Life Agency maintains a relationship with Mapstone Financial Group, an independent registered broker/dealer based in Rochester, New York. Through this arrangement we make available non-insured financial services and products to our customers and potential customers.

Lyons Capital Statutory Trust I is a Connecticut statutory trust which Lyons Bancorp formed in June 2003. The trust is not authorized and does not conduct any trade or business and was formed for the sole purpose of the issuance, sale and administration of the preferred trust capital securities. The Trust's principal asset is a $1,035,000 subordinated debenture issued by Lyons Bancorp. In June 2003 concurrently with the Trust's acquisition of the subordinated debenture, Tioga-State Bank purchased from the Trust $1.0 million of preferred trust capital securities. The trust preferred securities are classified as long-term debt for the financial statements purposes, but Tier I capital for regulatory purposes. For further description of the details of this transaction see "Business – Sources of Funds – Borrowings"; "Management's Discussion and Analysis of Financial Condition and Results of Operations - Capital."

Products and Services

The Bank provides a wide range of traditional commercial and retail banking products and services for individuals and small to medium sized businesses primarily in our market area. The Bank's services include accepting time, demand and savings deposits, and making secured and unsecured loans. "See -- Sources of Funds – Deposits" Deposits in the Bank are insured to applicable limits by the Federal Deposit Insurance Corporation. The Bank offers enhanced delivery system options such as Internet and telephone banking and help business customers manage their cash flow with Automatic Clearing House origination and cash management services. Other services the Bank offers include safe deposit boxes, travelers' checks, money orders, wire transfers, drive-through facilities, an in-store location, 24-hour depositories, and

ATMs. The Bank's lending products include residential and commercial real estate loans, agricultural, commercial, and consumer loans. See " --Lending Activities".

The Bank, through LNB Life Agency, Inc. and its arrangement with Mapstone Financial Group, makes non-insured financial services and products available to its customers and potential customers. These products range from stocks, bonds and mutual funds to life, disability and long-term care insurance products. Mapstone Financial sells the product and we receive a referral commission from Mapstone for the sale. The commissions we receive from these transactions are intended to help offset some of the risk associated with our net interest margin because it can provide a recurring source of revenue. As of the date of this Offering Circular, the amount of revenue we generate from these products is immaterial.

Business Strategy

Our mission is to increase shareholder value by offering financial services to a constantly changing market. Our strategy includes:

- Growing our community banking franchise mainly with de novo branch expansion in selected markets where we can gain a competitive advantage by providing our customers with personal service;
- Expanding our relationships with commercial and agricultural customers through utilizing lending officers who know our customers' businesses and can offer competitive products to meet their needs;
- Cementing retail market loyalty by focusing on core consumer needs for transaction services and residential mortgages; and
- Continuing to expand our sales of non-bank financial services to produce stronger and more diversified sources of fee income and to broaden our customer base.

Grow Franchise.

As of June 2003, based on statistics provided by the Federal Deposit Insurance Corporation, we ranked second in our deposit market share rank among banks in Wayne County, New York. Our long-term goal is to secure the top market share position in Wayne County.

Since 2000, we have opened two offices outside Wayne County and we plan to open a third banking office outside of Wayne County in 2004. We expect to continue our expansion outside of Wayne County over time. Our strategy is to open denovo or acquire banking offices in communities that we believe have either been abandoned by or poorly served by current financial institutions. Before opening offices in these communities we generally identify and hire individuals who can provide unique personal service in the market.

We also plan to consider acquisitions of other financial institutions and financial related service companies and/or individual branch offices. As of the date of this offering circular, we do not have any agreements, arrangements or understandings for any acquisitions of any kind.

We seek to provide customers the personal attention they desire while having the technological ability to provide services such as on-line Internet banking that require less customer contact.

Deepen Commercial and Agricultural Relationships.

On December 31, 2003, we had $127.6 million of total loans. The most significant concentration of our loans is commercial and agricultural loans, which as of December 31, 2003 totaled $73.5 million and constituted 57.6% of our total loans

Our commercial and agricultural loan totals have tripled over the past five years as we have focused on developing this category of loans. We now have a staff of six lending officers supported by a credit administration area staffed with two full-time professionals. . We intend to focus on building this category of loans through a structured calling program with commercial and agricultural customers and by providing regularly upgraded products and services.

Cement Retail Loyalty

In order to attract consumers, we offer products that address consumers' needs to manage their funds on a day-to-day basis and finance homes.

We offer checking and savings products which are accessible by either visiting our local offices or by electronic means. We have the greatest number of ATMs of any financial institution in Wayne County and offer full access for our customers in all of the major domestic ATM networks. Internet and telephone banking provide customers additional alternatives to access their accounts.

The decision to purchase or refinance a home is a significant financial transaction for most of our customers. If the loan is a plain-vanilla mortgage that meets all of the standards of the secondary marketplace, we can originate, sell, and service the loan. This allows customers to take advantage of national funding options while retaining a local contact should any problems develop. The Bank benefits because it can generate fees for these services. Another advantage of this approach is that the loan will not impose regulatory capital requirements on us, allowing us to originate additional loans. For those properties that do not fit into the one-size-fits-all box of the secondary market, we can originate and hold the loan .

We intend to continue emphasizing the core consumer deposit and mortgage products in our market and to continue to build our serviced mortgage portfolio.

Expand Sales of Non-Bank Financial Services.

Making non-interest income a larger part of our total revenue stream and broaden our base of customers and increasing customer retention through sales of these products and services is an integral part of our strategy. We are exploring ways to expand the business that we have through LNB Life Agency's relationship with Mapstone Financial Group.

Business Support Strategies

To support our business growth we believe that we need to execute the following five key business support strategies.

Marketing and Sales Approach

To generate increased revenues in the fast-changing financial services marketplace, we believe that we must balance our community banking culture with an effective marketing and sales approach. As we compete for customers, we strive to project a consistent image to the consumer. We also train our staff to identify the needs of our customers so that we can sell them the products and services that will generate our future profits.

Expanded Product Lines

In addition to our current arrangement with Mapstone Financial Group, we plan to support better marketing and training by developing and offering added products and services to our customers. We expect to develop products in-house and offer them through our own systems and customer representatives. We are exploring possible acquisitions of new lines of business to provide customers access to non-bank products and services. In addition, we will consider utilizing out-sourcing options that offer a good trade-off between time to market and revenues generated. New product lines we are considering include: insurance, brokerage, mortgage banking, financial planning, investment management, and trust services.

Infrastructure

The Bank has more than doubled in size (assets and locations) while increasing staff by 50% in the last five years. This growth has been accomplished with a very small senior management structure. In order for us to succeed in our growth goals over the next few years, we plan to deepen the organizational structure of the Bank by adding expertise in certain specialized areas. Included among these are a dedicated sales and service manager and a corporate controller.

The Bank utilizes a third-party data processing consortium for its technology needs. This method of operation places responsibility for the technical aspects of technology with experts while keeping the responsibility for strategy within the Bank. A key portion of our future success will rest on our ability to upgrade the capabilities of our systems to provide timely information to make decisions.

Our de novo expansion has been supported by a consistent approach to design in our new locations. In the next few years, we plan to review all of the space needs of our Bank. We expect to make a significant commitment to upgraded facilities to house our administrative and operations personnel.

Manage Risk.

The key risks we face include credit, liquidity, interest rate sensitivity, reputation, and operations. We manage each of these areas in a structured fashion. Although each of our risks is managed by individuals and systems unique to the particular risk in question, we maintain a global risk management process as well. This approach allows us to monitor the various risks we face in an integrated fashion. We feel it is important to review risk trends in all areas at the same time to make sure that we are not subject to a correlated increase in risk that could feed on itself. Our internal Risk Management Committee is charged with the responsibility to gather information from each risk area, collate it, and review the implications in an enterprise-wide fashion. We self-rate the Bank in the different areas and take care to compare these ratings to those provided by outside parties (auditors, examiners, etc.) for consistency.

Even though we have almost tripled the size of our loan portfolio in the last five years, we have maintained a strict quality control program for new credits. We have experienced lending officers and a loan approval process that requires detailed knowledge of the customer's ability to repay a loan.

Our net charge-offs for 2003 were $168,000 (.16% of average loans during 2003). Our non-performing assets were .34% of outstanding loans as of December 31, 2003, which was below our peer average of .84% of outstanding loans. See Uniform Bank Performance Report, Federal Financial Institution Examinations Council December 31, 2003 ("Uniform Bank Performance Report"), page 7 ("Analysis of Credit Allowance and Loan Mix"). Our loan loss reserve totaled almost $1.7 million or 1.30% of outstanding loans. See Uniform Bank Performance Report, page 8A ("Analysis of Past Due, Non-Accrual and Restructured Loans and Leases"). This also exceeds peer averages of 1.25%.

We manage our balance sheet risks (liquidity and interest rate sensitivity) through a regular monitoring process and an active Asset/Liability Committee which includes senior management and select members of the Board of Directors. The Bank has increased in total assets from roughly $100 million at the end of 1998 to over $212 million as of the end of 2003. During this period, the Bank has had minimal wholesale funding and has navigated both a sharp increase in interest rates from 1998 to 2000 and the subsequent collapse in rates to multi-decade lows while increasing net interest income in every year.

The potential risk to our reputation from rumor or unauthorized activities could cause severe harm to our business. We take any comments made about the Bank seriously and counter any inaccuracies we find as quickly as we can. All of our employees and directors are subject to our internal Ethics Policy that provides strict guidelines for actions and formal penalties for violations. Our corporate governance policies have been enhanced, meeting many of the guidelines in place for much larger institutions.

Operating risk has become a much more important consideration in the past few years as new threats have been presented. We have established strict privacy requirements in all of our customer dealings. We have taken steps to secure our data processing areas from attack both physical and through electronic means. We were fully prepared for Year-2000, and we believe our disaster recovery procedures are state-of-the-art.

Capital Management

Capital raising activities generally take place at Lyons Bancorp while capital use other than dividend and interest payments is primarily related to the Bank's business and regulatory needs. We work to closely integrate the capital needs of Lyons Bancorp and the Bank so that capital movement between the two entities is both timely and appropriately sized. See

"Management's Discussion and Analysis of Financial Condition and Results of Operations–Capital"

Banking Operations

Market Area

During June 2003, we opened our first location in Ontario County, New York by adding a banking office on Seneca Street in Geneva, New York. Expanding into Geneva is strategically important to us. Geneva proper is one of the largest markets in our service area with a population of over 13,000 and bankable deposits of close to $450 million. Moreover, it is not an over-banked community. When we opened our branch in June, we became but the fourth bank to establish a presence in the city.

While opening our first banking office in Ontario County is important in its own right, being in Geneva has afforded us the opportunity to springboard into other markets in Ontario County and has opened a door on the entire Finger Lakes Region. More specifically, we are now soliciting business in and serving customers from Yates and Seneca Counties, which means our potential market area is double what it was when 2003 began.

With the opening of the Geneva banking office, the Bank now operates nine banking offices within its primary market area, which is centered around Lyons, New York. The Bank's primary market area now encompasses Wayne County and portions of Cayuga, Monroe, Onondaga, Ontario, Seneca and Yates Counties in New York State.

The following maps show the Bank's primary market area:


Counties of
Central New York
Clyde
WAYNE
MONROE
Syracuse
Jordan
ONONDAGA
Geneva
ONTARIO
SENECA
CAYUGA
YATES


Monroe
Wayne
Onondaga
Ontario
Yates
Cayuga
Seneca

Average Balances And Interest Rates

The following table presents, for the periods indicated, the total dollar amount of interest income from average interest-earning assets, the resultant yields, and the interest expense on average interest-bearing liabilities, expressed both in dollars and rates. Average balances are derived from average daily balances. The yield on securities available-for-sale are included in investment securities and mortgage-related securities and yields are calculated on the historical basis. All interest has been adjusted to a fully taxable equivalent amount using the federal statutory rate of 34%. The yields and rates are established by dividing income or expense dollars by the average balance of the asset or liability.

AVERAGE BALANCES AND INTEREST RATES

(Dollars in thousands)

	December 31, 2003			December 31, 2002			December 31, 2001		
	Average Balances	Income/ Expense	Yields/ Rates	Average Balances	Income/ Expense	Yields/ Rates	Average Balances	Income/ Expense	Yields/ Rates
Assets:									
Loans	$ 107,305	$ 6,987	6.51%	$ 91,893	$ 6,655	7.24%	$ 78,663	$ 6,444	8.19%
Investment Securities									
Taxable	63,981	2,406	3.76%	46,957	2,151	4.58%	34,961	2,037	5.80%
Tax-Exempt	15,243	493	3.23%	12,979	456	3.51%	7,789	296	3.80%
Total Securities	79,224	2,899	3.66%	59,936	2,607	4.35%	42,750	2,333	5.43%
Fed Funds Sold	4,898	45	.92%	7,818	126	1.61%	5,305	206	4.09%
Total Interest Earning Assets	191,427	9,931	5.19%	159,647	9,388	5.88%	126,718	8,983	7.09%
Other Assets	13,102			12,759			9,444		
Total Assets	$ 204,529			$ 172,406			$ 136,162		
Liabilities and Shareholders Equity:									
Interest-Bearing Deposits									
Now Accounts	$ 18,777	$ 129	0.69%	$ 16,777	$ 146	0.87%	$ 12,984	$ 242	1.86%
Money Market Accounts	28,131	455	1.62%	23,037	473	2.05%	8,945	266	2.97%
Savings	44,727	479	1.07%	40,152	596	1.48%	35,323	785	2.22%
Time > $100,000	30,877	511	1.65%	22,640	554	2.45%	21,122	882	4.18%
Other Time	25,916	721	2.78%	21,634	849	3.92%	19,508	993	5.09%
Total Interest-Bearing Deposits	148,428	2,295	1.55%	124,240	2,618	2.11%	97,882	3,168	3.24%
FHLB Advances and Repurchase Agreements	14,492	359	2.48%	13,296	370	2.78%	8,606	270	3.14%
Total Preferred Securities	56	5	8.93%	---	---	0.00%	---	---	0.00%
Total Interest Bearing Liabilities	162,976	2,659	1.63%	137,536	2,988	2.17%	106,488	3,438	3.23%
Noninterest-Bearing Deposits	25,600			21,815			18,203		
Other Liabilities	1,473			913			941		
Stockholders' Equity	14,480			12,142			10,530		
Total Liabilities and Stockholders' Equity	$ 204,529			$ 172,406			$ 136,162		
Spread in Interest-Bearing Funds			3.56%			3.71%			3.86%
Net Interest Income		$ 7,272			$ 6,400			$ 5,545	
Net Interest Margin(1)			3.80%			4.01%			4.38%

(1) Net Interest Margin represents net interest income divided by average interest-earning assets.

Lending Activities

The principal lending activity of the Bank has been the origination for its own portfolio of adjustable and fixed-rate loans secured by various forms of collateral. The Bank also originates residential mortgages which it sells to third parties and retains servicing rights. These mortgages are sold without recourse to the Bank. The value of the servicing rights associated with these sold mortgages is immaterial to us and, as such, no asset has been recorded for them.

The following tables include a Summary of Loan Portfolio, Maturities of Loans, Sensitivity of Loans to Changes in Interest Rates and a Volume/Rate Analysis:

Summary of Loan Portfolio
By Type
(Dollars in thousands)

	As of December 31,				
Type	2003	2002	2001	2000	1999
Domestic:					
Commercial, financial and agricultural	$ 73,461	$ 46,813	$ 40,380	$ 33,728	$ 26,618
Real estate - mortgage loans	36,043	32,504	30,029	29,485	26,428
Installment and other consumer loans	18,071	18,524	14,447	9,065	6,707
Sub-total	$127,575	$ 97,841	$ 84,856	$ 72,278	$ 59,753
Foreign	---	---	---	---	---
Total loans	$127,575	$ 97,841	$ 84,856	$ 72,278	$ 59,753
Allowance for loan and lease losses	(1,658)	(1,224)	(1,007)	(817)	(697)
Total loans, net of allowance	$125,917	$ 96,617	$ 83,849	$ 71,461	$ 59,056

Maturities of Loans
As of December 31, 2003
(Dollars in thousands)

	Maturing within one year	Maturing after one but within five years	Maturing after five years	Total
Commercial, financial, agricultural	$ 19,632	$ 11,276	$ 42,553	$ 73,461

Sensitivity of Loans to Changes in Interest Rates
(Dollars in thousands)

	As of December 31, 2003	
	Fixed Rate	Variable Rate
Due after one but within five years	$ 16,270	$ 6,301
Due after five years	$ 55,685	$ 28,025

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Volume Rate Analysis
(Dollars in thousands)

Interest Income:	2003 Compared to 2002 Increase (Decrease) Due to Change In Volume(1)	Rate(2)	Total	2002 Compared to 2001 Increase (Decrease) Due to Change In Volume(1)	Rate(2)	Total
Loans	$ 1,116	$ (672)	$ 444	$ 1,084	$ (747)	$ 337
Investment Securities	836	(385)	451	933	(468)	465
Federal Funds Sold	(50)	(48)	(98)	103	(126)	(23)
Total Interest Income	1,902	(1,105)	797	2,120	(1,341)	779
Interest Expense:						
NOW	17	(31)	(14)	71	(129)	(58)
MMDA	105	(100)	5	419	(82)	337
Savings	68	(166)	(98)	107	(261)	(154)
Time>$100,000	202	(179)	23	63	(365)	(302)
Other Time	168	(247)	(79)	108	(227)	(119)
FHLB Borrowings	33	(161)	(128)	147	(31)	116
Trust Preferred Securities	---	---	---	---	---	---
Total Interest Expense	593	(884)	(291)	915	(1,095)	(180)
Net Change in Interest Income	$ 1,309	$ (221)	$ 1,088	$ 1,205	$ (246)	$ 959

(1) The volume variance reflects the change in average balance outstanding multiplied by the average rate during the prior period. All interest has been adjusted to a fully taxable equivalent amount using the federal statutory rate of 34%. Non-accruing loans have been used in the daily average balances to determine changes in interest and income to due volume.

(2) The rate variance reflects the change in average rate multiplied by the average balance outstanding.

Interest Sensitivity

An important element of both earnings performance and liquidity is management of interest rate sensitivity. Interest rate sensitivity management involves comparison between the maturity and re-pricing dates of interest-earning assets and interest-bearing liabilities, with the goal being to minimize the impact on net interest income in periods of extreme fluctuations in interest rates. The Bank measures its interest rate risk through the use of guidelines designed to measure the impact on an annualized net interest margin due to an immediate 2% change in interest rates. Quarterly, the change in net interest income, as well as several other strategic measurement ratios, are presented to the Bank's Asset/Liability Committee ("ALCO") and Board of Directors and compared to Bank established guidelines. The Bank has historically maintained the ratios within the acceptable ranges of the guidelines.

A useful measure of the Bank's interest rate risk is "interest sensitivity gap", the difference between interest sensitive assets and interest sensitive liabilities in a specific time interval. Interest rate "gap" analysis measures the relative dollar amounts on interest-earning assets and interest-bearing liabilities which re-price within a specific time period, either through maturity or rate adjustment. A "positive" gap for a given period means that the amount of interest earning assets maturing or otherwise re-pricing exceeds the amount of interest-bearing liabilities maturing or otherwise re-pricing within the same period. Accordingly, in a rising interest rate environment, an institution with a positive gap would generally be expected, absent the effects of other factors, to experience a greater increase in the yields of its assets relative to the cost of its liabilities. Conversely, the cost of funds for an institution with a positive gap would generally be expected to decline less quickly than on its assets in a falling interest rate environment. Changes in interest rates generally have the opposite effect on an institution with a "negative" gap.

The Bank currently has a negative gap over the short term, which suggests that the net yield on interest earning assets and liabilities may decrease during periods of rising interest rates. However, a simple interest rate 'gap' analysis by itself may not be an accurate indicator of how net interest income will be affected by changes in interest rates. Income associated with interest-earning assets and costs associated with interest-bearing liabilities may not be affected uniformly by changes in interest rates. In addition, the magnitude and duration of changes in interest rates may have a significant impact on net interest income. Although certain assets and liabilities may have similar maturities or periods of re-pricing, they may react in different degrees to changes in market interest rates. Interest rates on certain types of assets and liabilities fluctuate in advance of changes in general market interest rates, while interest rates on other types may lag behind changes in general market rates. In the event of a change in interest rates, prepayment and early withdrawal levels also could deviate significantly from those assumed in calculating the interest-rate gap. The ability of many borrowers to service their debts also may decrease in the event of an interest rate increase.

The table below presents the Bank's interest rate sensitivity at December 31, 2003. Determinations of investment and loan maturities are based upon contractual terms of each asset. Because certain categories of securities and loans are prepaid before their maturity date even without regard to interest rate fluctuations, certain assumptions have been made to calculate the expected maturity of securities and loans.

Interest Rate Sensitivity
(Dollars in thousands)

	0-3 Months	4-6 Months	7-12 Months	1-5 Years	5 Years +	Total
Assets:						
Fed Funds Sold	$ -	$ -	$ -	$ -	$ -	$ -
Interest Bearing Deposits	100	-	-	-	-	100
Investment Securities	5,683	4,276	4,344	29,164	26,173	69,640
Loans	51,534	7,343	10,501	44,780	13,417	127,575
Total Interest Sensitive Assets	$ 57,317	$ 11,619	$ 14,845	$ 73,944	$ 39,590	$ 197,315
Liabilities:						
NOW/Money Market/Savings[1]	$ 87,704	$ -	$ -	$ -	$ -	$ 87,704
Certificates of Deposit[1]	13,079	5,219	23,554	10,812	-	52,664
Individual Retirement Accounts[1]	5,068	57	331	483	15	5,954
Securities sold under agreement to repurchase	8,059	-	-	-	-	8,059
Advances from Federal Home Loan Bank	8,600	-	1,000	-	3,000	12,600
Advances from subsidiary	1,000	-	-	-	-	1,000
Total Interest Sensitive Liabilities	$ 123,510	$ 5,276	$ 24,885	$ 11,295	$ 3,015	$ 167,981
GAP:						
Period	$ (66,193)	$ 6,343	$(10,040)	$ 62,649	$ 36,575	$ 29,334
Cumulative	$ (66,193)	$(59,850)	$(69.890)	$ 7,241)	$ 29,334	

(1) Deposit totals shown in this table may not agree to deposit total reported on the corresponding balance sheet as some deposits, such as checking accounts are not interest bearing.

Asset Quality

The Bank maintains written loan policies that require certain underwriting, documentation, and credit standards be met for the approval and funding of loans. Management has safeguards and procedures in place that track adherence to policies. In addition, third party loan reviewers periodically sample the loan portfolio and report to Bank management and our Board of Directors any identified discrepancies. Exceptions to policy, when made, are documented, justified, and approved by management. Lending authorities are recommended by management and approved by our Board of Directors. Management reports measures of both loan quality and loan portfolio growth on a regular basis to our Board.

Our allowance for loan losses represents management's estimate of an amount adequate to provide for potential losses inherent in our loan portfolio. In its continuing evaluation of the allowance and its adequacy, management considers the Bank's loan loss experience, the amount of past-due and non-performing loans, current and anticipated economic conditions, underlying collateral values securing loans and other factors which affect the allowance for potential loan losses. Bank management monitors the adequacy of the allowance through the use of a model designed to comply with the requirements of the Office of the Comptroller of the Currency.

While it is the Bank's policy to charge-off loans in the period in which a loss is considered probable, there are additional factors impacting potential future losses which cannot be quantified precisely or attributed to particular loans or classes of loans. These factors include such items as the general state of the economy. Management's judgement as to the adequacy of the allowance is, therefore, necessarily approximate. The allowance is also subject to regulatory examinations as to adequacy, which may include reviews of the methodology used to arrive at the allowance and comparison of the allowance to peer institutions.

The commercial loan policy provides that the accrual of interest on commercial and real estate loans ceases whenever the payment of principal or interest becomes 90 days past due or the valuation of the collateral held materially deteriorates to the extent that the loan can no longer be regarded as adequately secured. The policy also provides that accrual of interest on residential mortgages ceases whenever payment of principal or interest becomes 90 days delinquent. Our consumer loan policy provides that consumer loans, whether secured or unsecured, are considered for charge-off to the allowance for loan loss when they reach 90 days delinquent.

The following tables present for the past five years a summary of the "Allocation of Allowance for Loan Loss by Loan Type" and an "Analysis of Changes in the Allowance for Loan Losses".

Allocation of Allowance for Loan Losses
by Loan Type
(Dollars in thousands)

	As of December 31,									
	2003		2002		2001		2000		1999	
	Amount	% of Total Loans	Amount	% of Total Loans	Amount	% of Total Loans	Amount	% of Total Loans	Amount	% of Total Loans
Domestic:										
Commercial, financial and agricultural	$ 1,149	58%	$ 666	48%	$ 690	48%	$ 494	47%	$ 358	45%
Real Estate - mortgage	$ 383	28%	$ 296	33%	$ 201	35%	$ 183	41%	$ 153	44%
Installment loans to individuals	$ 120	14%	$ 245	19%	$ 142	17%	$ 61	12%	$ 53	11%
Special Y2K allocation	$ ---	0%	$ ---	0%	$ ---	0%	$ ---	0%	$ 50	0%
Foreign:	$ ---	0%	$ ---	0%	$ ---	0%	$ ---	0%	$ ---	0%
Not specifically allocated	$ 6	0%	$ 17	0%	$ (26)	0%	$ 79	0%	$ 83	0%
TOTAL	$ 1,658	100%	$ 1,224	100%	$ 1,007	100%	$ 817	100%	$ 697	100%

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Analysis of Changes in Allowance for Loan Losses
(Dollars in thousands)

	Year Ended December 31,				
	2003	2002	2001	2000	1999
Balance at beginning of the period	$ 1,224	$ 1,007	$ 817	$ 697	$ 538
Charge-offs:					
Domestic:					
Commercial, financial and agricultural	95	328	54	---	---
Real estate - mortgage	---	8	17	20	---
Installment loans to individuals	138	73	69	44	33
Credit cards	3	---	6	31	13
Foreign:	---	---	---	---	---
Total charge offs	$ 236	$ 409	$ 146	$ 95	$ 46
Recoveries:					
Domestic:					
Commercial, financial and agricultural	16	21	2	---	---
Real estate - mortgage	2	1	2	2	---
Installment loans to individuals	49	29	29	33	44
Credit cards	1	2	5	4	6
Foreign:	---	---	---	---	---
Total recoveries	$ 68	$ 53	$ 38	$ 39	$ 50
Net charge-offs	$ 168	$ 356	$ 108	$ 56	$ (4)
Provision charged to operations	$ 602	$ 573	$ 298	$ 176	$ 155
Balance at end of period	$ 1,658	$ 1,224	$ 1,007	$ 817	$ 697
Ratio of charge-offs net of recoveries to average loans outstanding	0.16%	0.39%	0.14%	0.09%	0.00%
Allowance for loan loss as a percentage of total loans at period end	1.30%	1.25%	1.19%	1.13%	1.17%

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The following tables below summarizes the Bank's non-performing assets for the past five years:

Non-Performing Loans
(Actual dollars)

	As of December 31, 2003	2002	2001	2000	1999
Loans accounted for on a non-accrual basis:					
Notes	$ 219,000	$ 105,000	$ 99,000	$ 160,000	$ 29,000
Mortgages	$ 170,000	$ 163,000	$ 141,000	$ 41,000	$ 147,000
Total non-performing loans	$ 389,000	$ 268,000	$ 240,000	$ 201,000	$ 176,000

Past Due and Renegotiated Loans
(Actual dollars)

	As of December 31, 2003	2002	2001	2000	1999
Loans contractually past due 90 days or more as to interest or principal payments (not included in non-accrual loans above)(1)	$ 4,000	$ ---	$ ---	$ 18,000	$ ---
Performing but renegotiated loans	$ 1,514,000	$ 1,001,000	$ 404,000	$ 299,000	$ 990,000
	$ 1,518,000	$ 1,001,000	$ 404,000	$ 317,000	$ 990,000

(1) Loans are still in the process of collection or are adequately collateralized.

Information regarding foregoing interest follows for the indicated fiscal years:

Foregone Interest on Past Due and Renegotiated Loans
(Actual dollars)

	Year ended December 31, 2003	2002	2001	2000	1999
Domestic Loans:					
Interest recognized	$ 16,743	$ 27,547	$ 17,427	$ 12,889	$ 39,938
Foregone Interest	$ 7,019	$ 19,295	$ 3,867	$ 3,191	$ 5,602
Interest income that would have been accrued at original terms	$ 23,762	$ 46,842	$ 21,294	$ 16,080	$ 45,540

Investment Activities

Our securities portfolio is comprised of interest-bearing notes, bonds and pass-through securities issued by the United States government and its direct and sponsored agencies, as well as local municipal obligations. Our available-for-sale portfolio provides a source of liquidity, collateral for repurchase agreements and public funds as well as being a means of diversifying our interest earning asset portfolio. While we generally intend to hold our investment portfolio assets until maturity, a significant portion of the portfolio is classified as available-for-sale. Securities so classified are accounted for at fair value with the unrealized appreciation and depreciation reported as a separate component of shareholders' equity, net of income tax effects. Securities classified in the held to maturity category are accounted for at amortized cost. We invest in securities for the yield they produce and not to profit from trading the securities. We eschew a securities trading portfolio.

The securities portfolio also includes non-marketable equity securities totaling $810,000 that are carried at cost because they are not readily marketable or have no quoted market value. These include investments in Federal Home Loan Bank stock, Federal Reserve Bank stock and New York State Business Development Corporation stock. As a member of the Federal Reserve Bank of New York and Federal Home Loan Bank of New York, the Bank is required to hold stock in these entities. The New York State Business Development Corporation is a privately owned entity, managed and funded by banks across New York State. Its mandate is to promote employment and economic development through long term loans to creditworthy small and medium size businesses that are candidates for financing outside of or in conjunction with conventional bank sources.

The following tables summarize the fair value of the Available-for-Sale portfolio and the amortized cost of the Held-to-Maturity portfolio as of the date indicated:

Investment Securities
(Dollars in thousands)

	As of December 31		
Available-for-Sale	2003	2002	2001
US Treasury securities	$ 5,083	$ 13,387	$ 2,989
US Government securities	22,585	24,413	26,096
Mortgage backed securities	25,377	18,243	5,790
State and local government obligations	14,572	17,252	13,941
	$ 67,617	$ 73,295	$ 48,816
Held-to-Maturity			
State and local government obligations	$ 1,213	$ 2,882	$ 1,728
Federal Home Loan Bank stock	630	600	450
Federal Reserve Bank stock	80	35	35
NYSBD Common Stock	100	100	100
	$ 2,023	$ 3,617	$ 2,313

The fair value (Available–for-Sale), amortized cost (Held-to-Maturity), and weighted average yield of the combined investment portfolios of Lyons Bancorp and the Bank as of and for the year ended December 31, 2003, by final contractual maturity or repricing date, are as follows:

Investment Portfolio
(Dollars in thousands)

Available-for-Sale	As of and for the year ended December 31, 2003	
	Fair Value	Average Yield[1]
Due in one year or less	$ 3,797	5.77%
Due after one to five years	27,424	4.57%
Due after five to ten years	11,019	5.02%
Due after ten years	---	---
Securities not due at a singly maturity date	25,377	4.73%
Total	$ 67,617	4.76%
Held-to-Maturity		
	Amortized Cost	Average Yield[1]
Due in one year or less	$ 515	3.69%
Due after one to five years	201	6.10%
Due after five to ten years	34	6.57%
Due after ten years	463	8.26%
Total[2]	$ 1,213	5.91%
Total Investment Securities	$ 68,830	4.78%

(1) Average yields are stated on a tax equivalent basis.
(2) Total does not include equity securities

Sources of Funds

General. The major sources of our funds for lending and other investment purposes are deposits, scheduled principal repayments, prepayment of loans and mortgage-backed securities, maturities and calls of investment securities, equity capital investment, borrowings, and cash flows from operations. Scheduled loan principal repayments are a relatively stable source of funds, while deposit inflows and outflows and loan prepayments are significantly influenced by general interest rates and market conditions.

Deposits. We attract customer deposits principally from within our primary market area by offering a broad selection of deposit instruments, including demand deposit accounts, checking accounts, savings, money market deposit, term certificate accounts and individual retirement accounts. Deposit account terms vary according to the minimum balance required, the time period the funds must remain on deposit and the interest rate. All deposit accounts are insured by the Federal Deposit Insurance Corporation up to the maximum amount permitted by law.

The following table is a summary of our deposits for each of our last three fiscal years:

Deposits - Average Balances and Rates
(Dollars in thousands)

	December 31, 2003		December 31, 2002		December 31, 2001	
	Average Balances	Average Rate	Average Balances	Average Rate	Average Balances	Average Rate
Non-Interest Bearing Demand Deposits	$ 25,600	0.00%	$ 21,815	0.00%	$ 18,203	0.00%
Interest Bearing Demand Deposits	18,777	0.69%	16,777	0..87%	12,984	1.86%
Savings	72,858	1.28%	63.189	1.69%	44,268	2.37%
Time Deposits	56,793	2.17%	44,274	3.17%	40,630	4.61%
	$ 174,028	1.32%	$ 146,055	1.79%	$ 116,085	2.73%

The maturity distribution of time deposits of $100,000 or more at December 31, 2003 was:

Maturity	As of December 31, 2003 (Dollars in thousands)
3 Months or Less	$ 8,171
Over 3 Months through 6 Months	1,320
Over 6 Months through 12 Months	18,641
Over 12 Months	3,793
Total	$ 31,925

Borrowings. To help fund our loan growth from time to time we obtain advances from the Federal Home Loan Bank of New York and under securities repurchase agreements with customers. The following table summarizes these borrowings as of and for the indicated years ended December 31:

Short-Term Borrowings
(Dollars in thousands)

	As of and for the years ended December 31,					
	2003		2002		2001	
	Amount	Average Yield	Amount	Average Yield	Amount	Average Yield
Federal Home Loan Bank Advances	12,600	2.40%	9,500	3.35%	5,000	3.82%
Securities Sold under Agreement to Repurchase	8,059	1.81%	8,435	2.28%	8,356	2.87%
TOTAL	20,659	2.17%	17,935	2.85%	13,356	3.23%

As of December 31, 2003, the Bank had $20.7 million of availability from Federal Home Loan Bank of New York, subject to collateral availability. As of December 31, 2003, the Bank had $16.9 million of collateral for such purposes and $12.6 million of funds advanced from the Federal Home Loan Bank of New York. In addition, the Bank may access funds through general markets such as wholesale brokered certificates of deposit and national repurchase agreements. At December 31, 2003, the Bank had no wholesale brokered certificate of deposits or national repurchase agreements.

The following table presents information concerning Federal Home Loan Bank Advances as of and for the indicated years ended December 31:

Federal Home Loan Bank Advances
(Dollars in thousands)

	For the years ended December 31,		
	2003	2002	2001
Average Balance	$ 7,243	$ 6,240	$ 2,426

The following tables present information concerning securities sold under agreements to repurchase for the indicated years ended December 31:

Securities Sold under Agreement to Repurchase
(Dollars in thousands)

	For the years ended December 31,		
	2003	2002	2001
Average Balance	$ 7,249	$ 7,056	$ 6,166
Maximum month-end balance	$ 8,391	$ 8,826	$ 8,754

Securities sold under agreements to repurchase mature in less than 90 days from the transaction date. Securities sold under agreements to repurchase either remain under the control of the Bank or are held in third party custodial accounts that recognize the Bank's interest in the securities.

In June 2003, we formed a statutory trust company, Lyons Capital Statutory Trust I, a wholly-owned Connecticut statutory business trust subsidiary, for the sole purpose of issuing trust preferred securities that are fully and unconditionally guaranteed by us. In June 2003, we issued $1.0 million of subordinated debentures to the Trust and the Trust issued $1.0 million in trust preferred securities to Tioga State Bank. The subordinated debentures are the principal asset of the Trust. The trust preferred securities are classified as long-term debt for the financial statements, but are included as Tier I capital for regulatory purposes. See "Management Discussion and Analysis of Financial Condition and Results of Operation -- Capital". The interest rate on this security, 3.92% at December 31, 2003, is variable, adjusting quarterly at three-month LIBOR plus 2.75%. The interest is payable quarterly. The trust preferred securities mature on June 27, 2033, or may be redeemed at any time in the event that the deduction of related interest for federal income tax purposes is prohibited, treatment as Tier I capital is no longer permitted, or certain other contingencies arise.

Our subordinated debentures issued to the Trust also mature on June 27, 2033 and bear interest at the three-month LIBOR plus 2.75% (3.92% at December 31, 2003), payable quarterly. We have the option to defer interest payments from time to time for up to 20 consecutive quarterly periods without defaulting on the debentures. We also have the option to redeem the debentures, in whole or in part, beginning on June 27, 2008 and quarterly thereafter or within 120 days throughout the entire term of the debentures should certain special events occur. The redemption price, expressed as a percentage of the principal amount of the debentures being redeemed, ranges from 101% at December 31, 2003 to 100% on June 27, 2013 and after. If we elect to defer interest payments as described above, or if the debentures are in default, we are prohibited from declaring or paying dividends.

Legal Proceedings

Currently, we are not subject to any pending or threatened lawsuits in which claims for monetary damages are asserted.

Competition

We face intense and increasing competition in making loans, attracting deposits and providing other financial products and services. The Bank competes with other financial institutions and service providers such as commercial banks, savings banks, savings and loan associations, credit unions, mortgage banking companies, finance companies, brokerage firms and mutual fund companies. Interest rates, both on loans and deposits, and prices of services are significant competitive factors among financial institutions generally. Important competitive factors, such as office location, types and quality of services and products, office hours, customer service, a local presence, community reputation and continuity of personnel, among others, are and continue to be a focus of the Bank.

Many of the largest banks in the Country have offices in our markets. These institutions have greater financial resources and lending limits, better name recognition, more locations, more advanced technology and more financial products to offer than we do and may offer various services we do not offer. In addition, these institutions may be able to better afford and make broader use of media advertising, support services and electronic technology that we may. To offset these competitive disadvantages, the Bank depends on its reputation as an independent and locally-owned community bank, its personal service, its greater community involvement and its ability to make credit and other business decisions quickly and locally.

Employees

As of December 31, 2003, we employed 88 persons. The Bank provides a variety of employment benefits and considers its relationship with its employees to be good. We have no collective bargaining agreements with any employees.

Properties

The location of the nine banking offices operated by the Bank and certain other information related to these offices is set forth below:

Location	Owned or Leased
35 William Street, Lyons, New York 14489	Owned
Routes 14 & 31, Lyons, New York 14489	Owned
4 Williams Street, Clyde, New York 14433	Leased
2 North Main Street, Jordan, New York 13080	Owned
5996 New Hartford Street, Wolcott, New York 14590	Owned
750 West Miller Street, Newark, New York 14513	Leased
1503 Canandaigua Road, Macedon, New York 14502	Leased
41 Seneca Street, Geneva, New York 14456	Leased
Tops Plaza, 6256 Furnace Road, Ontario, New York 14519	Leased

The above properties and land owned by the Bank at December 31, 2003 had a net book value of $1.3 million. None of these properties were subject to any encumbrances.

The Bank leases properties from other parties for its remaining banking offices. For the year ended December 31, 2003, total rental fees of $130,092 were paid for these properties. These leases expire from April 2007 to November 2012.

We consider all of these banking offices to be well located and suitably equipped to serve as banking facilities. In the opinion of management the properties are adequately covered by insurance.

SELECTED FINANCIAL AND OTHER DATA

The following table sets forth our selected consolidated historical financial and other data for the years and at the dates indicated. The information at December 31, 2003 and 2002, and for the years then ended is derived in part from and should be read together with our audited consolidated financial statements and notes thereto beginning at page F-2 of this Offering Circular. The information at December 31, 2001 and for the fiscal year then ended is derived in part from our audited consolidated financial statements which are not included in this Offering Circular. The selected consolidated financial data below should be read in conjunction with our consolidated financial statements and the accompanying notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The historical results are not necessarily indicative of results that may be expected for any future period.

	For the year ended December 31,		
	2003	2002	2001
Statement of Income Summary:			
Interest income	$ 9,931	$ 9,388	$ 8,982
Interest expense	2,659	2,988	3,438
Provision for loan losses	602	573	298
Net interest income after provision for loan losses	6,670	5,827	5,246
Non-interest income	2,067	1,612	1,132
Non-interest expense	6,606	5,663	4,846
Income tax expense	496	475	525
Net income	1,635	1,301	1,007
Per share data [(1)]:			
Net income	$ 2.33	$ 1.99	$ 1.57
Basic	N/A	$ 1.99	$ 1.56
Diluted			
Book value			
Basic	21.18	21.48	16.99
Diluted	n/a	n/a	16.91
Cash dividends			
Basic	0.58	0.41	0.28
Period End Balance Sheet Summary:			
Total assets	$ 212,840	$ 189,681	$ 155,329
Investment securities	69,640	76,911	51,130
Loans	127,575	97,841	84,856
Allowance for loan losses	1,658	1,224	1,007
Deposits	174,206	155,294	130,101
Shareholders' equity	14,832	14,014	10,900
Selected Financial Ratios:			
Return on average assets	0.80%	0.75%	0.74%
Return on average shareholders' equity	11.29%	10.71%	9.57%
Dividends declared to net income	24.72%	20.37%	17.85%
Loans to deposits	73.23%	63.00%	65.22%
Non-performing loans to total period end loans	0.30%	0.27%	0.28%
Net charge-offs to average loans outstanding	0.16%	0.39%	0.38%
Allowance for loan losses to total loans at period-end	1.30%	1.25%	1.19%
Average shareholders' equity to average total assets	7.08%	7.04%	7.73%

{483428:}

Allowance for possible loan losses to non-performing assets, including OREO (period end number)	379.02%	456.74%	419.63%
Capital Ratios[2]**:**			
Leverage ratio	7.28%	6.50%	6.70%
Tier 1 risk-based capital	11.29%	12.17%	11.61%
Total risk-based capital	12.51%	13.34%	12.70%
Other data:			
Number of banking offices	9	8	7

(1) During 2001 and continuing until December 31, 2002, we had unexercised outstanding common stock and warrants. Diluted figures reflect the potential additional common shares, using the treasury method of calculation, we would have issued if these warrants had been exercised. All of these warrants were either exercised or expired on December 31, 2002. During 2002 and 2001, warrant holders purchased 26,469 shares and 1,280 shares for $992,588 and $48,000, respectively.

(2) In June 2003, we issued $1.0 million of junior subordinated debentures in connection with the issuance of trust preferred securities by Lyons Capital Statutory Trust I in which we own all of its common beneficial interest. The $1.0 million constitutes "Tier I" capital for bank regulatory capital purposes. For more information see "Management's Discussion and Analysis of Financial Condition and Results of Operations."

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion is intended to assist readers in understanding and evaluating the results of operation and financial condition of Lyons Bancorp, The Lyons National Bank, Lyons Realty Associates and LNB Life Agency on a consolidated basis. This discussion and analysis should be read in conjunction with our audited consolidated financial statements and the notes relating thereto appearing elsewhere in this Offering Circular.

All share amounts and dollar amounts per share have been adjusted to reflect our December 31, 2003 2-for-1 stock split.

Overview

Lyons Bancorp is the holding company for Lyons National Bank and its subsidiaries, Lyons Realty Associates, Inc. and LNB Agency, Inc. Lyons Bancorp's business is conducted through Lyons National Bank, a federally chartered and regulated bank with nine full-service banking offices in Onondaga, Ontario and Wayne Counties in New York, an ATM network and Internet and telephone banking services. In addition, the Bank services customers in Cayuga, Monroe, Seneca and Yates Counties. The Bank's corporate headquarters is located in Lyons, New York.

Our principal sources of revenue consist of income from its commercial and real estate loans, including mortgage servicing fees, and consumer loans made by the Bank and its subsidiaries and investment securities held by us and the Bank as well as from a variety of deposit services offered by the Bank to its customers. We fund our operations through cash flows from operations, the Bank's deposits, maturing and called investment securities, borrowings and capital raising transactions.

Since 1999, the Bank has experienced growth in its total assets through the addition of banking branches and deeper penetration in its existing markets. The Bank has added one additional banking office during each of the last three years. The Bank plans to open a new banking office in 2004 and to continue to expand thereafter either through opening or acquiring additional banking branch offices.

In addition, the Bank has and continues to concentrate its efforts on building a infrastructure that supports it increasing operations. For example, the Bank has recently hired a senior executive and several lending officers to facilitate growth in the Bank's franchise. This expansion will generate additional costs that may negatively impact the rate of future increases in earnings as the Bank pursues its growth strategies. As a result, we do not expect any increase in our 2004 earnings to be as great as those in past years.

Comparison of results of operations for the year ended December 31, 2003 to year ended December 31, 2002

Total net after tax income for 2003 was $1.6 million, an increase of $334,000, or 25.7% from $1.3 million for 2002. The increase in total net income was the result of increases in net interest income of $872,000 and non-interest income of $455,000, offset by increases in non-interest expense of $943,000, increases in the provision for loan losses (expense) of $29,000, and increased income tax expense of $21,000. Diluted earnings per share increased to $2.33 in 2003, an increase of 17.1% from $1.99 in 2002.

Net interest income, which is the single largest component of Lyon Bancorp's revenue, is the amount by which interest earned on assets exceeds the interest paid on interest-bearing liabilities. Lyons Bancorp's interest earning assets are primarily loans to businesses and individuals. Interest bearing liabilities consist primarily of savings, money market accounts, certificates of deposit. Net interest income totaled $7.3 million in 2003. This was an increase of $872,000 or 13.6% from 2002's $6.4 million.

Generally, changes in net interest income are measured by net interest rate spread and net interest margin. Net interest rate spread is equal to the difference between the average rate earned on interest earning assets and the average rate incurred on interest-bearing liabilities. Net interest margin represents the difference between interest income and interest expense calculated as a percentage of average earning assets. The net interest spread for 2003 was 3.56% compared to 3.71% for 2002. The net interest margin for 2003 was 3.80%, compared to 4.01% for 2002. These declines were primarily due to the historically low interest rate environment, which has led to repricing of maturing and prepaying loans and investments at current lower market interest rates. Further, due to historically low interest rates paid on deposits, we have been unable to offset declining loan and investment interest rates by decreasing deposit interest rates in equal proportion. We believe that the net interest margin will continue to be challenged in 2004. As interest earning assets mature or are prepaid, replacement assets will be originated at lower interest rates. Due to the historically low interest rate environment and competitive pressures, we have a smaller interval to lower interest rates on deposits to offset decreases in asset yields and, therefore, our net interest margin is expected to further compress in 2004.

Total interest income increased $543,000 or 5.8% to $9.9 million for 2003, compared to 2002's amount of $9.4 million. The increase was the result of growth in average interest earning assets which grew $31.8 million in 2003. The growth was the result of expansion in our existing markets and the opening of our new branch in Geneva, New York. Our average loans increased $15.4 million, or 16.8% over 2002 and our average securities, including fed funds sold, increased $16.4 million, or 19.5% over 2002. Average loans and average investment securities as a percentage of average total interest earning assets remained relatively unchanged from 2002 to 2003. The majority of the increase in interest earning assets was funded by interest bearing liabilities, as average interest bearing liabilities increased $25.4 million. The remaining amount was funded by increased non-interest bearing deposits.

Total interest expense decreased $329,000 or 11.0% to almost $2.7 million for 2003, compared to 2002's amount of nearly $3.0 million. The decrease is primarily the result of historically low interest rates which resulted in a lowering of the cost of funds to 1.63% for 2003 as compared to 2.17% for 2002. In addition, existing interest bearing liabilities, such as certificates of deposits, renewed for lower than original interest rates. The reduction in interest expense from lower interest rates was offset in part by an increase in interest bearing liabilities in 2003 compared to 2002.

The provision for loan loss is charged to operations to increase the total allowance to a level deemed appropriate by management based on a number of factors. The loan loss provision is based upon management's assessment of a variety of factors, including types and amounts of non-performing loans, historical loss experience, collectibility of collateral values and guaranties, pending legal action for collection of loans and related guaranties, and current economic conditions. The allowance represents management's best estimate of known and inherent losses in the loan portfolio at the balance sheet date that are both probable and reasonable to estimate. However, actual loan losses could exceed the amounts that have been charged to operations. In 2003, the provision for loan loss was $602,000. This compares to $573,000 for 2002. We increased our allowance for loan losses to reflect the growth and change in composition of our loan portfolio. In particular, commercial loans accounted for 57.6% of total loans at December 31, 2003, and increased from 47.8% of total loans at December 31, 2002.

Non-interest income consists primarily of customer service fees, gains on sales and servicing of residential mortgage loans, and gains on sales of investment securities. Non-interest income increased $455,000 or 28.4% to $2.1 million for 2003, as compared to $1.6 million for 2002. The increase was primarily the result of fees earned on servicing our expanding customer base, fees earned from originating, selling, and servicing a portion of our mortgage loan portfolio, and realized gains from sales of available-for-sale investment securities. In 2003, we took advantage of opportunities to realize gains on sales of available-for-sale securities. With the continued low interest rate environment, issuers of investment securities exercised their option to call such investment securities. In anticipation of securities being called, we sold some securities at a gain. This resulted in gains on sales of investment securities of $254,000 in 2003 versus almost $204,000 in 2002.

Non-interest expense consists of salaries and benefits, occupancy, and other expenses. Non-interest expense increased $943,000 or 16.5% to $6.6 million for 2003, as compared to $5.7 million for 2002. In general, our non-interest expenses increased to support the continued growth of the organization. The largest non-interest expense was for salaries and benefits, which rose $551,000 or 19.6% due to the addition of lending and branch personnel, as well as, continued increases in insurance premiums paid by the organization on behalf of its employees. Occupancy expenses increased $127,000 or 10.6% primarily the result of our implementation of a high speed telecommunication network between our branch and operational locations, as well as, the expansion of our Internet banking delivery service to include transactional, bill payer, and cash management capabilities. Other expenses increased $265,000 or 15.9% primarily the result of partially converting to a data center environment for transaction processing. The conversion is expected to mitigate future technology costs related to transaction processing activities. Non-interest expenses are expected to increase in 2004 due to the addition of a new senior executive officer and the opening of an additional banking office. Additionally, the Bank currently plans to add several full time employees to its staff over the next several years, which will increase our expenses.

Income tax expense was $496,000 (23.3% of pre-tax net income) for 2003 as compared to $475,000 (26.8% of pre-tax net income) for 2002. The decrease in the percentage of taxes compared to pre-tax net income was the result of higher levels of tax exempt interest income we recognized.

Financial condition for the years ended December 31, 2003 and 2002

Total assets. Total assets on December 31, 2003 were $212.8 million, an increase of $23.1 million or 12.2% from $189.7 million recorded on December 31, 2002. Growth occurred in our total loans, which was offset by a decrease in our investment securities portfolio.

Loans. Gross loans totaled $127.6 million at December 31, 2003, an increase of $29.8 million or 30.4% from $97.8 million at December 31, 2002. Residential real estate loans increased $3.5 million or 10.9% due to residential loan refinancing. Commercial real estate loans and commercial loans increased $10.7 million and $16.0 million or 44.2% and 70.5%, respectively, as a result of our expansion into new and existing markets. Consumer loans decreased $466,000 or 2.5%, primarily the result of competition from non-banking finance companies.

Loan Quality. Average delinquent loans for the twelve months of 2003 were 1.21%. This is an improvement from a twelve month average of 1.65% in 2002. Net charge-offs for 2003 were $168,000 or 0.16% of average loans outstanding. This compares to net charge-offs of $356,000 or 0.39% of average loans for 2002. The allowance for loan loss was funded at a level of $1.6 million or 1.30% of loans at December 31, 2003. This compares to an allowance for loss of $1.2 million or 1.27% of average loans at December 31, 2002. Non-performing loans totaled $389,000 or 0.30% of total loans outstanding at December 31, 2003. This compares to $268,000 or 0.28% of total loans outstanding at December 31, 2002. Management does not believe the non-accrual loans or any amounts classified as non-performing will have a significant effect on operations or liquidity in 2004. Furthermore, management is not aware of any trends or uncertainties related to any loans classified as doubtful or substandard that might have a material effect on earnings, liquidity or capital resources.

Investments. Holdings of investment securities were $69.6 million at December 31, 2003, a decrease of $7.3 million or 9.5% from the amount at December 31, 2002 of $76.9 million. The decrease resulted from securities that matured, were called, or were sold. The proceeds from such transactions were used to support loan growth rather than being invested in investment securities. The carrying value of available-for-sale securities includes net unrealized gains of $964,782 at December 31, 2003 (reflected as unrealized appreciation of $598,870 in shareholders' equity after deferred taxes) as compared to net unrealized appreciation of $2.1 million ($1.2 million net of taxes) at December 31, 2002.

Deposits. Deposits are the major source of funds for our lending and investment activities. Total deposits at December 31, 2003 were $174.2 million, an increase of $18.9 million or 12.2% over total deposits of $155.3 million at December 31, 2002. The growth was relatively evenly distributed with demand (checking) accounts growing $6.9 million or 16.5%, savings accounts growing $6.7 million or 11.1%, and time (certificates of deposit and individual retirement accounts) accounts growing $5.3 million or 10.0%. Growth in all deposit categories was primarily the result of our continued efforts to expand our customer base and our entrance into the Geneva, New York market.

Borrowings. Total borrowings at December 31, 2003 were $21.7 million, an increase of $3.8 million or 21.2% over total borrowings at December 31, 2002 of $17.9 million. Increased borrowings resulted from our need to fund our increased net loans. As of December 31, 2003 we had six advances from the Federal Home Loan Bank of New York totaling $12.6 million, with interest rates ranging from a low of 1.04% to a high of 4.76%. Also, in 2003 we finalized financing of $1.0 million through the issuance of trust preferred securities. As a result of Financial Accounting Standards Board Interpretation No. 46 (FIN 46), we have recorded the preferred trust as a $1.0 million liability on our balance sheet. For regulatory capital purposes, the preferred trust is treated as Tier I capital, which consists of common stock, surplus, retained earnings and non-cumulative preferred stock minus intangible assets. We believe that such Tier 1 regulatory capital treatment, together with our ability to deduct, for U.S. federal income tax purposes, interest payable on the subordinated debentures issued as part of the transaction, provides us with a cost-effective means of obtaining capital for bank regulatory purposes. However, the Federal Reserve Board may in the future conclude that trust preferred securities such as the capital securities should no longer be treated as Tier 1 regulatory capital. See "Management's Discussion & Analysis of Financial Condition and Results of Operation — Capital".

Shareholders' Equity. As of December 31, 2003, total shareholders' equity was $14.8 million, an increase of $818,000 or 5.8% from shareholders' equity measured on December 31, 2002. Equity grew as a result of earnings growth of $1.63 million and proceeds from the sales of treasury stock of $239,000, less equity reductions from distributions of dividends to common shareholders of $404,000 and reduction in accumulated other comprehensive income of $652,000. Accumulated other comprehensive income decreased as a result of changes in the net unrealized gain on investment securities available for sale due to the sale of securities and fluctuations in interest rates. Because of interest rate volatility, accumulated other comprehensive income could materially fluctuate for each interim period and year end period depending on economic and interest rate conditions.

Comparison of Results of Operation for the Year ended December 31, 2002 to Year ended December 31, 2001

Total net after tax income for 2002 was $1.3 million, an increase of $293,000 or 29.3% from $1.0 million for 2001. The increase in total net income was the result of increases in net interest income of $855,000, increases in non-interest income of $480,000, and decreases in income tax expense of $50,000, offset by increases in non-interest expense of $817,000 and increases in the provision for loan losses (expense) of $275,000. Diluted earnings per share increased to $1.99 in 2002, a 27.6% increase from $1.56 in 2001.

Net interest income was $6.4 million in 2002. This was an increase of $855,000 or 15.5% from 2001's $5.5 million..

The net interest spread for 2003 was 3.71% compared to 3.86% for 2002. The net interest margin for 2002 was 4.01%, compared to 4.38% for 2001. These declines were primarily due to historically low interest rates, which led to repricing of variable interest rate assets at current market interest rates. Further, due to historically low interest rates paid on deposits, we have been unable to offset declining loan and investment interest rates by decreasing deposit interest rates in equal proportion.

Total interest income increased $405,000 or 4.5% to $9.4 million for 2002, compared to 2001's amount of $9.0 million. The increase was the result of growth in average earning assets which grew $32.9 million in 2002. The growth was the result of aggressive expansion within our existing markets. Our average loans increased $13.2 million, or 16.8% over 2001 and our average investment securities, including fed funds sold, increased $19.7 million, or 41.0% over 2001. Our investment securities portfolio, which carries a lower return than our loans out grew our loan portfolio as a percentage of average total interest earning assets. We funded $26.4 million of the increase in average earning assets with average interest bearing deposits. The remaining growth in average earning assets was funded with borrowings and non-interest bearing deposits.

Total interest expense decreased by $450,000 or 13.2% to $3.0 million for 2002, compared to 2001's total of $3.4 million. Interest expense declined in 2002 even as interest bearing liabilities grew. This was the result of declining interest rates, which fell throughout 2002 in response to the Federal Reserve Banks' policy of reducing the discount rate. As a result our cost of funds reduced to 2.17% for 2002 as compared to 3.23% for 2001.

In 2002, we had a provision for loan loss of $573,000. This compares to $298,000 for 2001. We increased our allowance for loan losses to reflect the growth and change in composition of our loan portfolio.

Non-interest income increased $480,000 or 43.6% to $1.6 million for 2002, as compared to $1.1 million for 2001. The increase was the result of fees earned from our customer base, realized gains from sales of available-for-sale investment securities, and commissions earned from sales of brokerage and insurance products. During 2002, with declining market interest rates, the majority of our available-for-sale investment securities were being held at premiums to book value. We sold some of the securities to realize gains prior to them being called by issuers. As a result of these sales, we realized gains on sales of available for sale securities of $204,000, which was an increase from 2001's realized gain of $92,000.

Non-interest expense increased $817,000 or 17.0% to $5.7 million for 2002, as compared to $4.8 million for 2001. The largest non-interest expense was for salaries and benefits, which increased $627,000 or 28.8% due to the addition of administrative and branch personnel, as well as, increased expenses related to insurance and pension premiums paid by the Bank on behalf of its employees. Occupancy expenses increased $78,000 or 7.0% primarily the result of our organizational expansion efforts. Other expenses increased $112,000 or 7.2% as a result of increased advertising and general expenses related to the growth of the organization.

Income tax expense for 2002 was $475,000 (26.8% of pre-tax net income) compared to $525,000 (34.3% of pre-tax net income) for 2001. The reason that our tax obligation fell as our income rose was due to our efforts to invest in tax-advantaged assets.

Financial condition for the years ended December 31, 2002 and 2001

Total assets. Total assets on December 31, 2002 were $189.7 million, an increase of $34.4 million or 22.1% from $155.3 million recorded on December 31, 2001. Growth occurred in both our loans and investment securities portfolio.

Loans. Gross loans totaled $97.8 million at December 31, 2002, an increase of $12.9 million or 15.2% from December 31, 2001's recorded amount of $84.9 million. Residential real estate loans grew $2.5 million or 8.2% due to marketing efforts for this loan product. This does not include an additional $6.9 million of residential real estate loans that were originated and sold to the Federal Home Loan Bank. Commercial real estate and commercial loans increased $4.3 million and $2.2 million or 23.7% and 10.7%, respectively as we continued to expand our business lending activities. Consumer loans grew $4.1 million or 28.4% due to our expanded relationships with quality automotive and boat dealerships in our market areas to provide loan-underwriting services.

Loan Quality. Average delinquent loans for 2002 were 1.65%. This is an increase from an average of .75% in 2001. Net charge-offs for the year 2002 were $356,000 or 0.39% of average loans outstanding. This compares to net charge-offs of $108,000 or 0.14% of average loans for 2001. Increases in average delinquent loans and net charge-offs in 2002 was the result of one problem commercial loan that was identified and successfully liquidated. The allowance for loan loss was funded at a level of $1.2 million or 1.25% of year-end loans at December 31, 2002. This compares to a funding level of $1.0 million or 1.19% of average loans at December 31, 2001. Non-performing loans totaled $268,000 or 0.28% of total loans outstanding at December 31, 2002. This compared to a level of $240,000 or 0.28% of loans outstanding at December 31, 2001.

Investments. Total investment securities were $76.9 million on December 31, 2002, an increase of $25.8 million or 50.5% from $51.1 million recorded on December 31, 2001. The increase resulted from the substantial growth in deposits, which out-paced the growth in the loan portfolio. To maintain necessary liquidity to fund future loan growth, we invested primarily in short-term US Treasury securities, which grew by $9.9 million or 319.4%, and mortgage-backed securities, which grew by $12.2 million or 210.3% and produce monthly cash flows. The carrying value of available-for-sale securities included net unrealized gains of $2.1 million at December 31, 2002 (reflected as unrealized appreciation of $1.2 million in shareholders' equity after deferred taxes) as compared to net unrealized appreciation of $292,815 ($175,688 net of taxes) at December 31, 2001.

Deposits. Total deposits at December 31, 2002 were $155.3 million, an increase of $25.2 million or 19.4% from total deposits of $130.1 million at December 31, 2001. Demand (checking) accounts grew $5.6 million or 15.4%, savings accounts grew $10.4 million or 20.9%, time accounts grew $9.2 million or 20.9%. Growth in all deposit categories was the result of our growth in existing markets and our new banking office in Clyde, New York.

Borrowings. Total borrowings at December 31, 2002 were $17.9 million, an increase of $4.5 million or 33.6% from total borrowings at December 31, 2001. With interest rates at historically low levels in 2002, we took opportunities to borrow at favorable interest rates. On December 31, 2002 we had seven outstanding advances from the Federal Home Loan Bank of New York, which totaled $9.5 million, with interest rates ranging from a low of 1.35% to a high of 4.76%.

Shareholders' Equity. As of December 31, 2002, total shareholders' equity was $14.0 million, an increase of $3.1 million or 28.4% from shareholders' equity measured on December 31, 2001. Shareholders' equity grew as a result of earning growth of $1.3 million, additional paid in capital from the issuance of 26,469 shares of common stock pursuant to exercises of outstanding warrants of $979,000, and the tax affected unrealized market appreciation of investment securities of $1.1 million. All of this was reduced by $265,000 of cash dividends was paid to common shareholders in 2002.

Liquidity

Lyons Bancorp, as parent corporation of the Bank, is a company separate and apart from the Bank that must provide for its own liquidity. Lyons Bancorp's main sources of liquidity, as a holding company, are dividends from the Bank, investment income and net proceeds from borrowings and capital securities offerings. Our main uses of liquidity are the payment of dividends to our shareholders, the payment of interest on our subordinated debentures and limited expenses. The ability of the Bank to pay dividends is subject to various regulatory limitations.

At December 31, 2003, Lyons Bancorp had nearly $1.0 million of short-term investments. During 2004, we expect that we can meet our holding company liquidity needs from the reserves we hold, together with the net proceeds we expect to retain from this offering. For more information, see "How we Intend to Use Proceeds."

On a consolidated basis, liquidity describes our ability to meet the financial obligations that arise during the ordinary course of business for us and our subsidiaries. Liquidity is primarily needed to meet the borrowing and deposit withdrawal requirements of the Bank's customers and to fund current and planned expenditures. Our funding sources include cash flow from operations, deposits, scheduled amortization and prepayments of loan principal and mortgage-backed securities, maturities and calls of securities, borrowings and capital raising transactions.

The Bank's first preference is to fund liquidity needs with core deposits, which include interest-bearing and non-interest bearing deposits, if available in the marketplace. Core deposits are generated from a large base of consumer, corporate, agricultural and municipal customers, which over the past several years have become more geographically diverse as a result of the expansion of the Bank's businesses. Nevertheless, in recent years the Bank has faced increased competition in offering services and products from a large array of financial market participants, including banks, thrifts, mutual funds, securities dealers and others. Core deposits financed 88.29% of the Bank's earning assets at December 31, 2003 compared with 88.56% and 90.99% at December 31, 2002 and 2001, respectively. See "Business -- Average Balances and Interest Rates"; and "—Deposits".

The Bank supplements funding provided through core deposits with various short-term and long-term wholesale borrowings, including federal funds purchased and securities sold under agreement to repurchase, brokered certificates of deposit, and borrowings from the Federal Home Loan Bank of New York (FHLB). As of December 31, 2003 and December 31, 2002, the Bank had $20.7 million and $16.2 million, respectively, of availability from Federal Home Loan Bank of New York, subject to collateral availability. As of December 31, 2003 and December 31, 2002, the Bank had $16.9 million and $15.7 million, respectively, of collateral for such purposes and $12.6 million and $9.5 million, respectively, of funds advanced from Federal

Home Loan Bank of New York. See "Business – Sources of Funds – Borrowings.". These borrowings are secured by residential mortgage loans.

The Bank also has the ability to borrow from the Federal Reserve Bank of New York. The amount of these borrowings is dependent upon the balance of loans and securities pledged as collateral. There were no borrowings outstanding under this facility at either December 31, 2003 or at December 31, 2002. Informal sources of funding are available to the bank through arrangements for unsecured short-term borrowings from other banks. There were no short-term borrowings outstanding at either December 31, 2003 or December 31, 2002. In general, these borrowings are unsecured and matured within two business days. Should the Bank experience a substantial deterioration in its financial condition or should the availability of short-term funding become restricted, the Bank's ability to obtain funding from these sources could be negatively impacted.

Other sources of liquidity include maturities of investment securities, repayment of loans and cash generated from operations, such as fees collected for services. See "Business - Investments" for a maturity distribution of the Bank's investment securities portfolio. We also engage in various capital management strategies such as our 2000 stock offering, 2003 trust preferred issuance and the offering being made by this Offering Circular to assist us in meeting our liquidity needs.

The impact of additional capital from the stock offering will improve our liquidity. Additionally, in the future the Bank will likely continue its leveraging strategy and increase borrowings and provide funding for the purchase of investment securities with a favorable interest rate spread.

Management closely monitors the bank's liquidity positions for compliance with internal policies and believes the available sources of liquidity are adequate to meet funding needs anticipated in the normal course of business. Management does not anticipate engaging in any activities, either currently or in the long-term, which would cause a significant strain on our liquidity.

The relationship between our consolidated gross loans and consolidated total deposits provides a useful measure of our liquidity. Repayment of loans tends to be less predictable than the maturity of investments and other liquid resources; therefore, the higher our consolidated loan-to-deposit ratio the lower our long-term liquidity. On the other hand, since we realize greater yields and higher interest income on loans than we do on investments, a lower loan-to-deposit ratio can adversely affect interest income and earnings. As a result, management's goal is to achieve a loan-to-deposit ratio that appropriately balances the requirements of liquidity and the need to generate a fair return on assets. At December 31, 2003, the ratio of loans-to-deposits was 72.9%, compared to 62.7% at December 31, 2002.

Off-Balance-Sheet Obligations

The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheet.

The Bank's exposure to credit loss in the event of non-performance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual notional amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. See Note N of the Lyons Bancorp "Notes to Consolidated Financial Statements."

The Bank's contingent liabilities and commitments are as follows:

Total Payments Due by Period
at December 31, 2003:
(Dollars in thousands)

	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Consumer Lines of Credit	764	---	---	8,368
Commercial Lines of Credit	16,054	---	---	396
Other Commitments to Make Loans	28,921	---	---	---
Standby Letters of Credit	365	61	---	---
Total	46,104	61	---	8,764

Capital

Capital adequacy refers to the level of capital required to sustain asset growth over time and to fund our dividend and interest payments. Our objective is to maintain a level of capitalization that is sufficient to take advantage of profitable growth opportunities while meeting regulatory requirements. The primary measures used by management to monitor our capital adequacy are the bank regulatory capital requirements.

Our primary source of capital has been the Bank's retained earnings and our capital raising transactions. During the last three years our shareholders' equity has increased to $14.8 million as of December 31, 2003, from $9.9 million at December 31, 2000. This included an increase in our retained earnings of $2.9 million during this period and $1.2 million of additional paid-in-capital.

The additional paid-in-capital is attributable to our 2000 stock and warrant offering in which we raised $847,439. The warrants entitled the holders to buy more stock approximately two years after the offering originally closed. We chose this timing so that the additional capital received when the warrants were exercised would match our expected growth in loans and deposits. Following the offering and continuing through the expiration date of the warrants we raised another $1.0 million through stock issuances associated with the warrants.

In 2003 we raised $1.0 million by the issuance of a subordinated debenture in connection with a trust preferred transaction. We chose this transaction because we could record this transaction as debt for GAAP and tax purposes, but it is treated as "Tier 1" bank regulatory capital. In the fourth quarter of 2003, FASB issued a revision to FIN 46 ("FIN 46r") that made certain changes to FIN 46. These pronouncements significantly change how a company determines whether it must consolidate an entity depending on whether the entity is a voting rights entity or a variable interest entity. Traditionally, issuer trusts used for issuing capital securities have been consolidated by their parent companies, and capital securities have been

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eligible for "Tier 1" regulatory capital treatment by bank holding companies under Federal Reserve Board rules and regulations. Accordingly, prior to the fourth quarter of 2003, Lyons Bancorp consolidated Lyons Capital Statutory Trust I in preparing its consolidated financial statements and treated its outstanding capital securities as "Tier 1" regulatory capital.

Effective December 31, 2003, Lyons Bancorp adopted FIN 46r. As a result of this deconsolidation, the trust preferred capital securities issued by Lyons Capital Statutory Trust I no longer appear as a minority interest on Lyons Bancorp's balance sheet at December 31, 2003. Instead, they appear on the balance sheet as borrowings as of December 31, 2003.

For regulatory reporting purposes, the Federal Reserve Board has advised that trust preferred capital securities will continue to constitute 'Tier 1' regulatory capital until further notice even though capital securities are not consolidated in financial statements. Consistent with the Federal Reserve Board's position, Lyons Bancorp continues to treat the trust preferred capital securities issued by Lyons Capital Statutory I as 'Tier 1' regulatory capital. However, it is possible that the Federal Reserve Board may in the future conclude that capital securities should no longer be treated as 'Tier 1' regulatory capital. If Tier 1' treatment were disallowed, then we would be able to redeem the subordinated debentures, thereby causing a mandatory redemption of the capital securities; and there would be a reduction in our consolidated capital ratios. If this were to occur, we may need to raise sufficient additional capital to replace this capital.

The capital we have raised in the past together with the Bank's retained earnings has supported our past growth and expansion We have used the proceeds of our capital raising transactions to both add capital to the Bank when it was needed and pay dividends to our shareholders. The latter action conserved capital at the Bank. Our approach to capital management is to retain excess capital at Lyons Bancorp while providing capital to the Bank sufficient to maintain a 5% margin over regulatory well-capitalized levels. Our working target for the Bank is 6.5% or a 30% cushion to the required regulatory amount. This approach resulted in a regulatory capital account that has increased by 63% since the end of 2000. At the same time our stockholders equity has increased by a larger 69% due to unrealized gains in the investment portfolio. This is consistent with our overall balance sheet growth, and has led to us and the Bank maintaining "well-capitalized" regulatory ratios at every reporting period over the last three years "See Supervision and Regulation – Capital Adequacy"

The proceeds of the current offering are part of management's capital planning policy to ensure compliance with regulations and to permit future expansion. The infusion of this new capital is expected to increase our capital resources and to have an impact on the consolidated capital position of Lyons Bancorp and the Bank. In particular, the offering, if fully subscribed, is expected to increase our shareholders equity by approximately $2.4 million and thereafter if all warrants in this offering are exercised prior to their expiration on December 31, 2005, to increase our shareholders equity by an additional $2.6 million, all of which will be offset by the potential payment of cash dividends to our shareholders.

Critical Accounting Policies, Judgments and Estimates

Our accounting and reporting policies conform with accounting principles generally accepted in the United States of America and general practices within the financial services industry. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and the assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

The allowance for loan losses is maintained at a level which, in management's judgement, is adequate to absorb credit losses inherent in the loan portfolio. The amount of the allowance is based on management's evaluation of the collectibility of the loan portfolio, including the nature of the portfolio, credit concentrations, trends in historical loss experience, specific impaired loans, economic conditions, and other risks inherent in the loan portfolio. Allowances for impaired loans are generally determined based on collateral values or the present value of estimated cash flows. The allowance is increased by a provision for loan losses, which is charged to expense, and reduced by charge-offs, net of recoveries. Changes in the allowance relating to impaired loans are charged or credited to the provision for loan losses. The Bank's loans are generally secured by specific items of collateral including real property, consumer assets, and business assets. In connection with the determination of the estimated losses on loans. management obtains independent appraisals for significant collateral. The determination of the adequacy of the allowance for loan losses is based on estimates that are particularly susceptible to significant changes in the economic environment and market conditions. While management uses available information to recognize losses on loans, further reductions in the carrying amounts of loans may be necessary because of uncertainties associated with local economic conditions, collateral values and future cash flows on impaired loans. In addition, regulatory agencies, as an integral part of their examination process, periodically review the estimated losses on loans. Such agencies may require the Bank to recognize additional losses based on their judgements about information available to them at the time of their examination. Because of these factors, it is reasonably possible that the estimated losses on loans may change materially in the near term. However, the amount of the change that is reasonably possible cannot be estimated.

SUPERVISION AND REGULATION

Bank holding companies, financial holding companies and national banks are extensively regulated under both state and federal law. The following is a summary of certain laws and regulations that affect Lyons Bancorp and the Bank. It is not intended to be an exhaustive description of the laws and regulations applicable to Lyons Bancorp and the Bank, to the extent that the following information describes statutory or regulatory provisions, it is qualified in its entirety by reference to the actual statutes and regulations. Any change in applicable laws or regulations may have a material effect on our business and prospects and those of the Bank.

Supervision, regulation and examination of Lyons Bancorp and the Bank are designed primarily for the protection of depositors and not for Lyons Bancorp or its shareholders.

Financial Holding Company Regulation

General

Lyons Bancorp is registered as a financial holding company under the Bank Holding Company Act of 1956 (the "BHCA") and the Gramm-Leach-Bliley Act of 1999 (the "GLB Act"). As such, we are regulated by the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"). As a financial holding company, we are required to file with the Federal Reserve Board an annual report and additional information as required by the Federal Reserve Board pursuant to the BHCA. The Federal Reserve Board makes regular examinations of us and may make examinations of our subsidiaries.

Investment Activities

The BHCA requires prior approval of the Federal Reserve Board where a financial holding company proposes to acquire direct or indirect ownership of control of more than 5% of the voting shares of any bank (unless it owns a majority of such bank's voting shares) or otherwise to control a bank or to merge or consolidate with any other financial or bank holding company. This requirement could have the effect of delaying or preventing any potential me4rger with, or acquisitions by, other institutions, which could limit our growth and the return to investors.

In November 1999, Congress enacted the GLB Act, which made substantial revisions to the statutory restrictions separating banking activities from certain other financial activities. Under the GLB Act, bank holding companies that are well capitalized and well managed and meet certain other conditions can elect to become "financial holding companies."

A financial holding company may acquire direct or indirect ownership or control of voting shares of any company that is engaged directly or indirectly in banking, managing or controlling banks, or performing services for its authorized subsidiaries. A financial holding company may also engage in or acquire an interest in a company that engages in activities which the Federal Reserve has determined by regulation or order to be so closely related to banking as to be a proper incident to these activities.

Financial holding companies and their subsidiaries are permitted to acquire or engage in previously impermissible activities such as insurance underwriting, securities underwriting and distribution, travel agency activities, broad insurance agency activities, merchant bank and other activities that the Federal Reserve determines to be financial in nature or complementary to those activities. In addition, under the merchant banking authority added by the GLB Act and Federal Reserve regulations, financial holding companies are authorized to invest in companies that engage in activities that are not financial in nature, as long as the financial holding company makes its investment with the intention of limiting the investment in duration, does not manage the company on a day-to-day basis, and the investee company does not cross-market with any of the financial holding company's controlled depository institutions. Financial holding companies continue to be subject to the overall oversight and supervision of the Federal Reserve, but the GLB Act applies the concept of functional regulation to the activities conducted by subsidiaries. For example, insurance activities would be subject to supervision and regulation by state insurance authorities.

Source of Financial Strength

The Federal Reserve Board policy requires that a financial holding company serve as a source of financial and managerial strength to its subsidiary banks and not conduct its operations in an unsafe or unsound manner. In addition, it is the Federal Reserve Board's policy that, in serving as a source of strength to its subsidiary banks, a financial holding company should stand ready to use available resources to provide adequate capital funds to its subsidiary banks. This support may be required during periods of financial stress or adversity, in circumstances where we might not do so absent such policy. A financial holding company is expected to maintain the financial flexibility and capital-raising capacity to obtain additional resources for assisting its subsidiary banks. The failure of a financial holding company to serve as a source of strength to its subsidiary banks generally would be considered by the Federal Reserve Board to be an unsafe and unsound banking practice, a violation of Federal Reserve Board regulations, or both. This policy could, however, limit our growth and the return to investors by restricting activities in which we may engage, such as the payment of dividends and mergers with or acquisitions by other institutions.

Transactions With Affiliates

Lyons Bancorp is a legal entity separate and distinct from the Bank. The Bank is subject to restrictions under federal law which limits the extensions of credit to, and certain other transactions with, affiliates. Lyons Bancorp and the Bank are subject to Section 23A of the Federal Reserve Act. Section 23A defines "covered transactions," which include extensions of credit, and limits a bank's covered transactions with any affiliate to 10% of that bank's capital and surplus. All covered and exempt transactions between a bank and its affiliates must be on terms and conditions consistent with safe and sound banking practices, and banks and their subsidiaries are prohibited from purchasing low-quality assets from the bank's affiliates. Finally, Section 23A requires that all of a bank's extensions of credit to an affiliate be appropriately secured by acceptable collateral, generally United States government or agency securities.

Bank Regulation

OCC Supervision

The Bank is a national bank and as such is supervised and regularly examined by the Office of the Comptroller of the Currency ("OCC"). The various laws and regulations administered by the OCC affect corporate practices such as payment of dividends, incurring debt and acquisition of financial institutions and other companies, and affect business practices such as payment of interest on deposits, the charging of interest on loans, types of business conducted and location of offices. There are no regulatory orders or outstanding issues resulting from regulatory examinations of the Bank. These regulations could have the effect of limiting our growth and the return to investors by restricting our ability as parent company to the Bank, to declare dividends or engage in mergers with, or acquisitions by, other institutions.

FDIC Insurance Assessments

The Bank's deposits are insured primarily by the Federal Deposit Insurance Corporation's ("FDIC") Bank Insurance Fund. The Bank is subject to FDIC deposit insurance assessments. It is possible that insurance assessments could be increased and it is possible that there may be special additional assessments. Management does not expect such assessments to materially affect our results of operations.

FDIA/FIRA

Under the Federal Deposit Insurance Act ("FDIA"), the OCC possesses the power to prohibit institutions regulated by it (such as the Bank) from engaging in any activity that would be unsafe and unsound banking practice or would otherwise be in violation of law. Moreover, the Financial Institutions and Interest Rate Control Act of 1978 ("FIRA") sets forth circumstances under which officers or directors of a bank may be removed by the institution's federal supervisory agency, restricts lending by a bank to its executive officers, directors, principal shareholders or related interests thereof, restricts management personnel of a bank from serving as directors or in other management positions with certain depository institutions whose assets exceed a specific amount or which have an office within a specified geographic area, and restricts management personnel from borrowing from another institution that has a correspondent relationship with their bank. Additionally, FIRA provides that no person may acquire control of a bank unless the appropriate federal supervisory agency has been given 60 days prior written notice and within that time has not disapproved the acquisition or extended the period for disapproval. This requirement could have the effect of delaying or preventing any potential merger with, or acquisitions by, other institutions, which could limit our growth and the return to investors.

Fiscal and Monetary Policies

Our operations and those of the Bank are affected not only by general economic conditions, but also by the economic and monetary policies of various regulatory authorities. In particular, the Federal Reserve Board regulates money, credit and interest rates in order to influence general economic conditions. These policies have a significant influence on overall growth and distribution of loans, investments and deposits, and affect interest rates charged on loans or paid for time and savings deposits. Federal Reserve Board monetary policies have had a significant effect on the operating results of commercial banks in the past, including the Bank, and are expected to continue to do so in the future.

Limits on Dividends and Other Payments

Under New York Business Corporate Law, Lyons Bancorp may pay dividends only if it is not insolvent and the payment would not render it insolvent. "Insolvent" means unable to pay debts as they become due in the usual course of business. Under the New York Business Corporate Law, dividends may only be paid out of earned (and, under limited circumstances, capital) surplus, and its net assets remaining after the payment of the dividend must be at least equal to the amount of its state capital.

We expect dividends from the Bank to constitute our major source of funds for servicing our debt and paying cash dividends on our common stock. Federal statutes, regulations and policies limit the circumstances under which the Bank may pay dividends, extend credit or otherwise supply funds to us. For example, as a national bank subject to the jurisdiction of the Federal Reserve Board and the OCC, the Bank must obtain approval for any dividend if the total of all dividends declared in any calendar year would exceed the total of its net profits, as defined by applicable regulations, for that year, combined with its retained net profits for the preceding two years. Furthermore, the Bank may not pay a dividend in an amount greater than its undivided profits then on hand after deducting its losses and bad debts, as defined by applicable regulations. During 2002 and 2003, the Bank did not pay Lyons Bancorp dividends. At December 31, 2003, the Bank had $3.1 million in retained earnings legally available for the payment of dividends without regulatory approval.

In addition, the Federal Reserve Board and the OCC are authorized to determine under certain circumstances that the payment of dividends would be unsafe or unsound practice and to prohibit payment of such dividends. The payment of dividends that deplete a bank's capital base could be deemed to constitute such an unsafe or an unsound practice. The Federal Reserve Board has indicated that banking organizations should generally pay dividends only out of current operating earnings.

Capital Requirements

The Federal Reserve Board has published risk-based guidelines for financial holding companies. The guidelines define the components of capital, categorize assets into different risk classes and include certain off-balance sheet items in the calculation of risk-weighted assets. The minimum ratio of qualified total capital to risk-weighted assets (including certain off-balance sheet items, such as standby letters of credit) is 8.00%. At least half of the total capital must be comprised of Tier 1 capital, which includes common equity, retained earnings and a limited amount of permanent preferred stock, less goodwill. The remainder may consist of Tier 2 capital, which consists of a limited amount of subordinated debt, other preferred stock, certain other instruments and a limited amount of loan and lease loss reserve. The sum of Tier 1 capital and Tier 2 capital is "total risk-based capital".

In addition, the Federal Reserve Board has established a minimum leverage ratio of Tier 1 capital to average quarterly assets less goodwill ("Leverage Ratio") of 3.00% for financial holding companies that meet certain specific criteria, including that they have the highest regulatory rating. All other financial holding companies are required to maintain a Leverage Ratio of 3.00% plus an additional cushion of at least 1.0% to 2.0%. The guidelines also provide that banking organizations experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels, without significant reliance on intangible assets. Higher capital may be required in individual cases, depending upon a financial holding company's risk profile. All bank holding companies and banks are expected to hold capital commensurate with the level and nature of their risks, including the volume and severity of their problem loans. Lastly, the Federal Reserve's guidelines indicate that the Federal Reserve will continue to consider a "Tangible Tier 1 Leverage Ratio," calculated by deducting all intangibles, in evaluating proposals for expansion or new activity. The Federal Reserve has not advised us of any specific minimum Leverage Ratio or Tangible Tier 1 Leverage Ratio.

FDICIA requires the federal banking agencies to take "prompt corrective action" in respect of depository institutions that do not meet minimum capital requirements. FDICIA established five capital tiers: "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" and "critically undercapitalized." A depository institution's capital tier will depend upon how its capital levels compare to various measures and certain other factors, as established by regulation.

The capital measures used by the federal banking regulators are:

- the Total Capital ratio, which is the total of Tier 1 capital and Tier 2 capital;
- the Tier 1 capital ratio; and
- the Leverage Ratio.

Under these regulations, a bank will be:

- "well capitalized" if it has a total capital ratio of 10% or greater, a Tier 1 capital ratio of 6% or greater, and is not subject to any written agreement, order, capital directive or prompt corrective action directive by a federal bank regulatory agency to meet and maintain a specific capital level for any capital measure;
- "adequately capitalized" if it has a total capital ratio of 8% or greater, a Tier 1 capital ratio of 4% or greater and a Leverage Ratio of 4% or greater - or 3% in certain circumstances - and is not well capitalized;
- "undercapitalized" if it has a total capital ratio of less than 8% or a Tier 1 capital ratio of less than 4% - or 3% in certain circumstances;
- "significantly undercapitalized" if it has a total capital ratio of less than 6%, a Tier 1 capital ratio of less than 3%, or a Leverage Ratio of less than 3%; or

- "critically undercapitalized" if its tangible equity is equal to or less than 2% of average quarterly tangible assets.

The OCC imposes on the Bank the same capital requirements as apply to Lyons Bancorp under the Federal Reserve Board risk-based guidelines. As of December 31, 2003, all of the capital ratios of Lyons Bancorp and the Bank exceed the required minimums. These requirements, however, could limit our growth and the return to investors by restricting the activities in which we may engage such as the payment of dividends and mergers with, or acquisitions by, other institutions.

The following table shows the risk-based capital ratios and leverage ratio compared to regulatory requirements at December 31, 2003:

Capital Ratio	Regulatory Minimum	Lyons Bancorp		Bank	
		Amount	Percentage	Amount	Percentage
Total risk based:	8.00%				
Actual		$16,911,000	12.51%	$15,700,000	11.62%
Minimum required		13,515,000	10.00%	13,513,000	10.00%
Tier 1 risk-based:	4.00%				
Actual		$15,253,000	11.29%	$14,042,000	10.39%
Minimum required		8,109,000	6.00%	8,108,000	6.00%
Leverage ratio:	4.00%				
Actual		$15,253,000	7.28%	$14,042,000	6.72%
Minimum required(1)		10,483,000	5.00%	10,443,000	5.00%

(1) Represents the highest minimum requirement. Financial institutions that are contemplating acquisitions or are anticipating or experiencing significant growth may be required to maintain a substantially higher leverage ratio.

Community Reinvestment Act

The Community Reinvestment Act of 1977 requires the OCC to assess the record of all financial institutions regulated by it to determine if these institutions are meeting the credit needs of their communities (including low and moderate income neighborhoods) and to take this record into account in its evaluation of any application made by any such institutions for, among other things, approval of branch or other deposit facilities, office relocations, and mergers or acquisitions of bank shares. The CRA does not establish specific lending requirements or programs for financial institutions, nor does it limit an institution's discretion to develop the types of products and services that it believes are best suited to its particular community, consistent with the CRA. The Financial Institutions Reform, Recovery and Enforcement Act (see below) amended the Community Reinvestment Act to require, among other things, that the OCC make available to the public an evaluation of each bank's record meeting the credit needs of its entire community, including low and moderate income neighborhoods. This evaluation includes a rating of "outstanding", "satisfactory", "needs to improve" or "substantial noncompliance" and a statement describing the basis for the rating. In its last examination issued on June 30, 2003, the OCC assigned a rating of "satisfactory" to the Bank.

In the case of a financial holding company applying for approval to acquire a bank or other bank holding company, the Federal Reserve will assess the records of each subsidiary depository institution of the applicant bank holding company, and such records may be the basis for denying the application. A less than satisfactory CRA rating will slow, if not preclude expansion of banking activities. This could limit our growth and the return to investors by restricting these activities.

Current CRA regulations rate institutions based on their actual performance in meeting community credit needs. CRA performance is evaluated by the FDIC, Lyons Bancorp's primary federal regulator using a lending test, an investment test, and a service test. The FDIC also will consider: (a) demographic data about the community; (b) the institution's capacity and constraints; (c) the institution's product offerings and business strategy; and (d) data on the prior performance of the institution and similarly situated lenders. Financial holding company subsidiaries must receive "satisfactory" or better CRA ratings to engage in financial holding company or subsidiary activities permitted by the GLB Act.

The GLB Act requires banks and their affiliates companies to adopt and disclose privacy policies, including policies regarding the sharing of personal information they obtain from customers with third parties.

Financial Institutions Reform, Recovery and Enforcement Act

The Financial Institutions Reform Recovery and Enforcement Act ("FIRREA") gives federal banking agencies broader and more stringent enforcement authorities reaching a wider range of persons and entities. For example, FIRREA (1) increases civil and criminal penalties; and (2) expands the universe of persons subject to enforcement under FDIA by specifying that an "institution-affiliated party" subject to enforcement means (a) any director, officer, employee, or controlling stockholder (other than a bank holding company) of, or agent for, an insured depository institution; (b) any other person who has filed or is required to file a change-in-control notice; (c) any shareholder (other than a bank holding company), consultant, joint venture partner, and any other person as determined by the appropriate federal banking agency (by regulation or on a case-by-case basis) who participates in the conduct of the affairs of an insured depository institution; and (d) any independent contractor (including an attorney, appraiser or accountant) who knowingly or recklessly participates in any violation of any law or regulation, any breach of fiduciary duty or any unsafe or unsound practice which caused or is likely to cause more than a minimal financial loss to, or a significant adverse effect on, the institution.

FIRREA also provides that, in addition to any other rights of the FDIC under applicable law, a director or officer of a depository institution may be held personally liable for monetary damages in any action brought by or for the benefit of the FDIC as conservator or receiver, assigned from the FDIC as conservator or receiver, or assigned in connection with an assistance transaction, if the director or officer was grossly negligent or engaged in more culpable conduct (such as intentional malfeasance). This provision preempts any contrary state law, including presumably, state law provisions designed to impose a lower standard of conduct for the culpability of corporate directors.

Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA")

In 1991, the Congress enacted the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"). FDICIA substantially revises the depository institution regulatory and funding provisions of the Federal Deposit Insurance Act and makes revisions to several other federal banking statutes.

FDICIA requires the federal banking regulators to take prompt corrective action in respect of depository institutions that do not meet minimum capital requirements. FDICIA establishes five capital categories: "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," and "critically undercapitalized."

Under the regulations, a "well capitalized" institution has a minimum total capital to total risk-weighted assets ratio of at least 10%, a minimum Tier I capital to total risk-weighted assets ratio of at least 6%, a minimum leverage ratio of at least 5% and is not subject to any written order, agreement, or directive; an "adequately capitalized" institution has a total capital to total risk-weighted assets ratio of at least 8%, a Tier I capital to total risk-weighted assets ratio of at least 4%, and a leverage ratio of at least 4% (3% if given the highest regulatory rating and not experiencing significant growth), but does not qualify as "well capitalized." An "undercapitalized" institution fails to meet any one of the three minimum capital requirements. A "significantly undercapitalized" institution has a total capital to total risk-weighted assets ratio of less than 6%, a Tier I capital to total risk-weighted assets ratio of less than 3% or a Tier I leverage ratio of less than 3%. A "critically undercapitalized" institution has a Tier I leverage ratio of 2% or less. Under certain circumstances, a "well capitalized," "adequately capitalized" or "undercapitalized" institution may be required to comply with supervisory actions as if the institution was in the next lowest capital category. The Bank is currently classified by the FDIC as "well capitalized".

FDICIA generally prohibits a depository institution from making any capital distribution (including payment of dividend) or paying any management fee to its holding company if the depository institution would thereafter be undercapitalized. Undercapitalized depository institutions are also subject to restrictions on borrowing from the Federal Reserve System. In addition, undercapitalized depository institutions are subject to growth and activity limitations and are required to submit "acceptable" capital restoration plans. Such a plan will not be accepted unless, among other things, the depository institution's holding company guarantees the capital plan, up to an amount equal to the lesser of five percent of the depository institution's assets at the time it becomes undercapitalized or the amount of the capital deficiency when the institution fails to comply with the plan. The federal banking agencies may not accept a capital plan without determining, among other things, that the plan is based on realistic assumptions and is likely to succeed in restoring the depository institution's capital. If a depository institution fails to submit an acceptable plan, it is treated as if it is significantly undercapitalized and may be placed into conservatorship or receivership.

Significantly undercapitalized depository institutions may be subject to a number of requirements and restrictions, including orders to sell sufficient voting stock to become adequately capitalized, more stringent requirements to reduce total assets, cessation of receipt of deposits from correspondent banks, further activity restricting prohibitions on dividends to the holding company and requirements that the holding company divest its bank subsidiary, in certain instances. Subject to certain exceptions, critically undercapitalized depository institutions must have a conservator or receiver appointed for them within a certain period after becoming critically undercapitalized.

Consumer Regulations

Interest and certain other charges collected or contracted for by Lyons Bancorp are subject to state usury laws and certain federal laws concerning interest rates. Lyons Bancorp's loan operations are also subject to certain federal laws applicable to credit transactions, such as:

- the federal Truth-In-Lending Act governing disclosures of credit terms to consumer borrowers;
- the Home Mortgage Disclosure Act of 1975 requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs and the community it serves;
- the Equal Credit Opportunity Act prohibiting discrimination on the basis of race, creed or other prohibited factors in extending credit;
- the Fair Credit Reporting Act of 1978 governing the use and provision of information to credit reporting agencies;
- the Fair Debt Collection Act governing the manner in which consumer debts may be collected by collection agencies; and
- the rules and regulations of the various federal agencies charged with the responsibility of implementing such federal laws.

USA Patriot Act of 2001

In October 2001, the USA Patriot Act of 2001 was enacted in response to the terrorist attacks in New York, Pennsylvania and Washington D.C. which occurred on September 11, 2001. The Patriot Act is intended to strengthen U.S. law enforcement's and the intelligence communities' abilities to work cohesively to combat terrorism on a variety of fronts. The potential impact of the Patriot Act on financial institutions of all kinds is significant and wide ranging. The Patriot Act contains sweeping anti-money laundering and financial transparency laws and imposes various regulations, including standards for verifying client identification at account opening, and rules to promote cooperation among financial institutions, regulators and law enforcement entities in identifying parties that may be involved in terrorism or money laundering. Our failure to comply with these requirements could have serious legal and reputational consequences for us.

International Money Laundering Abatement and Financial Anti-Terrorism Act of 2001

As part of the USA Patriot Act, Congress adopted the International Money Laundering Abatement and Financial Anti-Terrorism Act of 2001 ("IMLAFATA"). IMLAFATA amended the Bank Secrecy Act and adopted certain additional measures that increase the obligation of financial institutions, including Lyons Bancorp and the Bank., to identify their customers, watch for and report upon suspicious transactions, respond to requests for information by federal banking regulatory authorities and law enforcement agencies, and share information with other financial institutions. The Secretary of the Treasury has adopted several regulations to implement these provisions. Lyons Bancorp is also barred from dealing with foreign "shell" banks. In addition, IMLAFATA expands the circumstances under which funds in a bank account may be forfeited. IMLAFATA also amended the BHC Act and the Bank Merger Act to require the federal banking regulatory authorities to consider the effectiveness of a financial institution's anti-money laundering activities when reviewing an application to expand operations. Lyons Bancorp has in place a Bank Secrecy Act compliance program.

Future Legislation and Regulatory Initiatives

In recent years, significant legislative proposals and reforms affecting the financial services industry have been discussed and evaluated by Congress and certain of these proposals, such as the Financial Services Modernization Legislation, have been enacted into law. For example, on July 23, 2002, the U.S. Treasury Department proposed regulations requiring institutions to incorporate a customer identification program into their written money laundering plans that would implement reasonable procedures for:

- verifying the identity of any person seeking to open an account, to the extent reasonable and practicable;
- maintaining records of the information used to verify the person's identity; and
- determining whether the person appears on any list of known or suspected terrorists or terrorist organizations.

It is likely that additional legislation will be considered by Congress that, if enacted, could have a significant impact on the operations of banks and bank holding companies, including Lyons Bancorp and the Bank.

TAXATION

If you are subject to United States federal income tax, generally you will recognize capital gain or loss when you sell the shares of stock or the warrants which you purchase in this offering. The gain or loss will be equal to the difference between your tax basis in the shares or warrants and the amount you receive for them. The gain or loss will be long term if you hold the shares or warrants for more than 12 months.

Your tax basis in the shares and warrants purchased in the offering will be the amount you paid for units, divided between shares and warrants according to their respective fair market values. We have not divided the sales price of units between the amount allocable to shares and the amount allocable to warrants. After the offering closes, and before June 30, 2004, we will send to each person who purchases units our estimate of the tax basis of each share and warrant at the time of the closing.

If you exercise warrants, your tax basis in the shares purchased will be the exercise price of 34.50 per share plus your tax basis in the warrants exercised.

If you let your warrants expire unexercised, you will recognize a long-term capital loss equal to your tax basis in the warrants.

This summary is based on the United States Internal Revenue Code of 1986, as amended to the date of this Offering Circular. It does not address the consequences to certain specialized classes of taxpayers such as certain financial institutions, insurance companies, dealers in securities or foreign currencies, or United States persons whose functional currency (as defined in Section 985 of the Code) is not the United States dollar. Persons considering the purchase of units should consult their tax advisors regarding the application of the United States and other income tax laws to their particular situations.

MANAGEMENT

Directors

Our Board of Directors currently consists of 9 persons. In accordance with the our bylaws, our Board is divided into three classes as nearly equal in number as possible. The members of each class are elected for a term of three years with one class of directors elected annually.

Each of our directors is also a director of the Bank. The following table sets forth certain information with respect to our directors:

Name & Age	Term Expires	Director Since
David Breen, Jr. Age 46	2004	1999
James Homburger Age 56	2004	1995
Theodore Marshall Age 62	2004	1995
Clair J. Britt, Jr. Age 41	2004	2001
Andrew Fredericksen Age 48	2004	2003
Anthony Paliotti Age 82	2005	1974
James Santelli Age 55	2006	1988
Robert Schick Age 54	2006	1998
John Werner, Jr. Age 63	2006	1979

Our Executive Officers and Those of the Bank

The following table sets forth certain information about our executive officers and those of the Bank. Each executive officer is elected by our Board of Directors and the Bank and each executive officer holds office at the discretion of the Board of Directors.

Name and Age	Position with Lyons Bancorp	Position with the Bank
Robert A. Schick Age 54	President	President and Chief Executive Officer
Clair J. Britt, Jr. Age 41	n/a	Executive Vice President and Senior Lending Officer
Thomas Kime Age 50	n/a	Executive Vice President and of Strategic Markets and Operational Services
Kenneth M. Burt Age 34	Treasurer	Senior Vice-President and Chief Financial Officer
Anthony J. Cataldi Age 32	n/a	Senior Vice President - Operations

Business Experience of Directors and Executive Officers

The following is a brief description of the principal occupation and business experience of each of our directors and executive officers and those of the Bank for the last 5 years.

Robert A. Schick (Director; President and CEO). Mr. Schick has been a Director and President of Lyons Bancorp since January 1998 and President and Chief Executive Officer of the Bank since January 1998. Mr. Schick also serves as Executive Vice President of LNB Life Agency, Inc. Mr. Schick was hired by the Bank in September 1994 and served as Vice President and Chief Financial Officer until he assumed the position of President and Chief Executive Officer in January 1998.

Clair J. Britt, Jr. (Director; Executive Vice President and Senior Lending Officer). Mr. Britt has been employed by the Bank as Executive Vice President and Senior Lending Officer since May 1998. He is also President of Lyons Realty Associates Corp. Prior to May 1998, Mr. Britt was employed as Senior Vice President of the National Bank of Geneva.

Thomas Kime (N/A; Executive Vice President of Strategic Markets and Operational Services). Mr. Kime has been employed by the Bank since March 2004. Prior to joining the Bank, Mr. Kime served as the President of The National Bank of Geneva from June 1989 to February 2003. From 1976 until June 1989 Mr. Kime was employed by The National Bank of Geneva in various capacities. While serving as President of The National Bank of Geneva, Mr. Kime also served as a director and Senior vice President of Financial Institutions, Inc., the holding company for The National Bank of Geneva and several other banks, including The Bath National Bank. Mr. Kime also served as Chairman of the Board of The Bath National Bank.

Kenneth Burt (Treasurer; Senior Vice-President and Chief Financial Officer). Mr. Burt was elected Treasurer of Lyons Bancorp in January 2004. Mr. Burt has served as Vice-President and Chief Financial Officer of the Lyons National Bank since 2001. Prior to that position he was Assistant Vice-President and Auditor for the Lyons National Bank since 1998. Mr. Burt became

Treasurer of Lyons Realty Associates Corp. upon its formation in 2001. Mr. Burt became Treasurer of LNB Life Agency, Inc. upon its formation in 2003.

Anthony J. Cataldi (N/A; Senior Vice President - Operations). Mr. Cataldi has been the Bank's Vice President - Operations since January, 2004. He also has served as President of LNB Life Agency, Inc. since 2002. Prior to working with the Bank, Mr. Cataldi served as Manager of Business Analysis for Baker & Taylor, Inc., from 2001 to 2002, and as financial analyst for Accenture in 2001. Mr. Cataldi was the Chief Financial Officer for the Bank from 1999 to 2000.

David Breen, Jr. (Director). Mr. Breen is Vice President of three retail supermarkets in Newark, Palmyra and Williamson, New York, which he co-owns and manages.

Andrew Fredericksen (Director). Mr. Fredericksen is a certified public accountant and principal in the accounting firm of Goldstein, Fredericksen, Sirianni & Fuller, LLP, which has offices in Rochester, New York and Geneva, New York.

James A. Homburger (Director). Mr. Homburger is a real estate broker and the owner of Performance Properties and is a partner in Silver Hills Associates, in Newark, New York.

Theodore Marshall (Director). Mr. Marshall is President and Chief Executive Officer of Marshall Family Associates, LLC, an owner of commercial real estate in Central New York, Marshall Brothers, Inc., which owns and operates a chain of "Pit Stop" convenience stores throughout Central New York, Patriot Tank Lines, Inc., an independent petroleum broker, and E. & V. Energy, Inc., a fuel oil distributing concern, all of which are located in Weedsport, New York.

Anthony Paliotti (Director). Until his retirement in 1983, Mr. Paliotti owned and operated a retail shoe store in Lyons, New York.

James E. Santelli (Director). Mr. Santelli is the co-owner of Santelli Lumber Company with stores in Lyons and Palmyra, New York.

John J. Werner, Jr. (Director). Until his retirement in 1997, Mr. Werner was President and Chief Executive Officer of The Lyons National Bank and President of Lyons Bancorp.

Director Compensation

Directors, other than those employed by the Lyons Bancorp or any of its subsidiaries in other capacities, receive a fee of $600 for each Board meeting and $150 for each committee meeting. Directors who are also officers of Lyons Bancorp or any of its subsidiaries receive no compensation for attendance at a Board or Committee meeting.

Executive Compensation

The following table sets forth the total compensation for services in all capacities paid by us and the Bank to our Chief Executive Officer and Executive Vice President. Other than Messrs. Schick and Britt, no other executive officers' individual annual salary and bonus exceeded $100,000 in 2003.

Name and Principal Position	Year	Annual Compensation Salary	Bonus	Other Annual Compensation	Long Term Compensation Restricted Stock Award(s)[2]	All Other Compensation
Robert A. Schick, President and CEO	2003	$142,115[1]	$20,000	$4,095[2]	$4,500	$5,885[3]
	2002	127,936[1]	10,000	0	$4,200	5,754[3]
	2001	118,111[1]	10,000	0	$3,600	4,776[3]
Clair J. Britt, Jr. Executive Vice President	2003	104,766	19,780	0	$4,500	4,923[4]
	2002	96,865	10,000	0	4,200	5,008[4]
	2001	92,000	10,000	0	3,600	4,599[4]

(1) Includes compensation of $32,500, $30,000 and $25,461 in 2003, 2002 and 2001, respectively, for which payment was deferred pursuant to a non-qualified deferred compensation arrangement with Mr. Schick under his employment agreement, until such time that Mr. Schick retires or leaves the employment of the Company.

(2) Represents the dollar value of the difference between the price paid for common stock purchased from Lyons Bancorp under a deferred compensation arrangement under his employment agreement, and the fair market value of the common stock at the date of purchase based on the last bid price for the stock reported for such date.

(3) Includes 401(k) contributions by Lyons Bancorp for Mr. Schick in the amounts of $4,898, $4,831 and $4,534 in 2003, 2002 and 2001, respectively. Also includes premiums in the amounts of $987.50, $923.00 and $242.50 in 2003, 2002 and 2001, respectively, paid with respect to insurance on the life of Mr. Schick with a third party other than the Company as beneficiary.

(4) Includes 401(k) contributions by Lyons Bancorp for Mr. Britt in the amounts of $4,693, $4,785 and $4,509 in 2003, 2002 and 2001, respectively. Also includes premiums paid on life insurance policies in the amounts of $230.00, $223.00 and $90.00 in 2003, 2002 and 2001, respectively, paid with respect to insurance on the life of Mr. Britt with a third party other than the Company as beneficiary.

Retirement Contributions

Supplemental Retirement Benefit Plan

The Bank sponsors a director's Supplemental Retirement Defined Benefit Plan for directors. The Plan allows directors to select the type of benefit he wishes to receive, either retirement benefit or a long-term care benefit. The Plan is intended to be an unfunded non-qualified benefit plan under ERISA. We have provided for payment of the defined benefit with the purchase of annuities. The Plan also permits directors to defer payment of their directors' fees.

Executive Supplemental Retirement Plan

The Bank sponsors an Executive Supplemental Retirement Plan for certain of our executive officers. The Plan provides retirement benefits to supplement the benefits provided to executives under the Bank's Pension Plan and 401(k) Plan. The Plan also provides split dollar life insurance benefits with a portion to be paid to the executive's designated beneficiary and another portion to be paid to the Bank, and disability and long-term care benefits to the executives. The Plan is intended to be an unfunded, non-qualified benefit plan under ERISA. We have provided for the payment of the benefits under the Plan with the purchase of annuities.

Board Compensation Committee Report on Executive Compensation

The Personnel Committee makes recommendations to the Board regarding the compensation level for all the Bank's officers. The committee reviews national salary surveys compiled by independent sources of the banking industry for similar banks based on asset size and geographic area. This information is used together with other factors including experience, internal salary structure and performance in determining compensation levels. The Committee reviews the compensation levels of all officers on an annual basis.

Employment Agreements with Certain Executive Officers

Robert A. Schick. On February 19, 2004, we entered into an Employment Agreement with Mr. Schick on the following terms. The agreement provides a term of seven years and four months, expiring May 31, 2011. Effective June 1, 2009, the agreement contemplates that Mr. Schick would retire as President and Chief Executive Officer of Lyons Bancorp and the Bank, and become Chairman of Lyons Bancorp. The agreement provides for an annual base salary of $125,000, plus an annual 5% cost of living increase. Mr. Schick is also eligible to receive an annual bonus in the discretion of the Board. Mr. Schick is entitled to deferred compensation in the amount of $35,000 in 2004 and increased in each subsequent year by $5,000 to reflect the cost of living adjustment. The entire amount of the deferred compensation will be credited to stock of Lyons Bancorp purchased at the price as last reported in the market in which our stock trades as of December 31st of the prior year. The benefits would vest upon his death, termination of employment, retirement, termination of the Agreement or a "Change in Control" as defined in the Agreement.

Between January 1, 2004 and December 31, 2009, in the event Mr. Schick's employment is terminated without cause under the Agreement he is entitled to a payment of 1.9 times the sum of his then current annual base salary plus deferred compensation. After December 31, 2009 but prior to his retirement, in the event that Mr. Schick is terminated without cause under the Agreement, he is entitled to a payment of 1 times the sum of the remaining annual salaries and deferred compensation as defined in the agreement.

Clair J. Britt, Jr. On February 19, 2004, the Bank entered into an employment agreement with Mr. Britt on the following terms. The agreement provides for a five year term and a $110,000 base salary, plus an annual increase at the discretion of the Board. It provides for an annual bonus at the discretion of the Board. Mr. Britt would also be entitled to deferred compensation in the amount of $10,000 in 2004 and annual increases as determined by the Board. The deferred compensation amount is to be credited to the stock of Lyons Bancorp purchased at the price as last reported in the market in which our stock trades as of December 31st of the prior year. This stock will vest on the earlier of his death, termination of employment, retirement, termination of the Agreement, or a "Change in Control" as defined in the Agreement.

Change of Control Provision in Employment Agreements

Each of Messrs. Schick's and Britt's employment agreements and proposed employment agreements provide that any time within three years of the event of a change of control the executive may terminate his employment and within 30 days of termination, receive a payment equal to the lesser of six times the executive's annual salary, or the maximum amount which would be permitted under Internal Revenue Code Section 280G which will not result in the imposition of the 20% excise tax. Also, within 30 days of the executive's termination, all deferred compensation including full funding of any deferred compensation that would be owed to the executive upon completion of the calendar year in which the termination occurred will be paid to the executive. Finally, the executive shall be entitled to benefits continuation for a period of two years following termination. Under these agreements, a change of control shall be deemed to have occurred if any of the following occur:

- any person or group becomes the beneficial owner of 35% or more of either the then outstanding shares of our common stock or the combined voting power of our then outstanding voting securities entitled to vote generally in the election of directors, or

- as a result of a tender offer, merger, business combination or contested election, the persons who were directors of the Lyons Bancorp cease to constitute a majority of the Board, or

- Lyons Bancorp or the Bank is merged with another entity in a transaction in which less than 65% of the voting securities of the resulting entity are held by our former shareholders, or

- we transfer substantially all of its assets to another corporation.

Restricted Stock Plan

Our Restricted Stock Plan is intended to provide a means whereby we may attract and retain qualified individuals and motivate them to exercise their best efforts on behalf of us and our subsidiaries. 10,000 shares are available for awards under the Plan, as determined by the Board of Directors, none of which have been granted to date. The Board shall establish one or more restrictive periods with respect to the shares covered by an award during which time none of the shares may be transferred expect upon death to a designated beneficiary. All employees and non-employee directors of Lyons Bancorp and our subsidiaries are eligible to receive awards under the Board. The Board has the authority to determine the consideration to be given for a stock award, which shall not be less than the par value of such shares, but which may be less than the fair market value of the shares at the time of grant. Consideration may also be in the form of past services rendered.

Pension Plan

The Bank has a pension plan which conforms to the requirements of the Employee Retirement Income Security Act of 1974. All employees who are 21 years of age or older, become participants in the plan on the 1st of the month which coincides with or next follows the completion of one year of eligibility service. It provides for full vesting upon 5 years of participation, and contains provisions which permit early retirement within 10 years prior to the normal retirement date for participants with at least 10 years of credited service. The plan requires no contribution from participants, covers all eligible employees, provides for normal retirement at age 65, and is qualified under section 401(a) of the Internal Revenue Code. As of October 31, 2003, the date of the last Actuarial Valuation Report, there were 65 active participants, 10 participants and beneficiaries entitled to a deferred pension benefit, and 21 retirees and beneficiaries receiving pension benefits. A participant's normal retirement benefit is an annual pension benefit commencing on his normal retirement date in an amount equal to 1.75% of his average annual compensation, multiplied by creditable service up to 35 years, plus 1.25% of his average annual compensation, multiplied by creditable service in excess of 35 up to 5 years, minus .49% of his final average compensation multiplied by creditable service up to 35 years. Average annual compensation is the highest 5 consecutive calendar years in all years of creditable service. Final average compensation is the highest 3 consecutive calendar years in all years of creditable service. Mr. Schick has 9 years of credited service and Mr. Britt has 5 years of credited service under the plan.

401(k) Savings Plan

The Bank amended its 401(k) savings plan effective January 1, 2002. Employees who have attained the age of 21 and have completed three months of creditable service are eligible to become participants in the plan. Participants in the plan are permitted to make elective deferrals of up to the maximum percentage of compensation and dollar amounts allowable by law each year. Currently, the Bank contributes a discretionary match of 75% of the participant's contribution, up to 6% of the participant's annual compensation. Participants are 100% vested in the Bank's discretionary match after 6 years of participation in the plan.

Certain Transactions with Directors and Officers

Certain of our directors and officers and those of the Bank, members of their families and companies or firms with which they are associated, are customers of the Bank and have banking transactions and other transactions with the Bank in the ordinary course of business. All loans and commitments to loan included in such transactions were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and, in the opinion of management, did not involve more than a normal risk of collectibility or present other unfavorable features. None of such loans outstanding to our directors or officers, members of their families or firms with whom our directors or officers are associated were non-performing as of December 31, 2003. Maximum credit exposure to all of our directors and executive officers and those of the Bank amounted to $4.1 million at December 31, 2003.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth, as of February 10, 2004, certain information regarding the beneficial ownership of Common Stock by (1) each of our directors and named executive officers, (2) each person known by us to own beneficially more than 5% of the common stock, and (3) all of our directors and executive officers as a group.

Name and Principal Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	
	Amount	Percent
Robert A. Schick (Director and President) The Lyons National Bank 35 William Street Lyons, New York 14489	13,500	1.91%
Clair J. Britt, Jr. (Director) The Lyons National Bank 35 William Street Lyons, New York 14489	2,702	0.38%
David J. Breen, Jr. (Director) Breen Fam, Inc. P.O. Box 96 Williamson, New York 14589	800	0.11%
Albert O. Fenvessey 22 Ramsey Park Rochester, New York 14610	40,680	5.75%
James A. Homburger (Director) 305 East Avenue Newark, New York 14513	13,000[(1)]	1.84%
Theodore Marshall (Director) 2776 Marshall Street Weedsport, New York 13166	20,360[(2)]	2.88%
Anthony Paliotti (Director) 31 Culver Street Lyons, New York 14489	41,400	5.86%
Philip L. Paliotti 40 Dickerson Street Lyons, New York 14489	57,600	8.15%
James E. Santelli (Director) 2096 Warncke Road Lyons, New York 14489	16,332	2.31%
John J. Werner, Jr. (Director) 9469 Bridger Lane North Rose, New York 14516	51,640	7.31%

Name and Principal Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	
	Amount	Percent
Andrew Fredericksen (Director) 426 Washington Street Geneva, New York 14456	---	---
Estate of William Gavitt P.O. Box 96 Lyons, New York 14489	70,280	9.94%
All Directors and Executive Officers as a Group	176,934	25.03%

(1) Includes 9,000 shares held by Margaret Homburger, over which Mr. Homburger disclaims beneficial ownership.

(2) Includes 12,000 shares held by the Marshall Family Associates, LLC, over which Mr. Marshall disclaims beneficial ownership.

The directors and executive officers as a group have indicated to us that they intend to order approximately 8,500 units in this offering. These intentions are not binding commitments and could change depending upon individual circumstances and units available in the offering. Assuming the purchase of the units indicated by directors and executive officers at this time, such persons would beneficially own as a group approximately 23.7% of the common stock outstanding after the closing, assuming 100% of the units are sold and no warrants are exercised.

We own all of the outstanding common stock of Lyons Realty Associates, Inc. and 93.5% of the preferred stock of Lyons Realty Associates. The following table shows the percentage of the outstanding preferred stock of Lyons Realty Associates, Inc. owned by our directors, executive officers and directors and executive officers as a group.

Name and Principal Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	
	Amount	Percent
Robert Schick	---	---
Clair J. Britt, Jr.	1	0.06%
Kenneth Burt[(1)]	1	0.06%
Directors and officers as a group	22	1.29%

(1) Kenneth Burt and his wife jointly own this share of stock.

We own all of the outstanding common capital securities of Lyons Capital Statutory Trust I. Tioga State Bank owns all of the outstanding preferred trust securities of Lyons Capital Statutory Trust I.

DESCRIPTION OF SECURITIES

The following information concerning our common stock and the warrants summarizes provisions of our Certificate of Incorporation and Bylaws and statutes regulating the rights of holders of our common stock and warrants. This information is not a complete description of these matters and is qualified in all respects by the actual provisions of our Certificate of Incorporation and Bylaws and the corporate laws of the State of New York.

General

Our Certificate of Incorporation authorizes us to issue 2,000,000 shares of common stock having a par value of $0.50 per share. At January 31, 2004, we had issued and outstanding 706,676 shares of common stock and 10,000 shares reserved for future awards under our Restricted Stock Plan and 1,875 shares for future issuances under executive employment agreements.

The units, common stock and warrants of Lyons Bancorp, Inc. represent nonwithdrawable capital, are not accounts of an insurable type, are not insured by the FDIC and are not guaranteed by us or the Bank.

Units

We are offering for sale up to 75,150 units, with each unit consisting of one share of our common stock and one warrant to purchase one share of our common stock. The common stock and warrants that constitute units will separate upon issuance.

Common Stock

Each share of the common stock has the same relative rights as, and will be identical in all respects with, each other share of common stock.

Dividends. We can pay dividends if, as and when declared by our board of directors, subject to compliance with limitations which are imposed by law. See "Our Policy Regarding Dividends." The holders of our common stock are entitled to receive and share equally in any dividends declared by our Board of Directors out of legally available funds.

Voting Rights. The holders of our common stock possess exclusive voting rights in Lyons Bancorp. Each share of common stock entitles the holder to one vote. A shareholder will not have any right to cumulate votes in the election of directors. As a result, the holders of more than 50% of our outstanding common stock voting in the election of directors, subject to the voting rights of any preferred shares then outstanding, can elect all of the directors then standing for election, if they choose to do so. In this event, the holders of the remaining less than 50% of the shares voting for election of directors are not able to elect any person or persons to our Board of Directors. Our shareholders may remove directors with or without cause by majority of the votes cast.

The approval of any business combination, including any merger, exchange offer or sale of all or substantially all of our assets, requires the affirmative vote of the holders of two-thirds of our outstanding common stock.

Liquidation. In the event of any liquidation, dissolution or winding-up of the Bank, we, as holder of the Bank's common stock, have the right to receive, after payment or provision for payment of all debts and liabilities of the Bank, including all deposit accounts and accrued interest thereon, all assets of the Bank available for distribution. In the event we liquidate, dissolve or wind-up, the holders of our common stock have the right to receive, after payment or provision for payment of all our debts and liabilities, all of our assets available for distribution.

Rights to Buy Additional Shares. Holders of our common stock do not have preemptive rights with respect to the issuance of additional shares. A preemptive right is a priority right to buy additional shares if we issue more shares in the future. Our common stock is not subject to redemption.

Warrants

Each unit sold in the offering shall include one warrant, entitling the unit holder to purchase, on or before December 31, 2005, or until such later date as we may set, in our sole discretion upon written notice to the warrant holders, one share of our common stock at a purchase price of $34.50 per share. The number of shares of our common stock issuable upon exercise of the warrants and the exercise price are subject to adjustment in the event of certain limited circumstances, including stock splits and stock dividends that affect the number of outstanding shares of common stock. Any warrant not exercised on or before the expiration date will not be exercisable.

We will deliver to each holder of units a warrant certificate that sets forth the total number of warrants owned by the holder. Thereafter, warrant certificates may be exchanged for new certificates of different denominations, and may be exercised or transferred by presenting the certificate at our main office. If a market for the warrants develops, holders may sell their warrants instead of exercising them to the extent that the holder demonstrates to our satisfaction that the transfer is permitted without registration or qualification under applicable securities laws.

However, there can be no assurance that a market for the warrants will develop or, if developed, will continue.

Each warrant may be exercised by its holder, on or before December 31, 2005, by surrendering at our main office the warrant certificate, with the form of election to purchase on the reverse side properly completed and executed, together with payment of the exercise price. The warrants may be exercised in whole or in part. The warrants are exercisable only to the extent that we may issue the underlying securities without registration or qualification under the securities laws of the jurisdiction of which the holder is a resident at the time of exercise. You also agree to the placement of any restrictions on transfer on our common stock issued on the exercise as required by such jurisdiction. If less than all of the warrants evidenced by the warrant certificate are exercised, a new warrant certificate will be issued for the remaining number of warrants. See the "Form of Warrant Certificate" attached hereto as Exhibit A.

Warrant holders do not have the rights and privileges of holders of our common stock.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for our common stock and warrants is the Bank.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Our certificate of incorporation permits us to indemnify our officers and directors against various liabilities to the full extent permitted under New York law. Sections 721 through 726, inclusive, of the Business Corporation Law of New York ("BCL") authorize New York corporations to indemnify their officers and directors under certain circumstances against expenses and liabilities incurred in legal proceedings involving such persons because of their being or having been officers or directors. We believe that these provisions will facilitate our ability to continue to attract and retain qualified individuals to serve as our directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

CERTAIN RESTRICTIONS ON ACQUISITION OF LYONS BANCORP, INC.

Our Certificate of Incorporation and Bylaws contain provisions that may be deemed to affect the ability of a person, firm or entity to acquire us. The following is a summary of those provisions. However, this summary is qualified in its entirety by reference to our actual Certificate of Incorporation and Bylaws.

Certificate of Incorporation

Our Certificate of Incorporation requires, under certain circumstances, an affirmative vote by the holders of 80% of our outstanding common stock for the approval of certain business transactions with related persons. Our certificate of incorporation defines a related person as an individual or entity that owns at least 10% of our outstanding stock: (a) at the time the agreement providing for the transaction is entered into; (b) at the time a resolution approving the transaction was adopted by our Board of Directors; or, (c) as of the record date for the determination of our shareholders entitled to notice of and to vote on, or consent to, the transaction.

The business transactions requiring the 80% vote approval include:

- the merger of Lyons Bancorp or the Bank with a related person;
- the sale of Lyons Bancorp's stock or the Bank's stock to a related person;
- the sale or lease of a substantial part of Lyons Bancorp's or the Bank's assets to a related person;
- the sale of all of or a substantial part of the assets of a related person to Lyons Bancorp or the Bank;
- the recapitalization or reclassification of Lyons Bancorp's stock that would have the effect of increasing the voting power of a related person; or
- the liquidation, spin-off, split-up, or dissolution of Lyons Bancorp.

Our certificate of incorporation sets forth certain circumstances where an 80% vote for the above-mentioned transactions is not required. The 80% voting requirement is not applicable if the transaction is approved by at least two-thirds vote of continuing directors, and the continuing directors constitute at least a majority of our entire Board of Directors. The certificate of incorporation defines a continuing director as a director who either was a member of our Board of Directors prior to the time the related person became a related person or who subsequently became a director and whose election or nomination for election by our shareholders, was approved by a vote of at least three-quarters of the continuing directors then on our Board of Directors.

Further, the 80% voting requirement is not required if all of the following conditions are satisfied:

- The business transaction is a merger and the consideration to be received per share by our shareholders is at least equal in value to the related person's highest purchase price;

- After the related person becomes the owner of at least 10% of our stock and prior to the consummation of the business transaction, the related person has not become the owner of any additional shares of stock except: (a) as part of the transaction which resulted in the related person becoming the owner of at least 10% of our stock; or (b) as a result of a pro rata stock dividend or stock split; and

- Prior to the consummation of the business transaction, the related person shall not have, directly or indirectly: (a) received the benefit (except proportionately as a shareholder) of any loan, advances, guarantees, pledges, or other financial assistance or tax credits provided by Lyons Bancorp or the Bank; or (b) caused any material change in our business or equity capital structure, including issuance of shares of our capital stock to any third party.

For purposes of the above, our certificate of incorporation defines highest purchase price as the highest amount of consideration paid by the related person for a share of our stock within two years prior to the date the related person became the owner of at least 10% of our stock.

Our Certificate of Incorporation also states when our Board of Directors considers a proposed business transaction, the Board, in addition to considering the adequacy of the amount to be paid in connection with the transaction, shall consider other facts that are deemed relevant including:

- The social and economic effects of the transaction on us and the Bank and the Bank's employees, depositors, loan and other customers, creditors and other elements of the communities in which we and the Bank operate and are located;

- The business and financial conditions and earnings prospects of the individual or entity proposing the business transaction, including, debt service and other existing or likely financial obligation of the individual or entity, and the possible effect of such conditions upon us, the Bank and other elements of the communities in which we and the Bank operate or are located; and

- The competence, experience, and integrity of the individual or entity proposing the business transaction and its or their management.

Bylaws

Our Bylaws provide for the election and term of directors. Our directors are divided into three classes with the term of office for one class expiring each year. Vacancies in the Board of Directors, and any newly created directorships resulting from an increase in the number of directors may be filled by the Board of Directors, acting by a majority of directors then in office and any new directors chosen shall hold office until the next election of the class for which the new directors shall have been chosen and until their successor shall be elected and qualified. Further, the Bylaws provide that no decrease in the number of directors shall shorten the term of any incumbent director.

The Bylaws also require that at each annual meeting of our shareholders, the successors to the class of directors whose term shall then expire shall be elected to hold office for a term expiring at the third succeeding annual meeting. The Bylaws require an affirmative vote by the holders of two-thirds or our outstanding common stock to amend these sections of the Bylaws.

EXPERTS

Fagliarone Group, CPAs, PC, Syracuse, New York, independent certified public accountants, reported on our consolidated financial statements as of December 31, 2003 and 2002.

LEGAL OPINION

Woods Oviatt Gilman LLP, Rochester, New York will issue a legal opinion concerning the validity of the common stock and warrants being sold in this offering.

ADDITIONAL INFORMATION

Financial information filed by us and the Bank with the Federal Reserve Bank of New York and the Office of the Comptroller of the Currency is available from those agencies and over the Internet at www.ffiec.gov.

LYONS BANCORP, INC.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

INDEPENDENT AUDITOR'S REPORT

To the Stockholders and Board of Directors
Lyons Bancorp, Inc.

We have audited the consolidated statements of financial condition of Lyons Bancorp, Inc. and subsidiary as of December 31, 2003 and 2002, and the related consolidated statements of income, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Lyons Bancorp, Inc. and subsidiary as of December 31, 2003 and 2002, and the consolidated results of their operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Fagliarone Group, CPAs, PC
Syracuse, New York
February 6, 2004

{483428:}

Lyons Bancorp, Inc.
Balance Sheet

	As of December 31, 2003	As of December 31, 2002
ASSETS		
Cash and due from banks	$ 7,409,653	$ 6,107,240
Federal funds sold	-	500,000
Interest-bearing deposits in banks	100,000	100,000
	7,509,653	6,707,240
Investment securities		
Available for sale	67,616,758	73,294,725
Held to maturity	1,213,307	2,881,981
Other	809,500	734,500
Total investment securities	69,639,565	76,911,206
Loans	127,574,645	97,840,551
Less allowance for loan losses	(1,657,770)	(1,224,069)
Net loans	125,916,875	96,616,482
Land, premises and equipment, net	2,829,749	2,928,004
Accrued interest receivable and other assets	6,944,488	6,518,100
TOTAL ASSETS	$ 212,840,330	$ 189,681,032
LIABILITIES AND STOCKHOLDERS' EQUITY		
Deposits		
Demand	$ 48,777,667	$ 41,864,972
Savings	66,810,523	60,118,024
Time	58,617,527	53,311,041
Total deposits	174,205,717	155,294,037
Securities sold under agreements to repurchase	8,059,313	8,434,991
Advances from Federal Home Loan Bank	12,600,000	9,500,000
Advances from subsidiary	1,000,000	-
Accrued interest payable and other liabilities	2,143,391	2,437,860
TOTAL LIABILITIES	198,008,421	175,666,888
STOCKHOLDERS' EQUITY		
Common stock	359,598	179,799
Additional paid-in capital	3,106,994	2,950,880
Retained earnings	11,007,617	9,956,819
Accumulated other comprehensive income	578,870	1,230,988
	15,053,079	14,318,486
Less: Treasury stock, at cost	(221,170)	(304,342)
TOTAL STOCKHOLDERS' EQUITY	14,831,909	14,014,144
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 212,840,330	$ 189,681,032

The accompanying notes are an integral part of the financial statements.

{483428:}

Lyons Bancorp, Inc.
Statement of Income

	For the year ended December 31, 2003	2002
INTEREST INCOME		
Loans	$ 6,986,821	$ 6,654,829
Investment securities:		
United States Treasury	214,536	181,661
United States Agencies	2,030,995	1,746,790
State and local governments	625,186	652,528
Other	28,019	26,196
Federal funds sold	45,112	125,961
TOTAL INTEREST INCOME	9,930,669	9,387,965
INTEREST EXPENSE	2,658,936	2,988,021
NET INTEREST INCOME	7,271,733	6,399,944
PROVISION FOR LOAN LOSSES	602,000	573,087
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	6,669,733	5,826,857
NONINTEREST INCOME		
Service charges and fees	1,334,579	1,140,757
Net realized gains from sales of available for sale securities	254,319	203,502
Other	478,095	267,567
TOTAL NONINTEREST INCOME	2,066,993	1,611,826
NONINTEREST EXPENSES:		
Salaries and wages	2,438,668	2,085,981
Pensions and benefits	918,798	720,202
Occupancy expense	1,316,359	1,189,707
Other	1,932,314	1,667,248
TOTAL NONINTEREST EXPENSES	6,606,139	5,663,138
INCOME BEFORE INCOME TAXES	2,130,587	1,775,545
INCOME TAX EXPENSE	496,000	475,000
NET INCOME	$ 1,634,587	$ 1,300,545
NET INCOME PER SHARE		
BASIC	$ 2.33	$ 1.99
DILUTED	$ 2.33	$ 1.99

The accompanying notes are an integral part of the financial statements.

LYONS BANCORP, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
Years Ended December 31, 2003 and 2002

	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock	Total
BALANCES, JANUARY 1, 2002	$ 166,565	$ 1,953,143	$ 8,921,224	$ 175,688	$ (316,595)	$ 10,900,025
COMPREHENSIVE INCOME						
Net income for 2002			1,300,545			1,300,545
Other comprehensive income, net of tax:						
Change in unrealized net gain on securities available for sale				1,177,401		1,177,401
Reclassification adjustment				(122,101)		(122,101)
TOTAL COMPREHENSIVE INCOME						2,355,845
Issuance of common stock	13,234	979,353				992,587
Cash dividends declared-$.41 per share			(264,950)			(264,950)
Sale of treasury stock, net		18,384			12,253	30,637
BALANCES, DECEMBER 31, 2002	179,799	2,950,880	9,956,819	1,230,988	(304,342)	14,014,144
COMPREHENSIVE INCOME						
Net income for 2003			1,634,587			1,634,587
Other comprehensive income, net of tax:						
Change in unrealized net gain on securities available for sale				(499,527)		(499,527)
Reclassification adjustment				(152,591)		(152,591)
TOTAL COMPREHENSIVE INCOME						982,469
Stock split	179,799		(179,799)			-
Cash dividends declared-$.58 per share			(403,990)			(403,990)
Sale of treasury stock, net		156,114			83,172	239,286
BALANCES, DECEMBER 31, 2003	$ 359,598	$ 3,106,994	$ 11,007,617	$ 578,870	$ (221,170)	$ 14,831,909

The accompanying notes are an integral part of the financial statements.

{483428:}

Lyons Bancorp, Inc.
Statement of Cash Flows

	For the year ended December 31, 2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 1,634,587	$ 1,300,545
Adjustments to reconcile net income to net cash provided by operating activities:		
Provision for loan losses	602,000	573,087
Provision for deferred compensation	-	30,000
Stock issued to employees	-	16,800
Net realized gain from sales of available for sale securities	(254,319)	(203,502)
Premium amortization	670,775	267,437
Discount accretion	(18,942)	(53,011)
Depreciation	493,149	467,818
Deferred income tax (benefit) expense	(182,100)	29,714
Increase in accrued interest receivable and other assets	(1,016,813)	(1,016,784)
Increase in accrued interest payable and other liabilities	869,212	707,535
NET CASH PROVIDED BY OPERATING ACTIVITIES	2,797,549	2,119,639
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of securities available for sale	(42,793,021)	(76,308,698)
Proceeds from sales of securities available for sale	26,064,175	23,796,619
Proceeds from maturities of securities available for sale	20,926,613	29,805,132
Purchases of held to maturity and other securities	(528,000)	(1,989,239)
Proceeds from maturities of securities held to maturity	2,117,705	670,182
Proceeds from sales of loans	16,046,048	6,945,955
Increase in loans	(45,948,441)	(20,287,100)
Premises and equipment purchases, net	(394,894)	(535,939)
NET CASH USED BY INVESTING ACTIVITIES	(24,509,815)	(37,903,088)

The accompanying notes are an integral part of the financial statements.

{483428:}

CASH FLOWS FROM FINANCING ACTIVITIES		
Net increase in demand and savings deposits	$ 13,605,194	$ 15,982,613
Net increase in time deposits	5,306,486	9,210,413
Net increase (decrease) in securities sold under agreements to repurchase	(375,678)	79,024
Increase in advances from Federal Home Loan Bank	3,100,000	4,500,000
Issuance of common stock	-	992,587
Purchase of treasury stock	(56,300)	(100,283)
Proceeds from sale of treasury stock	295,586	116,520
Proceeds from advance from subsidiary	1,000,000	-
Dividends paid	(360,609)	(240,242)
NET CASH PROVIDED BY FINANCING ACTIVITIES	22,514,679	30,540,632
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	802,413	(5,242,817)
CASH AND CASH EQUIVALENTS – BEGINNING OF YEAR	6,707,240	11,950,057
CASH AND CASH EQUIVALENTS – END OF YEAR	$ 7,509,653	$ 6,707,240
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Cash paid during the year for interest	$ 2,730,674	$ 2,950,014
Cash paid during the year for income taxes	$ 573,052	$ 591,857

The accompanying notes are an integral part of the financial statements.

LYONS BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Lyons Bancorp, Inc. (the Company) provides a full range of commercial banking services to individual and small business customers through its wholly-owned subsidiary, The Lyons National Bank (the Bank). The Bank's operations are conducted in eight branches located in Wayne, Onondaga, and Ontario Counties, New York. The Company and the Bank are subject to the regulations of certain federal agencies and undergo periodic examinations by those regulatory authorities.

The Company also owns all of the voting common shares of Lyons Capital Statutory Trust I (the Trust). The Trust was formed during 2003 for the purpose of securitizing trust preferred securities, the proceeds of which were advanced to the Company and contributed to the Bank as additional capital.

The Bank also owns all of the voting stock of Lyons Realty Associates (LRA) and LNB Life Agency (LNB Life). LRA is a real estate investment trust which holds a portfolio of real estate mortgages. LNB Life provides non-insured financial services and products to the Bank's customers.

Basis of Consolidation

The consolidated financial statements include the accounts of the Company, the Bank LRA and LNB Life. All significant inter-company accounts and transactions have been eliminated in consolidation.

The accounts of the Trust are not included in the consolidated financial statements as required under the guidance contained in FASB Interpretation No. 46 (as revised in December 2003) "Consolidation of Variable Interest Entities".

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investment Securities

Held to Maturity

Debt securities that management has the positive intent and ability to hold to maturity are reported at cost, adjusted for amortization of premiums and accretion of discounts.

Available for Sale

Available for sale securities consist of investment securities not classified as held to maturity securities and are carried at fair value. Unrealized gains and losses, net of tax, on available for sale securities are reported in other comprehensive income.

Realized gains and losses on securities available for sale are included in non-interest income or expense and, when applicable, are reported as a reclassification adjustment, net of tax, in other comprehensive income. Gains and losses on the sale of available for sale securities are determined using the specific-identification method.

Declines in the fair value of individual held to maturity and available for sale securities below their cost that are other than temporary result in write-downs of the individual securities to their fair value. The related write-downs are included in earnings as realized losses. There were no such write-downs in 2003 or 2002.

The amortization of premiums and the accretion of discounts are recognized in interest income using methods approximating the interest method.

Loans

Loans are stated at unpaid principal balances, less the allowance for loan losses.

The accrual of interest on commercial loans is discontinued at the time the loan is 90 days past due unless the credit is well-secured and in process of collection. Retail loans are typically charged off no later than 180 days past due. Past due status is determined based on contractual terms.

All interest accrued but not collected for loans that are placed on non-accrual or charged off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance For Loan Losses

The allowance for loan losses is maintained at a level which, in management's judgment, is adequate to absorb credit losses inherent in the loan portfolio. The amount of the allowance is based on management's evaluation of the collectibility of the loan portfolio, including the nature of the portfolio, credit concentrations, trends in historical loss experience, specific impaired loans, economic conditions, and other risks inherent in the loan portfolio. Allowances for impaired loans are generally determined based on collateral values or the present value of estimated cash flows. The allowance is increased by a provision for loan losses, which is charged to expense, and reduced by charge-offs, net of recoveries. Changes in the allowance relating to impaired loans are charged or credited to the provision for loan losses.

The Bank's loans are generally secured by specific items of collateral including real property, consumer assets, and business assets. In connection with the determination of the estimated losses on loans, management obtains independent appraisals for significant collateral.

The determination of the adequacy of the allowance for loan losses is based on estimates that are particularly susceptible to significant changes in the economic environment and market conditions. While management uses available information to recognize losses on loans, further reductions in the carrying amounts of loans may be necessary because of uncertainties associated with local economic conditions, collateral values and future cash flows on impaired loans. In addition, regulatory agencies, as an integral part of their examination process, periodically review the estimated losses on loans. Such agencies may require the Bank to recognize additional losses based on their judgments about information available to them at the time of their examination.

Because of these factors, it is reasonably possible that the estimated losses on loans may change materially in the near term. However, the amount of the change that is reasonably possible cannot be estimated.

Land, Premises and Equipment

Land is stated at cost. Premises and equipment are recorded at cost and are depreciated using accelerated methods over the estimated useful lives of the assets.

Foreclosed Real Estate

Real estate properties acquired through, or in lieu of, loan foreclosure are initially recorded at the lower of the Bank's carrying amount or fair value less estimated selling costs at the date of foreclosure. Any write-downs based on the asset's fair value at date of acquisition are charged to the allowance for loan losses. After foreclosure, property held for sale is carried at the lower of the new basis or fair value less any costs to sell. Costs of significant property improvements are capitalized, whereas costs relating to holding property are expensed. Valuations are periodically performed by management, and any subsequent write-downs are recorded as a charge to operations, if necessary, to reduce the carrying value of the property to the lower of its cost or fair value less cost to sell.

Bank Owned Life Insurance

Included in other assets is bank owned life insurance ("BOLI"). The BOLI was purchased as a financing tool for employee benefits and to fund discriminatory retirement benefits for the Board of Directors and executive management. The value of life insurance financing is the tax preferred status of increases in life insurance cash values and death benefits and the cash flow generated at the death of the insured. The purchase of the life insurance policy results in monthly tax-free income to the Company. The largest risk to the BOLI program is credit risk of the insurance carriers. To mitigate this risk, annual financial condition reviews are completed on all carriers. As a result of this transaction, the Company benefits from the tax-free nature of income generated from the life insurance policies. BOLI is stated on the Company's December 31, 2003 and 2002 consolidated statement of condition at its current cash surrender value. Increases in BOLI's cash surrender value are reported as other noninterest income in the Company's consolidated income statement.

Income Taxes

Income taxes are provided for the tax effects of the transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to temporary differences between the financial reporting and income tax basis of available for sale securities, allowance for loan losses, premises and equipment, and prepaid and accrued employee benefits. The deferred tax assets and liabilities represent the future tax return consequences of the temporary differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets and liabilities are reflected at income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

Net Income Per Share

Basic net income per share is computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted net income per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. There were no dilutive potential common shares as of December 31, 2003 and 2002.

Net income per share has been computed based on the following:

	2003	2002
Net Income	$ 1,634,587	$1,300,545
Average Number of Common Shares Outstanding	700,165	652,424

Statements of Cash Flows

For the purpose of presentation in the statements of cash flows, cash and cash equivalents are defined as the sum of cash and due from banks, federal funds sold, and interest-bearing deposits in banks.

Off-Balance-Sheet Financial Instruments

In the ordinary course of business, the Bank has entered into off-balance-sheet financial instruments consisting of commitments to extend credit and standby letters of credit. Such financial instruments are recorded in the financial statements when they are funded or related fees are incurred or received.

Fair Values of Financial Instruments

Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments", requires disclosure of fair value information about financial instruments, whether or not recognized in the statement of financial condition. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instruments. Statement No. 107 excludes certain financial instruments and all non-financial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

Cash and due from banks, federal funds sold, and interest-bearing deposits in banks: The carrying amounts for cash and due from banks and federal funds sold approximate those assets' fair values.

Investment securities: Fair values for investment securities are based primarily on quoted market prices.

Loans: For variable-rate loans that re-price frequently and with no significant change in credit risk, fair values are based on carrying amounts. The fair values for other loans are estimated using discounted cash flow analysis, based on interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Loan fair value estimates include judgments regarding future expected loss experience and risk characteristics.

Accrued interest receivable: The carrying amount of accrued interest receivable approximates its fair value.

Deposits: The fair values disclosed for demand and savings deposits are equal to their carrying amounts. The fair values of time deposits are estimated using a discounted cash flow calculation that applies interest rates currently being offered on time deposits to a schedule of contractual maturities on such time deposits.

Securities sold under agreements to repurchase: The carrying amounts of securities sold under agreement to repurchase approximate their fair values.

Advances from Federal Home Loan Bank: The fair values of the term advances from Federal Home Loan Bank are estimated using discounted cash flows based on current borrowing rates for similar borrowings.

Advance from subsidiary: The carrying amount of advance from subsidiary approximates its fair value.

Accrued interest payable: The carrying amount of accrued interest payable approximates its fair value.

Reclassifications

Certain items appearing on the 2002 statement of financial condition and statement of cash flows have been reclassified to conform to current year presentation. The reclassifications increased assets and liabilities by $590,216. There was no impact on shareholders' equity or net income as a result of these reclassifications.

NOTE B - RESTRICTIONS ON CASH AND DUE FROM BANKS

The Bank is required to maintain reserve funds in cash and/or on deposit with the Federal Reserve Bank. The required reserve at December 31, 2003 and 2002 was $1,427,000 and $1,123,000, respectively.

The Bank is also required to maintain clearing balance funds on deposit with the Federal Reserve Bank. The required minimum clearing balance at December 31, 2003 and 2002 was $600,000.

NOTE C - INVESTMENTS

The amortized cost and fair value of investment securities at December 31, are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
2003				
Available for Sale				
U.S. Treasuries	$ 5,011,144	$ 78,537	$ (6,558)	$ 5,083,123
U.S. Agencies	22,182,243	402,838	-	22,585,081
State and local governments	14,096,701	475,413	(585)	14,571,529
Mortgage backed securities	25,361,889	190,884	(175,748)	25,377,025
	$66,651,977	$1,147,672	$(182,891)	$67,616,758
Held to Maturity				
State and local governments	$ 1,213,307	$ -	$ -	$ 1,213,307
Other	$ 809,500	$ -	$ -	$ 809,500
2002				
Available for Sale				
U.S. Treasuries	$13,047,303	$ 339,257	$ -	$13,386,560
U.S. Agencies	23,577,791	835,539	-	24,413,330
State and local governments	16,616,887	635,843	(921)	17,251,809
Mortgage backed securities	18,001,099	248,598	(6,671)	18,243,026
	$71,243,080	$2,059,237	$(7,592)	$73,294,725

Held to Maturity

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State and local governments	$ 2,881,981	$ 21,396	$ (293)	$ 2,903,084
Other	$ 734,500	$ -	$ -	$ 734,500

Other securities consist of stock of the Federal Home Loan Bank, New York State Business Development Corporation, and the Federal Reserve Bank.

The following table sets forth the Company's investment in securities with unrealized losses of less than twelve months and unrealized losses of twelve months or more at December 31, 2003:

	Less than 12 months		12 months or more		Total	
		Unrealized		**Unrealized**		**Unrealized**
	Fair Value	Loss	Fair Value	Loss	Fair Value	Loss
U.S. Treasuries	$ 2,015,932	$ 6,558	$ —	$ —	$ 2,015,932	$ 6,558
State and local governments	331,567	585	—	—	331,567	585
Mortgage backed securities	15,838,712	175,748	—	—	15,838,712	175,748
	$18,186,211	$182,891	$ —	$ —	$18,186,211	$182,891

Unrealized losses on these securities have not been recognized into earnings because the issuers of the securities are of high credit quality, management has the ability and intent to hold these securities for the foreseeable future, and the declines in fair value are largely due to market interest rates. The fair values of these securities are expected to recover as they approach maturity and/or market interest rates fluctuate.

The amortized cost and fair value of debt securities at December 31, 2003, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations without call or prepayment penalties.

	Amortized Cost	Fair Value
Available For Sale		
Due in one year or less	$ 3,754,590	$ 3,796,929
Due from one to five years	26,655,323	27,423,713
Due from five to ten years	10,880,175	11,019,091
Due after ten years	-	-
Securities not due at a single maturity date	25,361,889	25,377,025
	$ 66,651,977	$ 67,616,758
Held-To-Maturity		
Due in one year or less	$ 514,914	$ 514,914
Due from one to five years	201,201	201,201
Due from five to ten years	34,460	34,460
Due after ten years	462,732	462,732
	$ 1,213,307	$ 1,213,307

During 2003, the Bank sold securities available for sale for total proceeds of $26,064,175 resulting in gross realized gains of $254,319. During 2002, the Bank sold securities available for sale for total proceeds of $23,796,619 resulting in gross realized gains of $203,502. Investment securities with carrying amounts of approximately $58,012,681 and $54,627,684 at December 31, 2003 and 2002, respectively, were pledged to secure deposits as required or permitted by law.

NOTE D - LOANS

Loans consist of the following at December 31:

	2003	2002
Residential real estate	$ 36,042,870	$ 32,503,884
Commercial real estate	34,890,626	24,192,862
Commercial	38,570,232	22,619,732
Consumer	18,051,757	18,518,205
Other	19,160	5,868
	$ 127,574,645	$ 97,840,551

The changes in the allowance for loan losses are as follows:

	2003	2002
Balance, January 1	$ 1,224,069	$ 1,007,108
Provision for loan losses	602,000	573,087
Recoveries	68,149	53,410
Charge-offs	(236,448)	(409,536)
Balance, December 31,	$ 1,657,770	$ 1,224,069

Impaired loans consist of the following at December 31:

	2003	2002
Impaired loans for which allowances for loan losses have been provided	$ 420,829	$ 268,710
Impaired loans for which allowances for loan losses have not been provided	-	-
Recorded investment in impaired loans	420,829	268,710
Less allowance for loan losses provided for impaired loans	94,112	26,225
	$ 326,717	$ 242,485

At December 31, 2003 and 2002, the total recorded investment in loans on nonaccrual amounted to $389,087 and $268,709, respectively. Loans past due ninety days or more and still accruing interest were insignificant at December 31, 2003 and 2002. The average recorded investment in impaired loans was $398,050 and $731,443 in 2003 and 2002, respectively. Interest income recognized for cash payments received on impaired loans was $16,743 and $27,547 in 2003 and 2002, respectively. There are no commitments to loan additional funds to the borrowers of impaired loans.

NOTE E - PREMISES AND EQUIPMENT

Premises and equipment consist of the following at December 31:

	2003	2002
Land	$ 259,826	$ 259,826
Buildings	1,926,421	1,856,621
Furniture and equipment	3,615,937	3,302,683
Leasehold improvements	422,797	412,202
	6,224,981	5,831,332
Less accumulated depreciation	3,395,232	2,903,328
	$ 2,829,749	$ 2,928,004

At December 31, 2003, the Bank leased five of its branch facilities under noncancelable operating leases, including a new branch in Geneva, New York opened during 2003. Future minimum rental payments under these leases for the next five years are as follows:

2004	$ 137,365
2005	145,505
2006	150,348
2007	138,866
2008	137,797
	$ 709,881

Rent expense under the operating leases totaled $130,092 and $105,255 in 2003 and 2002, respectively.

NOTE F - DEPOSITS

Certificates of deposit in denominations of $100,000 and over were $31,924,582 and $28,902,170 at December 31, 2003 and 2002, respectively.

At December 31, 2003, scheduled maturities of time deposits are as follows:

2004	$ 47,323,279
2005	9,388,432
2006	1,831,179
2007	29,689
2008	44,948
	$ 58,617,527

NOTE G - SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

Information concerning securities sold under agreements to repurchase as of and for the year ended December 31, is summarized as follows:

	2003	2002
Average balance	$ 7,249,151	$ 7,055,569
Maximum month-end balance	$ 8,391,320	$ 8,825,888
Carrying amounts of securities, including accrued interest, underlying the agreements	$ 8,874,828	$ 8,552,460

Securities sold under agreements to repurchase mature in less than 90 days from the transaction date. Securities sold under agreements to repurchase either remain under the control of the Bank or are held in third party custodial accounts that recognize the Bank's interest in the securities.

NOTE H - ADVANCES FROM FEDERAL HOME LOAN BANK

The Bank has an overnight line of credit and a Companion (DRA) Commitment with the Federal Home Loan Bank of New York (FHLB) which expire on August 28, 2004. Each line has a maximum borrowing limit of $10,355,050 at December 31, 2003. Borrowings bear interest at the federal funds rate plus eight basis points. Amounts available on the lines may also be used for term advances. As a result, the overnight line has an available balance of $3,755,050 at December 31, 2003. The Bank's investment in FHLB stock and other assets, primarily mortgage loans, are pledged as collateral under the agreement up to the amount of any borrowings. The Bank has the following term advances from the Federal Home Loan Bank at December 31, 2003:

Due January 2, 2004, bearing interest at 1.04%	$ 6,600,000
Due September 15, 2004, bearing interest at 4.04%	1,000,000
Due October 15, 2004, bearing interest at 1.13%	2,000,000
Due April 27, 2011, bearing interest at 4.76%	1,000,000
Due May 30, 2012, bearing interest at 4.26%	1,000,000
Due May 30, 2012, bearing interest at 3.95%	1,000,000
	$ 12,600,000

The advances due in 2011 and 2012 contain the option for the FHLB to convert the advances into replacement funding for the same or a lesser principal amount based on any advance then offered by the FHLB at current market rates. If the Bank chooses not to replace the funding it must repay the advances on the date of the conversion.

NOTE I – ADVANCE FROM SUBSIDIARY

The advance from subsidiary represents debenture's due from the Company to the Trust as discussed in Note A. The debentures mature on June 27, 2033 and bear interest at the 3-Month LIBOR plus 2.75% (3.92% at December 31, 2003), payable quarterly. The Company has the option to defer interest payments from time to time for up to 20 consecutive quarterly periods without defaulting on the debentures.

The Company also has the option to redeem the debentures, in whole or in part, beginning on June 27, 2008 and quarterly thereafter or within 120 days throughout the entire term of the debentures should certain special events occur. The redemption price, expressed as a percentage of the principal amount of the debentures being redeemed, ranges from 101% at December 31, 2003 to 100% on June 27, 2013 and after.

If the Company elects to defer interest payments as described above, or if the debentures are in default, the Company shall not, and shall not allow any affiliate, to declare or pay dividends other than dividends paid to the Company.

The Company has guaranteed all obligations of the Trust to the holders of preferred securities issued by the Trust.

NOTE J - INCOME TAXES

The provision for income taxes consists of the following at December 31:

	2003	2002
Current tax provision		
Federal	$ 638,200	$ 395,286
State	39,900	50,000
	678,100	445,286
Deferred tax (benefit) provision	(182,100)	29,714
	$ 496,000	$ 475,000

The provision for income taxes differs from that computed by applying statutory rates to income before income taxes primary due to the effects of tax exempt income.

Deferred tax assets and liabilities included in other assets and other liabilities in the accompanying statements of financial condition are as follows:

	2003	2002
Deferred tax assets	$ 789,827	$ 590,216
Deferred tax liabilities	$ 834,726	$ 1,251,963

Management believes it is more likely than not that all of the deferred tax assets will be realized. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income are reduced.

NOTE K - STOCKHOLDERS' EQUITY

In October 2000 the Company sold 27,849 shares of common stock. Each share of common stock also contained one detachable warrant. Each warrant entitles its holder to purchase, at any time, before December 31, 2002, one additional share of common stock for $37.50. All outstanding warrants expired on December 31, 2002.

On December 4, 2003 the Board of Directors of the Company approved to increase the number of authorized shares of common stock from 500,000 to 2,000,000. Also, the Board of Directors of the Company approved a 2 for 1 stock split payable to holders of common stock on December 31, 2003. Due to the significance of the 2 for 1 stock split, the stock split was affected in the form of a stock dividend.

All references to the number of shares, weighted average shares, and per share amounts of common and treasury stock have been restated to reflect the stock split.

The common stock and treasury stock of the Company at December 31 are as follows:

	2003	2002
Common Stock		
Authorized shares, $.50 par value	2,000,000	2,000,000
Issued shares	719,196	719,196
Less: Treasury stock shares,	(12,520)	(22,324)
Outstanding shares	706,676	696,872

NOTE L - PENSION PLANS

The Bank participates in the New York State Bankers Retirement System, a noncontributory defined benefit pension plan covering substantially all employees. Information regarding the plan for 2003 and 2002 is as follows:

	2003	2002
Benefit obligation at December 31	$ (2,016,228)	$ (1,714,890)
Fair value of plan assets at December 31	1,946,905	1,552,596
Funded status	$ (69,323)	$ (162,294)
Prepaid (accrued) benefit cost recognized in the statement of financial position	$ 503,583	$ 488,758
Net periodic pension cost	$ 137,197	$ 135,143
Employer contribution	$ 144,617	$ 98,763

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Benefits paid	$	110,513	$	108,311

Weighted-average assumptions as of December 31:

	2003	2002
Discount rate	6.00%	6.75%
Expected return on plan assets	8.00%	7.50%
Rate of compensation increase	3.50%	4.00%

The Bank has a contributory 401(k) Plan for substantially all employees. Employees are eligible to contribute a percentage of their salary up to the maximum as determined by the Internal Revenue Service. The Bank is required to match 75% of the employees' contributions up to a maximum of 6% of the employees' salaries. The Bank contributed $71,188 and $58,454 under these provisions during 2003 and 2002, respectively.

NOTE M - RELATED PARTY TRANSACTIONS

In the ordinary course of business, the Bank has and expects to continue to have transactions, including loans and deposit accounts with the Company's and the Bank's executive officers and directors, and their affiliates. In the opinion of management, such transactions were on substantially the same terms, including interest rates and collateral, as those prevailing at the time of comparable transactions with other persons and did not involve more than a normal risk of collectibility or present any other unfavorable features. The aggregate amount of loans to such related parties at December 31, 2003 was $3,728,045. During 2003 new loans to such related parties amounted to $2,084,335 and repayments amounted to $665,597.

The Bank held deposits of $1,361,302 and $1,421,705 for related parties at December 31, 2003 and 2002, respectively.

NOTE N - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the statements of financial condition. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual notional amount of those instruments summarized as follows at December 31, 2003:

		Notional Amount
Commitments to extend credit:		
Commitments to grant loans	$	28,920,999
Unfunded commitments under commercial lines of credit		16,449,898

{483428:}

Unfunded commitments under consumer lines of credit	9,132,339
Standby letters of credit	425,938
	$ 54,929,174

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

The Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount and type of collateral obtained, if deemed necessary by the Bank upon extension of credit, varies and is based on management's credit evaluation of the counterparty.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Standby letters of credit generally have fixed expiration dates or other termination clauses and may require payment of a fee. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Bank's policy for obtaining collateral, and the nature of such collateral, is essentially the same as that involved in making commitments to extend credit.

NOTE O - CONCENTRATIONS OF CREDIT

Most of the Bank's business activity is with customers in the Bank's market area. The majority of those customers are depositors of the Bank. Investments in state and local government securities also primarily involve governmental entities within the Bank's market area. The concentrations of credit by type of loan are set forth in Note D. The distribution of commitments to extend credit are set forth in Note N. The Bank, as matter of policy, does not extend credit to any single borrower, or group of related borrowers in excess of its legal lending limit.

NOTE P - REGULATORY MATTERS

The Bank is subject to legal limitations on the amount of dividends that can be paid to the Company. At December 31, 2003, approximately $3,057,852 was available for the declaration of dividends without regulatory approval.

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2003, that the Bank meets all capital adequacy requirements to which it is subject.

As of the most recent notification from the Office of the Comptroller of the Currency, the Bank was categorized as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category. The Bank's approximate capital amounts and ratios are also presented in the table.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2003:						
Total Capital (to Risk Weighted Assets)	$15,700,000	11.6%	$10,810,000	8.0%	$13,513,000	10.0%
Tier I Capital (to Risk Weighted Assets)	$14,042,000	10.4%	$ 5,405,000	4.0%	$ 8,108,000	6.0%
Tier I Capital (to Average Assets)	$14,042,000	6.7%	$ 8,354,000	4.0%	$10,443,000	5.0%
As of December 31, 2002:						
Total Capital (to Risk Weighted Assets)	$12,078,000	11.5%	$ 8,937,000	8.0%	$10,497,000	10.0%
Tier I Capital (to Risk Weighted Assets)	$10,854,000	10.3%	$ 4,199,000	4.0%	$ 6,298,000	6.0%
Tier I Capital (to Average Assets)	$10,854,000	5.9%	$ 7,311,000	4.0%	$ 9,139,000	5.0%

NOTE Q - FAIR VALUES OF FINANCIAL INSTRUMENTS

The carrying amounts and estimated fair values of the Company's financial instruments at December 31, are as follows:

2003	Carrying Amount	Fair Value
Financial assets:		
Cash and due from banks	$ 7,409,653	$ 7,409,653
Interest-bearing deposits in banks	100,000	100,000
Investment securities	69,639,565	69,639,565
Loans, net of allowance	125,916,875	129,440,279
Accrued interest receivable	1,088,594	1,088,594
Financial liabilities		
Deposits	174,205,717	174,293,397
Securities sold under agreements to repurchase	8,059,313	8,059,313
Advances from Federal Home Loan Bank	12,600,000	12,643,750
Advances from subsidiary	1,000,000	1,000,000
Accrued interest payable	150,588	150,588

2002	Carrying Amount	Fair Value
Financial assets:		
Cash and due from banks	$ 6,107,240	$ 6,107,240
Federal funds sold	500,000	500,000
Interest-bearing deposits in banks	100,000	100,000
Investment securities	76,911,206	76,932,309
Loans, net of allowance	96,616,482	99,429,974
Accrued interest receivable	979,784	979,784

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Financial liabilities		
Deposits	155,294,037	155,068,306
Securities sold under agreements to repurchase	8,434,991	8,434,991
Advances from Federal Home Loan Bank	9,500,000	9,263,320
Accrued interest payable	222,328	222,328

The carrying amounts in the preceding table are included in the statements of financial condition under the applicable captions. The fair values of off-balance sheet financial instruments are not significant.

{483428:}

EXHIBIT A

[LEGEND FOR RESIDENTS OF FLORIDA, NORTH CAROLINA OR SOUTH CAROLINA]

THIS WARRANT, AND THE SHARES OF COMMON STOCK ISSUABLE UPON THE EXERCISE THEREOF, HAVE NOT BEEN REGISTERED UNDER THE SECURITIES LAWS OF THE STATE OF FLORIDA, NORTH CAROLINA OR SOUTH CAROLINA, AND MAY NOT BE SOLD, TRANSFERRED, ASSIGNED, PLEDGED, OR HYPOTHECATED UNLESS AND UNTIL REGISTERED UNDER SUCH LAWS, OR UNLESS THE COMPANY HAS RECEIVED AN OPINION OF COUNSEL OR OTHER EVIDENCE, SATISFACTORY TO THE COMPANY AND ITS COUNSEL, THAT SUCH REGISTRATION IS NOT REQUIRED.

LYONS BANCORP, INC.

FORM OF WARRANT CERTIFICATE FOR PURCHASE
OF SHARES OF COMMON STOCK

THIS WARRANT CERTIFICATE IS VOID AFTER
5:00 P.M., EASTERN TIME, ON DECEMBER 31, 2005, OR SUCH LATER DATE AS MAY BE SET BY THE COMPANY IN ITS SOLE DISCRETION

Number of Warrants:________________ Warrant No.____

This Warrant Certificate certifies that, for value received, ________________________ (the "***Holder***"), is the registered holder of the number of Warrants (the "***Warrants***") set forth above. Each Warrant entitles the Holder to purchase from Lyons Bancorp, Inc., a New York corporation (the "***Company***"), at any time after ___________, 2004 and before 5:00 p.m., Eastern Time, on December 31, 2005, or such later date as may be set by the Company in its sole discretion upon written notice to the Holder (the "***Expiration Date***"), one share of fully paid and nonassessable Common Stock, $.50 par value ("***Common Stock***"), of the Company at an exercise price of $34.50 per share, subject to adjustment as provided in this Certificate (the "***Exercise Price***"). As used in this Certificate, the term "Warrant Issuance Date" shall mean ___________, 2004.

At any time after the Warrant Issuance Date and prior to the Expiration Date, the Warrants evidenced by this Warrant Certificate may be exercised in whole or in part by presentation of this Warrant Certificate with the Purchase Form attached hereto (the "***Purchase Form***"), duly executed and accompanied by payment of the Exercise Price, at the main office of the Company. Payment of the Exercise Price shall be made, at the option of the Holder, by check, bank draft, money order, or by authorizing withdrawal from a deposit account at The Lyons National Bank.

Upon receipt of this Warrant Certificate, and the Purchase Form duly completed and executed, accompanied by payment of the Exercise Price of the Warrants being exercised, and to the extent the Common Stock may be issued without registration or qualification under the securities laws of the jurisdiction of which the holder is a resident, the Company shall deliver to or upon the order of the Holder of this Warrant Certificate, in such name or names as the Holder may designate, a certificate for the number of shares of Common Stock to be purchased.

Each person in whose name any certificate for Common Stock is issued upon the exercise of Warrants shall for all purposes be deemed to have become the holder of record of the Common Stock represented by the certificate, and the certificate shall be dated the date that the Warrant Certificate was duly surrendered in proper form and payment of the Exercise Price was made whether or not the stock transfer books shall be closed on such date.

The Warrants evidenced by this Warrant Certificate shall be transferable only on the books of the Company upon delivery of the Certificate, duly endorsed by the Holder or by its duly authorized attorney or representative, or accompanied by proper evidence of succession, assignment, or authority to transfer, and to the extent that the holder demonstrates to the Company's satisfaction that such transfer is permitted under the applicable securities laws.

If the Holder of this Warrant Certificate at any time exercises less than all the Warrants evidenced by this Warrant Certificate, the Company shall issue to the Holder a warrant certificate identical in form to this Warrant Certificate, but evidencing a number of Warrants equal to the number of Warrants originally represented by this Warrant Certificate less the number of Warrants exercised. Likewise, upon the presentation and surrender of this Warrant Certificate at the main office of the Company and at the request of the Holder, the Company will, at the option of the Holder, issue to the Holder in substitution for this Warrant Certificate, one or more warrant certificates in identical form and for an aggregate number of Warrants equal to the number of Warrants evidenced by this Warrant Certificate.

In the event that this Warrant Certificate is mutilated, lost, stolen or destroyed, the Company may, in its discretion, issue and deliver in exchange and substitution for and upon cancellation of the mutilated Warrant Certificate, or in lieu of and substitution for the Warrant Certificate lost, stolen or destroyed, a new Warrant Certificate of like tenor and representing an equivalent right or interest; but only upon receipt of evidence satisfactory to the Company of such loss, theft or destruction of the Warrant Certificate and indemnity, if requested, also satisfactory to the Company. Applicants for the substitute Warrant Certificate shall also comply with such other reasonable regulations and pay such other reasonable charges as the Company may prescribe.

To the extent that the Warrants evidenced by this Warrant Certificate have not been exercised on or before 5:00 p.m., Eastern Time, on December 31, 2005, or such later date as may be set by the Company in its sole discretion upon written notice to the Holder, the Warrants shall expire and the rights of the Holder shall become void and of no effect.

The shares of Common Stock issued on the exercise of the Warrants evidenced by this Warrant Certificate are shares of Common Stock of the Company as constituted as of the Warrant Issuance Date. The number and kind of securities issued on the exercise of the Warrants evidenced by this Warrant Certificate, and the Exercise Price, shall be subject to adjustment from time to time upon the happening of certain events, as follows:

A. MERGERS, CONSOLIDATIONS AND RECLASSIFICATIONS. In the case of any reclassification or change of outstanding securities issuable upon exercise of the Warrants evidenced by this Warrant Certificate at any time after the Warrant Issuance Date (other than a change in par value, or from par value to no par value, or from no par value to par value or as a result of a split or combination to which Section B below applies), or in case of any consolidation or merger of the Company with or into another corporation (other than a merger with another corporation in which the Company is the surviving corporation and which does not result in any reclassification or change [other than a change in par value, or from par value to no par value, or from no par value to par value, or as a result of a split or combination to which Section B below applies] of outstanding securities issuable upon exercise of this Warrant), the Holder of the Warrants evidenced by this Warrant Certificate shall have, and the Company, or such successor corporation or other entity, shall covenant in the constituent documents effecting any of the foregoing transactions that the Holder does have, the right to obtain upon the exercise of the Warrants evidenced by this Warrant Certificate, in lieu of each share of Common Stock, other securities, money or other property that were issuable upon exercise of a Warrant, the kind and amount of shares of stock, other securities, money or other property receivable upon such reclassification, change, consolidation or merger by a holder of Common Stock, other securities, money or other property issuable upon exercise of a Warrant as if the Warrants evidenced by this Warrant Certificate had been exercised immediately prior to such reclassification, change, consolidation or merger. The constituent documents effecting any reclassification, change, consolidation or merger shall provide for any adjustments which shall be as nearly equivalent as may be practicable to the adjustments provided in this Section A. The provisions of this Section A shall similarly apply to successive reclassifications, changes, consolidations or mergers.

B. SPLITS AND COMBINATIONS. If the Company, at any time after the Warrant Issuance Date, splits its shares of Common Stock into a greater number of shares, the Exercise Price in effect immediately prior to the split shall be proportionately reduced, and the number of shares of Common Stock purchasable upon exercise of the Warrants evidenced by this Warrant Certificate shall be proportionately increased, as of the effective date of the split, or if the Company shall take a record of its Common Stock for the purpose of so splitting, as at such record date, whichever is earlier. If the Company, at any time after the Warrant Issuance Date, combines its shares of Common Stock into smaller number of shares, the Exercise Price in effect immediately prior to such combination shall be proportionately increased, and the number of shares of Common Stock purchasable upon exercise of the Warrants evidenced by this Warrant Certificate shall be proportionately reduced, as of the effective date of such combination, or if the Company shall take a record of holders of its Common Stock for purposes of such combination, as at such record date, whichever is earlier.

C. DIVIDENDS AND DISTRIBUTIONS. If the Company, at any time after the Warrant Issuance Date, declares a dividend on its Common Stock payable in stock or other securities of the Company or of any other corporation or other entity, or in property other than in cash, to the holders of its Common Stock, the Holder of a Warrant evidenced by this Warrant Certificate shall, without additional cost, be entitled to receive upon any exercise of a Warrant evidenced by this Warrant Certificate, in addition to the Common Stock to which such Holder would otherwise be entitled upon such exercise, the number of shares of stock or other securities or property which such holder would have been entitled to receive if he had been a holder immediately prior to the record date for such dividend (or, if no record date shall have been established, the payment date for such dividend) of the number of shares of Common Stock purchasable on exercise of such Warrant immediately prior to such record date or payment date, as the case may be. Except as provided in this Section C, no adjustment in respect of any dividend shall be made during the term of the Warrants or upon exercise of the Warrants.

D. CERTAIN ISSUANCES OF SECURITIES. If the Company at any time after the Warrant Issuance Date issues any additional shares of Common Stock (other than as provided in Sections A through C above) at a price per share less than the Warrant Exercise Price then in effect, then the Warrant Exercise Price upon each such issuance shall be adjusted to that price determined by multiplying the Warrant Exercise Price by a fraction:

i. the numerator of which shall be the sum of (1) the number of shares of Common Stock outstanding immediately prior to the issuance of such additional shares of Common Stock multiplied by the Warrant Exercise Price, and (2) the consideration, if any, received and deemed received by the Company upon the issuance of such additional shares of Common Stock, and

ii. the denominator of which shall be the Warrant Exercise Price multiplied by the total number of shares of Common Stock outstanding immediately after the issuance of such additional shares of Common Stock.

No adjustment of the Warrant Exercise Price shall be made under this Section D upon the issuance of any additional shares of Common Stock that (y) are issued pursuant to thrift plans, stock purchase plans, stock bonus plans, stock option plans, employee stock ownership plans and other incentive or profit sharing arrangements for the benefit of employees ("***Employee Benefit Plans***") that otherwise would cause an adjustment under this Section D; provided, that the aggregate number of shares of Common Stock so issued (including the shares issued pursuant to any options, rights or warrants or convertible or exchangeable securities issued under such Employee Benefit Plans containing the right to purchase shares of Common Stock) after the Warrant Issuance Date pursuant to Employee Benefit Plans shall not exceed 10% of the Company's outstanding Common Stock (on a fully diluted basis using the treasury stock method) at the time of such issuance; or (z) are issued pursuant to any Common Stock Equivalent (i) which was outstanding on the Warrant Issuance Date or (ii) if upon the issuance of any such Common Stock Equivalent, any such adjustments shall previously have been made pursuant to Section E below or (iii) if no adjustment was required pursuant to Section E below.

E. COMMON STOCK EQUIVALENTS. If the Company, after the Warrant Issuance Date, issues any security or evidence of indebtedness which is convertible into or exchangeable for Common Stock ("Convertible Security"), or any warrant, option or other right to subscribe for or purchase Common Stock or any Convertible Security, other than pursuant to Employee Benefit Plans (together with Convertible Securities, "***Common Stock Equivalent***"), or if, after any such issuance, the price per share for which additional shares of Common Stock may be issuable thereunder is amended, then upon each such issuance or amendment the Warrant Exercise Price shall be adjusted as provided in Section D above on the basis that (i) the maximum number of additional shares of Common Stock issuable pursuant to all the Common Stock Equivalents shall be deemed to have been issued as of the earlier of (a) the date on which the Company shall enter into a firm contract for the issuance of the Common Stock Equivalent, or (b) the date of actual issuance of the Common Stock Equivalent; and (ii) the aggregate consideration for such maximum number of additional shares of Common Stock shall be deemed to be the minimum consideration received by the Company for the issuance of such additional shares of Common Stock pursuant to such Common Stock Equivalent; provided, however, that no adjustment shall be made pursuant to this Section E unless the consideration received by the

Company per share of Common Stock for the issuance of such additional shares of Common Stock pursuant to such Common Stock Equivalent is less than the Warrant Exercise Price. No adjustment of the Warrant Exercise Price shall be made under this Section E upon the issuance of any Convertible Security which is issued pursuant to the exercise of any warrants or other subscription or purchase rights therefor, if any adjustment shall previously have been made in the Warrant Exercise Price then in effect upon the issuance of such warrants or other rights pursuant to this Section E.

F. CALCULATION OF WARRANT EXERCISE PRICE. The Warrant Exercise Price in effect from time to time shall be calculated to four decimal places and rounded to the nearest thousandth.

Whenever the Warrant Exercise Price is required to be adjusted as provided in this Certificate, the Company shall compute the adjusted Warrant Exercise Price and shall prepare and mail to the Holder a certificate setting forth the adjusted Warrant Exercise Price showing in reasonable detail the facts upon which the adjustment is based.

The Company will deliver, by first-class mail, postage prepaid, to the Holder at such Holder's address appearing on this Certificate, or such other address as the Holder shall specify, a copy of any reports delivered by the Company to the holders of Common Stock.

The Company covenants and agrees that during the period within which the Warrants evidenced by this Warrant Certificate may be exercised, the Company shall at all times reserve and keep available, free from preemptive rights, out of the aggregate of its authorized but unissued Common Stock, for the purpose of enabling it to satisfy any obligation to issue shares of Common Stock upon the exercise of the Warrants evidenced by this Warrant Certificate, the number of shares of Common Stock issuable upon the exercise of such Warrants.

The Holder of the Warrants evidenced by this Warrant Certificate shall not, by virtue of holding such Warrants, be entitled to any rights of a stockholder of the Company either by law or in equity, and the rights of the Holder of the Warrants evidenced by this Warrant Certificate are limited to those expressed herein.

IN WITNESS WHEREOF, the Company has caused this Warrant Certificate to be executed this __ day of __________, 2004 by its President and Secretary, thereunto duly authorized.

LYONS BANCORP, INC.
By:________________________________
Robert A. Schick, President

ATTEST:

____
,Secretary

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PURCHASE FORM

[FOR RESIDENTS OF NEW YORK STATE]

[To be executed on exercise of the Warrants evidenced by this Warrant Certificate]

TO: Lyons Bancorp, Inc.

The undersigned, the holder of the Warrants evidenced by the attached Warrant Certificate, hereby irrevocably elects to exercise the purchase right evidenced by the Warrant Certificate for, and to purchase thereunder, shares of Common Stock of Lyons Bancorp, Inc., and herewith makes payment of _______________ ($_______) for those shares, and requests that the certificate representing those shares be issued in the name of __________________________ and delivered to _______________, whose address is ______________________________________ and represents that the undersigned is a resident of the State of _______________.

Dated:_________________________

____
Signature(s) of Registered Holder(s)

Note: The above signature(s) must correspond with the name as written on the face of this Warrant Certificate in every particular, without alteration or enlargement or any change whatsoever.

{483428:}

PURCHASE FORM

[FOR RESIDENTS OF FLORIDA, NORTH CAROLINA AND SOUTH CAROLINA]

[To be executed on exercise of the Warrants evidenced by this Warrant Certificate]

TO: Lyons Bancorp, Inc.

The undersigned, the holder of the Warrants evidenced by the attached Warrant Certificate, hereby irrevocably elects to exercise the purchase right evidenced by the Warrant Certificate for, and to purchase thereunder, shares of Common Stock of Lyons Bancorp, Inc. ("Lyons Bancorp"), and herewith makes payment of _______________ ($_______) for those shares, and requests that the certificate representing those shares be issued in the name of _________________________ and delivered to _______________, whose address is ______________________________________.

The undersigned further represents and warrants to Lyons Bancorp in connection with the exercise of the purchase right evidenced by the Warrant that:

1. The undersigned is a resident of the State of _______________.

2. The offer and sale of common stock to be issued upon exercise of the Warrant have not been and will not be registered under the securities laws of the states of Florida, North Carolina, South Carolina or any other states, and the undersigned may be required to hold them for an indefinite period of time. Additionally, the common stock may not be sold, hypothecated, assigned or otherwise transferred for an indefinite period of time, and unless and until registered under the applicable state securities laws, or unless Lyons Bancorp has received an opinion of counsel or other evidence satisfactory to Lyons Bancorp and its counsel that such registration is not required. The undersigned acknowledges and agrees that any certificate representing the common stock shall bear a legend to this effect.

3. The undersigned is purchasing the common stock for his or her own account, for investment purposes only, and not with a view to, or for resale in connection with, any distribution thereof. The undersigned does not have any present intention of selling or otherwise transferring the common stock , or any interest therein.

4. The undersigned is not making an investment decision based on any general solicitation or advertisement by Lyons Bancorp. The undersigned has a pre-existing personal or business relationship with either Lyons Bancorp or one or more of its executive officers or directors.

5. The undersigned is able to evaluate and bear the economic risk of an investment in Lyons Bancorp, and the undersigned's investment through the exercise of this Warrant does not exceed ten percent (10%) of the undersigned's net worth.

6. Prior to the exercise of the Warrant, the undersigned was given reasonable access to, and full and fair disclosure of, all material information with respect to Lyons Bancorp. The undersigned has had the opportunity to ask questions of, and receive answers from,

representatives of Lyons Bancorp concerning Lyons Bancorp. Any questions raised by the undersigned have been answered to the satisfaction of the undersigned.

7. The foregoing representations, warranties and acknowledgments are true and correct as of the date hereof, and each such representations, warranties and acknowledgments shall survive the undersigned's purchase of the common stock hereby. The undersigned agrees to notify Lyons Bancorp immediately after the time that any such representation is no longer true and correct.

Dated:_________________________

____
Signature(s) of Registered Holder(s)

Note: The above signature(s) must correspond with the name as written on the face of this Warrant Certificate in every particular, without alteration or enlargement or any change whatsoever.

TRANSFER FORM

[To be executed only upon transfer of the Warrants evidenced by this Warrant Certificate]

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto ______________________ the Warrants represented by the within Warrant Certificate, together with all right, title and interest therein, and does hereby irrevocably constitute and appoint ______________________ Attorney-in-Fact, to transfer same on the books of the Company with full power of substitution in the premises.

Dated:__________________________

____

Signature(s) of Registered Holder(s)

Note: The above signature(s) must correspond with the name as written on the face of this Warrant Certificate in every particular, without alteration or enlargement or any change whatsoever.

WITNESS:

____

PART III

EXHIBITS

INDEX TO EXHIBITS

Exhibit Number	
2.1(a)	Certificate of Incorporation of Lyons Bancorp, Inc.*
2.1(b)	Certificate of Amendment of Certificate of Incorporation of Lyons Bancorp, Inc. filed with the New York Department of State on July 29, 1987*
2.1(c)	Certificate of Amendment of the Certificate of Incorporation of Lyons Bancorp, Inc. filed with the New York Department of State on March 31, 1997*
2.1(d)	Certificate of Amendment of the Certificate of Incorporation of Lyons Bancorp, Inc. filed with the New York Department of State on December 30, 2003*
2.2	Bylaws of Lyons Bancorp, Inc.*
3.1	Form of Stock Certificate*
3.2	Form of Warrant Certificate (filed as Exhibit B to Offering Circular)*
3.3	Floating Rate Junior Subordinated Deferrable Interest Debenture of Lyons Bancorp., Inc. dated June 27, 2003, in favor of Alliance Bank, N.A., as Institutional Trustee for Lyons Capital Statutory Trust I
3.4	Indenture dated as of June 27, 2003, between Lyons Bancorp., Inc. and Alliance Bank, N.A., as debenture trustee
4.1	Shareholder Offering Order Form with Order Form Rider*
4.2	Community Offering Order Form with Order Form Rider*
6.1	Employment Agreement with Robert A. Schick dated February 19, 2003*
6.2	Employment Agreement with Clair J. Britt, Jr. dated February 19, 2003*

Exhibit Number	
6.3	Executive Salary Continuation Agreement between The Lyons National Bank and Robert A. Schick dated September 26, 2001*
6.4	Executive Salary Continuation Agreement between The Lyons National Bank and Clair J. Britt, Jr. dated September 26, 2001*
6.5	Life Insurance Endorsement Method Split Dollar Plan Agreement between Robert A. Schick and The Lyons National Bank dated September 26, 2001*
6.6	Life Insurance Endorsement Method Split Dollar Plan Agreement between Clair J. Britt, Jr. and The Lyons National Bank dated September 26, 2001*
6.7	Life Insurance Endorsement Method Split Dollar Plan Agreement between Kenneth M. Burt and The Lyons National Bank dated September 26, 2001*
6.8	Executive Salary Continuation Agreement between The Lyons National Bank and Kenneth M. Burt dated September 26, 2001*
6.9	Employment Agreement with Kenneth M. Burt dated February 19, 2003*
6.10	Director Fee Continuation Agreement with non-employee directors of The Lyons National Bank, and Schedule*
10.1	Consent of The Fagliarone Group, P.C.
10.2	Consent of Woods Oviatt Gilman LLP (to be filed by amendment)
11	Opinion of Woods Oviatt Gilman LLP as to the legality of the common stock and warrants covered by the Offering Statement (to be filed by amendment)
12.1	Tombstone Advertisement*
12.2	Tombstone Advertisement

Exhibit Number	
13.1	Solicitation of Interest Document dated January 22, 2004*
15.1	Management interview*

*Previously Filed

EXHIBIT 3.3

COPY

FLOATING RATE JUNIOR SUBORDINATED DEFERRABLE INTEREST DEBENTURE

THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), ANY STATE SECURITIES LAWS OR ANY OTHER APPLICABLE SECURITIES LAW. NEITHER THIS SECURITY NOR ANY INTEREST OR PARTICIPATION HEREIN MAY BE REOFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION OR UNLESS SUCH TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND ANY APPLICABLE STATE SECURITIES LAWS. THE HOLDER OF THIS SECURITY BY ITS ACCEPTANCE HEREOF AGREES TO OFFER, SELL OR OTHERWISE TRANSFER THIS SECURITY ONLY (A) TO THE COMPANY, (B) PURSUANT TO A REGISTRATION STATEMENT THAT HAS BEEN DECLARED EFFECTIVE UNDER THE SECURITIES ACT, (C) TO A PERSON WHOM THE SELLER REASONABLY BELIEVES IS A QUALIFIED INSTITUTIONAL BUYER IN A TRANSACTION MEETING THE REQUIREMENTS OF RULE 144A SO LONG AS THIS SECURITY IS ELIGIBLE FOR RESALE PURSUANT TO RULE 144A IN ACCORDANCE WITH RULE 144A, (D) TO A NON-U.S. PERSON IN AN OFFSHORE TRANSACTION IN ACCORDANCE WITH RULE 903 OR RULE 904 (AS APPLICABLE) OF REGULATION S UNDER THE SECURITIES ACT, (E) TO AN INSTITUTIONAL "ACCREDITED INVESTOR" WITHIN THE MEANING OF SUBPARAGRAPH (A) OF RULE 501 UNDER THE SECURITIES ACT THAT IS ACQUIRING THIS SECURITY FOR ITS OWN ACCOUNT, OR FOR THE ACCOUNT OF SUCH AN INSTITUTIONAL ACCREDITED INVESTOR, FOR INVESTMENT PURPOSES AND NOT WITH A VIEW TO, OR FOR OFFER OR SALE IN CONNECTION WITH, ANY DISTRIBUTION IN VIOLATION OF THE SECURITIES ACT, OR (F) PURSUANT TO ANY OTHER AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT, SUBJECT TO THE COMPANY'S RIGHT PRIOR TO ANY SUCH OFFER, SALE OR TRANSFER TO REQUIRE THE DELIVERY OF AN OPINION OF COUNSEL, CERTIFICATION AND/OR OTHER INFORMATION SATISFACTORY TO EACH OF THEM IN ACCORDANCE WITH THE INDENTURE, A COPY OF WHICH MAY BE OBTAINED FROM THE COMPANY.

THE HOLDER OF THIS SECURITY BY ITS ACCEPTANCE HEREOF ALSO AGREES, REPRESENTS AND WARRANTS THAT IT IS NOT AN EMPLOYEE BENEFIT, INDIVIDUAL RETIREMENT ACCOUNT OR OTHER PLAN OR ARRANGEMENT SUBJECT TO TITLE I OF THE EMPLOYMENT RETIREMENT INCOME SECURITY ACT OF 1974, AS AMENDED ("ERISA"), OR SECTION 4975 OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED (THE "CODE") (EACH A "PLAN"), OR AN ENTITY WHOSE UNDERLYING ASSETS INCLUDE "PLAN ASSETS" BY REASON OF ANY PLAN'S INVESTMENT IN THE ENTITY, AND NO PERSON INVESTING "PLAN ASSETS" OF ANY PLAN MAY ACQUIRE OR HOLD THE SECURITIES OR ANY INTEREST THEREIN, UNLESS SUCH PURCHASER OR HOLDER IS ELIGIBLE FOR EXEMPTIVE RELIEF AVAILABLE UNDER U.S. DEPARTMENT OF LABOR PROHIBITED TRANSACTION CLASS EXEMPTION 96-23, 95-60, 91-38, 90-1 OR 84-14

OR ANOTHER APPLICABLE EXEMPTION OR ITS PURCHASE AND HOLDING OF THIS SECURITY IS NOT PROHIBITED BY SECTION 406 OF ERISA OR SECTION 4975 OF THE CODE WITH RESPECT TO SUCH PURCHASE OR HOLDING. ANY PURCHASER OR HOLDER OF THE SECURITIES OR ANY INTEREST THEREIN WILL BE DEEMED TO HAVE REPRESENTED BY ITS PURCHASE AND HOLDING THEREOF THAT EITHER (i) IT IS NOT AN EMPLOYEE BENEFIT PLAN WITHIN THE MEANING OF SECTION 3(3) OF ERISA, OR A PLAN TO WHICH SECTION 4975 OF THE CODE IS APPLICABLE, A TRUSTEE OR OTHER PERSON ACTING ON BEHALF OF AN EMPLOYEE BENEFIT PLAN OR PLAN, OR ANY OTHER PERSON OR ENTITY USING THE ASSETS OF ANY EMPLOYEE BENEFIT PLAN OR PLAN TO FINANCE SUCH PURCHASE, OR (ii) SUCH PURCHASE WILL NOT RESULT IN A PROHIBITED TRANSACTION UNDER SECTION 406 OR OF ERISA OR SECTION 4975 OF THE CODE FOR WHICH THERE IS NO APPLICABLE STATUTORY OR ADMINISTRATIVE EXEMPTION.

THIS SECURITY WILL BE ISSUED AND MAY BE TRANSFERRED ONLY IN BLOCKS HAVING AN AGGREGATE PRINCIPAL AMOUNT OF NOT LESS THAN $100,000.00 AND MULTIPLES OF $1,000.00 IN EXCESS THEREOF. ANY ATTEMPTED TRANSFER OF THIS SECURITY IN A BLOCK HAVING AN AGGREGATE PRINCIPAL AMOUNT OF LESS THAN $100,000.00 SHALL BE DEEMED TO BE VOID AND OF NO LEGAL EFFECT WHATSOEVER.

THE HOLDER OF THIS SECURITY AGREES THAT IT WILL COMPLY WITH THE FOREGOING RESTRICTIONS.

IN CONNECTION WITH ANY TRANSFER, THE HOLDER WILL DELIVER TO THE REGISTRAR AND TRANSFER AGENT SUCH CERTIFICATE AND OTHER INFORMATION AS MAY BE REQUIRED BY THE INDENTURE TO CONFIRM THAT THE TRANSFER COMPLIES WITH THE FOREGOING RESTRICTIONS.

Floating Rate Junior Subordinated Deferrable Interest Debenture

of

LYONS BANCORP, INC.

June 27, 2003

Lyons Bancorp, Inc., a New York corporation (the "Company" which term includes any successor Person under the Indenture hereinafter referred to), for value received promises to pay to Alliance Bank, N.A. not in its individual capacity but solely as Institutional Trustee for Lyons Capital Statutory Trust I (the "Holder") or registered assigns, the principal sum of One Million Thirty-Five Thousand and 00/100 Dollars ($1,035,000) on June 27, 2033, and to pay interest on said principal sum from June 27, 2003, or from the most recent interest payment date (each such date, an "Interest Payment Date") to which interest has been paid or duly provided for, quarterly (subject to deferral as set forth herein) in arrears March 31, June 30, September 30 and

December 31 of each year commencing September 30, 2003, at an annual rate equal to 3.75% beginning on (and including) the date of original issuance and ending on (but excluding) September 30, 2003 and at an annual rate for each successive period beginning on (and including) September 30, 2003, and each succeeding Interest Payment Date, and ending on (but excluding) the next succeeding Interest Payment Date (each a "Distribution Period"), equal to 3-Month LIBOR, determined as described below, plus 2.75% (the "Coupon Rate") applied to the principal amount hereof, until the principal hereof is paid or duly provided for or made available for payment, and on any overdue principal and (without duplication) on any overdue installment of interest at the same rate per annum, compounded quarterly, from the dates such amounts are due until they are paid or made available for payment. As used herein, "Determination Date" means the date that is two London Banking Days (i.e., a day in which dealings in deposits in U.S. dollars are transacted in the London interbank market) preceding the commencement of the relevant Distribution Period. The amount of interest payable for any period will be computed on the basis of the actual number of days in the Distribution Period concerned divided by 360. In the event that any date on which interest is payable on this Debenture is not a Business Day, then a payment of the interest payable on such date will be made on the next succeeding day which is a Business Day (and without any interest or other payment in respect of any such delay), except that, if such Business Day is in the next succeeding calendar year, such payment shall be made on the immediately preceding Business Day, in each case with the same force and effect as if made on the date the payment was originally payable. The interest installment so payable, and punctually paid or duly provided for, on any Interest Payment Date will, as provided in the Indenture, be paid to the Person in whose name this Debenture (or one or more Predecessor Securities) is registered at the close of business on the regular record date for such interest installment, which shall be fifteen days prior to the day on which the relevant Interest Payment Date occurs. Any such interest installment not so punctually paid or duly provided for shall forthwith cease to be payable to the Holder on such regular record date and may be paid to the Person in whose name this Debenture (or one or more Predecessor Securities) is registered at the close of business on a special record date.

"3-Month LIBOR" as used herein, means the London interbank offered rate for three-month Eurodollar deposits determined by the Trustee in the following order of priority: (1) The rate (expressed as a percentage per annum) appearing in the Wall Street Journal, generally in the Money Rates section, for the particular Determination Date (as defined below) currently designated as "London Interbank Offered Rates (LIBOR)" for a maturity of three months. "London Interbank Offered Rates (LIBOR)" shall have the meaning set forth in the preceding sentence including any replacement designation by the Wall Street Journal in its publication of Money Rates which has the same meaning as "London Interbank Offered Rates (LIBOR)." (2) If such a rate is not published by the Wall Street Journal on the Determination Date, 3-Month LIBOR will be determined by reference to an alternative third party source (published or electronic) which is mutually agreed to in writing by the Company, the Trustee, and the holders of a majority of the outstanding Series A Capital Securities. The mutual agreement of utilizing the alternative third party source shall be set forth in a written agreement and attached as an addendum to this Indenture. (3) If mutual agreement to utilize an alternative third party source is not achieved prior to the applicable Determination Date, the Trustee may hold the Company and the holders of the majority of the outstanding Series A Capital Securities as to their best estimate of the 3-Month LIBOR, and including an estimate of its own for the 3-Month LIBOR (all of which best estimates will be documented in writing), determine the rate as of such Determination Date by taking the median of the three written estimates. (4) If less than three written estimates are provided under subparagraph (3) above, the rate shall be determined by reference to then current industry standards under the sole authority and discretion of the Trustee. With respect to any Determination Date for which the Trustee utilizes this subparagraph (4) to determine the rate for the first Distribution Period following a determination under any of the subparagraphs (1) through (3) above, the Trustee may, in its sole authority and discretion, use the rate determined for the previous Distribution Period. (5) If the rate that initially appears in the Wall Street Journal, or as determined in another method specified above, is determined to be incorrect and is superseded by a corrected rate by 12:00 p.m. (eastern standard time) on such Determination Date, then the corrected rate as so substituted will be the applicable rate for such Determination Date. As used herein, "Eurodollar" means U. S. dollar-denominated deposits at foreign banks or foreign branches of U. S. banks located in Europe.

The Coupon Rate for any Distribution Period will at no time be higher than the maximum rate then permitted by New York law as the same may be modified by United States law.

All percentages resulting from any calculations on the Debentures will be rounded, if necessary, to the nearest one hundred-thousandth of a percentage point, with five one-millionths of a percentage point rounded upward (e.g., 9.876545% or .09876545) being rounded to 9.87655% (or .0987655), and all dollar amounts used in or resulting from such calculation will be rounded to the nearest cent (with one-half cent being rounded upward).

The principal of and interest on this Debenture shall be payable at the office or agency of the Trustee (or other paying agent appointed by the Company) maintained for that purpose in any coin or currency of the United States of America that at the time of payment is legal tender for payment of public and private debts; provided, however, that payment of interest may be made by check mailed to the registered holder at such address as shall appear in the Debenture Register if a request for a wire transfer by such holder has not been received by the Company or by wire transfer to an account appropriately designated by the holder hereof. Notwithstanding the foregoing, so long as the holder of this Debenture is the Institutional Trustee, the payment of the principal of and interest on this Debenture will be made in immediately available funds at such place and to such account as may be designated by the Trustee.

So long as no Event of Default has occurred and is continuing, the Company shall have the right, from time to time, and without causing an Event of Default, to defer payments of interest on the Debentures by extending the interest payment period on the Debentures at any time and from time to time during the term of the Debentures, for up to 20 consecutive quarterly periods (each such extended interest payment period, an "Extension Period"), during which Extension Period no interest shall be due and payable. No Extension Period may end on a date other than an Interest Payment Date. At the end of any such Extension Period the Company shall pay all interest then accrued and unpaid on the Debentures (together with Additional Interest thereon); provided, however, that no Extension Period may extend beyond the Maturity Date; provided further, however, that during any such Extension Period, the Company shall not and shall not permit any Affiliate to (i) declare or pay any dividends or distributions on, or redeem, purchase, acquire, or make a liquidation payment with respect to, any of the Company's or, such

Affiliate's capital stock (other than payments of dividends or distributions to the Company) or make any guarantee payments with respect to the foregoing or (ii) make any payment of principal of or interest or premium, if any, on or repay, repurchase or redeem any debt securities of the Company or any Affiliate that rank *pari passu* in all respects with or junior in interest to the Debentures (other than, with respect to clauses (i) and (ii) above), (a) repurchases, redemptions or other acquisitions of shares of capital stock of the Company in connection with any employment contract, benefit plan or other similar arrangement with or for the benefit of one or more employees, officers, directors or consultants, in connection with a dividend reinvestment or stockholder stock purchase plan or in connection with the issuance of capital stock of the Company (or securities convertible into or exercisable for such capital stock) as consideration in an acquisition transaction entered into prior to the applicable Extension Period, (b) as a result of any exchange or conversion of any class or series of the Company's capital stock (or any capital stock of a subsidiary of the Company) for any class or series of the Company's capital stock or of any class or series of the Company's indebtedness for any class or series of the Company's capital stock, (c) the purchase of fractional interests in shares of the Company's capital stock pursuant to the conversion or exchange provisions of such capital stock or the security being converted or exchanged, (d) any declaration of a dividend in connection with any stockholder's rights plan, or the issuance of rights, stock or other property under any stockholder's rights plan, or the redemption or repurchase of rights pursuant thereto, (e) any dividend in the form of stock, warrants, options or other rights where the dividend stock or the stock issuable upon exercise of such warrants, options or other rights is the same stock as that on which the dividend is being paid or ranks *pari passu* with or junior to such stock and any cash payments in lieu of fractional shares issued in connection therewith, or (f) payments under the Series A Capital Securities Guarantee). Prior to the termination of any Extension Period, the Company may further extend such period, provided that such period together with all such previous and further consecutive extensions thereof shall not exceed 20 consecutive quarterly periods, or extend beyond the Maturity Date. Upon the termination of any Extension Period and upon the payment of all accrued and unpaid interest and Additional Interest, the Company may commence a new Extension Period, subject to the foregoing requirements. No interest or Additional Interest shall be due and payable during an Extension Period, except at the end thereof, but each installment of interest that would otherwise have been due and payable during such Extension Period shall bear Additional Interest. The Company must give the Trustee notice of its election to begin such Extension Period at least 5 Business Days prior to the earlier of (i) the date interest on the Debentures would have been payable except for the election to begin such Extension Period or (ii) the date such interest is payable, but in any event not less than 5 Business Days prior to such record date.

The indebtedness evidenced by this Debenture is, to the extent provided in the Indenture, subordinate and junior in right of payment to the prior payment in full of all Senior Indebtedness, and this Debenture is issued subject to the provisions of the Indenture with respect thereto. Each holder of this Debenture, by accepting the same, (a) agrees to and shall be bound by such provisions, (b) authorizes and directs the Trustee on his or her behalf to take such action as may be necessary or appropriate to acknowledge or effectuate the subordination so provided and (c) appoints the Trustee his or her attorney-in-fact for any and all such purposes. Each holder hereof, by his or her acceptance hereof, hereby waives all notice of the acceptance of the subordination provisions contained herein and in the Indenture by each holder of Senior Indebtedness, whether now outstanding or hereafter incurred, and waives reliance by each such holder upon said provisions.

This Debenture shall not be entitled to any benefit under the Indenture hereinafter referred to, be valid or become obligatory for any purpose until the certificate of authentication hereon shall have been signed by or on behalf of the Trustee.

Capitalized terms used and not defined in this Debenture shall have the meanings assigned in the Indenture dated as of the date of this Debenture between the Trustee and the Company.

IN WITNESS WHEREOF, the Company has duly executed this certificate.

LYONS BANCORP, INC.

By ______________________

Name: Robert A. Schick

Title: President

COPY

CERTIFICATE OF AUTHENTICATION

This is one of the Debentures referred to in the within-mentioned Indenture.

ALLIANCE BANK, N.A.,
as Trustee

By: ______________________
Authorized Officer

COPY

EXHIBIT 3.4

LYONS BANCORP, INC.,
as Issuer

INDENTURE

Dated as of June 27, 2003

ALLIANCE BANK, N.A.,
as Trustee

FLOATING RATE JUNIOR SUBORDINATED DEFERRABLE INTEREST DEBENTURES

DUE 2033

TABLE OF CONTENTS

Page

THIS INDENTURE, dated as of June 27, 2003, between Lyons Bancorp, Inc., a New York corporation (the "Company"), and Alliance Bank, N.A., a national Bank, as debenture trustee (the "Trustee"),

WITNESSETH:

WHEREAS, for its lawful corporate purposes, the Company has duly authorized the issuance of its Floating Rate Junior Subordinated Deferrable Interest Debentures due 2033 (the "Debentures") under this Indenture to provide, among other things, for the execution and authentication, delivery and administration thereof, the Company has duly authorized the execution of this Indenture; and

WHEREAS, all acts and things necessary to make this Indenture a valid agreement according to its terms, have been done and performed;

NOW, THEREFORE, This Indenture Witnesseth:

In consideration of the premises, and the purchase of the Debentures by the holders thereof, the Company covenants and agrees with the Trustee for the equal and proportionate benefit of the respective holders from time to time of the Debentures as follows:

ARTICLE I.
DEFINITIONS

Section 1.1. **Definitions**. The terms defined in this Section 1.1 (except as herein otherwise expressly provided or unless the context otherwise requires) for all purposes of this Indenture and of any indenture supplemental hereto shall have the respective meanings specified in this Section 1.1. All accounting terms used herein and not expressly defined shall have the meanings assigned to such terms in accordance with generally accepted accounting principles and the term "generally accepted accounting principles" means such accounting principles as are generally accepted in the United States at the time of any computation. The words "herein," "hereof" and "hereunder" and other words of similar import refer to this Indenture as a whole and not to any particular Article, Section or other subdivision.

"Additional Interest" means interest, if any, that shall accrue on any interest on the Debentures the payment of which has not been made on the applicable Interest Payment Date and which shall accrue at the Interest Rate, compounded quarterly (to the extent permitted by law).

"Additional Junior Indebtedness" means, without duplication and other than the Debentures, any indebtedness, liabilities or obligations of the Company, or any Affiliate of the Company, under debt securities (or guarantees in respect of debt securities) initially issued to any trust, or a trustee of a trust, partnership or other entity affiliated with the Company that is, directly or indirectly, a finance subsidiary (as such term is defined in Rule 3a-5 under the Investment Company Act of 1940) or other financing vehicle of the Company or any Affiliate of the Company in connection with the issuance by that entity of preferred securities or other securities that are eligible to qualify for Tier 1 capital treatment (or its then equivalent) for purposes of the capital adequacy guidelines of the Federal Reserve, as then in effect and applicable to the Company (or, if the Company is not a bank holding company, such guidelines applied to the Company as if the Company were subject to such guidelines); provided, however, that the inability of the Company to treat all or any portion of the Additional Junior Indebtedness as Tier 1 capital shall not disqualify it as Additional Junior Indebtedness if such inability results from the Company having cumulative preferred stock, minority interests in consolidated subsidiaries, or any other class of security or interest which the Federal Reserve now or may hereafter accord Tier 1 capital treatment (including the Debentures) in excess of the amount which may qualify for treatment as Tier 1 capital under applicable capital adequacy guidelines.

"Additional Sums" has the meaning set forth in Section 3.6.

"Affiliate" has the same meaning as given to that term in Rule 405 of the Securities Act or any successor rule thereunder.

"Authenticating Agent" means any agent or agents of the Trustee which at the time shall be appointed and acting pursuant to Section 6.12.

"Bankruptcy Law" means Title 11, U.S. Code, or any similar federal or state law for the relief of debtors.

"Board of Directors" means the board of directors or the executive committee or any other duly authorized designated officers of the Company.

"Board Resolution" means a copy of a resolution certified by the Secretary or an Assistant Secretary of the Company to have been duly adopted by the Board of Directors and to be in full force and effect on the date of such certification and delivered to the Trustee.

"Business Day" means any day other than a Saturday, Sunday or any other day on which banking institutions in New York City are permitted or required by any applicable law to close.

"Series A Capital Securities Guarantee" means the guarantee agreement that the Company enters into with Alliance Bank, N.A., as guarantee trustee, or other Persons that operates directly or indirectly for the benefit of holders of Series A Capital Securities of the Trust.

"Capital Treatment Event" means the receipt by the Company of an opinion of counsel experienced in such matters that, as a result of the occurrence of any amendment to, or change (including any announced prospective change) in, the laws of the United States or any political subdivision thereof or therein, or as the result of any official or administrative pronouncement or action or decision interpreting or applying such laws, rules or regulations, which amendment or change is effective or which pronouncement, action or decision is announced on or after the date of issuance of the Debentures, there is more than an insubstantial risk that the Company will not be entitled to treat an amount equal to the aggregate Liquidation Amount of the Debentures as "Tier 1 Capital" (or its then equivalent) for purposes of the capital adequacy guidelines of the

Federal Reserve, as then in effect and applicable to the Company (or if the Company is not a bank holding company, such guidelines applied to the Company as if the Company were subject to such guidelines); provided, however, that the inability of the Company to treat all or any portion of the Liquidation Amount of the Debentures as Tier 1 Capital shall not constitute the basis for a Capital Treatment Event if such inability results from the Company having cumulative preferred stock, minority interests in consolidated subsidiaries, or any other class of security or interest which the Federal Reserve or OTS, as applicable, now or may hereafter accord Tier 1 Capital treatment in excess of the amount which may qualify for treatment as Tier 1 Capital under applicable capital adequacy guidelines; provided further, however, that the distribution of Debentures in connection with the dissolution of the Trust shall not in and of itself constitute a Capital Treatment Event unless such dissolution shall have occurred in connection with a Tax Event or an Investment Company Event.

"Certificate" means a certificate signed by any one of the principal executive officer, the principal financial officer or the principal accounting officer of the Company.

"Common Securities" means undivided beneficial interests in the assets of the Trust which rank *pari passu* with Series A Capital Securities issued by the Trust; provided, however, that upon the occurrence of an Event of Default (as defined in the Declaration), the rights of holders of such Common Securities to payment in respect of distributions and payments upon liquidation, redemption and otherwise are subordinated to the rights of holders of such Series A Capital Securities.

"Company" means Lyons Bancorp, Inc., a New York corporation, and, subject to the provisions of Article XI, shall include its successors and assigns.

"Coupon Rate" has the meaning set forth in Section 2.8.

"Debenture" or "Debentures" has the meaning stated in the first recital of this Indenture.

"Debenture Register" has the meaning specified in Section 2.5.

"Declaration" means the Amended and Restated Declaration of Trust of the Trust, as amended or supplemented from time to time.

"Default" means any event, act or condition that with notice or lapse of time, or both, would constitute an Event of Default.

"Defaulted Interest" has the meaning set forth in Section 2.8.

"Distribution Period" has the meaning set forth in Section 2.8.

"Determination Date" has the meaning set forth in Section 2.10.

"Event of Default" means any event specified in Section 5.1, continued for the period of time, if any, and after the giving of the notice, if any, therein designated.

"Extension Period" has the meaning set forth in Section 2.11.

"Federal Reserve" means the Board of Governors of the Federal Reserve System, its staff, and the staff of any appropriate District Reserve Bank of the Federal Reserve System, and any successor federal agency that is primarily responsible for regulating the activities of bank holding companies.

"Indenture" means this instrument as originally executed or, if amended or supplemented as herein provided, as so amended or supplemented, or both.

"Institutional Trustee" has the meaning set forth in the Declaration.

"Interest Payment Date" means each March 31, June 30, September 30, and December 31 during the term of this Indenture.

"Interest Rate" means for the period beginning on (and including) the date of original issuance and ending on (but excluding) September 30, 2003 the rate per annum of 3.75% and for each Distribution Period thereafter, the Coupon Rate (as set forth in Section 2.8).

"Investment Company Event" means the receipt by the Company and the Trust of an opinion of counsel experienced in such matters to the effect that, as a result of the occurrence of a change in law or regulation or written change (including any announced prospective change) in interpretation or application of law or regulation by any legislative body, court, governmental agency or regulatory authority, there is more than an insubstantial risk that the Trust is or will be considered an "investment company" that is required to be registered under the Investment Company Act of 1940, as amended which change or prospective change becomes effective or would become effective, as the case may be, on or after the date of the issuance of the Debentures.

"Liquidation Amount" means the stated amount of $1,000.00 per Trust Security.

"Maturity Date" means June 27, 2033.

"Officers' Certificate" means a certificate signed by the Chairman of the Board, the Vice Chairman, the President, any Managing Director or any Vice President, and by the Treasurer, an Assistant Treasurer, the Comptroller, an Assistant Comptroller, the Secretary or an Assistant Secretary of the Company, and delivered to the Trustee. Each such certificate shall include the statements provided for in Section 14.6 if and to the extent required by the provisions of such Section.

"Opinion of Counsel" means an opinion in writing signed by legal counsel, who may be an employee of or counsel to the Company, or may be other counsel reasonably satisfactory to the Trustee. Each such opinion shall include the statements provided for in Section 14.6 if and to the extent required by the provisions of such Section.

"OTS" means the Office of Thrift Supervision and any successor federal agency that is primarily responsible for regulating the activities of savings and loan holding companies.

The term "outstanding," when used with reference to Debentures, means, subject to the provisions of Section 7.4, as of any particular time, all Debentures authenticated and delivered by the Trustee or the Authenticating Agent under this Indenture, except:

(a) Debentures theretofore canceled by the Trustee or the Authenticating Agent or delivered to the Trustee for cancellation;

(b) Debentures, or portions thereof, for the payment or redemption of which moneys in the necessary amount shall have been deposited in trust with the Trustee or with any paying agent (other than the Company) or shall have been set aside and segregated in trust by the Company (if the Company shall act as its own paying agent); provided, however, that, if such Debentures, or portions thereof, are to be redeemed prior to maturity thereof, notice of such redemption shall have been given as provided in Section 10.3 or provision satisfactory to the Trustee shall have been made for giving such notice;

(c) Debentures paid pursuant to Section 2.6 or in lieu of or in substitution for which other Debentures shall have been authenticated and delivered pursuant to the terms of Section 2.6 unless proof satisfactory to the Company and the Trustee is presented that any such Debentures are held by bona fide holders in due course; and

(d) Debentures held in accordance with Section 7.4 hereof.

"Person" means any individual, corporation, limited liability company, partnership, joint venture, association, joint-stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

"Predecessor Security" of any particular Debenture means every previous Debenture evidencing all or a portion of the same debt as that evidenced by such particular Debenture; and, for the purposes of this definition, any Debenture authenticated and delivered under Section 2.6 in lieu of a lost, destroyed or stolen Debenture shall be deemed to evidence the same debt as the lost, destroyed or stolen Debenture.

"Principal Office of the Trustee," or other similar term, means the office of the Trustee, at which at any particular time its corporate trust business shall be principally administered, which at the time of the execution of this Indenture shall be 18th Floor, MONY Tower II, 120 Madison Street, Syracuse, New York 13202.

"Redemption Date" has the meaning set forth in Section 10.1.

"Redemption Price" means the price set forth in the following table for any Redemption Date that occurs within the twelve-month period beginning in the relevant year indicated below, expressed as the percentage of the principal amount of the Debentures being redeemed:

Year Beginning	Percentage
June 27, 2008	101%
June 27, 2009	100.8%
June 27, 2010	100.6%
June 27, 2011	100.4%
June 27, 2012	100.2%
June 27, 2013 and after	100%

plus accrued and unpaid interest on such Debentures to the Redemption Date.

"Responsible Officer" means, with respect to the Trustee, any officer within the Principal Office of the Trustee, including any vice-president, any assistant vice-president, any secretary, any assistant secretary, the treasurer, any assistant treasurer, any trust officer or other officer of the Principal Trust Office of the Trustee customarily performing functions similar to those performed by any of the above designated officers and also means, with respect to a particular corporate trust matter, any other officer to whom such matter is referred because of that officer's knowledge of and familiarity with the particular subject.

"Securities Act" means the Securities Act of 1933, as amended from time to time or any successor legislation.

"Securityholder," "holder of Debentures," or other similar terms, means any Person in whose name at the time a particular Debenture is registered on the register kept by the Company or the Trustee for that purpose in accordance with the terms hereof.

"Senior Indebtedness" means, with respect to the Company, (i) the principal, premium, if any, and interest in respect of (A) indebtedness of the Company for money borrowed and (B) indebtedness evidenced by securities, debentures, notes, bonds or other similar instruments issued by the Company; (ii) all capital lease obligations of the Company; (iii) all obligations of the Company issued or assumed as the deferred purchase price of property, all conditional sale obligations of the Company and all obligations of the Company under any title retention agreement; (iv) all obligations of the Company for the reimbursement of any letter of credit, any banker's acceptance, any security purchase facility, any repurchase agreement or similar arrangement, any interest rate swap, any other hedging arrangement, any obligation under options or any similar credit or other transaction; (v) all obligations of the type referred to in clauses (i) through (iv) above of other Persons for the payment of which the Company is responsible or liable as obligor, guarantor or otherwise; and (vi) all obligations of the type referred to in clauses (i) through (v) above of other Persons secured by any lien on any property or asset of the Company (whether or not such obligation is assumed by the Company), whether incurred on or prior to the date of this Indenture or thereafter incurred. Notwithstanding the foregoing, "Senior Indebtedness" shall not include (1) any Additional Junior Indebtedness, (2) Debentures issued pursuant to this Indenture and guarantees in respect of such Debentures, (3) trade accounts payable of the Company arising in the ordinary course of business (such trade accounts payable being *pari passu* in right of payment to the Debentures), or (4) obligations with respect to which (a) in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is provided that such obligations are *pari passu*, junior or otherwise not superior in right of payment to the Debentures and (b) the Company, prior to the issuance thereof, has notified (and, if then required under the applicable guidelines of the regulating entity, has received approval from) the Federal Reserve (if the Company is a bank holding company) or the OTS (if the Company is a savings and loan holding company). Senior Indebtedness shall continue to be Senior Indebtedness and be entitled to the subordination provisions irrespective of any amendment, modification or waiver of any term of such Senior Indebtedness.

"Series A Capital Securities" means undivided beneficial interests in the assets of Lyons Capital Trust I which rank *pari passu* with Common Securities issued by the Trust; provided, however, that upon the occurrence of an Event of Default (as defined in the Declaration), the rights of holders of such Common Securities to payment in respect of distributions and payments upon liquidation, redemption and otherwise are subordinated to the rights of holders of such Series A Capital Securities.

"Special Event" means any of a Capital Treatment Event, an Investment Company Event or a Tax Event.

"Special Redemption Date" has the meaning set forth in Section 10.2.

"Special Redemption Price" means (i) if the Special Redemption Date is before June 27, 2008, an amount in cash equal to 101% of the principal amount of the Debentures to be prepaid, plus accrued and unpaid interest on such Debentures to such Special Redemption Date, or (ii) if the Special Redemption Date is on or after June 27, 2008, the price for the Debentures set forth in the table under the definition of "Redemption Price" for such Special Redemption Date, plus accrued and unpaid interest on such Debentures to such Special Redemption Date.

"Subsidiary" means with respect to any Person, (i) any corporation at least a majority of the outstanding voting stock of which is owned, directly or indirectly, by such Person or by one or more of its Subsidiaries, or by such Person and one or more of its Subsidiaries, (ii) any general partnership, joint venture or similar entity, at least a majority of the outstanding partnership or similar interests of which shall at the time be owned by such Person, or by one or more of its Subsidiaries, or by such Person and one or more of its Subsidiaries and (iii) any limited partnership of which such Person or any of its Subsidiaries is a general partner. For the purposes of this definition, "voting stock" means shares, interests, participations or other equivalents in the equity interest (however designated) in such Person having ordinary voting power for the election of a majority of the directors (or the equivalent) of such Person, other than shares, interests, participations or other equivalents having such power only by reason of the occurrence of a contingency.

"Tax Event" means the receipt by the Company and the Trust of an opinion of counsel experienced in such matters to the effect that, as a result of any amendment to or change (including any announced prospective change) in the laws or any regulations thereunder of the United States or any political subdivision or taxing authority thereof or therein, or as a result of any official administrative pronouncement (including any private letter ruling, technical advice memorandum, field service advice, regulatory procedure, notice or announcement, including any notice or announcement of intent to adopt such procedures or regulations (an "Administrative Action")) or judicial decision interpreting or applying such laws or regulations, regardless of whether such Administrative Action or judicial decision is issued to or in connection with a proceeding involving the Company or the Trust and whether or not subject to review or appeal, which amendment, clarification, change, Administrative Action or decision is enacted, promulgated or announced, in each case on or after the date of issuance of the Debentures, there is more than an insubstantial risk that: (i) the Trust is, or will be within 90 days of the date of such opinion, subject to United States federal income tax with respect to income received or accrued on the Debentures; (ii) interest payable by the Company on the Debentures is not, or within 90 days of the date of such opinion, will not be, deductible by the Company, in whole or in part, for United States federal income tax or New York State income tax purposes; or (iii) the Trust is, or will be within 90 days of the date of such opinion, subject to more than a de minimis amount of other taxes, duties or other governmental charges.

"3-Month LIBOR" has the meaning set forth in Section 2.10.

"Trust" shall mean Lyons Capital Statutory Trust I, a Connecticut statutory trust, or any other similar trust created for the purpose of issuing Series A Capital Securities in connection with the issuance of Debentures under this Indenture, of which the Company is the sponsor.

"Trust Securities" means Common Securities and Series A Capital Securities of the Trust.

"Trustee" means Alliance Bank, N.A., and, subject to the provisions of Article VI hereof, shall also include its successors and assigns as Trustee hereunder.

ARTICLE II.
DEBENTURES

Section 2.1. Authentication and Dating. Upon the execution and delivery of this Indenture, or from time to time thereafter, Debentures in an aggregate principal amount not in excess of $1,035,000 may be executed and delivered by the Company to the Trustee for authentication, and the Trustee shall thereupon authenticate and make available for delivery said Debentures to or upon the written order of the Company, signed by its Chief Executive Officer, President, or one of its Vice Presidents without any further action by the Company hereunder. In authenticating such Debentures, and accepting the additional responsibilities under this Indenture in relation to such Debentures, the Trustee shall be entitled to receive, and (subject to Section 6.1) shall be fully protected in relying upon:

(a) a copy of any Board Resolution or Board Resolutions relating thereto and, if applicable, an appropriate record of any action taken pursuant to such resolution, in each case certified by the Secretary or an Assistant Secretary of the Company, as the case may be; and

(b) an Opinion of Counsel prepared in accordance with Section 14.6 which shall also state:

(1) that such Debentures, when authenticated and delivered by the Trustee and issued by the Company in each case in the manner and subject to any conditions specified in such Opinion of Counsel, will constitute valid and legally binding obligations of the Company, subject to or limited by applicable bankruptcy, insolvency, reorganization, conservatorship, receivership, moratorium and other statutory or decisional laws relating to or affecting creditors' rights or the reorganization of financial institutions (including, without limitation, preference and fraudulent conveyance or transfer laws), heretofore or hereafter enacted or in effect, affecting the rights of creditors generally; and

(2) that all laws and requirements in respect of the execution and delivery by the Company of the Debentures have been complied with and that authentication and delivery of the Debentures by the Trustee will not violate the terms of this Indenture.

The Trustee shall have the right to decline to authenticate and deliver any Debentures under this Section if the Trustee, being advised in writing by counsel, determines that such action may not lawfully be taken or if a Responsible Officer of the Trustee in good faith shall determine that such action would expose the Trustee to personal liability to existing holders.

The definitive Debentures shall be typed, printed, lithographed or engraved on steel engraved borders or may be produced in any other manner, all as determined by the officers executing such Debentures, as evidenced by their execution of such Debentures.

Section 2.2. **__Form of Trustee's Certificate of Authentication__.** The Trustee's certificate of authentication on all Debentures shall be in substantially the following form:

This is one of the Debentures referred to in the within-mentioned Indenture.

______________________________________, as Trustee

By______________________________________
Authorized Signer

Section 2.3. **__Form and Denomination of Debentures__.** The Debentures shall be in registered, certificated form without coupons and in minimum denominations of $100,000 and any multiple of $1,000 in excess thereof. Any attempted transfer of the Debentures in a block having an aggregate principal amount of less than $100,000.00 shall be deemed to be voided and of no legal effect whatsoever. Any such purported transferee shall be deemed not to be a holder of such Debentures for any purpose, including, but not limited to the receipt of payments on such Debentures, and such purported transferee shall be deemed to have no interest whatsoever in such Debentures. The Debentures shall be numbered, lettered, or otherwise distinguished in such manner or in accordance with such plans as the officers executing the same may determine with the approval of the Trustee as evidenced by the execution and authentication thereof.

Section 2.4. Execution of Debentures. The Debentures shall be signed in the name and on behalf of the Company by the manual or facsimile signature of its Chairman of the Board of Directors, Vice Chairman, President, one of its Managing Directors or one of its Executive Vice Presidents, Senior Vice Presidents or Vice Presidents. Only such Debentures as shall bear thereon a certificate of authentication substantially in the form herein before recited, executed by the Trustee or the Authenticating Agent by the manual signature of an authorized signer, shall be entitled to the benefits of this Indenture or be valid or obligatory for any purpose. Such certificate by the Trustee or the Authenticating Agent upon any Debenture executed by the Company shall be conclusive evidence that the Debenture so authenticated has been duly authenticated and delivered hereunder and that the holder is entitled to the benefits of this Indenture.

In case any officer of the Company who shall have signed any of the Debentures shall cease to be such officer before the Debentures so signed shall have been authenticated and delivered by the Trustee or the Authenticating Agent, or disposed of by the Company, such Debentures nevertheless may be authenticated and delivered or disposed of as though the Person who signed such Debentures had not ceased to be such officer of the Company; and any Debenture may be signed on behalf of the Company by such Persons as, at the actual date of the execution of such Debenture, shall be the proper officers of the Company, although at the date of the execution of this Indenture any such person was not such an officer.

Every Debenture shall be dated the date of its authentication.

Section 2.5. Exchange and Registration of Transfer of Debentures. The Company shall cause to be kept, at the office or agency maintained for the purpose of registration of transfer and for exchange as provided in Section 3.2, a register (the "Debenture Register") for the Debentures issued hereunder in which, subject to such reasonable regulations as it may prescribe, the Company shall provide for the registration and transfer of all Debentures as in this Article II provided. The Debenture Register shall be in written form or in any other form capable of being converted into written form within a reasonable time.

Debentures to be exchanged may be surrendered at the principal corporate trust office of the Trustee or at any office or agency to be maintained by the Company for such purpose as provided in Section 3.2, and the Company shall execute, the Company or the Trustee shall register and the Trustee or the Authenticating Agent shall authenticate and make available for delivery in exchange therefor the Debenture or Debentures which the Securityholder making the exchange shall be entitled to receive. Upon due presentment for registration of transfer of any Debenture at the principal corporate trust office of the Trustee or at any office or agency of the Company maintained for such purpose as provided in Section 3.2, the Company shall execute, the Company or the Trustee shall register and the Trustee or the Authenticating Agent shall authenticate and make available for delivery in the name of the transferee or transferees a new Debenture for a like aggregate principal amount. Registration or registration of transfer of any

Debenture by the Trustee or by any agent of the Company appointed pursuant to Section 3.2, and delivery of such Debenture, shall be deemed to complete the registration or registration of transfer of such Debenture.

All Debentures presented for registration of transfer or for exchange or payment shall (if so required by the Company or the Trustee or the Authenticating Agent) be duly endorsed by, or be accompanied by a written instrument or instruments of transfer in form satisfactory to the Company and the Trustee or the Authenticating Agent duly executed by the holder or his attorney duly authorized in writing.

No service charge shall be made for any exchange or registration of transfer of Debentures, but the Company or the Trustee may require payment of a sum sufficient to cover any tax, fee or other governmental charge that may be imposed in connection therewith.

The Company or the Trustee shall not be required to exchange or register a transfer of any Debenture for a period of 15 days next preceding the date of selection of Debentures for redemption.

Notwithstanding anything herein to the contrary, Debentures may not be transferred except in compliance with the restricted securities legend set forth below, unless otherwise determined by the Company, upon the advice of counsel expert in securities law, in accordance with applicable law:

THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), ANY STATE SECURITIES LAWS OR ANY OTHER APPLICABLE SECURITIES LAW. NEITHER THIS SECURITY NOR ANY INTEREST OR PARTICIPATION HEREIN MAY BE REOFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION OR UNLESS SUCH TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND ANY APPLICABLE STATE SECURITIES LAWS. THE HOLDER OF THIS SECURITY BY ITS ACCEPTANCE HEREOF AGREES TO OFFER, SELL OR OTHERWISE TRANSFER THIS SECURITY ONLY (A) TO THE COMPANY, (B) PURSUANT TO A REGISTRATION STATEMENT THAT HAS BEEN DECLARED EFFECTIVE UNDER THE SECURITIES ACT, (C) TO A PERSON WHOM THE SELLER REASONABLY BELIEVES IS A QUALIFIED INSTITUTIONAL BUYER IN A TRANSACTION MEETING THE REQUIREMENTS OF RULE 144A SO LONG AS THIS SECURITY IS ELIGIBLE FOR RESALE PURSUANT TO RULE 144A IN ACCORDANCE WITH RULE 144A, (D) TO A NON-U.S. PERSON IN AN OFFSHORE TRANSACTION IN ACCORDANCE WITH RULE 903 OR RULE 904 (AS APPLICABLE) OF REGULATION S UNDER THE SECURITIES ACT, (E) TO AN INSTITUTIONAL "ACCREDITED INVESTOR" WITHIN THE MEANING OF SUBPARAGRAPH (A) OF RULE 501 UNDER THE SECURITIES ACT THAT IS ACQUIRING THIS SECURITY FOR ITS OWN ACCOUNT, OR FOR THE ACCOUNT OF SUCH AN INSTITUTIONAL ACCREDITED INVESTOR, FOR INVESTMENT PURPOSES AND NOT WITH A VIEW TO, OR FOR OFFER OR SALE IN CONNECTION WITH, ANY DISTRIBUTION IN VIOLATION OF

THE SECURITIES ACT, OR (F) PURSUANT TO ANY OTHER AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT, SUBJECT TO THE COMPANY'S RIGHT PRIOR TO ANY SUCH OFFER, SALE OR TRANSFER TO REQUIRE THE DELIVERY OF AN OPINION OF COUNSEL, CERTIFICATION AND/OR OTHER INFORMATION SATISFACTORY TO EACH OF THEM IN ACCORDANCE WITH THE INDENTURE, A COPY OF WHICH MAY BE OBTAINED FROM THE COMPANY.

THE HOLDER OF THIS SECURITY BY ITS ACCEPTANCE HEREOF ALSO AGREES, REPRESENTS AND WARRANTS THAT IT IS NOT AN EMPLOYEE BENEFIT, INDIVIDUAL RETIREMENT ACCOUNT OR OTHER PLAN OR ARRANGEMENT SUBJECT TO TITLE I OF THE EMPLOYMENT RETIREMENT INCOME SECURITY ACT OF 1974, AS AMENDED ("ERISA"), OR SECTION 4975 OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED (THE "CODE") (EACH A "PLAN"), OR AN ENTITY WHOSE UNDERLYING ASSETS INCLUDE "PLAN ASSETS" BY REASON OF ANY PLAN'S INVESTMENT IN THE ENTITY, AND NO PERSON INVESTING "PLAN ASSETS" OF ANY PLAN MAY ACQUIRE OR HOLD THE SECURITIES OR ANY INTEREST THEREIN, UNLESS SUCH PURCHASER OR HOLDER IS ELIGIBLE FOR EXEMPTIVE RELIEF AVAILABLE UNDER U.S. DEPARTMENT OF LABOR PROHIBITED TRANSACTION CLASS EXEMPTION 96-23, 95-60, 91-38, 90-1 OR 84-14 OR ANOTHER APPLICABLE EXEMPTION OR ITS PURCHASE AND HOLDING OF THIS SECURITY IS NOT PROHIBITED BY SECTION 406 OF ERISA OR SECTION 4975 OF THE CODE WITH RESPECT TO SUCH PURCHASE OR HOLDING. ANY PURCHASER OR HOLDER OF THE SECURITIES OR ANY INTEREST THEREIN WILL BE DEEMED TO HAVE REPRESENTED BY ITS PURCHASE AND HOLDING THEREOF THAT EITHER (i) IT IS NOT AN EMPLOYEE BENEFIT PLAN WITHIN THE MEANING OF SECTION 3(3) OF ERISA, OR A PLAN TO WHICH SECTION 4975 OF THE CODE IS APPLICABLE, A TRUSTEE OR OTHER PERSON ACTING ON BEHALF OF AN EMPLOYEE BENEFIT PLAN OR PLAN, OR ANY OTHER PERSON OR ENTITY USING THE ASSETS OF ANY EMPLOYEE BENEFIT PLAN OR PLAN TO FINANCE SUCH PURCHASE, OR (ii) SUCH PURCHASE WILL NOT RESULT IN A PROHIBITED TRANSACTION UNDER SECTION 406 OR ERISA OR SECTION 4975 OF THE CODE FOR WHICH THERE IS NO APPLICABLE STATUTORY OR ADMINISTRATIVE EXEMPTION.

THIS SECURITY WILL BE ISSUED AND MAY BE TRANSFERRED ONLY IN BLOCKS HAVING AN AGGREGATE PRINCIPAL AMOUNT OF NOT LESS THAN $100,000.00 AND MULTIPLES OF $1,000.00 IN EXCESS THEREOF. ANY ATTEMPTED TRANSFER OF THIS SECURITY IN A BLOCK HAVING AN AGGREGATE PRINCIPAL AMOUNT OF LESS THAN $100,000.00 SHALL BE DEEMED TO BE VOID AND OF NO LEGAL EFFECT WHATSOEVER.

THE HOLDER OF THIS SECURITY AGREES THAT IT WILL COMPLY WITH THE FOREGOING RESTRICTIONS.

Section 2.6. Mutilated, Destroyed, Lost or Stolen Debentures. In case any Debenture shall become mutilated or be destroyed, lost or stolen, the Company shall execute, and upon its written request the Trustee shall authenticate and deliver, a new Debenture bearing a number not contemporaneously outstanding, in exchange and substitution for the mutilated Debenture, or in lieu of and in substitution for the Debenture so destroyed, lost or stolen. In every case the applicant for a substituted Debenture shall furnish to the Company and the Trustee such security or indemnity as may be required by them to save each of them harmless, and, in every case of destruction, loss or theft, the applicant shall also furnish to the Company and the Trustee evidence to their satisfaction of the destruction, loss or theft of such Debenture and of the ownership thereof.

The Trustee may authenticate any such substituted Debenture and deliver the same upon the written request or authorization of any officer of the Company. Upon the issuance of any substituted Debenture, the Company may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses connected therewith. In case any Debenture which has matured or is about to mature or has been called for redemption in full shall become mutilated or be destroyed, lost or stolen, the Company may, instead of issuing a substitute Debenture, pay or authorize the payment of the same (without surrender thereof except in the case of a mutilated Debenture) if the applicant for such payment shall furnish to the Company and the Trustee such security or indemnity as may be required by them to save each of them harmless and, in case of destruction, loss or theft, evidence satisfactory to the Company and to the Trustee of the destruction, loss or theft of such Debenture and of the ownership thereof.

Every substituted Debenture issued pursuant to the provisions of this Section 2.6 by virtue of the fact that any such Debenture is destroyed, lost or stolen shall constitute an additional contractual obligation of the Company, whether or not the destroyed, lost or stolen Debenture shall be found at any time, and shall be entitled to all the benefits of this Indenture equally and proportionately with any and all other Debentures duly issued hereunder. All Debentures shall be held and owned upon the express condition that, to the extent permitted by applicable law, the foregoing provisions are exclusive with respect to the replacement or payment of mutilated, destroyed, lost or stolen Debentures and shall preclude any and all other rights or remedies notwithstanding any law or statute existing or hereafter enacted to the contrary with respect to the replacement or payment of negotiable instruments or other securities without their surrender.

Section 2.7. Temporary Debentures. Pending the preparation of definitive Debentures, the Company may execute and the Trustee shall authenticate and make available for delivery temporary Debentures that are typed, printed or lithographed. Temporary Debentures shall be issuable in any authorized denomination, and substantially in the form of the definitive Debentures in lieu of which they are issued but with such omissions, insertions and variations as may be appropriate for temporary Debentures, all as may be determined by the Company. Every such temporary Debenture shall be executed by the Company and be authenticated by the Trustee upon the same conditions and in substantially the same manner, and with the same effect, as the definitive Debentures. Without unreasonable delay the Company will execute and deliver to the Trustee or the Authenticating Agent definitive Debentures and thereupon any or all temporary Debentures may be surrendered in exchange therefor, at the principal corporate trust office of the Trustee or at any office or agency maintained by the Company for such purpose as provided in Section 3.2, and the Trustee or the Authenticating Agent shall authenticate and make available for delivery in exchange for such temporary Debentures a like aggregate principal amount of such definitive Debentures. Such exchange shall be made by the Company at its own expense and without any charge therefor except that in case of any such exchange involving a registration of transfer the Company may require payment of a sum sufficient to cover any tax, fee or other governmental charge that may be imposed in relation thereto. Until so exchanged, the temporary Debentures shall in all respects be entitled to the same benefits under this Indenture as definitive Debentures authenticated and delivered hereunder.

Section 2.8. Payment of Interest And Additional Interest. Interest at the Interest Rate and any Additional Interest on any Debenture that is payable, and is punctually paid or duly provided for, on any interest Payment Date for Debentures shall be paid to the Person in whose name said Debenture (or one or more Predecessor Securities) is registered at the close of business on the regular record date for such interest installment except that interest and any Additional Interest payable on the Maturity Date shall be paid to the Person to whom principal is paid. In the event that any Debenture or portion thereof is called for redemption and the redemption date is subsequent to a regular record date with respect to any Interest Payment Date and prior to such Interest Payment Date, interest on such Debenture will be paid upon presentation and surrender of such Debenture.

Each Debenture shall bear interest for the period beginning on (and including) the date of original issuance and ending on (but excluding) September 30, 2003 at a rate per annum of 3.75%, and shall bear interest for each successive period beginning on (and including) September 30, 2003, and each succeeding interest Payment Date, and ending on (but excluding) the next succeeding Interest Payment Date (each, a "Distribution Period") at a rate per annum equal to the 3-Month LIBOR, determined as described in Section 2.10, plus 2.75% (the "Coupon Rate") applied to the principal amount thereof, until the principal thereof becomes due and payable, and on any overdue principal and to the extent that payment of such interest is enforceable under applicable law (without duplication) on any overdue installment of interest at the Interest Rate compounded quarterly. Interest shall be payable (subject to any relevant Extension Period) quarterly in arrears on each Interest Payment Date with the first installment of interest to be paid on September 30, 2003.

Any interest on any Debenture, other than Additional Interest, that is payable, but is not punctually paid or duly provided for, on any Interest Payment Date (herein called "Defaulted Interest") shall forthwith cease to be payable to the registered holder on the relevant regular record date by virtue of having been such holder, and such Defaulted Interest shall be paid by the Company to the Persons in whose names such Debentures (or their respective Predecessor Securities) are registered at the close of business on a special record date for the payment of such Defaulted Interest, which shall be fixed in the following manner: the Company shall notify the Trustee in writing at least 25 days prior to the date of the proposed payment of the amount of Defaulted Interest proposed to be paid on each such Debenture and the date of the proposed payment, and at the same time the Company shall deposit with the Trustee an amount of money equal to the aggregate amount proposed to be paid in respect of such Defaulted Interest or shall make arrangements satisfactory to the Trustee for such deposit prior to the date of the proposed payment, such money when deposited to be held in trust for the benefit of the Persons entitled to such Defaulted Interest as in this clause provided. Thereupon the Trustee shall fix a special record date for the payment of such Defaulted Interest which shall not be more than 15 nor less than 10 days prior to the date of the proposed payment and not less than 10 days after the receipt by the Trustee of the notice of the proposed payment. The Trustee shall promptly notify the Company of such special record date and, in the name and at the expense of the Company, shall cause notice of the proposed payment of such Defaulted Interest and the special record date therefor to be mailed, first class postage prepaid, to each Securityholder at its address as it appears in the Debenture Register, not less than 10 days prior to such special record date. Notice of the proposed payment of such Defaulted Interest and the special record date therefor having been mailed as aforesaid, such Defaulted Interest shall be paid to the Persons in whose names such Debentures (or their respective Predecessor Securities) are registered on such special record date and shall be no longer payable.

The Company may make payment of any Defaulted Interest on any Debentures in any other lawful manner after notice given by the Company to the Trustee of the proposed payment method; provided, however, the Trustee in its sole discretion deems such payment method to be practical.

Any interest scheduled to become payable on an Interest Payment Date occurring during an Extension Period shall not be Defaulted Interest and shall be payable on such other date as may be specified in the terms of such Debentures.

The term "regular record date" as used in this Section shall mean the close of business on the 15th day next preceding the applicable Interest Payment Date.

Subject to the foregoing provisions of this Section, each Debenture delivered under this Indenture upon registration of transfer of or in exchange for or in lieu of any other Debenture shall carry the rights to interest accrued and unpaid, and to accrue, that were carried by such other Debenture.

Section 2.9. Cancellation of Debentures Paid, etc. All Debentures surrendered for the purpose of payment, redemption, exchange or registration of transfer, shall, if surrendered to the Company or any paying agent, be surrendered to the Trustee and promptly canceled by it, or, if surrendered to the Trustee or any Authenticating Agent, shall be promptly canceled by it, and no Debentures shall be issued in lieu thereof except as expressly permitted by any of the provisions of this Indenture. All Debentures canceled by any Authenticating Agent shall be delivered to the Trustee. The Trustee shall destroy all canceled Debentures unless the Company otherwise directs the Trustee in writing. If the Company shall acquire any of the Debentures, however, such acquisition shall not operate as a redemption or satisfaction of the indebtedness represented by such Debentures unless and until the same are surrendered to the Trustee for cancellation.

Section 2.10. Computation of Interest Rate. The amount of interest payable for any period shall be computed on the basis of actual number of days in the Distribution Period concerned divided by 360. In the event that any date on which interest is payable on the Debentures is not a Business Day, then payment of interest payable on such date shall be made on the next succeeding day which is a Business Day (and without any interest or other payment in respect of any such delay), except that, if such Business Day is in the next succeeding calendar year, such payment shall be made on the immediately preceding Business Day, in each case with the same force and effect as if made on the date such payment was originally payable. The amount of interest payable for the Distribution Period commencing on September 30, 2003 and each succeeding Distribution Period will be calculated by applying the Interest Rate to the principal amount outstanding at the commencement of the Distribution Period and multiplying each such amount by the actual number of days in the Distribution Period concerned divided by 360. All percentages resulting from any calculations on the Debentures will be rounded, if necessary, to the nearest one hundred-thousandth of a percentage point, with five one-millionths of a percentage point rounded upward (e.g., 9.876545% or .09876545) being rounded to 9.87655% (or .0987655), and all dollar amounts used in or resulting from such calculation will be rounded to the nearest cent (with one-half cent being rounded upward).

(a) "3-Month LIBOR" means the London interbank offered rate for three-month, Eurodollar (as defined below) deposits determined by the Trustee in the following order of priority:

(1) The rate (expressed as a percentage per annum) appearing in the Wall Street Journal, generally in the Money Rates section, for the particular Determination Date (as defined below) currently designated as "London Interbank Offered Rates (LIBOR)" for a maturity of three months. "London Interbank Offered Rates (LIBOR)" shall have the meaning set forth in the preceding sentence including any replacement designation by the Wall Street Journal in its publication of Money Rates which has the same meaning as "London Interbank Offered Rates (LIBOR)."

(2) If such a rate is not published by the Wall Street Journal on the Determination Date, 3-Month LIBOR will be determined by reference to an alternative third party source (published or electronic) which is mutually agreed to in writing by the Company, the Trustee, and the holders of a majority of the outstanding Series A Capital Securities. The mutual agreement of utilizing the alternative third party source shall be set forth in a written agreement and attached as an addendum to this Indenture.

(3) If mutual agreement to utilize an alternative third party source is not achieved prior to the applicable Determination Date, the Trustee may poll the Company and the holders of the majority of the outstanding Series A Capital Securities as to their best estimate of the 3-Month LIBOR, and including an estimate of its own for the 3-Month LIBOR (all of which best estimates will be documented in writing), determine the rate as of such Determination Date by taking the median of the three written estimates.

(4) If less than three written estimates are provided under subparagraph (3) above, the rate shall be determined by reference to then current industry standards under the sole authority and discretion of the Trustee. With respect to any Determination Date for which the Trustee utilizes this subparagraph (4) to determine the rate for the first Distribution Period following a determination under any of the subparagraphs (1) through (3) above, the Trustee may, in its sole authority and discretion, use the rate determined for the previous Distribution Period.

(5) If the rate that initially appears in the Wall Street Journal, or as determined in another method specified above, is determined to be incorrect and is superseded by a corrected rate by 12:00 p.m. (eastern standard time) on such Determination Date, then the corrected rate as so substituted will be the applicable rate for such Determination Date.

(6) The Coupon Rate for any Distribution Period will at no time be higher than the maximum rate then permitted by New York law as the same may be modified by United States law.

(7) "Eurodollar" means U. S. dollar-denominated deposits at foreign banks or foreign branches of U. S. banks located in Europe.

(8) "Determination Date" means the date that is two London Banking Days (i.e., a day in which dealings in deposits in U.S. dollars are transacted in the London interbank market) preceding the particular Distribution Period for which a Coupon Rate is being determined.

(b) The Trustee shall notify the Company, the Institutional Trustee and any securities exchange or interdealer quotation system on which the Series A Capital Securities are listed, of the Coupon Rate and the Determination Date for each Distribution Period, in each case as soon as practicable after the determination thereof but in no event later than the seventh (7th) Business Day of the relevant Distribution Period. Failure to notify the Company, the Institutional Trustee or any securities exchange or interdealer quotation system, or any defect in said notice, shall not affect the obligation of the Company to make payment on the Debentures at the applicable Coupon Rate. Any error in the calculation of the Coupon Rate by the Institutional Trustee may be corrected at any time by notice delivered as above provided. Upon the request of a holder of a Debenture, the Trustee shall provide the Coupon Rate then in effect and, if determined, the Coupon Rate for the next Distribution Period.

(c) Subject to the corrective rights set forth above, all certificates, communications, opinions, determinations, calculations, quotations and decisions given, expressed, made or obtained for the purposes of the provisions relating to the payment and calculation of interest on the Debentures and distributions on the Series A Capital Securities by the Trustee or the Institutional Trustee will (in the absence of willful default, bad faith and manifest error) be final, conclusive and binding on the Trust, the Company and all of the holders of the Debentures and the Series A Capital Securities, and no liability shall (in the absence of willful default, bad faith or manifest error) attach to the Trustee or the Institutional Trustee in connection with the exercise or non-exercise by either of them or their respective powers, duties and discretion.

Section 2.11. Extension of Interest Payment Period. So long as no Event of Default has occurred and is continuing, the Company shall have the right, from time to time, and without causing an Event of Default, to defer payments of interest on the Debentures by extending the interest payment period on the Debentures at any time and from time to time during the term of the Debentures, for up to 20 consecutive quarterly periods (each such extended interest payment period, an "Extension Period"), during which Extension Period no interest shall be due and payable. No Extension Period may end on a date other than an Interest Payment Date. At the end of any such Extension Period the Company shall pay all interest then accrued and unpaid on the Debentures (together with Additional Interest thereon); provided, however, that no Extension Period may extend beyond the Maturity Date; provided further, however, that during any such Extension Period, the Company shall not and shall not permit any Affiliate to (i) declare or pay any dividends or distributions on, or redeem, purchase, acquire, or make a liquidation payment with respect to, any of the Company's or such Affiliate's capital stock (other than payments of dividends or distributions to the Company) or make any guarantee payments with respect to the foregoing or (ii) make any payment of principal of or interest or premium, if any, on or repay, repurchase or redeem any debt securities of the Company or any Affiliate that rank *pari passu* in all respects with or junior in interest to the Debentures (other than, with respect to clauses (i) or (ii) above, (a) repurchases, redemptions or other acquisitions of shares of capital stock of the Company in connection with any, employment contract, benefit plan or other similar arrangement with or for the benefit of one or more employees, officers, directors or consultants, in connection with a dividend reinvestment or stockholder stock purchase plan or in connection with the issuance of capital stock of the Company (or securities convertible into or exercisable for such capital stock) as consideration in an acquisition transaction entered into prior to the applicable Extension Period, (b) as a result of any exchange or conversion of any class or series of the Company's capital stock (or any capital stock of a subsidiary of the Company) for any class or series of the Company's capital stock or of any class or series of the Company's indebtedness for any class or series of the Company's capital stock, (c) the purchase of fractional interests in shares of the Company's capital stock pursuant to the conversion or exchange provisions of such capital stock or the security being converted or exchanged, (d) any declaration of a dividend in connection with any stockholder's rights plan, or the issuance of rights, stock or other property under any stockholder's rights plan, or the redemption or repurchase of rights pursuant thereto, (e) any dividend in the form of stock, warrants, options or other rights where the dividend stock or the stock issuable upon exercise of such warrants, options or other rights is the same stock as that on which the dividend is being paid or ranks *pari passu* with or junior to such stock and any cash payments in lieu of fractional shares issued in connection therewith, or (f) payments under the Series A Capital Securities Guarantee). Prior to the termination of any Extension Period, the Company may further extend such period, provided that such period together with all such previous and further consecutive extensions thereof shall not exceed 20 consecutive quarterly periods, or extend beyond the Maturity Date. Upon the termination of any Extension Period and upon the payment of all accrued and unpaid interest and Additional Interest, the Company may commence a new Extension Period, subject to the foregoing requirements. No interest or Additional Interest shall be due and payable during an Extension Period, except at the end thereof, but each installment of interest that would otherwise have been due and payable during such Extension Period shall bear Additional Interest to the extent permitted by applicable law. The Company must give the Trustee notice of its election to begin such Extension Period at least 5 Business Days prior to the earlier of (i) the date interest on the Debentures would have been payable except for the election to begin such Extension Period or (ii) the date such interest is payable, but in any event not less than 5 Business Days prior to such record date. The Trustee shall give notice of the Company's election to begin a new Extension Period to the Securityholders.

Section 2.12. CUSIP Numbers. The Company in issuing the Debentures may in its discretion use "CUSIP" numbers (but shall not be required to), and, if so, the Trustee shall use CUSIP numbers in notices of redemption as a convenience to Securityholders; provided, however, that any such notice may state that no representation is made as to the correctness of such numbers either as printed on the Debentures or as contained in any notice of a redemption and that reliance may be placed only on the other identification numbers printed on the Debentures, and any such redemption shall not be affected by any defect in or omission of such numbers. The Company will promptly notify the Trustee in writing of any change in the CUSIP numbers.

ARTICLE III.
PARTICULAR COVENANTS OF THE COMPANY

Section 3.1. Payment of Principal, Premium and Interest; Agreed Treatment of the Debentures.

(a) The Company covenants and agrees that it will duly and punctually pay or cause to be paid the principal of and premium, if any, and interest and any Additional Interest on the Debentures at the place, at the respective times and in the manner provided in this Indenture and the Debentures. Each installment of interest on the Debentures may be paid (i) by mailing checks for such interest payable to the order of the holder of Debentures entitled thereto as they appear on the registry books of the Company if a request for a wire transfer has not been received by the Company or (ii) by wire transfer to any account with a banking institution located in the United States designated in writing by such Person to the paying agent no later than the related record date. Notwithstanding the foregoing, so long as the holder of this Debenture is the Institutional Trustee, the payment of the principal of and interest on this Debenture will be made in immediately available funds at such place and to such account as may be designated by the Institutional Trustee.

(b) The Company will treat the Debentures as indebtedness, and the amounts payable in respect of the principal amount of such Debentures as interest, for all United States federal income tax purposes. All payments in respect of such Debentures will be made free and clear of United States withholding tax to any beneficial owner thereof that has provided an Internal Revenue Service Form W8 (or any substitute or successor form) establishing its non-United States status for United States federal income tax purposes.

(c) The Company has no present intention to exercise its right under Section 2.11 to defer payments of interest on the Debentures by commencing an Extension Period.

(d) The Company believes that the likelihood that it would exercise its right under Section 2.11 to defer payments of interest on the Debentures by commencing an Extension Period at any time during which the Debentures are outstanding is remote because of the restrictions that would be imposed on the Company's ability to declare or pay dividends or distributions on, or to redeem, purchase or make a liquidation payment with respect to, any of its outstanding equity and on the Company's ability to make any payments of principal of or interest on, or repurchase or redeem, any of its debt securities that rank *pari passu* in all respects with (or junior in interest to) the Debentures. The Company, as of the date of this Indenture, has no present knowledge of the existence of facts that would give rise to an event requiring the Company to defer payment of interest on the Debentures.

Section 3.2. **Offices for Notices and Payments, etc.** So long as any of the Debentures remain outstanding, the Company will maintain an office or agency where the Debentures may be presented for payment, an office or agency where the Debentures may be presented for registration of transfer and for exchange as in this Indenture provided and an office or agency where notices and demands to or upon the Company in respect of the Debentures or of this Indenture may be served. The Company will give to the Trustee written notice of the location of any such office or agency and of any change of location thereof. Until otherwise designated from time to time by the Company in a notice to the Trustee, or specified as contemplated by Section 2.5, such office or agency for all of the above purposes shall be the office or agency of the Trustee. In case the Company shall fail to maintain any such office or agency or shall fail to give such notice of the location or of any change in the location thereof, presentations and demands may be made and notices may be served at the principal corporate trust office of the Trustee.

Section 3.3. **Appointments to Fill Vacancies in Trustee's Office.** The Company, whenever necessary to avoid or fill a vacancy in the office of Trustee, will appoint, in the manner provided in Section 6.9, a Trustee, so that there shall at all times be a Trustee hereunder.

Section 3.4. **Provision as to Paying Agent.**

(a) If the Company shall appoint a paying agent other than the Trustee, it will cause such paying agent to execute and deliver to the Trustee an instrument in which such agent shall agree with the Trustee, subject to the provision of this Section 3.4,

(1) that it will hold all sums held by it as such agent for the payment of the principal of and premium, if any, or interest, if any, on the Debentures (whether such sums have been paid to it by the Company or by any other obligor on the Debentures) in trust for the benefit of the holders of the Debentures;

(2) that it will give the Trustee prompt written notice of any failure by the Company (or by any other obligor on the Debentures) to make any payment of the principal of and premium, if any, or interest, if any, on the Debentures when the same shall be due and payable; and

(3) that it will, at any time during the continuance of any Event of Default, upon the written request of the Trustee, forthwith pay to the Trustee all sums so held in trust by such paying agent.

(b) If the Company shall act as its own paying agent, it will, on or before each due date of the principal of and premium, if any, or interest, if any, on the Debentures, set aside, segregate and hold in trust for the benefit of the holders of the Debentures a sum sufficient to pay such principal, premium or interest so becoming due and will notify the Trustee in writing of any failure to take such action and of any failure by the Company (or by any other obligor under the

Debentures) to make any payment of the principal of and premium, if any, or interest, if any, on the Debentures when the same shall become due and payable.

Whenever the Company shall have one or more paying agents for the Debentures, it will, on or prior to each due date of the principal of and premium, if any, or interest, if any, on the Debentures, deposit with a paying agent a sum sufficient to pay the principal, premium or interest so becoming due, such sum to be held in trust for the benefit of the Persons entitled thereto and (unless such paying agent is the Trustee) the Company shall promptly notify the Trustee in writing of its action or failure to act.

(c) Anything in this Section 3.4 to the contrary notwithstanding, the Company may, at any time, for the purpose of obtaining a satisfaction and discharge with respect to the Debentures, or for any other reason, pay, or direct any paying agent to pay to the Trustee all sums held in trust by the Company or any such paying agent, such sums to be held by the Trustee upon the trusts herein contained.

(d) Anything in this Section 3.4 to the contrary notwithstanding, the agreement to hold sums in trust as provided in this Section 3.4 is subject to Sections 12.3 and 12.4.

Section 3.5. Certificate to Trustee. The Company will deliver to the Trustee on or before 120 days after the end of each fiscal year, so long as Debentures are outstanding hereunder, a Certificate stating that in the course of the performance by the signers of their duties as officers of the Company they would normally have knowledge of any default during such fiscal year by the Company in the performance of any covenants contained herein, stating whether or not they have knowledge of any such default and, if so, specifying each such default of which the signers have knowledge and the nature and states thereof.

Section 3.6. Additional Sums. If and for so long as the Trust is the holder of all Debentures and the Trust is required to pay any additional taxes, duties, assessments or other governmental charges as a result of a Tax Event, the Company will pay such additional amounts ("Additional Sums") on the Debentures as shall be required so that the net amounts received and retained by the Trust after paying taxes, duties, assessments or other governmental charges will be equal to the amounts the Trust would have received if no such taxes, duties, assessments or other governmental charges had been imposed. Whenever in this Indenture or the Debentures there is a reference in any context to the payment of principal of or interest on the Debentures, such mention shall be deemed to include mention of payments of the Additional Sums provided for in this paragraph to the extent that, in such context, Additional Sums are, were or would be payable in respect thereof pursuant to the provisions of this paragraph and express mention of the payment of Additional Sums (if applicable) in any provisions hereof shall not be construed as excluding Additional Sums in those provisions hereof where such express mention is not made; provided, however, that the deferral of the payment of interest during an Extension Period pursuant to Section 2.11 shall not defer the payment of any Additional Sums that may be due and payable.

Section 3.7. Compliance with Consolidation Provisions. The Company will not, while any of the Debentures remain outstanding, consolidate with, or merge into, or merge into itself, or sell or convey all or substantially all of its property to any other Person unless the provisions of Article XI hereof are complied with.

Section 3.8. <u>Limitation on Dividends</u>. If Debentures are initially issued to the Trust or a trustee of such trust in connection with the issuance of Trust Securities by the Trust (regardless of whether Debentures continue to be held by such Trust) and (i) there shall have occurred and be continuing any event that would constitute an Event of Default, (ii) the Company shall be in default with respect to its payment of any obligations under the Series A Capital Securities Guarantee, or (iii) the Company shall have given notice of its election to defer payments of interest on the Debentures by extending the interest payment period as provided herein and such period, or any extension thereof, shall be continuing, then the Company shall not, and shall not allow any Affiliate of the Company to, (x) declare or pay any dividends or distributions on, or redeem, purchase, acquire, or make a liquidation payment with respect to, any of the Company's capital stock or its Affiliates' capital stock (other than payments of dividends or distributions to the Company) or make any guarantee payments with respect to the foregoing or (y) make any payment of principal of or interest or premium, if any, on or repay, repurchase or redeem any debt securities of the Company or any Affiliate that rank *pari passu* in all respects with or junior in interest to the Debentures (other than, with respect to clauses (x) and (y) above, (1) repurchases, redemptions or other acquisitions of shares of capital stock of the Company in connection with any employment contract, benefit plan or other similar arrangement with or for the benefit of one or more employees, officers, directors or consultants, in connection with a dividend reinvestment or stockholder stock purchase plan or in connection with the issuance of capital stock of the Company (or securities convertible into or exercisable for such capital stock) as consideration in an acquisition transaction entered into prior to the applicable Extension Period, if any, (2) as a result of any exchange or conversion of any class or series of the Company's capital stock (or any capital stock of a subsidiary of the Company) for any class or series of the Company's capital stock or of any class or series of the Company's indebtedness for any class or series of the Company's capital stock, (3) the purchase of fractional interests in shares of the Company's capital stock pursuant to the conversion or exchange provisions of such capital stock or the security being converted or exchanged, (4) any declaration of a dividend in connection with any stockholder's rights plan, or the issuance of rights, stock or other property under any stockholder's rights plan, or the redemption or repurchase of rights pursuant thereto, (5) any dividend in the form of stock, warrants, options or other rights where the dividend stock or the stock issuable upon exercise of such warrants, options or other rights is the same stock as that on which the dividend is being paid or ranks *pari passu* with or junior to such stock and any cash payments in lieu of fractional shares issued in connection therewith, or (6) payments under the Series A Capital Securities Guarantee).

Section 3.9. <u>Covenants as to the Trust</u>. For so long as the Trust Securities remain outstanding, the Company shall maintain 100% ownership of the Common Securities; <u>provided, however</u>, that any permitted successor of the Company under this Indenture may succeed to the Company's ownership of such Common Securities. The Company, as owner of the Common Securities, shall cause the Trust (a) to remain a statutory trust, except in connection with a distribution of Debentures to the holders of Trust Securities in liquidation of the Trust, the redemption of all of the Trust Securities or certain mergers, consolidations or amalgamations, each as permitted by the Declaration, (b) to otherwise continue to be classified as a grantor trust for United States federal income tax purposes and (c) to cause each holder of Trust Securities to be treated as owning an undivided beneficial interest in the Debentures.

Section 3.10. Additional Junior Indebtedness. The Company shall not, and it shall not cause or permit any Affiliate of the Company to incur, issue or be obligated on any Additional Junior Indebtedness, either directly or indirectly, by way of guarantee, suretyship or otherwise, other than: (i) Additional Junior Indebtedness that, by its terms, is expressly stated to be either junior and subordinate or *pari passu* in all respects to the Debentures, and (ii) Additional Junior Indebtedness of which the Company has notified (and, if then required under the applicable guidelines of the regulating entity, has received approval from) the Federal Reserve, if the Company is a bank holding company, or the OTS, if the Company is a savings and loan holding company.

ARTICLE IV.
SECURITYHOLDERS' LISTS AND REPORTS BY THE COMPANY AND THE TRUSTEE

Section 4.1. Securityholders' Lists. The Company covenants and agrees that it will furnish or caused to be furnished to the Trustee:

(a) on each regular record date for the Debentures, a list, in such form as the Trustee may reasonably require, of the names and addresses of the Securityholders of the Debentures as of such record date; and

(b) at such other times as the Trustee may request in writing, within 30 days after the receipt by the Company of any such request, a list of similar form and content as of a date not more than 15 days prior to the time such list is furnished;

except that no such lists need be furnished under this Section 4.1 so long as the Trustee is in possession thereof by reason of its acting as Debenture registrar.

Section 4.2. Preservation and Disclosure of Lists.

(a) The Trustee shall preserve, in as current a form as is reasonably practicable, all information as to the names and addresses of the holders of Debentures (1) contained in the most recent list furnished to it as provided in Section 4.1 or (2) received by it in the capacity of Debentures registrar (if so acting) hereunder. The Trustee may destroy any list furnished to it as provided in Section 4.1 upon receipt of a new list so furnished.

(b) In case three or more holders of Debentures (hereinafter referred to as "applicants") apply in writing to the Trustee and furnish to the Trustee reasonable proof that each such applicant has owned a Debenture for a period of at least 6 months preceding the date of such application, and such application states that the applicants desire to communicate with other holders of Debentures with respect to their rights under this Indenture or under such Debentures and is accompanied by a copy of the form of proxy or other communication which such applicants propose to transmit, then the Trustee shall within 5 Business Days after the receipt of such application, at its election, either:

(1) afford such applicants access to the information preserved at the time by the Trustee in accordance with the provisions of subsection (a) of this Section 4.2, or

(2) inform such applicants as to the approximate number of holders of Debentures whose names and addresses appear in the information preserved at the time by the Trustee in accordance with the provisions of subsection (a) of this Section 4.2, and as to the approximate cost of mailing to such Securityholders the form of proxy or other communication, if any, specified in such application.

If the Trustee shall elect not to afford such applicants access to such information, the Trustee shall, upon the written request of such applicants, mail to each Securityholder whose name and address appear in the information preserved at the time by the Trustee in accordance with the provisions of subsection (a) of this Section 4.2 a copy of the form of proxy or other communication which is specified in such request with reasonable promptness after a tender to the Trustee of the material to be mailed and of payment, or provision for the payment, of the reasonable expenses of mailing, unless within five days after such tender, the Trustee shall mail to such applicants and file with the Securities and Exchange Commission, if permitted or required by applicable law, together with a copy of the material to be mailed, a written statement to the effect that, in the opinion of the Trustee, such mailing would be contrary to the best interests of the holders of all Debentures, as the case may be, or would be in violation of applicable law. Such written statement shall specify the basis of such opinion. If said Commission, as permitted or required by applicable law, after opportunity for a hearing upon the objections specified in the written statement so filed, shall enter an order refusing to sustain any of such objections or if, after the entry of an order sustaining one or more of such objections, said Commission shall find, after notice and opportunity for hearing, that all the objections so sustained have been met and shall enter an order so declaring, the Trustee shall mail copies of such material to all such Securityholders with reasonable promptness after the entry of such order and the renewal of such tender, otherwise the Trustee shall be relieved of any obligation or duty to such applicants respecting their application.

(c) Each and every holder of Debentures, by receiving and holding the same, agrees with Company and the Trustee that neither the Company nor the Trustee nor any paying agent shall be held accountable by reason of the disclosure of any such information as to the names and addresses of the holders of Debentures in accordance with the provisions of subsection (b) of this Section 4.2, regardless of the source from which such information was derived, and that the Trustee shall not be held accountable by reason of mailing any material pursuant to a request made under said subsection (b).

ARTICLE V.
REMEDIES OF THE TRUSTEE AND SECURITYHOLDERS UPON AN EVENT OF DEFAULT

Section 5.1. Events of Default. "Event of Default," wherever used herein, means any one of the following events (whatever the reason for such Event of Default and whether it shall be voluntary or involuntary or be effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body):

(a) the Company defaults in the payment of any interest upon any Debenture when it becomes due and payable, and fails to cure such default for a period of 30 days; provided, however, that a valid extension of an interest payment period by the Company in accordance with the terms of this Indenture shall not constitute a default in the payment of interest for this purpose; or

(b) the Company defaults in the payment of all or any part of the principal of (or premium, if any, on) any Debentures as and when the same shall become due and payable either at maturity, upon redemption, by declaration of acceleration or otherwise; or

(c) the Company defaults in the performance of, or breaches, any of its covenants or agreements in this Indenture or in the terms of the Debentures established as contemplated in this Indenture (other than a covenant or agreement a default in whose performance or whose breach is elsewhere in this Section specifically dealt with), and continuance of such default or breach for a period of 60 days after there has been given, by registered or certified mail, to the Company by the Trustee or to the Company and the Trustee by the holders of at least 25% in aggregate principal amount of the outstanding Debentures, a written notice specifying such default or breach and requiring it to be remedied and stating that such notice is a "Notice of Default" hereunder; or

(d) a court of competent jurisdiction shall enter a decree or order for relief in respect of the Company in an involuntary case under any applicable bankruptcy, insolvency, reorganization or other similar law now or hereafter in effect, or appointing a receiver, liquidator, assignee, custodian, trustee, sequestrator (or similar official) of the Company or for any substantial part of its property, or ordering the winding-up or liquidation of its affairs and such decree or order shall remain unstayed and in effect for a period of 90 consecutive days; or

(e) the Company shall commence a voluntary case under any applicable bankruptcy, insolvency, reorganization or other similar law now or hereafter in effect, shall consent to the entry of an order for relief in an involuntary case under any such law, or shall consent to the appointment of or taking possession by a receiver, liquidator, assignee, trustee, custodian, sequestrator (or other similar official) of the Company or of any substantial part of its property, or shall make any general assignment for the benefit of creditors, or shall fail generally to pay its debts as they become due; or

(f) the Trust shall have voluntarily or involuntarily liquidated, dissolved, wound-up its business or otherwise terminated its existence except in connection with (i) the distribution of the Debentures to holders of such Trust Securities in liquidation of their interests in the Trust, (ii) the redemption of all of the outstanding Trust Securities or (iii) certain mergers, consolidations or amalgamations, each as permitted by the Declaration.

If an Event of Default occurs and is continuing with respect to the Debentures, then, and in each and every such case, unless the principal of the Debentures shall have already become due and payable, either the Trustee or the holders of not less than 25% in aggregate principal amount of the Debentures then outstanding hereunder, by notice in writing to the Company (and to the Trustee if given by Securityholders), may declare the entire principal of the Debentures and the interest accrued thereon, if any, to be due arid payable immediately, and upon any such declaration the same shall become immediately due and payable.

The foregoing provisions, however, are subject to the condition that if, at any time after the principal of the Debentures shall have been so declared due and payable, and before any judgment or decree for the payment of the moneys due shall have been obtained or entered as hereinafter provided, the Company shall pay or shall deposit with the Trustee a sum sufficient to pay all matured installments of interest upon all the Debentures and the principal of and premium, if any, on the Debentures which shall have become due otherwise than by acceleration (with interest upon such principal and premium, if any, and Additional Interest) and such amount as shall be sufficient to cover reasonable compensation to the Trustee and each predecessor Trustee, their respective agents, attorneys and counsel, and all other amounts due to the Trustee pursuant to Section 6.6, and if any and all Events of Default under this Indenture, other than the non-payment of the principal of or premium, if any, on Debentures which shall have become due by acceleration, shall have been cured, waived or otherwise remedied as provided herein -- then and in every such case the holders of a majority in aggregate principal amount of the Debentures then outstanding, by written notice to the Company and to the Trustee, may waive all defaults and rescind and annul such declaration and its consequences, but no such waiver or rescission and annulment shall extend to or shall affect any subsequent default or shall impair any right consequent thereon.

In case the Trustee shall have proceeded to enforce any right under this Indenture and such proceedings shall have been discontinued or abandoned because of such rescission or annulment or for any other reason or shall have been determined adversely to the Trustee, then and in every such case the Company, the Trustee and the holders of the Debentures shall be restored respectively to their several positions and rights hereunder, and all rights, remedies and powers of the Company, the Trustee and the holders of the Debentures shall continue as though no such proceeding had been taken.

Section 5.2. Payment of Debentures on Default: Suit Therefor. The Company covenants that (a) in case default shall be made in the payment of any installment of interest upon any of the Debentures as and when the same shall become due and payable, and such default shall have continued for a period of 30 days, or (b) in case default shall be made in the payment of the principal of or premium, if any, on any of the Debentures as and when the same shall have become due and payable, whether at maturity of the Debentures or upon redemption or by declaration of acceleration or otherwise -- then, upon demand of the Trustee, the Company will pay to the Trustee, for the benefit of the holders of the Debentures the whole amount that then shall have become due and payable on all Debentures for principal and premium, if any, or interest, or both, as the case may be, with Additional Interest accrued on the Debentures (to the extent that payment of such interest is enforceable under applicable law and, if the Debentures are held by the Trust or a trustee of such Trust, without duplication of any other amounts paid by the Trust or a trustee in respect thereof); and, in addition thereto, such further amount as shall be sufficient to cover the costs and expenses of collection, including a reasonable compensation to the Trustee, its agents, attorneys and counsel, and any other amounts due to the Trustee under Section 6.6. In case the Company shall fail forthwith to pay such amounts upon such demand, the Trustee, in its own name and as trustee of an express trust, shall be entitled and empowered to institute any actions or proceedings at law or in equity for the collection of the sums so due and unpaid, and may prosecute any such action or proceeding to judgment or final decree, and may enforce any such judgment or final decree against the Company or any other obligor on such Debentures and collect in the manner provided by law out of the property of the Company or any other obligor on such Debentures wherever situated the moneys adjudged or decreed to be payable.

In case there shall be pending proceedings for the bankruptcy or for the reorganization of the Company or any other obligor on the Debentures under Bankruptcy Law, or in case a receiver or trustee shall have been appointed for the property of the Company or such other obligor, or in the case of any other similar judicial proceedings relative to the Company or other obligor upon the Debentures, or to the creditors or property of the Company or such other obligor, the Trustee, irrespective of whether the principal of the Debentures shall then be due and payable as therein expressed or by declaration of acceleration or otherwise and irrespective of whether the Trustee shall have made any demand pursuant to the provisions of this Section 5.2, shall be entitled and empowered, by intervention in such proceedings or otherwise, -

(i) to file and prove a claim or claims for the whole amount of principal and interest owing and unpaid in respect of the Debentures and, in case of any judicial proceedings,

(ii) to file such proofs of claim and other papers or documents as may be necessary or advisable in order to have the claims of the Trustee (including any claim for reasonable compensation to the Trustee and each predecessor Trustee, and their respective agents, attorneys and counsel, and for reimbursement of all other amounts due to the Trustee under Section 6.6), and of the Securityholders allowed in such judicial proceedings relative to the Company or any other obligor on the Debentures, or to the creditors or property of the Company or such other obligor, unless prohibited by applicable law and regulations, to vote on behalf of the holders of the Debentures in any election of a trustee or a standby trustee in arrangement, reorganization, liquidation or other bankruptcy or insolvency proceedings or Person performing similar functions in comparable proceedings,

(iii) to collect and receive any moneys or other property payable or deliverable on any such claims, and

(iv) to distribute the same after the deduction of its charges and expenses.

Any receiver, assignee or trustee in bankruptcy or reorganization is hereby authorized by each of the Securityholders to make such payments to the Trustee, and, in the event that the Trustee shall consent to the making of such payments directly to the Securityholders, to pay to the Trustee such amounts as shall be sufficient to cover reasonable compensation to the Trustee, each predecessor Trustee and their respective agents, attorneys and counsel, and all other amounts due to the Trustee under Section 6.6.

Nothing herein contained shall be construed to authorize the Trustee to authorize or consent to or accept or adopt on behalf of any Securityholder any plan of reorganization, arrangement, adjustment or composition affecting the Debentures or the rights of any holder thereof or to authorize the Trustee to vote in respect of the claim of any Securityholder in any such proceeding.

All rights of action and of asserting claims under this Indenture, or under any of the Debentures, may be enforced by the Trustee without the possession of any of the Debentures, or the production thereof at any trial or other proceeding relative thereto, and any such suit or proceeding instituted by the Trustee shall be brought in its own name as trustee of an express trust, and any recovery of judgment shall be for the ratable benefit of the holders of the Debentures.

In any proceedings brought by the Trustee (and also any proceedings involving the interpretation of any provision of this Indenture to which the Trustee shall be a party), the Trustee shall be held to represent all the holders of the Debentures, and it shall not be necessary to make any holders of the Debentures parties to any such proceedings.

Section 5.3. Application of Moneys Collected by Trustee. Any moneys collected by the Trustee pursuant to this Article V shall be applied in the following order, at the date or dates fixed by the Trustee for the distribution of such moneys, upon presentation of the several Debentures in respect of which moneys have been collected, and stamping thereon the payment, if only partially paid, and upon surrender thereof if fully paid:

First: To the payment of costs and expenses incurred by, and reasonable fees of, the Trustee, its agents, attorneys and counsel, and of all other amounts due to the Trustee under Section 6.6;

Second: To the payment of all Senior Indebtedness of the Company if and to the extent required by Article XV;

Third: To the payment of the amounts then due and unpaid upon Debentures for principal (and premium, if any), and interest on the Debentures, in respect of which or for the benefit of which money has been collected, ratably, without preference or priority of any kind, according to the amounts due on such Debentures for principal (and premium, if any) and interest, respectively; and

Fourth: The balance, if any, to the Company.

Section 5.4. **Proceedings by Securityholders.** No holder of any Debenture shall have any right to institute any suit, action or proceeding for any remedy hereunder, unless such holder previously shall have given to the Trustee written notice of an Event of Default with respect to the Debentures and unless the holders of not less than 25% in aggregate principal amount of the Debentures then outstanding shall have given the Trustee a written request to institute such action, suit or proceeding and shall have offered to the Trustee such reasonable indemnity as it may require against the costs, expenses and liabilities to be incurred thereby, and the Trustee for 60 days after its receipt of such notice, request and offer of indemnity shall have failed to institute any such action, suit or proceeding; provided, however, that no holder of Debentures shall have any right to prejudice the rights of any other holder of Debentures, obtain priority or preference over any other such holder or enforce any right under this Indenture except in the manner herein provided and for the equal, ratable and common benefit of all holders of Debentures.

Notwithstanding any other provisions in this Indenture, however, the right of any holder of any Debenture to receive payment of the principal of, premium, if any, and interest, on such Debenture when due, or to institute suit for the enforcement of any such payment, shall not be impaired or affected without the consent of such holder and by accepting a Debenture hereunder it is expressly understood, intended and covenanted by the taker and holder of every Debenture with every other such taker and holder and the Trustee, that no one or more holders of Debentures shall have any right in any manner whatsoever by virtue or by availing itself of any provision of this Indenture to affect, disturb or prejudice the rights of the holders of any other Debentures, or to obtain or seek to obtain priority over or preference to any other such holder, or to enforce any right under this indenture, except in the manner herein provided and for the equal, ratable and common benefit of all holders of Debentures. For the protection and enforcement of the provisions of this Section, each and every Securityholder and the Trustee shall be entitled to such relief as can be given either at law or in equity.

Section 5.5. **Proceedings by Trustee.** In case of an Event of Default hereunder the Trustee may in its discretion proceed to protect and enforce the rights vested in it by this Indenture by such appropriate judicial proceedings as the Trustee shall deem most effectual to protect and enforce any of such rights, either by suit in equity or by action at law or by proceeding in bankruptcy or otherwise, whether for the specific enforcement of any covenant or agreement contained in this Indenture or in aid of the exercise of any power granted in this Indenture, or to enforce any other legal or equitable right vested in the Trustee by this Indenture or by law.

Section 5.6. **Remedies Cumulative and Continuing; Delay or Omission Not a Waiver.** Except as otherwise provided in Section 2.6, all powers and remedies given by this Article V to the Trustee or to the Securityholders shall, to the extent permitted by law, be deemed cumulative and not exclusive of any other powers and remedies available to the Trustee or the holders of the Debentures, by judicial proceedings or otherwise, to enforce the performance or observance of the covenants and agreements contained in this Indenture or otherwise established with respect to the Debentures, and no delay or omission of the Trustee or of any holder of any of the Debentures to exercise any right or power accruing upon any Event of Default occurring and continuing as aforesaid shall impair any such right or power, or shall be construed to be a waiver of any such default or an acquiescence therein; and, subject to the provisions of Section 5.4, every power and remedy given by this Article V or by law to the Trustee or to the Securityholders may be exercised from time to tune, and as often as shall be deemed expedient, by the Trustee or by the Securityholders.

No delay or omission of the Trustee or any Securityholder to exercise any right or remedy accruing upon any Event of Default shall impair any such right or remedy or constitute a waiver of any such Event of Default or an acquiescence therein. Every right and remedy given by this Article or by law to the Trustee or to any Securityholder may be exercised from time to time, and as often as may be deemed expedient, by the Trustee (in accordance with its duties under Section 6.1 hereof) or by such holder, as the case may be.

Section 5.7. Direction of Proceedings and Waiver of Defaults by Majority of Securityholders. The holders of a majority in aggregate principal amount of the Debentures affected (voting as one class) at the time outstanding shall have the right to direct the time, method, and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee with respect to such Debentures; provided, however, that (subject to the provisions of Section 6.1) the Trustee shall have the right to decline to follow any such direction if the Trustee shall determine that the action so directed would be unjustly prejudicial to the holders not taking part in such direction or if the Trustee being advised by counsel determines that the action or proceeding so directed may not lawfully be taken or if a Responsible Officer of the Trustee shall determine that the action or proceedings so directed would involve the Trustee in personal liability.

The holders of a majority in aggregate principal amount of the Debentures at the time outstanding may on behalf of the holders of all of the Debentures waive (or modify any previously granted waiver of) any past default or Event of Default, and its consequences, except a default (a) in the payment of principal of, premium, if any, or interest on any of the Debentures, (b) in respect of covenants or provisions hereof which cannot be modified or amended without the consent of the holder of each Debenture affected, or (c) in respect of the covenants contained in Section 3.9; provided, however, that if the Debentures are held by the Trust or a trustee of such trust, such waiver or modification to such waiver shall not be effective until the holders of a majority in Liquidation Amount of Trust Securities of the Trust shall have consented to such waiver or modification to such waiver, provided, further, that if the consent of the holder of each outstanding Debenture is required, such waiver shall not be effective until each holder of the Trust Securities of the Trust shall have consented to such waiver. Upon any such waiver, the default covered thereby shall be deemed to be cured for all purposes of this Indenture and the Company, the Trustee and the holders of the Debentures shall be restored to their former positions and rights hereunder, respectively; but no such waiver shall extend to any subsequent or other default or Event of Default or impair any right consequent thereon. Whenever any default or Event of Default hereunder shall have been waived as permitted by this Section, said default or Event of Default shall for all purposes of the Debentures and this Indenture be deemed to have been cured and to be not continuing.

Section 5.8. Notice of Defaults. The Trustee shall, within 90 days after the actual knowledge by a Responsible Officer of the Trustee of the occurrence of a default with respect to the Debentures, mail to all Securityholders, as the names and addresses of such holders appear upon the Debenture Register, notice of all defaults with respect to the Debentures known to the Trustee, unless such defaults shall have been cured before the giving of such notice (the term "defaults" for the purpose of this Section 5.8 being hereby defined to be the events specified in clauses (a), (b), (c), (d), (e) and (f) of Section 5.1, not including periods of grace, if any, provided for therein); provided, however, that, except in the case of default in the payment of the principal of, premium, if any, or interest on any of the Debentures, the Trustee shall be protected in withholding such notice if and so long as a Responsible Officer of the Trustee in good faith determines that the withholding of such notice is in the interests of the Securityholders.

Section 5.9. Undertaking to Pay Costs. All parties to this Indenture agree, and each holder of any Debenture by his acceptance thereof shall be deemed to have agreed, that any court may in its discretion require, in any suit for the enforcement of any right or remedy under this Indenture, or in any suit against the Trustee for any action taken or omitted by it as Trustee, the filing by any party litigant in such suit of an undertaking to pay the costs of such suit, and that such court may in its discretion assess reasonable costs, including reasonable attorneys' fees and expenses, against any party litigant in such suit, having due regard to the merits and good faith of the claims or defenses made by such party litigant; provided, however, that the provisions of this Section 5.9 shall not apply to any suit instituted by the Trustee, to any suit instituted by any Securityholder, or group of Securityholders, holding in the aggregate more than 10% in principal amount of the Debentures outstanding, or to any suit instituted by any Securityholder for the enforcement of the payment of the principal of (or premium, if any) or interest on any Debenture against the Company on or after the same shall have become due and payable.

ARTICLE VI.
CONCERNING THE TRUSTEE

Section 6.1. Duties and Responsibilities of Trustee. With respect to the holders of Debentures issued hereunder, the Trustee, prior to the occurrence of an Event of Default with respect to the Debentures and after the curing or waiving of all Events of Default which may have occurred, with respect to the Debentures, undertakes to perform such duties and only such duties as are specifically set forth in this Indenture, and no implied covenants shall be read into this Indenture against the Trustee. In case an Event of Default with respect to the Debentures has occurred (which has not been cured or waived), the Trustee shall exercise such of the rights and powers vested in it by this Indenture, and use the same degree of care and skill in their exercise, as a prudent man would exercise or use under the circumstances in the conduct of his own affairs.

No provision of this Indenture shall be construed to relieve the Trustee from liability for its own negligent action, its own negligent failure to act or its own willful misconduct, except that:

(a) prior to the occurrence of an Event of Default with respect to Debentures and after the curing or waiving of all Events of Default which may have occurred

(1) the duties and obligations of the Trustee with respect to Debentures shall be determined solely by the express provisions of this Indenture, and the Trustee shall not be liable except for the performance of such duties and obligations with respect to the Debentures as are specifically set forth in this Indenture, and no implied covenants or obligations shall be read into this Indenture against the Trustee, and

(2) in the absence of bad faith on the part of the Trustee, the Trustee may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon any certificates or opinions furnished to the Trustee and conforming to the requirements of this Indenture; but, in the case of any such certificates or opinions which by any provision hereof are specifically required to be furnished to the Trustee, the Trustee shall be under a duty to examine the same to determine whether or not they conform to the requirements of this Indenture.

(b) the Trustee shall not be liable for any error of judgment made in good faith by a Responsible Officer or Officers of the Trustee, unless it shall be proved that the Trustee was negligent in ascertaining the pertinent facts; and

(c) the Trustee shall not be liable with respect to any action taken or omitted to be taken by it in good faith, in accordance with the direction of the Securityholders pursuant to Section 5.7, relating to the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred upon the Trustee, under this Indenture.

None of the provisions contained in this Indenture shall require the Trustee to expend or risk its own funds or otherwise incur personal financial liability in the performance of any of its duties or in the exercise of any of its rights or powers, if there is ground for believing that the repayment of such funds or liability is not assured to it under the terms of this Indenture or indemnity satisfactory to the Trustee against such risk is not reasonably assured to it.

Section 6.2. <u>Reliance on Documents, Opinions, etc.</u> Except as otherwise provided in Section 6.1:

(a) the Trustee may conclusively rely and shall be fully protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, bond, note, debenture or other paper or document believed by it to be genuine and to have been signed or presented by the proper party or parties;

(b) any request, direction, order or demand of the Company mentioned herein shall be sufficiently evidenced by an Officers' Certificate (unless other evidence in respect thereof be herein specifically prescribed); and any Board Resolution may be evidenced to the Trustee by a copy thereof certified by the Secretary or an Assistant Secretary of the Company;

(c) the Trustee may consult with counsel of its selection and any advice or Opinion of Counsel shall be full and complete authorization and protection in respect of any action taken, suffered or omitted by it hereunder in good faith and in accordance with such advice or Opinion of Counsel;

(d) the Trustee shall be under no obligation to exercise any of the rights or powers vested in it by this Indenture at the request, order or direction of any of the Securityholders, pursuant to the provisions of this Indenture, unless such Securityholders shall have offered to the Trustee reasonable security or indemnity against the costs, expenses and liabilities which may be incurred therein or thereby;

(e) the Trustee shall not be liable for any action taken or omitted by it in good faith and believed by it to be authorized or within the discretion or rights or powers conferred upon it by this Indenture; nothing contained herein shall, however, relieve the Trustee of the obligation, upon the occurrence of an Event of Default with respect to the Debentures (that has not been cured or waived) to exercise with respect to Debentures such of the rights and powers vested in it by this Indenture, and to use the same degree of care and skill in their exercise, as a prudent man would exercise or use under the circumstances in the conduct of his own affairs;

(f) the Trustee shall not be bound to make any investigation into the facts or matters stated in any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, approval, bond, debenture, coupon or other paper or document, unless requested in writing to do so by the holders of not less than a majority in aggregate principal amount of the outstanding Debentures affected thereby; provided, however, that if the payment within a reasonable time to the Trustee of the costs, expenses or liabilities likely to be incurred by it in the making of such investigation is, in the opinion of the Trustee, not reasonably assured to the Trustee by the security afforded to it by the terms of this Indenture, the Trustee may require reasonable indemnity against such expense or liability as a condition to so proceeding;

(g) the Trustee may execute any of the trusts or powers hereunder or perform any duties hereunder either directly or by or through agents (including any Authenticating Agent) or attorneys, and the Trustee shall not. be responsible for any misconduct or negligence on the part of any such agent or attorney appointed by it with due care; and

(h) with the exceptions of defaults under Sections 5.1(a) or 5.1(b), the Trustee shall not be charged with knowledge of any Default or Event of Default with respect to the Debentures unless a written notice of such Default or Event of Default shall have been given to the Trustee by the Company or any other obligor on the Debentures or by any holder of the Debentures.

Section 6.3. No Responsibility for Recitals, etc. The recitals contained herein and in the Debentures (except in the certificate of authentication of the Trustee or the Authenticating Agent) shall be taken as the statements of the Company, and the Trustee and the Authenticating Agent assume no responsibility for the correctness of the same. The Trustee and the Authenticating Agent make no representations as to the validity or sufficiency of this Indenture or of the Debentures. The Trustee and the Authenticating Agent shall not be accountable for the use or application by the Company of any Debentures or the proceeds of any Debentures authenticated and delivered by the Trustee or the Authenticating Agent in conformity with the provisions of this Indenture.

Section 6.4. Trustee, Authenticating Agents, Paying Agents, Transfer Agents or Registrar May Own Debentures. The Trustee or any Authenticating Agent or any paying agent or any transfer agent or any Debenture registrar, in its individual or any other capacity, may become the owner or pledgee of Debentures with the same rights it would have if it were not Trustee, Authenticating Agent, paying agent, transfer agent or Debenture registrar.

Section 6.5. Moneys to be Held in Trust. Subject to the provisions of Section 12.4, all moneys received by the Trustee or any paying agent shall, until used or applied as herein provided, be held in trust for the purpose for which they were received, but need not be segregated from other funds except to the extent required by law. The Trustee and any paying agent shall be under no liability for interest on any money received by it hereunder except as otherwise agreed in writing with the Company. So long as no Event of Default shall have occurred and be continuing, all interest allowed on any such moneys shall be paid from time to time upon the written order of the Company, signed by the Chairman of the Board of Directors, the President, a Managing Director, a Vice President the Treasurer or an Assistant Treasurer of the Company.

Section 6.6. Compensation and Expenses of Trustee. The Company covenants and agrees to pay to the Trustee from time to time, and the Trustee shall be entitled to, such compensation as shall be agreed to in writing between the Company and the Trustee (which shall not be limited by any provision of law in regard to the compensation of a trustee of an express trust), and the Company will pay or reimburse the Trustee upon its request for all reasonable expenses, disbursements and advances incurred or made by the Trustee in accordance with any of the provisions of this Indenture (including the reasonable compensation and the expenses and disbursements of its counsel and of all Persons not regularly in its employ) except any such expense, disbursement or advance as may arise from its negligence or willful misconduct. The Company also covenants to indemnify each of the Trustee or any predecessor Trustee (and its officers, agents, directors and employees) for, and to hold it harmless against, any and all loss, damage, claim, liability or expense including taxes (other than taxes based on the income of the Trustee) incurred without negligence or willful misconduct on the part of the Trustee and arising out of or in connection with the acceptance or administration of this trust, including the costs and expenses of defending itself against any claim of liability. The obligations of the Company under this Section 6.6 to compensate and indemnify the Trustee and to pay or reimburse the Trustee for expenses, disbursements and advances shall constitute additional indebtedness hereunder. Such additional indebtedness shall be secured by a lien prior to that of the Debentures upon all property and funds held or collected by the Trustee as such, except funds held in trust for the benefit of the holders of particular Debentures.

Without prejudice to any other rights available to the Trustee under applicable law, when the Trustee incurs expenses or renders services in connection with an Event of Default specified in Section 5.1(d), Section 5.1(e) or Section 5.1(f), the expenses (including the reasonable charges and expenses of its counsel) and the compensation for the services are intended to constitute expenses of administration under any applicable federal or state bankruptcy, insolvency or other similar law.

The provisions of this Section shall survive the resignation or removal of the Trustee and the defeasance or other termination of this Indenture.

Notwithstanding anything in this Indenture or any Debenture to the contrary, the Trustee shall have no obligation whatsoever to advance funds to pay any principal of or interest on or other amounts with respect to the Debentures or otherwise advance funds to or on behalf of the Company.

Section 6.7. **Officers' Certificate as Evidence**. Except as otherwise provided in Sections 6.1 and 6.2, whenever in the administration of the provisions of this Indenture the Trustee shall deem it necessary or desirable that a matter be proved or established prior to taking or omitting any action hereunder, such matter (unless other evidence in respect thereof be herein specifically prescribed) may, in the absence of negligence or willful misconduct on the part of the Trustee, be deemed to be conclusively proved and established by an Officers' Certificate delivered to the Trustee, and such certificate, in the absence of negligence or willful misconduct on the part of the Trustee, shall be full warrant to the Trustee for any action taken or omitted by it under the provisions of this Indenture upon the faith thereof.

Section 6.8. **Eligibility of Trustee**. The Trustee hereunder shall at all times be a corporation organized and doing business under the laws of the United States of America or any state or territory thereof or of the District of Columbia or a corporation or other Person authorized under such laws to exercise corporate trust powers, having (or whose obligations under this Indenture are guaranteed by an affiliate having) a combined capital and surplus of at least 5 million U.S. dollars ($5,000,000) and subject to supervision or examination by federal, state, territorial, or District of Columbia authority. If such corporation publishes reports of condition at least annually, pursuant to law or to the requirements of the aforesaid supervising or examining authority, then for the purposes of this Section 6.8 the combined capital and surplus of such corporation shall be deemed to be its combined capital and surplus as set forth in its most recent records of condition so published.

The Company may not, nor may any Person directly or indirectly controlling, controlled by, or under common control with the Company, serve as Trustee.

In case at any time the Trustee shall cease to be eligible in accordance with the provisions of this Section 6.8, the Trustee shall resign immediately in the manner and with the effect specified in Section 6.9.

Section 6.9. **Resignation or Removal of Trustee.**

(a) The Trustee, or any trustee or trustees hereafter appointed, may at any time resign by giving written notice of such resignation to the Company and by mailing notice thereof, at the Company's expense, to the holders of the Debentures at their addresses as they shall appear on the Debenture Register. Upon receiving such notice of resignation, the Company shall promptly appoint a successor trustee or trustees by written instrument, in duplicate, executed by order of its Board of Directors, one copy of which instrument shall be delivered to the resigning Trustee and one copy to the successor Trustee. If no successor Trustee shall have been so appointed and have accepted appointment within 30 days after the mailing of such notice of resignation to the affected Securityholders, the resigning Trustee may petition any court of competent jurisdiction for the appointment of a successor Trustee, or any Securityholder who has been a bona fide holder of a Debenture or Debentures for at least six months may, subject to the provisions of Section 5.9, on behalf of himself and all others similarly situated, petition any such court for the appointment of a successor Trustee. Such court may thereupon, after such notice, if any, as it may deem proper and prescribe, appoint a successor Trustee.

(b) In case at any time any of the following shall occur --

(1) the Trustee shall fail to comply with the provisions of Section 6.8 after written request therefor by the Company or by any Securityholder who has been a bona fide holder of a Debenture or Debentures for at least 6 months, or

(2) the Trustee shall cease to be eligible in accordance with the provisions of Section 6.8 and shall fail to resign after written request therefor by the Company or by any such Securityholder, or

(3) the Trustee shall become incapable of acting, or shall be adjudged a bankrupt or insolvent, or a receiver of the Trustee or of its property shall be appointed, or any public officer shall take charge or control of the Trustee or of its property or affairs for the purpose of rehabilitation, conservation or liquidation,

then, in any such case, the Company may remove the Trustee and appoint a successor Trustee by written instrument, in duplicate, executed by order of the Board of Directors, one copy of which instrument shall be delivered to the Trustee so removed and one copy to the successor Trustee, or, subject to the provisions of Section 5.9, any Securityholder who has been a bona fide holder of a Debenture or Debentures for at least 6 months may, on behalf of himself and all others similarly situated, petition any court of competent jurisdiction for the removal of the Trustee and the appointment of a successor Trustee. Such court may thereupon, after such notice, if any, as it may deem proper and prescribe, remove the Trustee and appoint successor Trustee.

(c) Upon prior written notice to the Company and the Trustee, the holders of a majority in aggregate principal amount of the Debentures at the time outstanding may at any time remove the Trustee and nominate a successor Trustee, which shall be deemed appointed as successor Trustee unless within 10 Business Days after such nomination the Company objects thereto, in which case, or in the case of a failure by such holders to nominate a successor Trustee, the Trustee so removed or any Securityholder, upon the terms and conditions and otherwise as in subsection (a) of this Section 6.9 provided, may petition any court of competent jurisdiction for an appointment of a successor.

(d) Any resignation or removal of the Trustee and appointment of a successor Trustee pursuant to any of the provisions of this Section shall become effective upon acceptance of appointment by the successor Trustee as provided in Section 6.10.

Section 6.10. **Acceptance by Successor Trustee**. Any successor Trustee appointed as provided in Section 6.9 shall execute, acknowledge and deliver to the Company and to its predecessor Trustee an instrument accepting such appointment hereunder, and thereupon the resignation or removal of the retiring Trustee shall become effective and such successor Trustee, without any further act, deed or conveyance, shall become vested with all the rights, powers, duties and obligations with respect to the Debentures of its predecessor hereunder, with like effect as if originally named as Trustee herein; but, nevertheless, on the written request of the Company or of the successor Trustee, the Trustee ceasing to act shall, upon payment of any amounts then due it pursuant to the provisions of Section 6.6, execute and deliver an instrument transferring to such successor Trustee all the rights and powers of the Trustee so ceasing to act and shall duly assign, transfer and deliver to such successor Trustee all property and money held by such retiring Trustee thereunder. Upon request of any such successor Trustee, the Company shall execute any and all instruments in writing for more fully and certainly vesting in and confirming to such successor Trustee all such rights and powers. Any Trustee ceasing to act shall, nevertheless, retain a lien upon all property or funds held or collected by such Trustee to secure any amounts then due it pursuant to the provisions of Section 6.6.

If a successor Trustee is appointed, the Company, the retiring Trustee and the successor Trustee shall execute and deliver an indenture supplemental hereto which shall contain such provisions as shall be deemed necessary or desirable to confirm that all the rights, powers, trusts and duties of the retiring Trustee with respect to the Debentures as to which the predecessor Trustee is not retiring shall continue to be vested in the predecessor Trustee, and shall add to or change any of the provisions of this Indenture as shall be necessary to provide for or facilitate the administration of the Trust hereunder by more than one Trustee, it being understood that nothing herein or in such supplemental indenture shall constitute such Trustees co-trustees of the same trust and that each such Trustee shall be Trustee of a trust or trusts hereunder separate and apart from any trust or trusts hereunder administered by any other such Trustee.

No successor Trustee shall accept appointment as provided in this Section unless at the time of such acceptance such successor Trustee shall be eligible under the provisions of Section 6.8.

In no event shall a retiring Trustee be liable for the acts or omissions of any successor Trustee hereunder.

Upon acceptance of appointment by a successor Trustee as provided in this Section 6.10, the Company shall mail notice of the succession of such Trustee hereunder to the holders of Debentures at their addresses as they shall appear on the Debenture Register. If the Company fails to mail such notice within 10 Business Days after the acceptance of appointment by the successor Trustee, the successor Trustee shall cause such notice to be mailed at the expense of the Company.

Section 6.11. Succession by Merger, etc. Any corporation into which the Trustee may be merged or converted or with which it may be consolidated, or any corporation resulting from any merger, conversion or consolidation to which the Trustee shall be a party, or any corporation succeeding to all or substantially all of the corporate trust business of the Trustee, shall be the successor of the Trustee hereunder without the execution or filing of any paper or any further act on the part of any of the parties hereto; provided such corporation shall be otherwise eligible and qualified under this Article.

In case at the time such successor to the Trustee shall succeed to the trusts created by this Indenture any of the Debentures shall have been authenticated but not delivered, any such successor to the Trustee may adopt the certificate of authentication of any predecessor Trustee, and deliver such Debentures so authenticated; and in case at that time any of the Debentures shall not have been authenticated, any successor to the Trustee may authenticate such Debentures either in the name of any predecessor hereunder or in the name of the successor Trustee; and in all such cases such certificates shall have the full force which it is anywhere in the Debentures or in this Indenture provided that the certificate of the Trustee shall have; provided, however, that the right to adopt the certificate of authentication of any predecessor Trustee or authenticate Debentures in the name of any predecessor Trustee shall apply only to its successor or successors by merger, conversion or consolidation.

Section 6.12. Authenticating Agents. There may be one or more Authenticating Agents appointed by the Trustee upon the request of the Company with power to act on its behalf and subject to its direction in the authentication and delivery of Debentures issued upon exchange or registration of transfer thereof as fully to all intents and purposes as though any such Authenticating Agent had been expressly authorized to authenticate and deliver Debentures; provided, however, that the Trustee shall have no liability to the Company for any acts or omissions of the Authenticating Agent with respect to the authentication and delivery of Debentures. Any such Authenticating Agent shall at all times be a corporation organized and doing business under the laws of the United States or of any state or territory thereof or of the District of Columbia authorized under such laws to act as Authenticating Agent, having a combined capital and surplus of at least $5,000,000 and being subject to supervision or examination by federal, state, territorial or District of Columbia authority. If such corporation publishes reports of condition at least annually pursuant to law or the requirements of such authority, then for the purposes of this Section 6.12 the combined capital and surplus of such corporation shall be deemed to be its combined capital and surplus as set forth in its most recent report of condition so published. If at any time an Authenticating Agent shall cease to be eligible in accordance with the provisions of this Section, it shall resign immediately in the manner and with the effect herein specified in this Section.

Any corporation into which any Authenticating Agent may be merged or converted or with which it may be consolidated, or any corporation resulting from any merger, consolidation or conversion to which any Authenticating Agent shall be a party, or any corporation succeeding to all or substantially all of the corporate trust business of any Authenticating Agent, shall be the successor of such Authenticating Agent hereunder, if such successor corporation is otherwise eligible under this Section 6.12 without the execution or filing of any paper or any further act on the part of the parties hereto or such Authenticating Agent.

Any Authenticating Agent may at any time resign by giving written notice of resignation to the Trustee and to the Company. The Trustee may at any time terminate the agency of any Authenticating Agent with respect to the Debentures by giving written notice of termination to such Authenticating Agent and to the Company. Upon receiving such a notice of resignation or upon such a termination, or in case at any time any Authenticating Agent shall cease to be eligible under this Section 6.12, the Trustee may, and upon the request of the Company shall, promptly appoint a successor Authenticating Agent eligible under this Section 6.12, shall give written notice of such appointment to the Company and shall mail notice of such appointment to all holders of Debentures as the names and addresses of such holders appear on the Debenture Register. Any successor Authenticating Agent upon acceptance of its appointment hereunder shall become vested with all rights, powers, duties and responsibilities with respect to the Debentures of its predecessor hereunder, with like effect as if originally named as Authenticating Agent herein.

The Company agrees to pay to any Authenticating Agent from time to time reasonable compensation for its services. Any Authenticating Agent shall have no responsibility or liability for any action taken by it as such in accordance with the directions of the Trustee.

ARTICLE VII.
CONCERNING THE SECURITYHOLDERS

Section 7.1. **Action by Securityholders.** Whenever in this Indenture it is provided that the holders of a specified percentage in aggregate principal amount of the Debentures may take any action (including the making of any demand or request, the giving of any notice, consent or waiver or the taking of any other action) the fact that at the time of taking any such action the holders of such specified percentage have joined therein may be evidenced (a) by any instrument or any number of instruments of similar tenor executed by such Securityholders in person or by agent or proxy appointed in writing, or (b) by the record of such holders of Debentures voting in favor thereof at any meeting of such Securityholders duly called and held in accordance with the provisions of Article VIII, or (c) by a combination of such instrument or instruments and any such record of such a meeting of such Securityholders or (d) by any other method the Trustee deems satisfactory.

If the Company shall solicit from the Securityholders any request, demand, authorization, direction, notice, consent, waiver or other action or revocation of the same, the Company may. at its option, as evidenced by an Officers' Certificate, fix in advance a record date for such Debentures for the determination of Securityholders entitled to give such request, demand, authorization, direction, notice, consent, waiver or other action or revocation of the same, but the Company shall have no obligation to do so. If such a record date is fixed, such request, demand, authorization, direction, notice, consent, waiver or other action or revocation of the same may be given before or after the record date, but only the Securityholders of record at the close of business on the record date shall be deemed to be Securityholders for the purposes of determining whether Securityholders of the requisite proportion of outstanding Debentures have authorized or agreed or consented to such request, demand, authorization, direction, notice, consent, waiver or other action or revocation of the same, and for that purpose the outstanding

Debentures shall be computed as of the record date; provided, however, that no such authorization, agreement or consent by such Securityholders on the record date shall be deemed effective unless it shall become effective pursuant to the provisions of this Indenture not later than 6 months after the record date.

Section 7.2. **Proof of Execution by Securityholders.** Subject to the provisions of Section 6.1, 6.2 and 8.5, proof of the execution of any instrument by a Securityholder or his agent or proxy shall be sufficient if made in accordance with such reasonable rules and regulations as may be prescribed by the Trustee or in such manner as shall be satisfactory to the Trustee. The ownership of Debentures shall be proved by the Debenture Register or by a certificate of the Debenture registrar. The Trustee may require such additional proof of any matter referred to in this Section as it shall deem necessary.

The record of any Securityholders' meeting shall be proved in the manner provided in Section 8.6.

Section 7.3. **Who Are Deemed Absolute Owners.** Prior to due presentment for registration of transfer of any Debenture, the Company, the Trustee, any Authenticating Agent, any paying agent, any transfer agent and any Debenture registrar may deem the Person in whose name such Debenture shall be registered upon the Debenture Register to be, and may treat him as, the absolute owner of such Debenture (whether or not such Debenture shall be overdue) for the purpose of receiving payment of or on account of the principal of, premium, if any, and interest on such Debenture and for all other purposes; and neither the Company nor the Trustee nor any Authenticating Agent nor any paying agent nor any transfer agent nor any Debenture registrar shall be affected by any notice to the contrary. All such payments so made to any holder for the time being or upon his order shall be valid, and, to the extent of the sum or sums so paid, effectual to satisfy and discharge the liability for moneys payable upon any such Debenture.

Section 7.4. **Debentures Owned by Company Deemed Not Outstanding.** In determining whether the holders of the requisite aggregate principal amount of Debentures have concurred in any direction, consent or waiver under this Indenture, Debentures which are owned by the Company or any other obligor on the Debentures or by any Person directly or indirectly controlling or controlled by or under direct or indirect common control with the Company or any other obligor on the Debentures shall be disregarded and deemed not to be outstanding for the purpose of any such determination; provided, however, that for the purposes of determining whether the Trustee shall be protected in relying on any such direction, consent or waiver, only Debentures which a Responsible Officer of the Trustee actually knows are so owned shall be so disregarded. Debentures so owned which have been pledged in good faith may be regarded as outstanding for the purposes of this Section 7.4 if the pledgee shall establish to the satisfaction of the Trustee the pledgee's right to vote such Debentures and that the pledgee is not the Company or any such other obligor or Person directly or indirectly controlling or controlled by or under direct or indirect common control with the Company or any such other obligor. In the case of a dispute as to such right, any decision by the Trustee taken upon the advice of counsel shall be full protection to the Trustee.

Section 7.5. **Revocation of Consents; Future Holders Bound.** At any time prior to (but not after) the evidencing to the Trustee, as provided in Section 7.1, of the taking of any action by the holders of the percentage in aggregate principal amount of the Debentures specified in this Indenture in connection with such action, any holder (in cases where no record date has been set pursuant to Section 7.1) or any holder as of an applicable record date (in cases where a record date has been set pursuant to Section 7.1) of a Debenture (or any Debenture issued in whole or in part in exchange or substitution therefor) the serial number of which is shown by the evidence to be included in the Debentures the holders of which have consented to such action may, by filing written notice with the Trustee at the Principal Office of the Trustee and upon proof of holding as provided in Section 7.2, revoke such action so far as concerns such Debenture (or so far as concerns the principal amount represented by any exchanged or substituted Debenture). Except as aforesaid any such action taken by the holder of any Debenture shall be conclusive and binding upon such holder and upon all future holders and owners of such Debenture, and of any Debenture issued in exchange or substitution therefor or on registration of transfer thereof, irrespective of whether or not any notation in regard thereto is made upon such Debenture or any Debenture issued in exchange or substitution therefor.

ARTICLE VIII.
SECURITYHOLDERS' MEETINGS

Section 8.1. **Purposes of Meetings.** A meeting of Securityholders may be called at any time and from time to time pursuant to the provisions of this Article VIII for any of the following purposes:

(a) to give any notice to the Company or to the Trustee, or to give any directions to the Trustee or to consent to the waiving of any default hereunder and its consequences, or to take any other action authorized to be taken by Securityholders pursuant to any of the provisions of Article V;

(b) to remove the Trustee and nominate a successor trustee pursuant to the provisions of Article VI;

(c) to consent to the execution of an indenture or indentures supplemental hereto pursuant to the provisions of Section 9.2; or

(d) to take any other action authorized to be taken by or on behalf of the holders of any specified aggregate principal amount of such Debentures under any other provision of this Indenture or under applicable law.

Section 8.2. **Call of Meetings by Trustee.** The Trustee may at any time call a meeting of Securityholders to take any action specified in Section 8.1, to be held at such time and at such place as the Trustee shall determine. Notice of every meeting of the Securityholders, setting forth the time and the place of such meeting and in general terms the action proposed to be taken at such meeting, shall be mailed to holders of Debentures affected at their addresses as they shall appear on the Debentures Register and, if the Company is not a holder of Debentures, to the

Company. Such notice shall be mailed not less than 20 nor more than 180 days prior to the date fixed for the meeting.

Section 8.3. **Call of Meetings by Company or Securityholders.** In case at any time the Company pursuant to a Board Resolution, or the holders of at least 10% in aggregate principal amount of the Debentures, as the case may be, then outstanding, shall have requested the Trustee to call a meeting of Securityholders, by written request setting forth in reasonable detail the action proposed to be taken at the meeting, and the Trustee shall not have mailed the notice of such meeting within 20 days after receipt of such request, then the Company or such Securityholders may determine the time and the place for such meeting and may call such meeting to take any action authorized in Section 8.1, by mailing notice thereof as provided in Section 8.2.

Section 8.4. **Qualifications for Voting.** To be entitled to vote at any meeting of Securityholders a Person shall (a) be a holder of one or more Debentures with respect to which the meeting is being held or (b) a Person appointed by an instrument in writing as proxy by a holder of one or more such Debentures. The only Persons who shall be entitled to be present or to speak at any meeting of Securityholders shall be the Persons entitled to vote at such meeting and their counsel and any representatives of the Trustee and its counsel and any representatives of the Company and its counsel.

Section 8.5. **Regulations.** Notwithstanding any other provisions of this Indenture, the Trustee may make such reasonable regulations as it may deem advisable for any meeting of Securityholders, in regard to proof of the holding of Debentures and of the appointment of proxies, and in regard to the appointment and duties of inspectors of votes, the submission and examination of proxies, certificates and other evidence of the right to vote, and such other matters concerning the conduct of the meeting as it shall think fit.

The Trustee shall, by an instrument in writing, appoint a temporary chairman of the meeting, unless the meeting shall have been called by the Company or by Securityholders as provided in Section 8.3, in which case the Company or the Securityholders calling the meeting, as the case may be, shall in like manner appoint a temporary chairman. A permanent chairman and a permanent secretary of the meeting shall be elected by majority vote of the meeting.

Subject to the provisions of Section 7.4, at any meeting each holder of Debentures with respect to which such meeting is being held or proxy therefor shall be entitled to one vote for each $1,000.00 principal amount of Debentures held or represented by him; provided, however, that no vote shall be cast or counted at any meeting in respect of any Debenture challenged as not outstanding and ruled by the chairman of the meeting to be not outstanding. The chairman of the meeting shall have no right to vote other than by virtue of Debentures held by him or instruments in writing as aforesaid duly designating him as the Person to vote on behalf of other Securityholders. Any meeting of Securityholders duly called pursuant to the provisions of Section 8.2 or 8.3 may be adjourned from time to time by a majority of those present, whether or not constituting a quorum, and the meeting may be held as so adjourned without further notice.

Section 8.6. Voting. The vote upon any resolution submitted to any meeting of holders of Debentures with respect to which such meeting is being held shall be by written ballots on which shall be subscribed the signatures of such holders or of their representatives by proxy and the serial number or numbers of the Debentures held or represented by them. The permanent chairman of the meeting shall appoint two inspectors of votes who shall count all votes cast at the meeting for or against any resolution and who shall make and file with the secretary of the meeting their verified written reports in triplicate of all votes cast at the meeting. A record in duplicate of the proceedings of each meeting of Securityholders shall be prepared by the secretary of the meeting and there shall be attached to said record the original reports of the inspectors of votes on any vote by ballot taken thereat and affidavits by one or more Persons having knowledge of the facts setting forth a copy of the notice of the meeting and showing that said notice was mailed as provided in Section 8.2. The record shall show the serial numbers of the Debentures voting in favor of or against any resolution. The record shall be signed and verified by the affidavits of the permanent chairman and secretary of the meeting and one of the duplicates shall be delivered to the Company and the other to the Trustee to be preserved by the Trustee, the latter to have attached thereto the ballots voted at the meeting.

Any record so signed and verified shall be conclusive evidence of the matters therein stated.

Section 8.7. Quorum; Actions. The Persons entitled to vote a majority in principal amount of the Debentures shall constitute a quorum for a meeting of Securityholders; provided, however, that if any action is to be taken at such meeting with respect to a consent, waiver, request, demand, notice, authorization, direction or other action which may be given by the holders of not less than a specified percentage in principal amount of the Debentures, the Persons holding or representing such specified percentage in principal amount of the Debentures will constitute a quorum. In the absence of a quorum within 30 minutes of the time appointed for any such meeting, the meeting shall, if convened at the request of Securityholders, be dissolved. In any other case the meeting may be adjourned for a period of not less than 10 days as determined by the permanent chairman of the meeting prior to the adjournment of such meeting. In the absence of a quorum at any such adjourned meeting, such adjourned meeting may be further adjourned for a period of not less than 10 days as determined by the permanent chairman of the meeting prior to the adjournment of such adjourned meeting. Notice of the reconvening of any adjourned meeting shall be given as provided in Section 8.2, except that such notice need be given only once not less than 5 days prior to the date on which the meeting is scheduled to be reconvened. Notice of the reconvening of an adjourned meeting shall state expressly the percentage, as provided above, of the principal amount of the Debentures which shall constitute a quorum.

Except as limited by the proviso in the first paragraph of Section 9.2, any resolution presented to a meeting or adjourned meeting duly reconvened at which a quorum is present as aforesaid may be adopted by the affirmative vote of the holders of a majority in principal amount of the Debentures; provided, however, that, except as limited by the proviso in the first paragraph of Section 9.2, any resolution with respect to any consent, waiver, request, demand, notice, authorization, direction or other action which this Indenture expressly provides may be given by the holders of not less than a specified percentage in principal amount of the Debentures may be adopted at a meeting or an adjourned meeting duly reconvened and at which a quorum is present as aforesaid only by the affirmative vote of the holders of a not less than such specified percentage in principal amount of the Debentures.

Any resolution passed or decision taken at any meeting of holders of Debentures duly held in accordance with this Section shall be binding on all the Securityholders, whether or not present or represented at the meeting.

ARTICLE IX.
SUPPLEMENTAL INDENTURES

Section 9.1. Supplemental Indentures without Consent of Securityholders. The Company, when authorized by a Board Resolution, and the Trustee may from time to time and at any time enter into an indenture or indentures supplemental hereto, without the consent of the Securityholders, for one or more of the following purposes:

(a) to evidence the succession of another Person to the Company, or successive successions, and the assumption by the successor Person of the covenants, agreements and obligations of the Company, pursuant to Article XI hereof;

(b) to add to the covenants of the Company such further covenants, restrictions or conditions for the protection of the holders of Debentures as the Board of Directors shall consider to be for the protection of the holders of such Debentures, and to make the occurrence, or the occurrence and continuance, of a default in any of such additional covenants, restrictions or conditions a default or an Event of Default permitting the enforcement of all or any of the several remedies provided in this Indenture as herein set forth; provided, however, that in respect of any such additional covenant restriction or condition such supplemental indenture may provide for a particular period of grace after default (which period may be shorter or longer than that allowed in the case of other defaults) or may provide for an immediate enforcement upon such default or may limit the remedies available to the Trustee upon such default;

(c) to cure any ambiguity or to correct or supplement any provision contained herein or in any supplemental indenture which may be defective or inconsistent with any other provision contained herein or in any supplemental indenture, or to make such other provisions in regard to matters or questions arising under this Indenture; provided that any such action shall not materially adversely affect the interests of the holders of the Debentures;

(d) to add to, delete from, or revise the terms of Debentures, including, without limitation, any terms relating to the issuance, exchange, registration or transfer of Debentures, including to provide for transfer procedures and restrictions substantially similar to those applicable to the Series A Capital Securities as required by Section 2.5 (for purposes of assuring that no registration of Debentures is required under the Securities Act of 1933, as amended); provided, however, that any such action shall not adversely affect the interests of the holders of the Debentures then outstanding (it being understood, for purposes of this proviso, that transfer restrictions on Debentures substantially similar to those that were applicable to Series A Capital Securities shall not be deemed to materially adversely affect the holders of the Debentures);

(e) to evidence and provide for the acceptance of appointment hereunder by a successor Trustee with respect to the Debentures and to add to or change any of the provisions of this Indenture as shall be necessary to provide for or facilitate the administration of the trusts hereunder by more than one Trustee, pursuant to the requirements of Section 6.11;

(f) to make any change (other than as elsewhere provided in this paragraph) that does not adversely affect the rights of any Securityholder in any material respect; or

(g) to provide for the issuance of and establish the form and terms and conditions of the Debentures, to establish the form of any certifications required to be furnished pursuant to the terms of this Indenture or the Debentures, or to add to the rights of the holders of Debentures.

The Trustee is hereby authorized to join with the Company in the execution of any such supplemental indenture, to make any further appropriate agreements and stipulations which may be therein contained and to accept the conveyance, transfer and assignment of any property thereunder, but the Trustee shall not be obligated to, but may in its discretion, enter into any such supplemental indenture which affects the Trustee's own rights, duties or immunities under this Indenture or otherwise.

Any supplemental indenture authorized by the provisions of this Section 9.1 may be executed by the Company and the Trustee without the consent of the holders of any of the Debentures at the time outstanding, notwithstanding any of the provisions of Section 9.2.

Section 9.2. Supplemental Indentures with Consent of Securityholders. With the consent (evidenced as provided in Section 7.1) of the holders of not less than a majority in aggregate principal amount of the Debentures at the time outstanding affected by such supplemental indenture (voting as a class), the Company, when authorized by a Board Resolution, and the Trustee may from time to time and at any time enter into an indenture or indentures supplemental hereto for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of this Indenture or of any supplemental indenture or of modifying in any manner the rights of the holders of the Debentures; provided, however, that no such supplemental indenture shall without the consent of the holders of each Debenture then outstanding and affected thereby (i) change the fixed maturity of any Debenture, or reduce the principal amount thereof or any premium thereon, or reduce the rate or extend the time of payment of interest thereon, or reduce any amount payable on redemption thereof or make the principal thereof or any interest or premium thereon payable in any coin or currency other than that provided in the Debentures, or impair or affect the right of any Securityholder to institute suit for payment thereof or impair the right of repayment, if any, at the option of the holder, or (ii) reduce the aforesaid percentage of Debentures the holders of which are required to consent to any such supplemental indenture; provided further, however, that if the Debentures are held by a trust or a trustee of such trust, such supplemental indenture shall not be effective until the holders of a majority in Liquidation Amount of Trust Securities shall have consented to such supplemental indenture; provided further, however, that if the consent of the Securityholder of each outstanding Debenture is required, such supplemental indenture shall not be effective until each holder of the Trust Securities shall have consented to such supplemental indenture.

Upon the request of the Company accompanied by a Board Resolution authorizing the execution of any such supplemental indenture, and upon the filing with the Trustee of evidence of the consent of Securityholders as aforesaid, the Trustee shall join with the Company in the execution of such supplemental indenture unless such supplemental indenture affects the Trustee's own rights, duties or immunities under this Indenture or otherwise, in which case the Trustee may in its discretion, but shall not be obligated to, enter into such supplemental indenture.

Promptly after the execution by the Company and the Trustee of any supplemental indenture pursuant to the provisions of this Section, the Trustee shall transmit by mail, first class postage prepaid, a notice, prepared by the Company, setting forth in general terms the substance of such supplemental indenture, to the Securityholders as their names and addresses appear upon the Debenture Register. Any failure of the Trustee to mail such notice, or any defect therein, shall not, however, in any way impair or affect the validity of any such supplemental indenture.

It shall not be necessary for the consent of the Securityholders under this Section 9.2 to approve the particular form of any proposed supplemental indenture, but it shall be sufficient if such consent shall approve the substance thereof.

Section 9.3. **Effect of Supplemental Indentures.** Upon the execution of any supplemental indenture pursuant to the provisions of this Article IX, this Indenture shall be and be deemed to be modified and amended in accordance therewith and the respective rights, limitations of rights, obligations, duties and immunities under this Indenture of the Trustee, the Company and the holders of Debentures shall thereafter be determined, exercised and enforced hereunder subject in all respects to such modifications and amendments and all the terms and conditions of any such supplemental indenture shall be and be deemed to be part of the terms and conditions of this Indenture for any and all purposes.

Section 9.4. **Notation on Debentures.** Debentures authenticated and delivered after the execution of any supplemental indenture pursuant to the provisions of this Article IX may bear a notation as to any matter provided for in such supplemental indenture. If the Company or the Trustee shall so determine, new Debentures so modified as to conform, in the opinion of the Board of Directors of the Company, to any modification of this Indenture contained in any such supplemental indenture may be prepared and executed by the Company, authenticated by the Trustee or the Authenticating Agent and delivered in exchange for the Debentures then outstanding.

Section 9.5. **Evidence of Compliance of Supplemental Indenture to be Furnished to Trustee.** The Trustee, subject to the provisions of Sections 6.1 and 6.2, shall, in addition to the documents required by Section 14.6, receive an Officers' Certificate and an Opinion of Counsel as conclusive evidence that any supplemental indenture executed pursuant hereto complies with the requirements of this Article IX. The Trustee shall receive an Opinion of Counsel as conclusive evidence that any supplemental indenture executed pursuant to this Article IX is authorized or permitted by, and conforms to, the terms of this Article IX and that it is proper for the Trustee under the provisions of this Article IX to join in the execution thereof.

ARTICLE X.
REDEMPTION OF SECURITIES

Section 10.1. **Optional Redemption.** The Company shall have the right (subject to the receipt by the Company of prior approval (i) if the Company is a bank holding company, from the Federal Reserve, if then required under applicable capital guidelines or policies or (ii) if the Company is a savings and loan holding company, from the OTS if then required under applicable capital guidelines or policies of the OTS), to redeem the Debentures, in whole or in part, but in all cases in a principal amount with integral multiples of $1,000.00, on any March 31, October 31, June 30, September 30, or December 31 on or after June 27, 2008 (the "Redemption Date"), at the Redemption Price.

Section 10.2. **Special Event Redemption.** If a Special Event shall occur and be continuing, the Company shall have the right (subject to the receipt by the Company of prior approval (i) if the Company is a bank holding company, from the Federal Reserve if then required under applicable capital guidelines or policies of the Federal Reserve or (ii) if the Company is a savings and loan holding company, from the OTS if then required under applicable capital guidelines or policies of the OTS) to redeem the Debentures in whole, but not in part, at any Interest Payment Date, within 120 days following the occurrence of such Special Event (the "Special Redemption Date") at the Special Redemption Price.

Section 10.3. **Notice of Redemption; Selection of Debentures.** In case the Company shall desire to exercise the right to redeem all, or, as the case may be, any part of the Debentures, it shall cause to be mailed a notice of such redemption at least 30 and not more than 60 days prior to the Redemption Date or the Special Redemption Date to the holders of Debentures so to be redeemed as a whole or in part at their last addresses as the same appear on the Debenture Register. Such mailing shall be by first class mail. The notice if mailed in the manner herein provided shall be conclusively presumed to have been duly given, whether or not the holder receives such notice. In any case, failure to give such notice by mail or any defect in the notice to the holder of any Debenture designated for redemption as a whole or in part shall not affect the validity of the proceedings for the redemption of any other Debenture.

Each such notice of redemption shall specify the CUSIP number, if any, of the Debentures to be redeemed, the Redemption Date or the Special Redemption Date, as applicable, the Redemption Price or the Special Redemption Price, as applicable, at which Debentures are to be redeemed, the place or places of payment, that payment will be made upon presentation and surrender of such Debentures, that interest accrued to the date fixed for redemption will be paid as specified in said notice, and that on and after said date interest thereon or on the portions thereof to be redeemed will cease to accrue. If less than all the Debentures are to be redeemed the notice of redemption shall specify the numbers of the Debentures to be redeemed. In case the Debentures are to be redeemed in part only, the notice of redemption shall state the portion of the principal amount thereof to be redeemed and shall state that on and after the date fixed for redemption, upon surrender of such Debenture, a new Debenture or Debentures in principal amount equal to the unredeemed portion thereof will be issued.

Prior to 10:00 a.m. eastern standard time on the Redemption Date or Special Redemption Date, as applicable, the Company will deposit with the Trustee or with one or more paying agents an amount of money sufficient to redeem on the Redemption Date or the Special Redemption Date, as applicable, all the Debentures so called for redemption at the appropriate Redemption Price or Special Redemption Price, together with accrued interest to the Redemption Date or Special Redemption Date, as applicable.

If all, or less than all, the Debentures are to be redeemed, the Company will give the Trustee notice not less than 45 nor more than 60 days, respectively, prior to the Redemption Date or Special Redemption Date, as applicable, as to the aggregate principal amount of Debentures to be redeemed and the Trustee shall select, in such manner as in its sole discretion it shall deem appropriate and fair, the Debentures or portions thereof (in integral multiples of $1,000.00) to be redeemed.

Section 10.4. Payment of Debentures Called for Redemption. If notice of redemption has been given as provided in Section 10.3, the Debentures or portions of Debentures with respect to which such notice has been given shall become due and payable on the Redemption Date or Special Redemption Date, as applicable, and at the place or places stated in such notice at the applicable Redemption Price or Special Redemption Price, together with interest accrued to the Redemption Date or Special Redemption Date, as applicable, and on and after said date (unless the Company shall default in the payment of such Debentures at the Redemption Price or Special Redemption Price, as applicable, together with interest accrued to said date) interest on the Debentures or portions of Debentures so called for redemption shall cease to accrue. On presentation and surrender of such Debentures at a place of payment specified in said notice, such Debentures or the specified portions thereof shall be paid and redeemed by the Company at the applicable Redemption Price or Special Redemption Price, together with interest accrued thereon to the Redemption Date or Special Redemption Date, as applicable.

Upon presentation of any Debenture redeemed in part only, the Company shall execute and the Trustee shall authenticate and make available for delivery to the holder thereof, at the expense of the Company, a new Debenture or Debentures of authorized denominations, in principal amount equal to the unredeemed portion of the Debenture so presented.

ARTICLE XI.
CONSOLIDATION, MERGER, SALE, CONVEYANCE AND LEASE

Section 11.1. Company May Consolidate, etc., on Certain Terms. Nothing contained in this Indenture or in the Debentures shall prevent any consolidation or merger of the Company with or into any other Person (whether or not affiliated with the Company) or successive consolidations or mergers in which the Company or its successor or successors shall be a party or parties, or shall prevent any sale, conveyance, transfer or other disposition of the property of the Company or its successor or successors as an entirety, or substantially as an entirety, to any other Person (whether or not affiliated with the Company, or its successor or successors) authorized to acquire and operate the same; provided, however, that the Company hereby covenants and agrees that, upon any such consolidation, merger (where the Company is not the surviving corporation), sale, conveyance, transfer or other disposition, the due and punctual payment of the principal of (and premium, if any) and interest on all of the Debentures in accordance with their terms, according to their tenor, and the due and punctual performance and observance of all the covenants and conditions of this Indenture to be kept or performed by the Company, shall be expressly assumed by supplemental indenture satisfactory in form to the Trustee executed and delivered to the Trustee by the entity formed by such consolidation, or into which the Company shall have been merged, or by the entity which shall have acquired such property.

Section 11.2. Successor Entity to be Substituted. In case of any such consolidation, merger, sale, conveyance, transfer or other disposition and upon the assumption by the successor entity, by supplemental indenture, executed and delivered to the Trustee and satisfactory in form to the Trustee, of the due and punctual payment of the principal of and premium, if any, and interest on all of the Debentures and the due and punctual performance and observance of all of the covenants and conditions of this Indenture to be performed or observed by the Company, such successor entity shall succeed to and be substituted for the Company, with the same effect as if it had been named herein as the Company, and thereupon the predecessor entity shall be relieved of any further liability or obligation hereunder or upon the Debentures. Such successor entity thereupon may cause to be signed and may issue in its own name, any or all of the Debentures issuable hereunder which theretofore shall not have been signed by the Company and delivered to the Trustee or the Authenticating Agent; and, upon the order of such successor entity instead of the Company and subject to all the terms, conditions and limitations in this Indenture prescribed, the Trustee or the Authenticating Agent shall authenticate and deliver any Debentures which previously shall have been signed and delivered by the officers of the Company, to the Trustee or the Authenticating Agent for authentication, and any Debentures which such successor entity thereafter shall cause to be signed. and delivered to the Trustee or the Authenticating Agent for that purpose. All the Debentures so issued shall in all respects have the same legal rank and benefit under this Indenture as the Debentures theretofore or thereafter issued in accordance with the terms of this Indenture as though all of such Debentures had been issued at the date of the execution hereof.

Section 11.3. Opinion of Counsel to be Given to Trustee. The Trustee, subject to the provisions of Sections 6.1 and 6.2, shall receive, in addition to the Opinion of Counsel required by Section 9.5, an Opinion of Counsel as conclusive evidence that any consolidation, merger, sale, conveyance, transfer or other disposition, and any assumption, permitted or required by the terms of this Article XI complies with the provisions of this Article XI.

ARTICLE XII.
SATISFACTION AND DISCHARGE OF INDENTURE

Section 12.1. Discharge of Indenture. When

(a) the Company shall deliver to the Trustee for cancellation all Debentures theretofore authenticated (other than any Debentures which shall have been destroyed, lost or stolen and which shall have been replaced or paid as provided in Section 2.6) and not theretofore canceled, or

(b) all the Debentures not theretofore canceled or delivered to the Trustee for cancellation shall have become due and payable, or are by their terms to become due and payable within 1 year or are to be called for redemption within 1 year under arrangements satisfactory to the Trustee for the giving of notice of redemption, and the Company shall deposit with the Trustee, in trust, funds, which shall be immediately due and payable, sufficient to pay at maturity or upon redemption all of the Debentures (other than any Debentures which shall have been destroyed, lost or stolen and which shall have been replaced or paid as provided in Section 2.6) not theretofore canceled or delivered to the Trustee for cancellation, including principal and premium, if any, and interest due or to become due to such date of maturity or redemption date, as the case may be, but excluding, however, the amount of any moneys for the payment of principal of, and premium, if any, or interest on the Debentures (1) theretofore repaid to the Company in accordance with the provisions of Section 12.4, or (2) paid to any state or to the District of Columbia pursuant to its unclaimed property or similar laws,

and if in the case of either clause (a) or clause (b) the Company shall also pay or cause to be paid all other sums payable hereunder by the Company, then this Indenture shall cease to be of further effect except for the provisions of Sections 2.5, 2.6, 2.8, 3.1, 3.2, 3.4, 6.6, 6.8, 6.9 and 12.4 hereof shall survive until such Debentures shall mature and be paid. Thereafter, Sections 6.6 and 12.4 shall survive, and the Trustee, on demand of the Company accompanied by an Officers' Certificate and an Opinion of Counsel, each stating that all conditions precedent herein provided for relating to the satisfaction and discharge of this Indenture have been complied with, and at the cost and expense of the Company, shall execute proper instruments acknowledging satisfaction of and discharging this Indenture. The Company agrees to reimburse the Trustee for any costs or expenses thereafter reasonably and properly incurred by the Trustee in connection with this Indenture or the Debentures.

Section 12.2. **Deposited Moneys to be Held In Trust by Trustee.** Subject to the provisions of Section 12.4, all moneys deposited with the Trustee pursuant to Section 12.1 shall be held in trust in a non-interest bearing account and applied by it to the payment, either directly or through any paying agent (including the Company if acting as its own paying agent), to the holders of the particular Debentures for the payment of which such moneys have been deposited with the Trustee, of all sums due and to become due thereon for principal, and premium, if any, and interest.

Section 12.3. **Paying Agent to Repay Moneys Held.** Upon the satisfaction and discharge of this Indenture all moneys then held by any paying agent of the Debentures (other than the Trustee) shall, upon demand of the Company, be repaid to it or paid to the Trustee, and thereupon such paying agent shall be released from all further liability with respect to such moneys.

Section 12.4. **Return of Unclaimed Moneys.** Any moneys deposited with or paid to the Trustee or any paying agent for payment of the principal of, and premium, if any, or interest on Debentures and not applied but remaining unclaimed by the holders of Debentures for 2 years after the date upon which the principal of, and premium, if any, or interest on such Debentures, as the case may be, shall have become due and payable, shall, subject to applicable escheatment laws, be repaid to the Company by the Trustee or such paying agent on written demand; and the holder of any of the Debentures shall thereafter look only to the Company for any payment which such holder may be entitled to collect, and all liability of the Trustee or such paying agent with respect to such moneys shall thereupon cease.

ARTICLE XIII.
IMMUNITY OF INCORPORATORS, STOCKHOLDERS, OFFICERS AND DIRECTORS

Section 13.1. **Indenture and Debentures Solely Corporate Obligations.** No recourse for the payment of the principal of or premium, if any, or interest on any Debenture, or for any claim based thereon or otherwise in respect thereof, and no recourse under or upon any obligation, covenant or agreement of the Company in this Indenture or in any supplemental indenture, or in any such Debenture, or because of the creation of any indebtedness represented thereby, shall be had against any incorporator, stockholder, employee, officer or director, as such, past, present or future, of the Company or of any successor Person of the Company, either directly or through the Company or any successor Person of the Company, whether by virtue of any constitution, statute or rule of law, or by the enforcement of any assessment or penalty or otherwise, it being expressly understood that all such liability is hereby expressly waived and released as a condition of, and as a consideration for, the execution of this Indenture and the issue of the Debentures.

ARTICLE XIV.
MISCELLANEOUS PROVISIONS

Section 14.1. **Successors.** All the covenants, stipulations, promises and agreements in this Indenture contained by the Company shall bind its successors and assigns whether so expressed or not.

Section 14.2. **Official Acts by Successor Entity.** Any act or proceeding by any provision of this Indenture authorized or required to be done or performed by any board, committee or officer of the Company shall and may be done and performed with like force and effect by the like board, committee, officer or other authorized Person of any entity that shall at the time be the lawful successor of the Company.

Section 14.3. **Surrender of Company Powers.** The Company by instrument in writing executed by authority of at least 2/3 (two-thirds) of its Board of Directors and delivered to the Trustee may surrender any of the powers reserved to the Company and thereupon such power so surrendered shall terminate both as to the Company, and as to any permitted successor.

Section 14.4. **Addresses for Notices, etc.** Any notice, consent, direction, request, authorization, waiver or demand which by any provision of this Indenture is required or permitted to be given, made, furnished or served by the Trustee or by the Securityholders on or to the Company may be given or served in writing by being deposited postage prepaid by registered or certified mail in a post office letter box addressed (until another address is filed by the Company, with the Trustee for the purpose) to the Company, 35 Williams Street, Lyons, New York 14489, Attention: Robert A. Schick, President. Any notice, consent, direction, request, authorization, waiver or demand by any Securityholder or the Company to or upon the Trustee shall be deemed to have been sufficiently given or made, for all purposes, if given or made in writing at the office of the Trustee, addressed to the Trustee, 18th Floor, MONY Tower II, 120 Madison Street, Syracuse, New York 13202, Attention: Robert J. Ellis, Vice President and Director Trust Services. Any notice, consent, direction, request, authorization, waiver or demand on or to any Securityholder shall be deemed to have been sufficiently given or made, for all purposes, if given or made in writing at the address set forth in the Debenture Register.

Section 14.5. Governing Law. This Indenture and each Debenture shall be deemed to be a contract made under the law of the State of New York, and for all purposes shall be governed by and construed in accordance with the law of said State, without regard to conflict of laws principles thereof.

Section 14.6. Evidence of Compliance with Conditions Precedent. Upon any application or demand by the Company to the Trustee to take any action under any of the provisions of this Indenture, the Company shall furnish to the Trustee an Officers' Certificate stating that in the opinion of the signers all conditions precedent, if any, provided for in this Indenture relating to the proposed action have been complied with and an Opinion of Counsel stating that, in the opinion of such counsel, all such conditions precedent have been complied with.

Each certificate or opinion provided for in this Indenture and delivered to the Trustee with respect to compliance with a condition or covenant provided for in this Indenture shall include (1) a statement that the person making such certificate or opinion has read such covenant or condition; (2) a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based; (3) a statement that, in the opinion of such person, he has made such examination or investigation as is necessary to enable him to express an informed opinion as to whether or not such covenant or condition has been complied with; and (4) a statement as to whether or not in the opinion of such person, such condition or covenant has been complied with.

Section 14.7. Non-Business Days. In any case where the date of payment of interest on or principal of the Debentures will be a day that is not a Business Day, the payment of such interest on or principal of the Debentures need not be made on such date but may be made on the next succeeding Business Day, except that, if such Business Day is in the next succeeding calendar year, such payment shall be made on the immediately preceding Business Day, in each case with the same force and effect as if made on the original date of payment, and no interest shall accrue for the period from and after such date.

Section 14.8. Table of Contents, Headings, etc. The table of contents and the titles and headings of the articles and sections of this Indenture have been inserted for convenience of reference only, are not to be considered a part hereof, and shall in no way modify or restrict any of the terms or provisions hereof.

Section 14.9. **<u>Execution In Counterparts</u>.** This Indenture may be executed in any number of counterparts, each of which shall be an original, but such counterparts shall together constitute but one and the same instrument.

Section 14.10. **<u>Separability</u>.** In case any one or more of the provisions contained in this Indenture or in the Debentures shall for any reason be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this Indenture or of such Debentures, but this Indenture and such Debentures shall be construed as if such invalid or illegal or unenforceable provision had never been contained herein or therein.

Section 14.11. **<u>Assignment</u>.** The Company will have the right at all times to assign any of its rights or obligations under this Indenture to a direct or indirect wholly owned Subsidiary of the Company, provided that, in the event of any such assignment, the Company will remain liable for all such obligations. Subject to the foregoing, this Indenture is binding upon and inures to the benefit of the parties hereto and their respective successors and assigns. This Indenture may not otherwise be assigned by the parties hereto.

Section 14.12. **<u>Acknowledgment of Rights</u>.** The Company agrees that, with respect to any Debentures held by the Trust or the Institutional Trustee of the Trust, if the Institutional Trustee of the Trust fails to enforce its rights under this Indenture as the holder of Debentures held as the assets of such Trust after the holders of a majority in Liquidation Amount of the Series A Capital Securities of such Trust have so directed such Institutional Trustee, a holder of record of such Series A Capital Securities may, to the fullest extent permitted by law, institute legal proceedings directly against the Company to enforce such Institutional Trustee's rights under this Indenture without first instituting any legal proceedings against such trustee or any other Person. Notwithstanding the foregoing, if an Event of Default has occurred and is continuing, and such event is attributable to the failure of the Company to pay interest (or premium, if any) or principal on the Debentures on the date such interest (or premium, if any) or principal is otherwise payable (or in the case of redemption, on the redemption date), the Company agrees that a holder of record of Series A Capital Securities of the Trust may directly institute a proceeding against the Company for enforcement of payment to such holder directly of the principal of (or premium, if any) or interest on the Debentures having an aggregate principal amount equal to the aggregate Liquidation Amount of the Series A Capital Securities of such holder on or after the respective due date specified in the Debentures.

ARTICLE XV.
SUBORDINATION OF DEBENTURES

Section 15.1. **<u>Agreement to Subordinate</u>.** The Company covenants and agrees, and each holder of Debentures by such Securityholder's acceptance thereof likewise covenants and agrees, that all Debentures shall be issued subject to the provisions of this Article XV; and each holder of a Debenture, whether upon original issue or upon transfer or assignment thereof, accepts and agrees to be bound by such provisions.

The payment by the Company of the principal of, and premium, if any, and interest on all Debentures shall, to the extent and in the manner hereinafter set forth, be subordinated and junior in right of payment to the prior payment in full of all Senior Indebtedness of the Company, whether outstanding at the date of this Indenture or thereafter incurred.

No provision of this Article XV shall prevent the occurrence of any default or Event of Default hereunder.

Section 15.2. **Default on Senior Indebtedness.** In the event and during the continuation of any default by the Company in the payment of principal, premium, interest or any other payment due on any Senior Indebtedness of the Company following any grace period, or in the event that the maturity of any Senior Indebtedness of the Company has been accelerated because of a default, then, in either case, no payment shall be made by the Company with respect to the principal (including redemption) of, or premium, if any, or interest on the Debentures.

In the event that, notwithstanding the foregoing, any payment shall be received by the Trustee when such payment is prohibited by the preceding paragraph of this Section 15.2, such payment shall, subject to Section 15.7, be held in trust for the benefit of, and shall be paid over or delivered to, the holders of Senior Indebtedness or their respective representatives, or to the trustee or trustees under any indenture pursuant to which any of such Senior Indebtedness may have been issued, as their respective interests may appear, but only to the extent that the holders of the Senior Indebtedness (or their representative or representatives or a trustee) notify the Trustee in writing within 90 days of such payment of the amounts then due and owing on the Senior Indebtedness and only the amounts specified in such notice to the Trustee shall be paid to the holders of Senior Indebtedness.

Section 15.3. **Liquidation, Dissolution, Bankruptcy.** Upon any payment by the Company or distribution of assets of the Company of any kind or character, whether in cash, property or securities, to creditors upon any dissolution or winding-up or liquidation or reorganization of the Company, whether voluntary or involuntary or in bankruptcy, insolvency, receivership or other proceedings, all amounts due upon all Senior Indebtedness of the Company shall first be paid in full, or payment thereof provided for in money in accordance with its terms, before any payment is made by the Company, on account of the principal (and premium, if any) or interest on the Debentures. Upon any such dissolution or winding-up, or liquidation or reorganization, any payment by the Company, or distribution of assets of the Company of any kind or character, whether in cash, property or securities, which the Securityholders or the Trustee would be entitled to receive from the Company, except for the provisions of this Article XV, shall be paid by the Company, or by any receiver, trustee in bankruptcy, liquidating trustee, agent or other Person making such payment or distribution, or by the Securityholders or by the Trustee under this Indenture if received by them or it, directly to the holders of Senior Indebtedness (pro rata to such holders on the basis of the respective amounts of Senior Indebtedness held by such holders, as calculated by the Company) or their representative or representatives, or to the trustee or trustees under any indenture pursuant to which any instruments evidencing such Senior Indebtedness may have been issued, as their respective interests may appear, to the extent necessary to pay such Senior Indebtedness in full, in money or money's worth, after giving effect to any concurrent payment or distribution to or for the holders of such Senior Indebtedness, before any payment or distribution is made to the Securityholders or to the Trustee.

In the event that, notwithstanding the foregoing, any payment or distribution of assets of the Company of any kind or character, whether in cash, property or securities, prohibited by the foregoing, shall be received by the Trustee before all Senior Indebtedness is paid in full, or provision is made for such payment in money in accordance with its terms, such payment or distribution shall be held in trust for the benefit of and shall be paid over or delivered to the holders of such Senior Indebtedness or their representative or representatives, or to the trustee or trustees under any indenture pursuant to which any instruments evidencing such Senior Indebtedness may have been issued, as their respective interests may appear, as calculated by the Company, for application to the payment of all Senior Indebtedness, remaining unpaid to the extent necessary to pay such Senior Indebtedness in full in money in accordance with its terms, after giving effect to any concurrent payment or distribution to or for the benefit of the holders of such Senior Indebtedness.

For purposes of this Article XV, the words "cash, property or securities" shall not be deemed to include shares of stock of the Company as reorganized or readjusted, or securities of the Company or any other corporation provided for by a plan of reorganization or readjustment, the payment of which is subordinated at least to the extent provided in this Article XV with respect to the Debentures to the payment of all Senior Indebtedness, that may at the time be outstanding, provided that (i) such Senior Indebtedness is assumed by the new corporation, if any, resulting from any such reorganization or readjustment, and (ii) the rights of the holders of such Senior Indebtedness are not, without the consent of such holders, altered by such reorganization or readjustment. The consolidation of the Company with, or the merger of the Company into, another corporation or the liquidation or dissolution of the Company following the conveyance or transfer of its property as an entirety, or substantially as an entirety, to another corporation upon the terms and conditions provided for in Article XI of this Indenture shall not be deemed a dissolution, winding-up, liquidation or reorganization for the purposes of this Section if such other corporation shall, as a part of such consolidation, merger, conveyance or transfer, comply with the conditions stated in Article XI of this Indenture. Nothing in Section 15.2 or in this Section shall apply to claims of, or payments to, the Trustee under or pursuant to Section 6.6 of this Indenture.

Section 15.4. **Subrogation.** Subject to the payment in full of all Senior Indebtedness, the Securityholders shall be subrogated to the rights of the holders of such Senior Indebtedness to receive payments or distributions of cash, property or securities of the Company, applicable to such Senior Indebtedness until the principal of (and premium, if any) and interest on the Debentures shall be paid in full. For the purposes of such subrogation, no payments or distributions to the holders of such Senior Indebtedness of any cash, property or securities to which the Securityholders or the Trustee would be entitled except for the provisions of this Article XV, and no payment over pursuant to the provisions of this Article XV to or for the benefit of the holders of such Senior Indebtedness by Securityholders or the Trustee, shall, as between the Company, its creditors other than holders of Senior Indebtedness of the Company, and the holders of the Debentures be deemed to be a payment or distribution by the Company to or on account of such Senior Indebtedness. It is understood that the provisions of this Article XV are and are intended solely for the purposes of defining the relative rights of the holders of the Securities, on the one hand, and the holders of such Senior Indebtedness, on the other hand.

Nothing contained in this Article XV or elsewhere in this Indenture or in the Debentures is intended to or shall impair, as between the Company, its creditors other than the holders of Senior Indebtedness, and the holders of the Debentures, the obligation of the Company, which is absolute and unconditional, to pay to the holders of the Debentures the principal of (and premium, if any) and interest on the Debentures as and when the same shall become due and payable in accordance with their terms, or is intended to or shall affect the relative rights of the holders of the Debentures and creditors of the Company, other than the holders of Senior Indebtedness, nor shall anything herein or therein prevent the Trustee or the holder of any Debenture from exercising all remedies otherwise permitted by applicable law upon default under this Indenture, subject to the rights, if any, under this Article XV of the holders of such Senior Indebtedness in respect of cash, property or securities of the Company, received upon the exercise of any such remedy.

Upon any payment or distribution of assets of the Company referred to in this Article XV, the Trustee, subject to the provisions of Article VI of this Indenture, and the Securityholders shall be entitled to conclusively rely upon any order or decree made by any court of competent jurisdiction in which such dissolution, winding-up, liquidation or reorganization proceedings are pending, or a certificate of the receiver, trustee in bankruptcy, liquidation trustee, agent or other Person making such payment or distribution, delivered to the Trustee or to the Securityholders, for the purposes of ascertaining the Persons entitled to participate in such distribution, the holders of Senior Indebtedness and other indebtedness of the Company, the amount thereof or payable thereon, the amount or amounts paid or distributed thereon and all other facts pertinent thereto or to this Article XV.

Section 15.5. Trustee to Effectuate Subordination. Each Securityholder by such Securityholder's acceptance thereof authorizes and directs the Trustee on such Securityholder's behalf to take such action as may be necessary or appropriate to effectuate the subordination provided in this Article XV and appoints the Trustee such Securityholder's attorney-in-fact for any and all such purposes.

Section 15.6. Notice by the Company. The Company shall give prompt written notice to a Responsible Officer of the Trustee at the Principal Office of the Trustee of any fact known to the Company that would prohibit the making of any payment of monies to or by the Trustee in respect of the Debentures pursuant to the provisions of this Article XV. Notwithstanding the provisions of this Article XV or any other provision of this Indenture, the Trustee shall not be charged with knowledge of the existence of any facts that would prohibit the making of any payment of monies to or by the Trustee in respect of the Debentures pursuant to the provisions of this Article XV, unless and until a Responsible Officer of the Trustee at the Principal Office of the Trustee shall have received written notice thereof from the Company or a holder or holders of Senior Indebtedness or from any trustee therefor; and before the receipt of any such written notice, the Trustee, subject to the provisions of Article VI of this Indenture, shall be entitled in all respects to assume that no such facts exist; provided, however, that if the Trustee shall not have received the notice provided for in this Section at least 2 Business Days prior to the date upon which by the terms hereof any money may become payable for any purpose (including, without limitation, the payment of the principal of (or premium, if any) or interest on any Debenture), then, anything herein contained to the contrary notwithstanding, the Trustee shall have full power and authority to receive such money and to apply the same to the purposes for which they were received, and shall not be affected by any notice to the contrary that may be received by it within 2 Business Days prior to such date.

The Trustee, subject to the provisions of Article VI of this Indenture, shall be entitled to conclusively rely on the delivery to it of a written notice by a Person representing himself to be a holder of Senior Indebtedness (or a trustee or representative on behalf of such holder), to establish that such notice has been given by a holder of such Senior Indebtedness or a trustee or representative on behalf of any such holder or holders. In the event that the Trustee determines in good faith that further evidence is required with respect to the right of any Person as a holder of such Senior Indebtedness to participate in any payment or distribution pursuant to this Article XV, the Trustee may request such Person to furnish evidence to the reasonable satisfaction of the Trustee as to the amount of such Senior Indebtedness held by such Person, the extent to which such Person is entitled to participate in such payment or distribution and any other facts pertinent to the rights of such Person under this Article XV, and, if such evidence is not furnished, the Trustee may defer any payment to such Person pending judicial determination as to the right of such Person to receive such payment.

Section 15.7. Rights of the Trustee; Holders of Senior Indebtedness. The Trustee in its individual capacity shall be entitled to all the rights set forth in this Article XV in respect of any Senior Indebtedness at any time held by it, to the same extent as any other holder of Senior Indebtedness, and nothing in this Indenture shall deprive the Trustee of any of its rights as such holder.

With respect to the holders of Senior Indebtedness, the Trustee undertakes to perform or to observe only such of its covenants and obligations as are specifically set forth in this Article XV, and no implied covenants or obligations with respect to the holders of such Senior Indebtedness shall be read into this Indenture against the Trustee. The Trustee shall not be deemed to owe any fiduciary duty to the holders of such Senior Indebtedness and, subject to the provisions of Article VI of this Indenture, the Trustee shall not be liable to any holder of such Senior Indebtedness if it shall pay over or deliver to Securityholders, the Company or any other Person money or assets to which any holder of such Senior Indebtedness shall be entitled by virtue of this Article XV or otherwise.

Nothing in this Article XV shall apply to claims of, or payments to, the Trustee under or pursuant to Section 6.6.

Section 15.8. Subordination May Not Be Impaired. No right of any present or future holder of any Senior Indebtedness to enforce subordination as herein provided shall at any time in any way be prejudiced or impaired by any act or failure to act on the part of the Company, or by any act or failure to act, in good faith, by any such holder, or by any noncompliance by the Company, with the terms, provisions and covenants of this Indenture, regardless of any knowledge thereof that any such holder may have or otherwise be charged with.

Without in any way limiting the generality of the foregoing paragraph, the holders of Senior Indebtedness may, at any time and from time to time, without the consent of or notice to the Trustee or the Securityholders, without incurring responsibility to the Securityholders and without impairing or releasing the subordination provided in this Article XV or the obligations hereunder of the holders of the Debentures to the holders of such Senior Indebtedness, do any one or more of the following: (i) change the manner, place or terms of payment or extend the time of payment of, or renew or alter, such Senior Indebtedness, or otherwise amend or supplement in any manner such Senior Indebtedness or any instrument evidencing the same or any agreement under which such Senior Indebtedness is outstanding; (ii) sell, exchange, release or otherwise deal with any property pledged, mortgaged or otherwise securing such Senior Indebtedness; (iii) release any Person liable in any manner for the collection of such Senior Indebtedness; and (iv) exercise or refrain from exercising any rights against the Company, and any other Person.

signatures appear on the following page

IN WITNESS WHEREOF, the parties hereto have caused this Indenture to be duly executed by their respective officers thereunto duly authorized, as of the day and year first above written.

LYONS BANCORP, INC.

By: ______________________
Robert A. Schick
President

ALLIANCE BANK, N.A., as Trustee

By: ______________________
Robert J. Ellis
VP and Director Trust & Investment Services

FORM OF [JUNIOR SUBORDINATED DEBENTURE]

[FORM OF FACE OF SECURITY]

THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), ANY STATE SECURITIES LAWS OR ANY OTHER APPLICABLE SECURITIES LAW. NEITHER THIS SECURITY NOR ANY INTEREST OR PARTICIPATION HEREIN MAY BE REOFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION OR UNLESS SUCH TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND ANY APPLICABLE STATE SECURITIES LAWS. THE HOLDER OF THIS SECURITY BY ITS ACCEPTANCE HEREOF AGREES TO OFFER, SELL OR OTHERWISE TRANSFER THIS SECURITY ONLY (A) TO THE COMPANY, (B) PURSUANT TO A REGISTRATION STATEMENT THAT HAS BEEN DECLARED EFFECTIVE UNDER THE SECURITIES ACT, (C) TO A PERSON WHOM THE SELLER REASONABLY BELIEVES IS A QUALIFIED INSTITUTIONAL BUYER IN A TRANSACTION MEETING THE REQUIREMENTS OF RULE 144A SO LONG AS THIS SECURITY IS ELIGIBLE FOR RESALE PURSUANT TO RULE 144A IN ACCORDANCE WITH RULE 144A, (D) TO A NON-U.S. PERSON IN AN OFFSHORE TRANSACTION IN ACCORDANCE WITH RULE 903 OR RULE 904 (AS APPLICABLE) OF REGULATION S UNDER THE SECURITIES ACT, (E) TO AN INSTITUTIONAL "ACCREDITED INVESTOR" WITHIN THE MEANING OF SUBPARAGRAPH (A) OF RULE 501 UNDER THE SECURITIES ACT THAT IS ACQUIRING THIS SECURITY FOR ITS OWN ACCOUNT, OR FOR THE ACCOUNT OF SUCH AN INSTITUTIONAL ACCREDITED INVESTOR, FOR INVESTMENT PURPOSES AND NOT WITH A VIEW TO, OR FOR OFFER OR SALE IN CONNECTION WITH, ANY DISTRIBUTION IN VIOLATION OF THE SECURITIES ACT, OR (F) PURSUANT TO ANY OTHER AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT, SUBJECT TO THE COMPANY'S RIGHT PRIOR TO ANY SUCH OFFER, SALE OR TRANSFER TO REQUIRE THE DELIVERY OF AN OPINION OF COUNSEL, CERTIFICATION AND/OR OTHER INFORMATION SATISFACTORY TO EACH OF THEM IN ACCORDANCE WITH THE INDENTURE, A COPY OF WHICH MAY BE OBTAINED FROM THE COMPANY.

THE HOLDER OF THIS SECURITY BY ITS ACCEPTANCE HEREOF ALSO AGREES, REPRESENTS AND WARRANTS THAT IT IS NOT AN EMPLOYEE BENEFIT, INDIVIDUAL RETIREMENT ACCOUNT OR OTHER PLAN OR ARRANGEMENT SUBJECT TO TITLE I OF THE EMPLOYMENT RETIREMENT INCOME SECURITY ACT OF 1974, AS AMENDED ("ERISA"), OR SECTION 4975 OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED (THE "CODE") (EACH A "PLAN"), OR AN ENTITY WHOSE UNDERLYING ASSETS INCLUDE "PLAN ASSETS" BY REASON OF ANY PLAN'S INVESTMENT IN THE ENTITY, AND NO PERSON INVESTING "PLAN ASSETS" OF ANY PLAN MAY ACQUIRE OR HOLD THE SECURITIES OR ANY INTEREST THEREIN, UNLESS SUCH PURCHASER OR HOLDER IS ELIGIBLE FOR EXEMPTIVE RELIEF AVAILABLE UNDER U.S. DEPARTMENT OF LABOR PROHIBITED TRANSACTION CLASS EXEMPTION 96-23, 95-60, 91-38, 90-1 OR 84-14

OR ANOTHER APPLICABLE EXEMPTION OR ITS PURCHASE AND HOLDING OF THIS SECURITY IS NOT PROHIBITED BY SECTION 406 OF ERISA OR SECTION 4975 OF THE CODE WITH RESPECT TO SUCH PURCHASE OR HOLDING. ANY PURCHASER OR HOLDER OF THE SECURITIES OR ANY INTEREST THEREIN WILL BE DEEMED TO HAVE REPRESENTED BY ITS PURCHASE AND HOLDING THEREOF THAT EITHER (i) IT IS NOT AN EMPLOYEE BENEFIT PLAN WITHIN THE MEANING OF SECTION 3(3) OF ERISA, OR A PLAN TO WHICH SECTION 4975 OF THE CODE IS APPLICABLE, A TRUSTEE OR OTHER PERSON ACTING ON BEHALF OF AN EMPLOYEE BENEFIT PLAN OR PLAN, OR ANY OTHER PERSON OR ENTITY USING THE ASSETS OF ANY EMPLOYEE BENEFIT PLAN OR PLAN TO FINANCE SUCH PURCHASE, OR (ii) SUCH PURCHASE WILL NOT RESULT IN A PROHIBITED TRANSACTION UNDER SECTION 406 OR OF ERISA OR SECTION 4975 OF THE CODE FOR WHICH THERE IS NO APPLICABLE STATUTORY OR ADMINISTRATIVE EXEMPTION.

THIS SECURITY WILL BE ISSUED AND MAY BE TRANSFERRED ONLY IN BLOCKS HAVING AN AGGREGATE PRINCIPAL AMOUNT OF NOT LESS THAN $100,000.00 AND MULTIPLES OF $1,000.00 IN EXCESS THEREOF. ANY ATTEMPTED TRANSFER OF THIS SECURITY IN A BLOCK HAVING AN AGGREGATE PRINCIPAL AMOUNT OF LESS THAN $100,000.00 SHALL BE DEEMED TO BE VOID AND OF NO LEGAL EFFECT WHATSOEVER.

THE HOLDER OF THIS SECURITY AGREES THAT IT WILL COMPLY WITH THE FOREGOING RESTRICTIONS.

IN CONNECTION WITH ANY TRANSFER, THE HOLDER WILL DELIVER TO THE REGISTRAR AND TRANSFER AGENT SUCH CERTIFICATE AND OTHER INFORMATION AS MAY BE REQUIRED BY THE INDENTURE TO CONFIRM THAT THE TRANSFER COMPLIES WITH THE FOREGOING RESTRICTIONS.

Floating Rate Junior Subordinated Deferrable Interest Debenture

of

LYONS BANCORP, INC.

June __, 2003

Lyons Bancorp, Inc., a New York corporation (the "Company" which term includes any successor Person under the Indenture hereinafter referred to), for value received promises to pay to Alliance Bank, N.A. not in its individual capacity but solely as Institutional Trustee for Lyons Capital Statutory Trust I (the "Holder") or registered assigns, the principal sum of One Million Thirty-Five Thousand and 00/100 Dollars ($1,035,000) on June __, 2033, and to pay interest on said principal sum from June 27, 2003, or from the most recent interest payment date (each such date, an "Interest Payment Date") to which interest has been paid or duly provided for, quarterly (subject to deferral as set forth herein) in arrears March 31, June 30, September 30 and

December 31 of each year commencing September 30, 2003, at an annual rate equal to _____% beginning on (and including) the date of original issuance and ending on (but excluding) September 30, 2003 and at an annual rate for each successive period beginning on (and including) September 30, 2003, and each succeeding Interest Payment Date, and ending on (but excluding) the next succeeding Interest Payment Date (each a "Distribution Period"), equal to 3-Month LIBOR, determined as described below, plus 2.75% (the "Coupon Rate") applied to the principal amount hereof, until the principal hereof is paid or duly provided for or made available for payment, and on any overdue principal and (without duplication) on any overdue installment of interest at the same rate per annum, compounded quarterly, from the dates such amounts are due until they are paid or made available for payment. As used herein, "Determination Date" means the date that is two London Banking Days (i.e., a day in which dealings in deposits in U.S. dollars are transacted in the London interbank market) preceding the commencement of the relevant Distribution Period. The amount of interest payable for any period will be computed on the basis of the actual number of days in the Distribution Period concerned divided by 360. In the event that any date on which interest is payable on this Debenture is not a Business Day, then a payment of the interest payable on such date will be made on the next succeeding day which is a Business Day (and without any interest or other payment in respect of any such delay), except that, if such Business Day is in the next succeeding calendar year, such payment shall be made on the immediately preceding Business Day, in each case with the same force and effect as if made on the date the payment was originally payable. The interest installment so payable, and punctually paid or duly provided for, on any Interest Payment Date will, as provided in the Indenture, be paid to the Person in whose name this Debenture (or one or more Predecessor Securities) is registered at the close of business on the regular record date for such interest installment, which shall be fifteen days prior to the day on which the relevant Interest Payment Date occurs. Any such interest installment not so punctually paid or duly provided for shall forthwith cease to be payable to the Holder on such regular record date and may be paid to the Person in whose name this Debenture (or one or more Predecessor Securities) is registered at the close of business on a special record date.

"3-Month LIBOR" as used herein, means the London interbank offered rate for three-month Eurodollar deposits determined by the Trustee in the following order of priority: (1) The rate (expressed as a percentage per annum) appearing in the Wall Street Journal, generally in the Money Rates section, for the particular Determination Date (as defined below) currently designated as "London Interbank Offered Rates (LIBOR)" for a maturity of three months. "London Interbank Offered Rates (LIBOR)" shall have the meaning set forth in the preceding sentence including any replacement designation by the Wall Street Journal in its publication of Money Rates which has the same meaning as "London Interbank Offered Rates (LIBOR)." (2) If such a rate is not published by the Wall Street Journal on the Determination Date, 3-Month LIBOR will be determined by reference to an alternative third party source (published or electronic) which is mutually agreed to in writing by the Company, the Trustee, and the holders of a majority of the outstanding Series A Capital Securities. The mutual agreement of utilizing the alternative third party source shall be set forth in a written agreement and attached as an addendum to this Indenture. (3) If mutual agreement to utilize an alternative third party source is not achieved prior to the applicable Determination Date, the Trustee may hold the Company and the holders of the majority of the outstanding Series A Capital Securities as to their best estimate of the 3-Month LIBOR, and including an estimate of its own for the 3-Month LIBOR (all of which best estimates will be documented in writing), determine the rate as of such Determination Date by taking the median of the three written estimates. (4) If less than three written estimates are provided under subparagraph (3) above, the rate shall be determined by reference to then current industry standards under the sole authority and discretion of the Trustee. With respect to any Determination Date for which the Trustee utilizes this subparagraph (4) to determine the rate for the first Distribution Period following a determination under any of the subparagraphs (1) through (3) above, the Trustee may, in its sole authority and discretion, use the rate determined for the previous Distribution Period. (5) If the rate that initially appears in the Wall Street Journal, or as determined in another method specified above, is determined to be incorrect and is superseded by a corrected rate by 12:00 p.m. (eastern standard time) on such Determination Date, then the corrected rate as so substituted will be the applicable rate for such Determination Date. As used herein, "Eurodollar" means U. S. dollar-denominated deposits at foreign banks or foreign branches of U. S. banks located in Europe.

The Coupon Rate for any Distribution Period will at no time be higher than the maximum rate then permitted by New York law as the same may be modified by United States law.

All percentages resulting from any calculations on the Debentures will be rounded, if necessary, to the nearest one hundred-thousandth of a percentage point, with five one-millionths of a percentage point rounded upward (e.g., 9.876545% or .09876545) being rounded to 9.87655% (or .0987655), and all dollar amounts used in or resulting from such calculation will be rounded to the nearest cent (with one-half cent being rounded upward).

The principal of and interest on this Debenture shall be payable at the office or agency of the Trustee (or other paying agent appointed by the Company) maintained for that purpose in any coin or currency of the United States of America that at the time of payment is legal tender for payment of public and private debts; provided, however, that payment of interest may be made by check mailed to the registered holder at such address as shall appear in the Debenture Register if a request for a wire transfer by such holder has not been received by the Company or by wire transfer to an account appropriately designated by the holder hereof. Notwithstanding the foregoing, so long as the holder of this Debenture is the Institutional Trustee, the payment of the principal of and interest on this Debenture will be made in immediately available funds at such place and to such account as may be designated by the Trustee.

So long as no Event of Default has occurred and is continuing, the Company shall have the right, from time to time, and without causing an Event of Default, to defer payments of interest on the Debentures by extending the interest payment period on the Debentures at any time and from time to time during the term of the Debentures, for up to 20 consecutive quarterly periods (each such extended interest payment period, an "Extension Period"), during which Extension Period no interest shall be due and payable. No Extension Period may end on a date other than an Interest Payment Date. At the end of any such Extension Period the Company shall pay all interest then accrued and unpaid on the Debentures (together with Additional Interest thereon); provided, however, that no Extension Period may extend beyond the Maturity Date; provided further, however, that during any such Extension Period, the Company shall not and shall not permit any Affiliate to (i) declare or pay any dividends or distributions on, or redeem, purchase, acquire, or make a liquidation payment with respect to, any of the Company's or, such

Affiliate's capital stock (other than payments of dividends or distributions to the Company) or make any guarantee payments with respect to the foregoing or (ii) make any payment of principal of or interest or premium, if any, on or repay, repurchase or redeem any debt securities of the Company or any Affiliate that rank *pari passu* in all respects with or junior in interest to the Debentures (other than, with respect to clauses (i) and (ii) above), (a) repurchases, redemptions or other acquisitions of shares of capital stock of the Company in connection with any employment contract, benefit plan or other similar arrangement with or for the benefit of one or more employees, officers, directors or consultants, in connection with a dividend reinvestment or stockholder stock purchase plan or in connection with the issuance of capital stock of the Company (or securities convertible into or exercisable for such capital stock) as consideration in an acquisition transaction entered into prior to the applicable Extension Period, (b) as a result of any exchange or conversion of any class or series of the Company's capital stock (or any capital stock of a subsidiary of the Company) for any class or series of the Company's capital stock or of any class or series of the Company's indebtedness for any class or series of the Company's capital stock, (c) the purchase of fractional interests in shares of the Company's capital stock pursuant to the conversion or exchange provisions of such capital stock or the security being converted or exchanged, (d) any declaration of a dividend in connection with any stockholder's rights plan, or the issuance of rights, stock or other property under any stockholder's rights plan, or the redemption or repurchase of rights pursuant thereto, (e) any dividend in the form of stock, warrants, options or other rights where the dividend stock or the stock issuable upon exercise of such warrants, options or other rights is the same stock as that on which the dividend is being paid or ranks *pari passu* with or junior to such stock and any cash payments in lieu of fractional shares issued in connection therewith, or (f) payments under the Series A Capital Securities Guarantee). Prior to the termination of any Extension Period, the Company may further extend such period, provided that such period together with all such previous and further consecutive extensions thereof shall not exceed 20 consecutive quarterly periods, or extend beyond the Maturity Date. Upon the termination of any Extension Period and upon the payment of all accrued and unpaid interest and Additional Interest, the Company may commence a new Extension Period, subject to the foregoing requirements. No interest or Additional Interest shall be due and payable during an Extension Period, except at the end thereof, but each installment of interest that would otherwise have been due and payable during such Extension Period shall bear Additional Interest. The Company must give the Trustee notice of its election to begin such Extension Period at least 5 Business Days prior to the earlier of (i) the date interest on the Debentures would have been payable except for the election to begin such Extension Period or (ii) the date such interest is payable, but in any event not less than 5 Business Days prior to such record date.

The indebtedness evidenced by this Debenture is, to the extent provided in the Indenture, subordinate and junior in right of payment to the prior payment in full of all Senior Indebtedness, and this Debenture is issued subject to the provisions of the Indenture with respect thereto. Each holder of this Debenture, by accepting the same, (a) agrees to and shall be bound by such provisions, (b) authorizes and directs the Trustee on his or her behalf to take such action as may be necessary or appropriate to acknowledge or effectuate the subordination so provided and (c) appoints the Trustee his or her attorney-in-fact for any and all such purposes. Each holder hereof, by his or her acceptance hereof, hereby waives all notice of the acceptance of the subordination provisions contained herein and in the Indenture by each holder of Senior Indebtedness, whether now outstanding or hereafter incurred, and waives reliance by each such holder upon said provisions.

This Debenture shall not be entitled to any benefit under the Indenture hereinafter referred to, be valid or become obligatory for any purpose until the certificate of authentication hereon shall have been signed by or on behalf of the Trustee.

Capitalized terms used and not defined in this Debenture shall have the meanings assigned in the Indenture dated as of the date of this Debenture between the Trustee and the Company.

IN WITNESS WHEREOF, the Company has duly executed this certificate.

LYONS BANCORP, INC.

By________________________________
Name:
Title:

CERTIFICATE OF AUTHENTICATION

This is one of the Debentures referred to in the within-mentioned Indenture.

ALLIANCE BANK, N.A.,
as Trustee

By:________________________________
Authorized Officer

EXHIBIT 10.1

INDEPENDENT AUDITORS' CONSENT

We hereby consent to the inclusion in the Form 1-A Regulation A Offering Statement of Lyons Bancorp, Inc., filed on or about April 1, 2004, of our report dated February 6, 2004 relating to the financial statements of Lyons Bancorp, Inc., and to the reference to our firm under the heading "Experts" in the Offering Circular.

Fagliarone Group CPAs, PC

Syracuse, New York
March 31, 2004

75,150 Units

Lyons Bancorp, Inc.

(The Lyons National Bank is a wholly owned subsidiary of Lyons Bancorp, Inc.)

consisting of

One share of common stock and one detachable warrant that expires on December 31, 2005 to purchase one additional share of common stock.

Price $32 per unit (Minimum Purchase 100 Units)*

*Does not apply to current shareholders

Copies of the Offering Circular may be obtained from Lyons Bancorp, Inc. at 35 William Street, Lyons, New York 14489, or by calling the administrative offices at **(315) 946-4871,** Monday through Friday 8:00 a.m. to 5:00 p.m., or by attending one of the series of Community Informational meetings scheduled as follows:

Monday, April 26	**Lyons,**	Trombino's Restaurant 12 Pearl Street	5:00p.m.
Tuesday, April 27	**Geneva,**	Belhurst Castle, Route 14 South	8:00a.m.
Wednesday, April 28	**Penn Yan,**	Sarrasin's Restaurant, 301 Lake Street	8:00a.m.
Wednesday, April 28	**Jordan,**	Smarts Wayside Restaurant, 101 W. Main St. Elbridge	5:00p.m.
Thursday, April 29	**Ontario,**	Ontario Country Club 21011 Country Club Lane	8:00a.m.

SIGNATURES

The issuer has caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Village of Lyons, State of New York, on this 1st day of April, 2004.

LYONS BANCORP, INC.

By: ______________________________
Robert A. Schick
President and Chief Executive Officer

This offering statement has been signed by the following persons in the capacities and on the date indicated.

By: ______________________________
Robert A. Schick
President and
Chief Executive Officer
(Chief Executive Officer)
and Director

Date: April 1, 2004

By: ______________________________
Kenneth M. Burt
Treasurer
(Chief Financial Officer)

Date: April 1, 2004

By: ______________________________
David Breen, Jr.
Director

Date: April 1, 2004

By: ______________________________
Clair J. Britt, Jr.
Director

Date: April 1, 2004

By: ______________________________
James Homburger
Director

Date: April 1, 2004

By: ______________________________
Theodore Marshall
Director

Date: April 1, 2004

By: ______________________________
Anthony Paliotti
Director

Date: April 1, 2004

By: ______________________________
Andrew Fredericksen
Director

Date: April 1, 2004

By: ______________________________
James Santelli
Director

Date: April 1, 2004

By: ______________________________
John Werner, Jr.
Director

Date: April 1, 2004